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भारतीय स्टेट बैंक
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State Bank of India
With you - all the way



भारतीय स्टेट बैंक

केन्द्रीय कार्यालय, मुंबई - 400 021

सूचना

भारतीय स्टेट बैंक के शेयरधारकों की 51 वीं वार्षिक महासभा **"चव्हाण सेंटर"**, जनरल जगन्नाथ भोसले मार्ग, नरिमन पॉइंट, मुंबई-400 021 (महाराष्ट्र) में शुक्रवार, दिनांक 30 जून 2006 को अपराह्न 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी :-

"31 मार्च 2006 तक की केन्द्रीय बोर्ड की रिपोर्ट, बैंक का तुलन-पत्र और लाभ-हानि लेखा तथा तुलन-पत्र और लेखों पर लेखा परीक्षकों की रिपोर्ट प्राप्त करना".

मुंबई
दिनांक : 01 अप्रैल, 2006

अरूण कुमार पुरवार
अध्यक्ष

STATE BANK OF INDIA

Central Office, Mumbai-400 021.

Notice

The 51st Annual General Meeting of the Shareholders of the State Bank of India will be held at Chavan Centre, General Jagannath Bhosale Marg, Nariman Point, Mumbai - 400 021 (Maharashtra) on Friday, the 30th June, 2006 at 3.30 P.M. for transacting the following business:-

"to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2006 and the Auditors' Report on the Balance Sheet and Accounts".

Mumbai.
Date: 1st April, 2006

(A.K. PURWAR)
CHAIRMAN

विषय-सूची

Contents

केंद्रीय निदेशक बोर्ड

(19 मई 2006 को)

अध्यक्ष
श्री अरुण कुमार पुरवार

प्रबंध निदेशक
श्री टी.एस. भट्टाचार्य
श्री ओ.पी. भट्ट

भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत निर्वाचित निदेशक
श्री अजय जी. पीरामल
प्रो. एम. एस. स्वामिनाथन
श्री सुमन कुमार बेरी
डॉ. अशोक झुनझुनवाला
कार्य-काल : 3 वर्ष और अगले 3 वर्ष की अवधि के लिए पुनर्निर्वाचित होने के पात्र
अधिकतम कार्य-काल: लगातार 6 वर्ष

भारतीय स्टेट बैंक अधिनियम की धारा 19(गक) के अंतर्गत नामित निदेशक
श्री अनंत सी. कलिता
कार्य-काल : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक एवं पुनर्नियुक्ति/पुनर्नामांकन हेतु पात्र
अधिकतम कार्य-काल : लगातार 6 वर्ष

भारतीय स्टेट बैंक अधिनियम की धारा 19(गख) के अंतर्गत नामित निदेशक
श्री अमर पाल
कार्य-काल : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति एवं पुर्ननियुक्ति/पुनर्नामांकन तक पात्र
अधिकतम कार्य-काल : लगातार 6 वर्ष हेतु

भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत निदेशक
श्री अरुण सिंह
श्री राजीव पांडे
श्री पीयूष गोयल
कार्यकाल : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक, एवं पुर्ननियुक्ति/पुनर्नामांकन हेतु पात्र
अधिकतम कार्य-काल : लगातार 6 वर्ष हेतु

भारतीय स्टेट बैंक अधिनियम की धारा 19(ङ) के अंतर्गत निदेशक
श्री अशोक के. झा

भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत निदेशक
श्रीमती श्यामला गोपीनाथ

Central Board of Directors

(As on 19th May 2006)

Chairman
Shri Arun Kumar Purwar

Managing Directors
Shri T.S. Bhattacharya
Shri O.P.Bhatt

Directors elected under Section 19(c) of SBI Act
Shri Ajay G. Piramal
Prof. M.S. Swaminathan
Shri Suman Kumar Bery
Dr. Ashok Jhunjhunwala
Term: 3 years and eligible for re-election for further period of 3 years
Maximum tenure: 6 years continuously

Director nominated under Section 19(ca) of SBI Act
Shri Ananta C. Kalita
Term: 3 years or till the Successor is appointed, and eligible for re-appointment / re-nomination
Maximum tenure: 6 years continuously

Director nominated under Section 19(cb) of SBI Act
Shri Amar Pal
Term: 3 years or till the Successor is appointed, and eligible for re-appointment / re-nomination
Maximum tenure: 6 years continuously

Directors under Section 19(d) of SBI Act
Shri Arun Singh
Shri Rajiv Pandey
Shri Piyush Goyal
Term: 3 years or till the Successor is appointed, and eligible for re-appointment / re-nomination
Maximum tenure: 6 years continuously

Director under Section 19(e) of SBI Act
Shri Ashok K. Jha

Director under Section 19(f) of SBI Act
Smt. Shyamala Gopinath



श्री अरुण कुमार पुरवार
Shri Arun Kumar Purwar



श्री टी.एस. भट्टाचार्य
Shri T.S. Bhattacharya



श्री ओ.पी. भट्ट
Shri O. P. Bhatt



श्री अजय जी. पीरामल
Shri Ajay G. Piramal



प्रो. एम. एस. स्वामिनाथन
Prof. M. S. Swaminathan



श्री सुमन कुमार बेरी
Shri Suman Kumar Bery



डॉ. अशोक झुनझुनवाला
Dr. Ashok Jhunjhunwala



श्री अनंत सी. कलिता
Shri Ananta C. Kalita



श्री अमर पाल
Shri Amar Pal



श्री अरुण सिंह
Shri Arun Singh



श्री राजीव पांडे
Shri Rajiv Pandey



श्री पीयूष गोयल
Shri Piyush Goyal



श्री अशोक के. झा
Shri Ashok K. Jha



श्रीमती श्यामला गोपीनाथ
Smt. Shyamala Gopinath

स्थानीय बोर्ड के सदस्य

(19 मई 2006 को)

अहमदाबाद
श्री अरुण शांडिल्य
मुख्य महाप्रबंधक (पदेन)
श्री बी.जे.भंडुटिया
श्री संजय दलसुखभाई शाह
श्री रसिकलाल नानचंददास शाह

बंगलूर
श्री आर.श्रीधरन
मुख्य महाप्रबंधक (पदेन)
श्री मदन बिंदुराव देसाई
श्री प्रभाकर नरसिंह नायक
श्रीमती सुधा राजु
सुश्री प्रिया मस्करेनहास

भोपाल
श्री एस. भट्टाचार्य
मुख्य महाप्रबंधक (पदेन)
श्री चिंतामणि शुक्ला
श्रीमती माधुरी सेठ
श्री अनवर जाफरी
श्री शलभ शर्मा
श्री आर.के. अगरवाल

भुवनेश्वर
श्री एम. एन. राव
मुख्य महाप्रबंधक (पदेन)
श्रीमती सवीता मोहंती
श्री अरुण कुमार साबत
श्री शक्ति रंजन दास

चंडीगढ़
श्री एच. जी. कॉन्ट्रेक्टर
मुख्य महाप्रबंधक (पदेन)
श्री सुमन कुमार अगरवाल
श्रीमती स्नेह महाजन
श्री मनमोहन लाल सरीन
डॉ. सुमेर लाल गोयल

चेन्नै
श्री प्रतीप चौधरी
मुख्य महाप्रबंधक (पदेन)
प्रो. एम. एस. स्वामिनाथन*
डॉ. अशोक झुनझुनवाला*
श्रीमती नलिनी पद्मानाभन
श्री जे. मदनगोपाल राव
डा. ए. राममूर्ति
डा. आर. वन्नयराजन

हैदराबाद
श्री वी. एस. जी. चंद्रशेखर
मुख्य महाप्रबंधक (पदेन)
श्री पैडा कृष्ण मोहन
श्री चिलुकुरु कृष्ण गोपाल
श्री करुपोथला बालकोंडय्या
(सेवानिवृत्त आईपीएस)
श्री बेति गोपाल रेड्डी

बंगाल
श्री यू.एस. रॉय
मुख्य महाप्रबंधक (पदेन)
डॉ. साबुज कोली सेन
डॉ. गीता चटर्जी

लखनऊ
श्री शिव कुमार
मुख्य महाप्रबंधक(पदेन)
श्री राज कपूर
श्री वीर भद्र मिश्रा
डॉ. अमृता दास
डॉ. प्रभाकर झा
सुश्री. फरीदा अब्राहम

मुंबई
श्री दिवाकर गुप्ता
मुख्य महाप्रबंधक (पदेन)
श्री अजय जी. पीरामल*
श्री पियूष गोयल*
श्री प्रकाश धर्शिभाई शाह
श्री भरत मगनलाल उदेशी
श्री जितेन परमानंददास मोदी

दिल्ली
श्री बी.के. गोइराला
मुख्य महाप्रबंधक (पदेन)
श्री एस.के.बेरी*
श्री अरुण सिंह*
श्री राजीव पांडे*
श्री सुभाष चंद्र चावला
श्री सलामत उल्लाह

उत्तर-पूर्व
श्री जी. पद्मनाभन
मुख्य महाप्रबंधक (पदेन)
श्री हरिप्रसाद हजारिका
श्री धरणी धर माली
कर्नल (सेवानिवृत्त) मनोरंजन गोस्वामी
सुश्री झोतनपरी हर्षेल
श्री संजय कुमार दास

पटना
श्री ए.डी.चौधरी
मुख्य महाप्रबंधक (पदेन)
श्री किशोरी मोहन वर्मा
श्री बदरूज्जमाँ खान

केरल
श्रीमती राधा उन्नी
मुख्य महाप्रबंधक (पदेन)
श्री पी.ई.बालकृष्ण मेनन
डॉ. एन. मोहनकुमारन
श्रीमती चित्रा देवराजन
श्री के. कृष्णानंद पई
श्री राजीव वासुदेवन
श्री के.पी.एस. मेनन

* भारतीय स्टेट बैंक अधिनियम की धारा 21 (1) (ख) के अनुसार स्थानीय बोर्ड पर नामित केंद्रीय बोर्ड के निदेशक ।

Members of Local Boards

(As on 19th May 2006)

Ahmedabad
Shri Arun Shandilya
Chief General Manager (Ex-Officio)
Shri B.J. Bhandutia
Shri Sanjay Dalsukhbhai Shah
Shri Rasiklal Nanchanddas Shah

Bangalore
Shri R. Sridharan
Chief General Manager (Ex-Officio)
Shri Madan Bindurao Desai
Shri Prabhakara Narasimha Nayak
Smt. Sudha Raju
Ms. Priya Mascarenhas

Bhopal
Shri S. Bhattacharyya
Chief General Manager (Ex-Officio)
Shri Chintamani Shukla
Smt. Madhuri Seth
Shri Anwar Jafri
Shri Shalabh Sharma
Shri R.K. Agarwal

Bhubaneswar
Shri M.N.Rao
Chief General Manager (Ex-Officio)
Smt. Saveeta Mohanty
Shri Arun Kumar Sabat
Shri Shakti Ranjan Das

Chandigarh
Shri H.G. Contractor
Chief General Manager (Ex-Officio)
Shri Suman Kumar Aggarwal
Smt. Sneh Mahajan
Shri Manmohan Lal Sarin
Dr. Sumer Lal Goel

Chennai
Shri Pratip Chaudhuri
Chief General Manager (Ex-Officio)
Prof. M.S. Swaminathan*
Dr. Ashok Jhunjhunwala*
Smt. Nalini Padmanabhan
Shri J. Madana Gopal Rao
Dr. A. Ramamurthy
Dr. R. Vanniarajan

Hyderabad
Shri V.S.G. Chandra Sekhar
Chief General Manager (Ex-Officio)
Shri Pyda Krishna Mohan
Shri Chilukuru Krishna Gopal
Shri Karupothala Balakondaiah {IPS (Retd.)}
Shri Bethi Gopal Reddy

Bengal
Shri U.S.Roy
Chief General Manager (Ex-Officio)
Dr. Sabuj Koli Sen
Dr. Geeta Chatterjee

Lucknow
Shri Shiva Kumar
Chief General Manager (Ex-Officio)
Shri Raj Kapoor
Shri Veer Bhadra Mishra
Dr. Amrita Dass
Dr. Prabhakara Jha
Ms. Farida Abraham

Mumbai
Shri Diwakar Gupta
Chief General Manager (Ex-Officio)
Shri Ajay G. Piramal *
Shri Piyush Goyal *
Shri Prakash Dharshibhai Shah
Shri Bharat Maganlal Udeshi
Shri Jiten Parmananddas Mody

Delhi
Shri B.K. Gairola
Chief General Manager (Ex-Officio)
Shri S.K. Bery *
Shri Arun Singh *
Shri Rajiv Pandey *
Shri Subhash Chandra Chawla
Shri Salamat Ullah

North Eastern
Shri G. Padmanabhan
Chief General Manager (Ex-Officio)
Shri Hari Pd. Hazarika
Dr. Dharani Dhar Mali
Col. (Retd.) Manoranjan Goswami
Ms. Zothanpari Hrashel
Shri Sanjoy Kumar Das

Patna
Shri A.D. Chaudhuri
Chief General Manager (Ex-Officio)
Shri Kishori Mohan Verma
Shri Badruzzaman Khan

Kerala
Smt. Radha Unni
Chief General Manager (Ex-Officio)
Shri P.E. Balakrishna Menon
Dr. N. Mohanakumaran
Smt. Chitra Devarajan
Shri K. Krishnananda Pai
Shri Rajiv Vasudevan
Shri K.P.S. Menon

* Directors on the Central Board nominated on the Local Boards as per Section 21(1)(b) of SBI Act.

केंद्रीय प्रबंधन समिति के सदस्य

(19 मई 2006 को)

श्री अरुण कुमार पुरवार
अध्यक्ष

श्री टी.एस. भट्टाचार्य
प्रबंध निदेशक एवं समूह कार्यपालक
(कारपोरेट बैंकिंग)

श्री ओ.पी. भट्ट
प्रबंध निदेशक एवं समूह कार्यपालक
(राष्ट्रीय बैंकिंग)

श्री एस.के. हरिहरन
उप प्रबंध निदेशक एवं समूह कार्यपालक
(सहयोगी एवं अनुषंगी)

श्री अश्विनी कुमार शर्मा
उप प्रबंध निदेशक एवं
मुख्य वित्तीय अधिकारी

श्री पी.के. मित्रा
उप प्रबंध निदेशक
(निरीक्षण एवं प्रबंधन लेखा-परीक्षा)

श्री अभिजीत दत्ता
उप प्रबंध निदेशक एवं
कारपोरेट विकास अधिकारी

श्री पी.पी. पटनायक
उप प्रबंध निदेशक
(सूचना प्रौद्योगिकी)

श्री वी.के. गुप्ता
उप प्रबंध निदेशक एवं
मुख्य ऋण अधिकारी

श्रीमती भारती राव
उप प्रबंध निदेशक एवं समूह कार्यपालक
(अंतर्राष्ट्रीय बैंकिंग)

सुश्री ऋतु आनंद
उप प्रबंध निदेशक एवं
मुख्य आर्थिक सलाहकार

Members of Central Management Committee

(As on 19th May 2006)

Shri Arun Kumar Purwar
Chairman

Shri T.S. Bhattacharya
Managing Director & Group Executive
(Corporate Banking)

Shri O.P.Bhatt
Managing Director & Group Executive
(National Banking)

Shri S. K. Hariharan
Deputy Managing Director & Group Executive
(Associates & Subsidiaries)

Shri Ashwini Kumar Sharma
Deputy Managing Director &
Chief Financial Officer

Shri P.K. Mitra
Deputy Managing Director
(Inspection & Management Audit)

Shri Abhijit Datta
Deputy Managing Director &
Corporate Development Officer

Shri P.P. Pattanayak
Deputy Managing Director
(Information Technology)

Shri V.K. Gupta
Deputy Managing Director &
Chief Credit Officer

Smt. Bharati Rao
Deputy Managing Director & Group Executive
(International Banking)

Ms. Ritu Anand
Deputy Managing Director &
Chief Economic Advisor

बैंक के लेखा-परीक्षक

मेसर्स बी.एम. चतरथ एंड कं., कोलकाता

मेसर्स खंडेलवाल जैन एंड कं., मुंबई

मेसर्स आर. जी. एन. प्राइस एंड कं., चेन्नई

मेसर्स जी.एस. माथुर एंड कं., नई दिल्ली

मेसर्स विनय कुमार एंड कं., इलाहाबाद

मेसर्स एम. एम. निस्सिम एंड कं., मुंबई

मेसर्स लक्ष्मीनिवास एंड जैन, हैदराबाद

मेसर्स चतुर्वेदी एंड कंपनी, कोलकाता

मेसर्स एस. के. मित्तल एंड कं., नई दिल्ली

मेसर्स काँवलिया एंड कं., नई दिल्ली

मेसर्स एम. चौधरी एंड कं., कोलकाता

मेसर्स के.पी.राव एंड कं., बंगलूर

मेसर्स वर्धमान एंड कं., चेन्नई

The Bank's Auditors

M/s B.M. Chatrath & Co., Kolkata

M/s Khandelwal Jain & Co., Mumbai

M/s R.G.N. Price & Co, Chennai

M/s G.S. Mathur & Co., New Delhi

M/s Vinay Kumar & Co., Allahabad

M/s M.M. Nissim & Co., Mumbai

M/s Laxminiwas & Jain, Hyderabad

M/s Chaturvedi & Company, Kolkata

M/s S.K. Mittal & Co., New Delhi

M/s Kanwalia & Co., New Delhi

M/s M. Choudhury & Co., Kolkata

M/s K.P. Rao & Co., Bangalore

M/s Vardhaman & Co., Chennai

निष्पादन संकेतक
Performance Indicators



पूंजी पर्याप्तता अनुपात
Capital Adequacy Ratio
13.53
12.45
11.88
8.34
8.04
9.36
31-03-04
31-03-05
31-03-06
श्रेणी Tier-I
श्रेणी Tier-II



प्रति कर्मचारी व्यवसाय
Business per Employee
(रु. Rs. 000)
21056
24308
29923
2003-04
2004-05
2005-06



प्रति कर्मचारी लाभ
Profit per Employee
(रु. Rs. 000)
176.61
207.50
216.76
2003-04
2004-05
2005-06



परिसंपत्तियों पर आय
Return on Assets
(%)
RoA आरओए
0.94
0.99
0.89
2003-04
2004-05
2005-06
आरओए
RoA



निवल अनर्जक परिसंपत्ति अनुपात
Net NPA Ratio
(%)
3.48
2.65
1.87
2003-04
2004-05
2005-06



जमाराशियाँ एवं अग्रिम
Deposits and Advances
(रु. Rs. Crore)
2003-04
2004-05
2005-06
जमाराशियाँ Deposit
अग्रिम Advances

उल्लेखनीय तथ्य
Highlights

वर्ष के लिए FOR THE YEAR	2005-06	2004-05	परिवर्तन प्रतिशत में % change
कुल आय (करोड़ रुपए) Total Income (Rs. crore)	43,184	39,548	9.19
कुल व्यय (करोड़ रुपए) Total Expenditure (Rs. crore)	38,777	35,243	10.03
निवल लाभ (करोड़ रुपए) Net Profit (Rs. crore)	4,407	4,305	2.37
प्रति शेयर अर्जन (रुपए) Earnings per Share (Rs.)	83.73	81.79	2.37
औसत परिसंपत्तियों पर आय (%) Return on Average Assets (%)	0.89	0.99	(-) 10.10
ईक्विटी पर आय (%) Return on Equity (%)	15.47	18.10	(-) 14.53
प्रति कर्मचारी लाभ (रुपए हजार) Profit per Employee (Rs. thousands)	216.76	207.50	4.46

वर्ष की समाप्ति पर AT THE END OF	मार्च March 2006	मार्च March 2005	परिवर्तन प्रतिशत में % change
संदत्त पूंजी और आरक्षितियां एवं अधिशेष (करोड़ रुपए) Paid-up Capital and Reserves & Surplus (Rs. crore)	27,644	24,072	14.84
जमाराशियाँ (करोड़ रुपए) Deposits (Rs. crore)	3,80,046	3,67,048	3.54
अग्रिम (करोड़ रुपए) Advances (Rs. crore)	2,61,642	2,02,374	29.29
देशी शाखाओं की संख्या Number of Domestic Branches	9,177	9,102	0.82
विदेश स्थित शाखाओं/कार्यालयों की संख्या Number of Foreign Branches / Offices	70	54	29.63
पूंजी पर्याप्तता अनुपात (%) Capital Adequacy Ratio (%)	11.88	12.45	(-) 4.58
निवल अनर्जक परिसंपत्तियाँ (%) Net NPA (%)	1.87	2.65	(-) 29.43

अध्यक्ष की कलम से



भारतीय स्टेट बैंक और स्टेट बैंक समूह का निवल लाभ
Net Profit of SBI and State Bank Group
(रुपए करोड़ में)
(Rs. in crore)
6000
5000
4000
3000
2000
1000
0
3681
5531
4305
5464
4407
5530
2003-04
2004-05
2005-06
भारतीय स्टेट बैंक SBI
स्टेट बैंक समूह SBG

प्रिय शेयरधारको,

आपके बैंक की वार्षिक रिपोर्ट चौथी बार प्रस्तुत करते हुए तथा आपके बैंक की कुछ अत्यंत्त महत्वपूर्ण उपलब्धियों की ओर आपका ध्यान आकृष्ट करते हुए हमें हर्ष हो रहा है।

वर्ष 2005-06 वास्तव में ऐतिहासिक वर्ष रहा है - इस साल बैंक ने अपने अस्तित्व के 200 वर्ष पूरे किए । वर्ष के दौरान आपके बैंक ने ऋण - विस्तार एवं इनकी गुणवत्ता में नई उपलब्धितां अर्जित की, प्रौद्योगिकी तथा व्यवसाय प्रक्रिया पुनर्विन्यास पहल के क्षेत्र में दृढ़तापूर्वक प्रगामी यात्रा तय की तथा अपनी अंतरराष्ट्रीय गतिविधियों की परिधि को और व्यापक एवं विस्तृत किया। इसके अतिरिक्त आपके बैंक ने दिसम्बर 2005 में इंडिया मिलेनियम बांड का सफलतापूर्वक प्रतिदान किया। यह अभिलिखित करते हुए हमें प्रसन्नता हो रही है कि विगत चार वर्षों की अवधि के दौरान आपके बैंक का निष्पादन सुसंगत रहा है और कुल व्यवसाय में दो गुना बढ़ोत्तरी हुई है।

बदलती हुई परिस्थितियों और परिवर्तनशील ब्याज-दर से ताल मेल बैठाते हुए आपके बैंक ने लाभ प्रदता के अपने रिकार्ड को अक्षुण्य बनाए रखा । अपूर्व प्रतिस्पर्धा और स्प्रेडस के निरंतर संकुचन के बावजूद आपके बैंक ने वर्ष 2005-06 के दौरान 3.40% की निवल ब्याज मार्जिन दर्ज की । द्रुतगति से विस्तृत होते अग्रिम-आधार पर क्रमश: बढ़ते प्रतिफल के साथ साथ जमा राशियों पर लागत में कमी से ऐसा संभव हो सका । समीक्षाधीन अवधि के दौरान चालू और बचत खातों के समतुलन में वृध्दि हुई है और इस वृध्दि का एक प्रमुख कारण आपके बैंक द्वारा ग्राहकों को दिए जा रहे प्रौद्योगिकी आधारित वैकल्पिक चैनल रहे हैं।

From the Chairman's Desk



Dear Shareholders,

I deem it an honour to place before you for the fourth time your Bank's Annual Report and to draw attention to some of the more significant achievements of your Bank.

The year 2005-06 has been truly historic, with the Bank successfully completing 200 years of its existence. During the year your Bank achieved fresh milestones in credit extension and quality, moved resolutely forward on its technology and business process restructuring initiatives, and expanded its international operations. In addition, your Bank successfully carried out the redemption of IMDs in December 2005. I am also pleased to place on record that in the last four years, your Bank has kept up its consistent performance and its total business has doubled.

Your Bank has maintained its record of profitability, while adjusting to the changing circumstances and interest rate environment. Despite intense competition and pressure on spreads, your Bank recorded a net interest margin of 3.40% in 2005-06. This was brought about by gradually increasing the yield on a rapidly growing base of advances in conjunction with reducing the cost of deposits, as current and savings account balances increased, partly through the use of alternative technology-based delivery channels that your Bank now offers customers.

आपके बैंक की प्रमुख उपलब्धि आस्ति-गुणवत्ता में उल्लेखनीय सुधार रही है । सकल अलाभकारी आस्तियां मार्च 2002 के 11.95% की तुलना में घटकर मार्च 2006 में 3.88% हो गईं। तुलन पत्र को सुस्वस्थ बनाने के अविराम प्रयास के परिणामस्वरूप निवल अलाभकारी आस्तियां घटकर अब 1.87% रह गई हैं। ये आंकड़े आपके बैंक द्वारा अंतर्राष्ट्रीय मानकों की उपलब्धि दर्शाते हैं। मार्च 2006 के अंत में, आपके बैंक की 11.88% की पूंजी पर्याप्तता, सर्वश्रेष्ठ वैश्विक मानकों के अनुरूप है।

रणनीतिक व्यवसाय इकाइयों, ऋण प्रक्रिया के लिए विशेषज्ञ ऋण-कोष्ठ, कृषि अधिकारियों की नियुक्ति और ग्राहकों पर अधिकाधिक ध्यान देने जैसी व्यवसाय प्रक्रिया परिवर्तन की पहलों का लाभदायक परिणाम अब सामने आ रहा है । वैयक्तिक खंड में खुदरा अग्रिमों का त्वरण पूर्ववत बना रहा और ये बैंक के अग्रिमों का एक चौथाई हिस्सा हैं । बैंक के खुदरा अग्रिमों में आवास-वित्त का हिस्सा आधे से अधिक है । मध्य कारपोरेट व्यापक रुप से सफल सिध्द हुआ है । बैंक द्वारा दिए गए ऋणों में इसका योगदान सर्वाधिक रहा है । लघु एवं मध्यम उद्यम अग्रिमों (एसएमई) में भी उल्लेखनीय प्रगति हुई और शायद इससे भी अधिक महत्वपूर्ण तथ्य यह है कि उनकी गुणवत्ता में पर्याप्त सुधार हुआ है। वर्ष के दौरान कृषि क्षेत्र के संवितरण में 83% की जबर्दस्त वृध्दि हुई । संरचना क्षेत्र को ऋण देने तथा ऋण समूहन के क्षेत्र में आपका बैंक अग्रणी रहा है। संवृध्दि के जिन अन्य क्षेत्रों पर आपका बैंक ध्यान केंन्द्रित कर रहा है वे हैं - शिक्षा, स्वास्थ और पर्यटन । वित्तीय-सहायता के द्वारा विकास के लिए आपका बैंक स्वयं सहायता समूह (एसएचजी) आन्दोलन पर ध्यान देने की अपनी नीति पर जोर बनाए हुए है । आज तक, इस आंदोलन के माध्यम से 50 लाख परिवार सहायता प्राप्त कर चुके हैं तथा इस क्षेत्र में कुल 2300 करोड़ रुपए का संवितरण किया गया है ।

ग्राहक सेवा के स्तर को और भी अधिक बेहतर बनाने, उत्पादकता को बढ़ाने और जोखिमों के बेहतर प्रबंधन के लिए बैंक अपने प्रौद्योगिकी - अभियान की गति को बनाए हुए है । अपनी सभी शाखाओं को कम्प्यूटरीकृत करने के बाद अब आप का बैंक "रीयल-टाइम आन लाइन बैंकिंग" के शीघ्रतापूर्वक कार्यान्वियन की दिशा में द्रुत गति से अग्रसर है । सहयोगी बैंकों की कोर बैंकिग से शत प्रतिशत नेटवर्क हो चुकी सभी 4749 शाखाओं के साथ-साथ आपके बैंक की आधा से अधिक व्यवसाय करने वाली 3150 शाखाओं को कोर बैंकिंग के अंतर्गत लाया जा चुका है । आपके बैंक के 5572 एटीएमों और आपके सहयोगी बैंकों के 3743 एटीएमों के साथ, आपका बैंक समूह पूरे देश में एटीएम नेटवर्क के मामले में शीर्षस्थ है और संभवत: पूरी दुनिया में एटीएम नेटवर्क का यह विराटतम प्रसार है । 3482 शाखाओं द्वारा इंटरनेट बैंकिंग सुविधा प्रदान की जा रही है जिसका लाभ 650,000 प्रयोक्ता उठा रहे हैं ।

One of the key achievements of your Bank has been the substantial improvement in asset quality. Gross NPAs have come down from 11.95% in March 2002 to 3.88% in March 2006. With continuous cleansing of the balance sheet, net NPAs have now come down to 1.87%. These figures compare very well with international benchmarks. Your Bank's capital adequacy at 11.88% at the end of March 2006 is also comparable with that of the best banks globally.

Your Bank's changing business processes through initiatives such as strategic business units, specialized credit cells for loan processing, recruitment of agricultural officers, and greater customer orientation are paying dividends across the board. Retail advances in the personal segment kept up the tempo of growth and comprise almost a quarter of your Bank's advances, with housing finance constituting over one half of the Bank's retail advances. The mid-corporate group has been a major success, being the single largest contributor to the growth in credit. SME advances too have grown significantly and, perhaps more importantly, their quality improved. Disbursements to agriculture went up by a massive 83% during the year. Your Bank is a leading player in infrastructure finance and syndication of loans. Other growth sectors that your Bank is focusing on include education, healthcare and tourism. Your Bank continues its emphasis on the Self Help Group (SHG) movement as a major vehicle of financial inclusion. As of today, more than 50 lakh families have been reached with a total disbursement of Rs. 2300 crore.

Your Bank maintains its drive on the technology front to enhance customer service, increase productivity, and manage risk better. After having computerized all its branches, your Bank has been moving swiftly to implement real time on-line banking. Over 3150 branches, covering more than half of the total business of your Bank, have so far been brought under core banking, in addition to all of the 4749 branches of associate banks being fully networked on core banking. With 5572 ATMs of your Bank and another 3743 ATMS of your associate banks, the State Bank Group has the largest network of ATMs in the country and perhaps in the world too. Internet banking is now provided at 3482 branches covering 650,000 users.

यह सूचित करते हुए हमें गर्व हो रहा है कि आपके बैंक को 'बैंकर' पत्रिका द्वारा वर्ष 2005 के लिए दो अति-प्रतिष्ठित प्रौद्योगिकी पुरस्कारों से सम्मानित किया गया। पहला पुरस्कार "वर्ष का कोर बैंकिंग समाधान" के अंतर्गत, कार्यक्रम की विराट परिधि, गति और जटिलता हेतु प्रदान किया गया जबकि दूसरा पुरस्कार समन्वित नेटवर्क, ढांचा परियोजना के लिए वर्ष की आउटसोर्सिंग परियोजना हेतु प्रदान किया गया। मुझे यह घोषित करते हुए भी प्रसन्नता हो रही है कि 'बिजनेस इंडिया' ने आपके बैंक को वर्ष का सर्वश्रेष्ठ बैंक घोषित किया है।

अंतरराष्ट्रीय प्रसार के अपने अभियान में बैंक का प्रयास समीक्षाधीन वर्ष के दौरान जारी रहा तथा इस दिशा में हासिल उपलब्धियों को मैं अब प्रस्तुत करने जा रहा हूँ। वर्ष 2005-06 के दौरान विदेशी कार्यालयों की संख्या वर्ष 2004-05 के 54 कार्यालयों से बढ़कर 70 हो गई । वर्ष के दौरान आपके बैंक ने अंगोला और तुर्की में प्रतिनिधि कार्यालय खोले तथा बांग्लादेश, श्रीलंका, यू.के., कनाडा और यूएसए में अतिरिक्त शाखाएँ खोलीं। चीन के साथ अपने देश के बढ़ते व्यापार एवं व्यवसाय से कदम-ताल मिलाते हुए आपके बैंक ने शंघाई स्थित अपने प्रतिनिधि कार्यालय का उन्नयन पूर्ण शाखा के रुप में किया। अंतरर्राष्ट्रीय अधिग्रहणों की दिशा में भी आपका बैंक तेजी से आगे बढ़ रहा है । मारिशस में इंडियन ओसन इंटरनेशनल बैंक के अधिग्रहण की सफलता के बाद आपका बैंक केन्या के गिरो कामर्शियल बैंक और इंडोनशिया के पीटी बैंक इंडोमोनेक्स में बहुसंख्य भागीदारी हासिल करने जा रहा है । विदेशी कार्यालयों और अनुषंगियों के निवल लाभ का योग 80 मिलियन अमेरिकी डॉलर रहा और इस प्रकार आपके बैंक के समग्र लाभ में इनका अंशदान धीरे-धीरे ही सही लेकिन ठोस रूप से बढ़ रहा है। मुझे यह भी बताते हुए प्रसन्नता हो रही हैं कि सभी विदेशी शाखाऐ कोर बैंकिंग से जोडी जा चुकी हैं।

अपने संवृध्दिशील सहयोगी बैकों और गैर बैकिंग अनुषंगियों के साथ आपका बैंक बाजार में अपनी प्रभावी उपस्थिति के कारण एक वास्तविक अंतर्राष्ट्रीय बैंक के रूप में सामने आ चुका है। पिछले ढाई वर्षों में सहयोगी बैंकों के व्यवसाय में दोगुना वृद्धि हुई है तथा इन बैंको को यदि आपस में मिला दिया जाए तो संयुक्त रूप में ये देश के दूसरे सबसे बड़े बैंक बन जाएंगे। इन बैंकों की 75-100% इक्विटी आपके बैंक द्वारा धारित है। गैर बैंकिंग अनुषंगियों द्वारा भी उल्लेखनीय मूल्य सृजन किया गया । एसबीआइलाइफ, निजी क्षेत्र की पहली जीवन बीमा कंपनी है जो लाभार्जन की स्थिति में है और यह स्थिति उसने मात्र तीन वर्षों में प्राप्त कर ली है। निवेश बैंकिंग में अपने सफल अभियान के बाद एसबीआइ कैपिटल मार्केट्स ने ब्रोकिंग सबसिडरी के साथ वेंचर कैपिटल व्यवसाय हेतु अनुषंगी की शुरुआत की है। एसबीआइ फंड्स मैनेजमेंट वरीयता सूची में 7 वें स्थान पर आ गया है। मार्केट अंश की दृष्टि से, एसबीआइ फैक्टर्स एंड कामर्शियल सर्विसेस का वरीयता सूची में प्रथम तथा एसबीआइ कार्ड्स एंड पेमेंट लि. का तीसरा स्थान है। प्रतिकूल बाजार परिस्थितियों के बावजूद वर्ष 2005-06 के दौरान एसबीआइ डीएफएचआई लाभप्रदता की स्थिति में आ गई। आपके बैंक ने टीसीएस के साथ सहयोगिता में सी -एज टेक्नोलोजी नामक नई कंपनी स्थापित की है ।

I am proud to announce that your Bank received two prestigious technology awards from The Banker magazine in 2005 viz., Core Banking Solution of the Year for scale, speed and complexity of the programme, and Outsourcing Project of the Year for the Integrated Network Infrastructure project. I am also happy to announce that your Bank was adjudged the Best Bank of the Year by Business India.

Your Bank continues to expand its global footprints with the number of foreign offices having increased to 70 in 2005-06 from 54 in 2004-05. During the year, your Bank opened Representative Offices in Angola and Turkey and additional branches in Bangladesh, Sri Lanka, U.K, Canada and USA. In tandem with the country's growing trade and business with China, your Bank's Representative Office in Shanghai was upgraded to a full branch. Your Bank is also proceeding apace on international acquisitions. Following on from its successful acquisition of Indian Ocean International Bank in Mauritius, your Bank is acquiring a majority stake in Giro Commercial Bank in Kenya and PT Bank IndoMonex in Indonesia. Together, foreign offices and subsidiaries brought in a net profit of US$80 million, contributing a steadily growing share to the overall profits of your Bank. I am also happy to inform you that all foreign branches are on core banking.

With its rapidly growing associate banks and non-banking subsidiaries, the State Bank Group has emerged as a truly universal bank with a dominant presence in the market. The business of the associate banks has more than doubled in the last two and a half years and, in terms of size, these banks together are almost equivalent to the second largest bank in the country, of which 75-100% equity is held by your Bank. Amongst the non-banking subsidiaries too there is significant value creation. SBI Life is the first private sector insurance company to make profits and that too in just three years. After its successful thrust in investment banking, SBI Capital Markets has launched a broking subsidiary as well as a subsidiary for venture capital business. SBI Funds Management has moved up to 7th rank in the country. SBI Factors and Commercial Services is ranked 1st and SBI Cards and Payments Ltd. 3rd in terms of market share. Despite difficult market conditions, SBI DFHI turned profitable during 2005-06. Your Bank has also set up a company, C-Edge Technologies, in partnership with TCS.

यह घोषित करते हुए हमें प्रसन्नता हो रही है कि आपके बैंक के निदेशक मंडल ने मार्च 2006 को समाप्त वित्त वर्ष के लिए 140% का लाभांश घोषित किया है।

भारत की संवृद्धि-दर दुनिया के सर्वाधिक गतिशील देशों में से एक है तथा सूचना एवं प्रौद्योगिकी के क्षेत्र में अपने देश की उपलब्धि विश्व-विदित है। मैं पूर्णत: आश्वस्त हूं कि इस विजय अभियान का दूसरा चरण बैंकिंग क्षेत्र होगा और उसका महानायक आपका ही बैंक होगा। मुझे पूर्ण विश्वास है कि आपका बैंक भविष्य में उत्तरोत्तर शक्तिसंपन्न होता जाएगा।

सादर,

आपका

(अरुण कुमार पुरवार)

I am happy to announce that the Board of Directors of your Bank has declared a dividend of 140% for the year ended March 2006.

India is among the fastest growing countries in the world and our success story in IT is only too well known. The next phase will be marked by the banking sector, led by your Bank, which I have no doubt will continue to grow in strength.

With warm regards,

Yours sincerely,

(Arun Kumar Purwar)

प्रबंधन विवेचन और विश्लेषण

आर्थिक पृष्ठभूमि और बैंकिंग परिवेश :

विश्व- अर्थव्यवस्था में वर्ष 2005 में 4.8% की वृद्धि हुई, जो इसके 3.8% के दीर्घावधि औसत से कहीं अधिक है, और वर्ष 2006 में इसके लगभग इसी गति से बढ़ने की आशा है। भारत और चीन ने विश्व की तीव्रतम गति से बढ़ने वाली अर्थव्यवस्थाओं में अपना स्थान बनाए रखा। जैसाकि अंतरराष्ट्रीय मुद्राकोष (आइएमएफ) ने विश्व आर्थिक परिदृश्य में बताया है, विश्व-अर्थव्यवस्था में प्रणालीगत विक्षोभों के प्रति अत्यधिक सहनशीलता दिखाई दी, हालाँकि कच्चे तेल की ऊँची कीमतों, मुद्रास्फीति के दबावों और विश्व चालू खाता असंतुलनों से जोखिम विद्यमान हैं।

भारत ने लगातार तीसरे वर्ष अपना सुदृढ़ आर्थिक निष्पादन बनाए रखा। वर्ष 2005-06 में अर्थव्यवस्था में 8.1% की वृद्धि का अनुमान है, जो विगत वर्ष दर्ज की गई अब तक की सर्वाधिक 7.5% वृद्धि से अधिक है। आर्थिक निष्पादन को प्रेरित करने में सेवा-क्षेत्र की निरंतर प्रमुख भूमिका बनी रही। सकल राष्ट्रीय उत्पाद (जीडीपी) की समग्र वृद्धि में इसका लगभग तीन-चौथाई योगदान रहा। व्यापार, होटल, परिवहन और संचार-सेवाएँ लगातार तीसरे वर्ष दो अंकों की संवृद्धि-दर दर्ज कर निरंतर आगे बनी रहीं। संतोषजनक वर्षा के परिणामस्वरूप कृषि क्षेत्र में 2.3% की बेहतर वृद्धि हुई, जबकि विगत वर्ष यह 1% से भी कम रही थी। हालाँकि उद्योग-क्षेत्र में निरंतर वृद्धि सबसे अधिक उत्साहवर्धक है, जो विनिर्माण क्षेत्र के जोरदार निष्पादन के कारण संभव हुई। वर्ष के दौरान निवेश गतिविधि में कुल मिलाकर उल्लेखनीय वृद्धि परिलक्षित हुई, जिससे औद्योगिक निष्पादन में सुधार हुआ और चालू वर्ष में विकास की संभावनाएँ बढ़ी हैं। भारतीय कंपनियों ने ईक्विटी और ऋण क्षेत्र में अब तक के सर्वाधिक 40 बिलियन डॉलर जुटाए, जिसमें 25 बिलियन डॉलर विदेशों से जमा रसीदों, परिवर्तनीय बांडों और समूह ऋणों के द्वारा थे।

व्यापार और पूँजी आवक में उल्लेखनीय विस्तार हुआ और अर्थव्यवस्था का विश्व अर्थव्यवस्था से जुड़ना जारी रहा। व्यापारिक निर्यातों में विगत चार वर्षों की 20% से अधिक की उच्च वृद्धि दर बनी रही, 25% की वृद्धि हुई और ये 100 बिलियन अमरिकी डॉलर के स्तर को पार कर गए। आयातों में 31.5% की तीव्रतर वृद्धि हुई। ऐसा तेल की ऊँची कीमतों और देश में अधिक माँग के चलते गैर-तेल आयातों के बढ़ने के कारण हुआ। चूँकि सेवा-निर्यातों और विप्रेषणों में वृद्धि प्रारंभिक व्यापार घाटे को कम नहीं कर पाई चालू खाते का घाटा और अधिक बढ़ गया । पूँजी-आवकों में वृद्धि हुई, जिससे देशी वित्तीय आस्तियों की माँग में वृद्धि, औद्योगिक निवेश के वित्तपोषण के साथ-साथ दोनों क्षेत्रों में अधिग्रहण में वृद्धि परिलक्षित होती है। विदेशी मुद्रा भंडार में 10.1 बिलियन अमेरिकी डॉलर की वृद्धि हुई और यह 31 मार्च 2006 को 151.6 बिलियन अमेरिकी डॉलर था, जबकि इंडिया मिलेनियम डिपॉजिट के मोचन के कारण 7.1 बिलियन अमेरिकी डॉलर की बड़ी राशि का व्यय करना पड़ा।

वार्षिक अंक-दर-अंक मुद्रास्फीति थोक भाव सूचकांक के संदर्भ में मार्च 2006 के अंत में 4% रही, जो भारतीय रिज़र्व बैंक के 5-5.5% अनुमान से कम है। भारतीय रिज़र्व बैंक की मुद्रा-नीति का लक्ष्य कुल मिलाकर समुचित चलनिधि उपलब्ध कराना और निवेश की माँग को पूरा करने के अलावा मूल्यस्थिरता बनाए रखना और मुद्रास्फीति को प्रत्याशित सीमा के भीतर नियंत्रित रखना था। बैंक-दर और नकदी निधि अनुपात में वर्ष 2005-06 के दौरान कोई परिवर्तन नहीं किया गया, प्रतिवर्ती पुन: खरीद दर (रिवर्स रिपो दर) में चलनिधि समायोजन सुविधा (लिक्विडिटी एडजस्टमेंट फेसिलिटी) के अंतर्गत तीन गुणा, प्रत्येक अवसर पर 25 आधार अंक की, वृद्धि की गई और यह 5.5% तक पहुँच गई। रिवर्स रिपो दर की तुलना में क्रय-विक्रय-दरों में अंतर को 100 आधार अंक बनाए रखने के लिए रिपो दर बढ़ाकर 6.5% की गई। ब्याज-दरों में निरंतर वृद्धि के चलते ऋण-बाजार मंद रहा। जबकि ईक्विटी-बाजार में तेजी परिलक्षित हुई, जो विदेशी संस्थागत निवेशकों और देशी म्यूचुअल फंडों में भारी आवक से प्रेरित थी।

लगातार दूसरे वर्ष ऋण-वृद्धि की गति जमा-वृद्धि से तेज रही। बैंक जमाराशियों में 16.9% की वृद्धि हुई, जो वर्ष 2004-05 में दर्ज 14.8% से अधिक है। बैंक ऋणों में 29.9% की भारी वृद्धि हुई जो वर्ष 2004-05 में हुई तब तक की सर्वाधिक वृद्धि 27.9% से भी अधिक है। इसके परिणामस्वरूप वृद्धिशील खाद्यान्नेतर ऋण-जमा-अनुपात उच्च अर्थात् वर्ष 2004-05 में 117% और वर्ष 2005-06 में 113% रहा, इसमें भी

Management Discussion and Analysis

Economic Backdrop and Banking Environment :

The global economy grew 4.8% in 2005, well above its long-term average of 3.8%, and is expected to grow at around the same pace in 2006. India and China remain among the fastest growing economies in the world. As pointed out by the IMF in its World Economic Outlook, the world economy has shown considerable resilience to systemic shocks, though there are risks from high crude oil prices, inflationary pressures and global current account imbalances.

India maintained its strong economic performance for the third successive year. In 2005-06 the economy is estimated to have grown at 8.1%, on top of the 7.5% growth recorded in the previous year. The services sector continued to be the major driver of economic activity, accounting for almost three-fourth of overall GDP growth. Trade, hotels, transport and communications services continued to lead by growing at double-digit rates for the third successive year. Satisfactory rainfall contributed to improved growth in agriculture to 2.3% from less than 1% in the previous year. Perhaps the most encouraging, though, was the sustained growth in industry propelled by robust activity in the manufacturing sector. The year also witnessed significant pick-up in overall investment activity, which strengthened industrial performance and has reinforced growth prospects for the current year. Indian companies raised an unprecedented $40 billion in equity and debt, of which $25 billion was from overseas by way of depository receipts, convertible bonds and syndicated loans.

Trade and capital flows expanded significantly as the economy continued to integrate with the world. Merchandise exports kept up the pace of over-20% growth of the last four years, and rose by 25%, crossing the US $ 100-billion level. Imports grew faster at 31.5%, due to higher oil prices and growing non-oil imports backed by strong domestic demand. The current account deficit widened substantially as the increase in services exports and remittances did not offset the burgeoning trade deficit. Capital flows rose, reflecting increased appetite for domestic financial assets, financing for industrial investment as well as greater activity in acquisitions in both directions. Foreign exchange reserves increased by US $10.1 billion and stood at US $ 151.6 billion as on March 31, 2006, despite the sizeable outgo of US $ 7.1 billion on account of redemption of India Millennium Deposits.

Annual point-to-point inflation in terms of WPI stood at 4% at end-March 2006, which was lower than RBI's estimate of 5-5.5%. The overall stance of RBI's monetary policy, apart from providing appropriate liquidity and support to investment demand, was aimed at maintaining price stability and anchoring inflationary expectations. While the Bank Rate and the Cash Reserve Ratio were kept unchanged during 2005-06, the Reverse Repo Rate under the Liquidity Adjustment Facility was raised three times, by 25 basis points each, to reach 5.5%. To maintain a spread of 100 basis points vis-à-vis the Reverse Repo Rate, the Repo Rate was raised to 6.5%. The firming up of interest rates depressed the debt market while the equity market witnessed a boom driven by large inflows from foreign institutional investors and domestic mutual funds.

Credit growth outpaced deposit growth by a substantial margin for the second year in succession. While bank deposits grew by 16.9%, higher than 14.8% recorded in 2004-05, bank credit rose substantially by 29.9%, on top of the 27.9% growth in 2004-05. As a result, the incremental non-food credit-deposit ratio remained high at 117% in 2004-05 and 113% in 2005-06, with a marked spurt in the second-half. To accommodate the increasing credit

दूसरी छमाही में एकाएक उल्लेखनीय वृद्धि हुई। बढ़ती ऋण-माँग की पूर्ति के लिए बैंकों ने सांविधिक चलनिधि अनुपात (एसएलआर) प्रतिभूतियों की अपनी धारिताओं का उपयोग किया और कई दशकों में पहली बार श्रेष्ठ प्रतिभूतियों (गिल्ट्स) में उनके निवेश में वास्तव में गिरावट आई। ऋणों में सेवा-क्षेत्र का हिस्सा सर्वाधिक रहा और इसमें भी रिटेल ऋण प्रमुख रहे, हालाँकि बुनियादी सुविधा, कृषि, खाद्य प्रसंस्करण, लोहा और इस्पात, सूती वस्त्र, वाहन, रत्न व जवाहरात और निर्माण क्षेत्र को भी पर्याप्त मात्रा में ऋण दिए गए।

चालू वर्ष का परिदृश्य उत्साहवर्धक है। समग्रता में औद्योगिक परिदृश्य लगातार आशाजनक प्रतीत हो रहा है और सेवा-क्षेत्र के निरंतर इसी गति से बढ़ने की आशा है। अर्थव्यवस्था की नींव कितनी मजबूत है इसका अंदाजा सकल राष्ट्रीय उत्पाद (जीडीपी) की निरंतर वृद्धि, विदेशी निवेश की जोरदार आवक और विदेशी मुद्रा भंडार की सुदृढ़ता से लगाया जा सकता है।

वित्तीय निष्पादन

लाभ

वर्ष 2005-06 में बैंक का परिचालन लाभ 11,299.23 करोड़ रुपए रहा, जबकि वर्ष 2004-05 में यह 10,990.36 करोड़ रुपए था। इस प्रकार इस वर्ष इसमें 2.81% की वृद्धि हुई। बैंक ने वर्ष 2005-06 में 4,406.67 करोड़ रुपए का निवल लाभ कमाया, जबकि वर्ष 2004-05 में यह 4,304.52 करोड़ रुपए था। इस प्रकार इसमें 2.37% की वृद्धि हुई।

हलांकि निवल ब्याज आय में 12.13% की तथा अन्य आय में 3.78% की संवृद्धि दर्ज की गई लेकिन आय के क्षेत्र में प्राप्तियों को परिचालन व्यय में 16.39% की बढ़ोत्तरी ने काफी हद तक अप्रभावी बना दिया।

लाभांश

बैंक ने वर्ष के लिए 140% का लाभांश घोषित किया है, जो पिछले वर्ष घोषित 125% लाभांश से अधिक है।

निवल ब्याज आय

बैंक की निवल ब्याज आय में 12.13% की वृद्धि दर्ज हुई और यह वर्ष 2004-05 के 13,944.62 करोड़ रुपए से बढ़कर वर्ष 2005-06 में 15,635.64 करोड़ रुपए हो गई। यह अग्रिमों पर ब्याज-आय बढ़ने, अन्य विविध ब्याज तथा जमाराशियों की लागत घटने के कारण हुई। निवल ब्याज मार्जिन, जो वर्ष 2004-05 में 3.39% थी, वर्ष 2005-06 में आंशिक रुप से बढ़कर 3.40% हो गयी।

विश्व-परिचालनों से प्राप्त सकल ब्याज आय 32,428.00 करोड़ रुपए से बढ़कर वर्ष 2005-06 के दौरान 35,794.93 करोड़ रुपए हो गई। यह मुख्यतया अग्रिमों पर ब्याज आय तथा अन्य विविध ब्याज आय बढ़ने से हुई।

अग्रिमों की मात्रा बढ़ने से भारत में अग्रिमों से ब्याज-आय, जो वर्ष 2004-05 में 12406.13 करोड़ रुपए थी, वर्ष 2005-06 में बढ़कर 16405.70 करोड़ रुपए हो गई। भारत में अग्रिमों पर औसत आय वर्ष 2004-05 के 7.68% से बढ़कर वर्ष 2005-06 में 7.78% हो गई। अग्रिमों की मात्रा बढ़ने के कारण विदेश स्थित कार्यालयों में भी अग्रिमों पर ब्याज में वृद्धि हुई।

औसत प्रतिफल और लगाए गए औसत संसाधन, दोनों में ही गिरावट के कारण भारत में लगाए गए राजकोषीय परिचालन के संसाधनों से होनेवाली आय में 13.20% की गिरावट आई। ब्याज दरों में गिरावट की प्रवृत्ति के कारण औसत आय, जो वर्ष 2004-05 में 7.94% थी, वर्ष 2005-06 में घटकर 7.10% रह गई।

विश्व-परिचालनों पर कुल ब्याज-व्यय, जो वर्ष 2004-05 में 18,483.38 करोड़ रुपए था, वर्ष 2005-06 में बढ़कर 20,159.29 करोड़ रुपए हो गया। वर्ष 2005-06 के दौरान, भारत में जमाराशियों पर (इंडिया मिलेनियम डिपाजिट को छोड़कर) ब्याज व्यय में पिछले वर्ष की तुलना में 9.45% की वृध्दि दर्ज हुई, जबकि जमाराशियों के औसत स्तर में 14.46% की वृद्धि हुई। फलस्वरूप, जमाराशियों की औसत लागत, जो वर्ष 2004-05 में 4.70% थी, वर्ष 2005-06 में घटकर 4.49% रह गई।

ब्याजेतर आय

ब्याजेतर आय में 3.78% की वृद्धि हुई। यह वर्ष 2004-05 के 7,119.90 करोड़ रुपए से बढ़कर वर्ष 2005-06 में 7,388.69 करोड़ रुपए हो गई। निवेशों के विक्रय लाभ एवं सरकारी कमीशन में गिरावट आई। परंतु निवेशों की बिक्री के लाभ को छोड़कर ब्याजेतर आय में 27.26% की वृद्धि हुई।

वर्ष के दौरान बैंक को सहयोगी बैंकों / भारत तथा विदेशों में स्थित अनुषंगियों एवं संयुक्त उद्यमों से लाभांश के रूप में 317.18 करोड़ रुपए (पिछले वर्ष 393.24 करोड़ रुपए) की आय प्राप्त हुई।

demand, banks unwound their holdings of SLR securities and, for the first time in decades, their investments in gilts actually declined. Credit to services sector emerged as the dominant category, led by retail lending, though substantial credit was extended to infrastructure, agriculture, food processing, iron and steel, cotton textiles, vehicles, gems and jewellery and construction.

The outlook for the current year is encouraging. Overall industrial outlook continues to be positive and the services sector is expected to sustain its growth momentum. The strong fundamentals of the economy are reflected in sustained GDP growth, robust inflows of foreign investment, and healthy forex reserves.

Financial Performance

Profit

The Operating Profit of the Bank for 2005-06 stood at Rs.11,299.23 crore as compared to Rs.10,990.36 crore in 2004-05, recording a growth of 2.81%. The Bank has posted a Net Profit of Rs 4,406.67 crore for 2005-06 as compared to Rs.4,304.52 crore in 2004-05, registering a growth of 2.37%.

While Net Interest Income recorded a growth of 12.13% and Other Income increased by 3.78%, the gains made on the Income side were largely offset by increase of 16.39% in Operating Expenses.

Dividend

The Bank has declared a dividend at the rate of 140% for the year, up from 125% declared in the previous year.

Net Interest Income

The Net Interest Income of the Bank registered a growth of 12.13% from Rs.13,944.62 crore in 2004-05 to Rs. 15,635.64 crore in 2005-06. This was due to growth in interest income on advances, other sundry interest and lower cost of deposits. The Net Interest Margin went up marginally from 3.39% in 2004-05 to 3.40% in 2005-06.

The gross interest income from global operations rose from Rs. 32,428.00 crore to Rs. 35,794.93 crore during the year. This was mainly due to higher interest income on advances and other sundry interest income.

Interest income on advances in India registered an increase from Rs. 12,406.13 crore in 2004-05 to Rs 16,405.70 crore in 2005-06 due to higher volumes. Also average yield on advances in India increased from 7.68 % in 2004-05 to 7.78% in 2005-06. Interest income on advances at foreign offices also increased due to higher volumes.

Income from resources deployed in treasury operations in India declined by 13.20% due to a decline both in the average yield and the average resources deployed. The average yield, which was 7.94 % in 2004-05, declined to 7.10 % in 2005-06, due to the declining trend in the interest rates.

Total interest expenses of global operations increased from Rs.18,483.38 crore in 2004-05 to Rs. 20,159.29 crore in 2005-06. Interest expenses on deposits in India (excluding India Millennium Deposits) during 2005-06 recorded an increase of 9.45% compared to the previous year, whereas the average level of deposits grew by 14.46%. This resulted in a reduction in the average cost of deposits from 4.70% in 2004-05 to 4.49% in 2005-06.

Non-Interest Income

Non-interest income increased by 3.78%, from Rs.7,119.90 crore in 2004-05 to Rs. 7,388.69 crore in 2005-06. Profit on sale of investment and Govt. Commission registered a decline. However, Non-interest income other than profit on sale of investment increased by 27.26%

During the year, the Bank received an income of Rs. 317.18 crore (Rs.393.24 crore in the previous year), by way of dividends from Associate Banks/ subsidiaries and joint ventures in India and abroad.

परिचालन व्यय

स्टाफ लागत में 17.60% की वृद्धि हुई और यह वर्ष 2004-05 के 6,907.35 करोड़ रुपए की तुलना में वर्ष 2005-06 में 8,123.04 करोड़ रुपए हो गई। यह वृद्धि मुख्यत: वेतन संशोधन और पिछले वर्ष की बकाया राशि के भुगतान के कारण हुई।

किराया, कर एवं बिजली, बीमा, डाक व्यय, तार और टेलीफोन, मरम्मत एवं अनुरक्षण तथा विविध खर्चों के बढ़ने के कारण अन्य परिचालन व्ययों में 13.74% की वृध्दि हुई ।

स्टाफ-व्यय और अन्य परिचालन व्यय दोनों को मिलाकर परिचालन व्ययों में 16.39% की वृद्धि हुई।

प्रावधान एवं आकस्मिकताएँ

वर्ष 2005-06 के दौरान प्रावधानों की प्रमुख राशियाँ निम्नलिखित हैं :

- 'परिपक्वता के लिए' रखी गई श्रेणी राशि के प्रीमियम के परिशोधन सहित भारत में निवेशों के मूल्यह्रास के लिए 3,891.85 करोड़ रुपए का प्रावधान (वर्ष 2004-05 में यह प्रावधान 2,326.76 करोड़ रुपए का था)।
- 357.89 करोड़ रुपए के आस्थगित कर नामे सहित आय कर के लिए 2,040.60 करोड़ रुपए का प्रावधान (वर्ष 2004-05 में यह प्रावधान 2,216.60 करोड़ था जिसे 230.62 करोड़ रुपए के आस्थगित कर जमा से समायोजित किया गया)।
- अनुषंगी लाभ कर के लिए 458.00 करोड़ रुपए (वर्ष 2004-05 के दौरान शून्य)।
- अलाभकारी आस्तियों के लिए 147.81 करोड़ रुपए (बट्टा खाते को छोड़कर) (वर्ष 2004-05 के दौरान 1,204.00 करोड़ रुपए)।
- 405.17 करोड़ रुपए मानक आस्तियों के लिए (वर्ष 2004-05 के दौरान 115.00 करोड़ रुपए) इस राशि को जोड़ने के बाद मानक आस्तियों के लिए किया गया कुल प्रावधान 913.13 करोड़ रुपए।

आरक्षित निधियाँ एवं अधिशेष

- 2,933.77 करोड़ रुपए (वर्ष 2004-05 में 2,482.10 करोड़ रुपए) की राशि संविधिक आरक्षित निधियों में अंतरित की गई।
- 632.74 करोड़ रुपए (वर्ष 2004-05 में 1070.79 करोड़ रुपए) की राशि अन्य आरक्षितियों में अंतरित की गई।

परिसंपत्तियाँ

बैंक की कुल परिसंपत्तियों में 7.39% की वृद्धि हुई है और ये मार्च 2005 के अंत में 4,59,883 करोड़ रुपए से मार्च 2006 के अंत में 4,93,870 करोड़ रुपए हो गईं। इस अवधि में ऋण संविभाग 29.29% बढ़कर 2,02,374 करोड़ रुपए से 2,61,642 करोड़ रुपए हो गया तथा निवेश 17.54% घटकर 1,97,097 करोड़ रुपए से 1,62,534 करोड़ रुपए हो गया। अधिकांश निवेश देशी बाजार में सरकारी एवं अन्य अनुमोदित प्रतिभूतियों में किया गया। मार्च 2006 तक देशी ऋणों में बैंक का अंश 16% था।

तालिका - 1 प्रमुख निष्पादन संकेतक

	भारतीय स्टेट बैंक		स्टेट बैंक समूह	
संकेतक	2005-06	2004-05	2005-06	2004-05
औसत आस्तियों पर आय (%)	0.89	0.99	0.85	0.95
ईक्विटी पर प्रतिलाभ (%)	15.47	18.10	14.86	16.79
आय की तुलना में व्यय (%) (कुल निवल आय की तुलना में कुल परिचालन व्यय)	50.92	47.83	53.40	48.72
प्रति शेयर अर्जन (रु)	83.73	81.79	105.07	103.82
पूंजी-पर्याप्तता-अनुपात (%)	11.88	12.45	12.55	13.07
श्रेणी I	9.36	8.04	9.55	9.13
श्रेणी II	2.52	4.41	3.00	3.94
निवल अग्रिमों की तुलना में निवल अनर्जक आस्तियां	1.87	2.65	1.62	2.23

Operating Expenses

There was an increase of 17.60% in the Staff Cost from Rs.6,907.35 crore in 2004-05 to Rs 8,123.04 crore in 2005-06. This was mainly due to Salary revision and payment of arrears for previous years.

Other Operating Expenses have also registered an increase of 13.74% mainly due to increase in expenses on rent, taxes and lighting, insurance, postage, telegrams and telephones, repair and maintenance and miscellaneous expenditure.

Operating Expenses, comprising both staff cost and other operating expenses, have registered an increase of 16.39%.

Provisions and Contingencies

Major amounts of provisions made in 2005-06 were as under:

- Rs.3,891.85 crore towards provision for depreciation on investments in India, including amortisation of premium on 'Held to Maturity' category (as against Rs. 2,326.76 crore in 2004-05).
- Rs.2,040.60 crore towards Provision for Income Tax, including deferred tax debit of Rs. 357.89 crore (as against Rs. 2,216.60 crore in 2004-05 adjusted for deferred tax credit of Rs. 230.62 crore).
- Rs. 458.00 crore towards Fringe Benefit Tax (as against Nil in 2004-05).
- Rs. 147.81 crore (net of write-back) for non-performing assets (as against Rs. 1,204.00 crore in 2004-05).
- Rs. 405.17 crore towards Standard Assets (as against Rs.115.00 crore in 2004-05). Including this amount, the total provision held on Standard Assets amounts to Rs. 913.13 crore.

Reserves and Surplus

- An amount of Rs. 2,933.77 crore (as against Rs. 2,482.10 crore in 2004-05) was transferred to Statutory Reserves.
- An amount of Rs. 632.74 crore (as against Rs.1,070.79 crore in 2004-05) was transferred to Other Reserves

Assets

The total assets of the Bank increased by 7.39% from Rs.4,59,883 crore at the end of March 2005 to Rs. 4,93,870 crore as at end March 2006. During the period, the loan portfolio increased by 29.29% from Rs.2,02,374 crore to Rs. 2,61,642 crore. Investments declined by 17.54% from Rs.1,97,097 crore to Rs 1,62,534 crore. A major portion of the investment was in the domestic market in government and other approved securities. The Bank's market shares in domestic advances was 16% as of March 2006.

Table -1 Key Performance Indicators

	SBI		SBI Group	
Indicators	**2005-06**	**2004-05**	**2005-06**	**2004-05**
Return on Average Assets (%)	0.89	0.99	0.85	0.95
Return on Equity (%)	15.47	18.10	14.86	16.79
Expenses to Income (%) (Operating Expenses to Total Net Income)	50.92	47.83	53.40	48.72
Earnings Per Share (Rs.)	83.73	81.79	105.07	103.82
Capital Adequacy Ratio (%)	11.88	12.45	12.55	13.07
Tier I	9.36	8.04	9.55	9.13
Tier II	2.52	4.41	3.00	3.94
Net NPAs to Net Advances	1.87	2.65	1.62	2.23

देयताएँ

बैंक की कुल देयताएँ (पूंजी और आरक्षित निधियों को छोड़कर) 6.98% बढ़कर 31 मार्च 2005 के 4,35,811 करोड़ रुपए से 31 मार्च 2006 को 4,66,226 करोड़ रुपए हो गईं। देयताओं में वृद्धि मुख्यत: जमाराशियों और उधार राशियों के बढ़ने से हुई। वैश्विक जमाराशियाँ, 31 मार्च 2006 को 3,80,046 करोड़ रुपए रहीं जो 31 मार्च 2005 के स्तर से 3.54% वृद्धि दर्शाती है। इसी अवधि में, आइएमडी को छोड़कर, वैश्विक जमाराशियाँ 11.32% बढ़कर 3,41,398 करोड़ से 3,80,046 करोड रुपये हो गई। मार्च 2006 तक कुल जमाराशियों में बैंक का बाजार अंश 16.25% था।

निष्पादन के उल्लेखनीय तथ्य

	मुख्य परिचालन
क	राजकोष परिचालन
ख	कारपोरेट बैंकिंग समूह
ग	राष्ट्रीय बैंकिंग समूह
घ	अंतरराष्ट्रीय बैंकिंग समूह
ड.	सहयोगी एवं अनुषंगियाँ
च	आस्ति-गुणवत्ता
छ	सूचना-प्रौद्योगिकी

क. राजकोष-परिचालन

क.1 बढ़ती ब्याज-दरों, भारी ऋण संवृद्धि और चलनिधि पर दबावों के बावजूद बैंक का राजकोष-परिचालन वर्ष के दौरान निरंतर सक्रिय बना रहा। बैंक ने लाभ दर्ज करने की दृष्टि से अपने परिचालनों का वैकल्पिक उत्पादों में अधिक सक्रियता से विविधीकरण किया, ताकि स्थायी आय संविभाग में हुई हानियों की पूर्ति की जा सके। वर्ष के दौरान भारी ऋण संवृद्धि के कारण समग्र देशी निवेश 1,95,479 करोड़ रुपए से कम होकर 1,59,289 करोड़ रुपए रह गया।

क.2 पिछले वर्ष की इसी अवधि की तुलना में वैकल्पिक उत्पादों के लेनदेन में 95% की संवृद्धि दर्ज की गई। समग्र स्थायी आय संविभाग में कमी आने के कारण कुल ब्याज आय में भी कमी आई। भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार निवेश उतार-चढ़ाव आरक्षित निधि (आइएफआर) के 31 मार्च 2006 को 5,253.89 करोड़ रुपए के शेष को (पात्र निवेशों का 7.61% था जबकि मार्च 2006 के अंत में विनियामक अपेक्षा 5% थी।) सामान्य आरक्षिति निधि को अंतरित किया गया।

क.3 वर्ष के दौरान बैंक ने निवेश संविभाग को और जोखिममुक्त बनाया ताकि ब्याज दर जोखिम को नियंत्रित किया जा सके। इसके लिए कई प्रकार के उपाय किए गए जिनमें 29,788.60 करोड़ रुपए की प्रतिभूतियों को "विक्रय के लिए उपलब्ध" (एएफएस) श्रेणी से "परिपक्वता के लिए रखी गई" (एचटीएम) श्रेणी में परिवर्तित करना और डेरिवेटिव का प्रयोग तथा आशोधित अवधि को कम करना शामिल है।

क.4 विदेशी मुद्रा परिचालनों के व्यापार की मात्रा में भारी वृद्धि हुई जिससे विदेशी मुद्रा परिचालनों से हुई आय वृद्धि 65.60% की संवृद्धि सहित 49.23 करोड़ रुपये से बढ़कर 81.54 करोड़ रुपए हो गई।

क.5 बैंक ने आइएनआर ब्याज दर डेरिवेटिव बाजार के साथ-साथ विदेशी मुद्रा डेरिवेटिव बाजार में नए उत्पाद लाकर अपनी अग्रणी स्थिति को और सुदृढ़ बनाया। राजकोष विपणन इकाई की स्थापना की गई और इसे सक्रिय किया गया, ताकि कारपोरेट एवं संस्थात्मक ग्राहको की राजकोषीय आवश्यक्ताओं को पूरा किया जा सके।

क.6 व्यवसाय इकाइयों और नेटवर्क में परिचालनात्मक सुसंगती स्थापित करने के लिए देशी और विदेशी दोनों ही स्तरों पर राजकोषीय प्रक्रियाओं को पुनर्गठित किया जा रहा है। पुनर्गठन का उद्देश्य मानव संसाधन के प्रयोग में दक्षता को बढाना तथा देशी तथा विदेशी बाजार में बैंकिंग परिचालन को और अधिक धारदार बनाना है।

क.7 अपने सभी राजकोषीय गतिविधियों-खुदरा और थोक को सीधे प्रक्रियागत करने के लिए बैंक अपने प्रौद्योगिकी उन्नयन कार्य को जारी रखे हुए है।

ख. कारपोरेट बैंकिंग समूह

ख.1 बैंक के कारपोरेट बैंकिंग समूह में पाँच योजनाबद्ध व्यवसाय इकाइयाँ (एसबीयू) अर्थात् कारपोरेट लेखा समूह, लीजिंग एसबीयू, परियोजना वित्त पोषण एसबीयू, मध्य कारपोरेट समूह और तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी) शामिल हैं।

तालिका-2 कारपोरेट बैंकिंग समूह- उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	दिनांक 25.3.2005 को	दिनांक 31.03.2006 को	संवृद्धि का %
जमाराशियाँ	12,777	15,235	19.24
* अग्रिम (खाद्यान्नसहित परंतु अंतर बैंक छोड़कर)	85,043	1,04,080	22.39
* अग्रिम (खाद्यान्न एवं अंतर बैंक छोड़कर)	77,427	97,978	26.54

* एमसीजी आफ साईट ऋण एमसीजी के अंतर्गत कोरपोरेट बैंकिंग समूह में शामिल हैं।

Liabilities

The Bank's aggregate liabilities (excluding capital and reserves) rose by 6.98% from Rs. 4,35,811 crore on 31st March 2005 to Rs. 4,66,226 crore on 31st March 2006. The increase in liabilities was mainly contributed by increase in deposits and Borrowings. The Global deposits stood at Rs. 3,80,046 crore as on 31st March 2006, representing an increase of 3.54 % over the level on 31st March 2005. Global deposits, excluding IMD, grew by 11.32% from Rs.3,41,398 crore to Rs.3,80,046 crore over the same period. The Bank's market share in deposits was 16.25% as of March 2006.

Performance Highlights

	Core Operations
A	Treasury Operations
B	Corporate Banking Group
C	National Banking Group
D	International Banking Group
E	Associates & Subsidiaries
F	Asset Quality
G	Information Technology

A. TREASURY OPERATIONS

A.1 The Treasury operations of the Bank remained active during the year amidst rising interest rate scenario, robust credit growth and pressures on liquidity. The Bank diversified its operations more actively into alternative assets classes with a view to diversify the portfolio and build alternative revenue streams in order to offset the losses in fixed income portfolio. The overall domestic investment portfolio has, however, shrunk from Rs.1,95,479 crore to Rs.1,59,289 crore during the year on account of a robust credit offtake.

A.2 Profit from transactions in alternative products registered a growth of 95% over the corresponding period last year. Interest income from the investment portfolio decreased in absolute terms because of shrinkage of the overall fixed income portfolio. The Investment Fluctuation Reserve balances as on 31st March, 2006 amounting to Rs.5,253.89 crore (7.61% of eligible domestic investments against regulatory requirement of 5%) was transferred to General Reserve as per RBI guidelines.

A.3 During the year, the Bank further de-risked the investment portfolio to manage interest rate risk through a combination of measures such as shifting securities amounting to Rs. 29,788.60 crore from AFS to HTM, use of derivatives, reducing the modified duration, etc.

A.4 Trading volumes in forex operations increased substantially thereby increasing the income from forex operations from Rs.49.23 crore to Rs.81.54 crore thus registering a growth of 65.60%.

A.5 The Bank further consolidated its position as a major player in the INR Interest Rate Derivatives as well as Forex Derivatives Markets with substantial product innovations. Treasury Marketing Units were set up with the objective of providing focused approach towards the Treasury needs of the Corporate and Institutional clients.

A.6 Reorganisation of the Treasury Processes at Domestic and Global levels is also being undertaken to leverage on the operational synergy between Business Units and Network. The reorganization seeks to enhance the efficiencies in use of manpower resources and increase maneuverability of Banks operations in the markets – Domestic as well as Global.

A.7 The Bank continued to upgrade its Technological platforms to achieve straight through processing for all its Treasury activities – Retail and Wholesale.

B. CORPORATE BANKING GROUP

B.1 The Bank's Corporate Banking Group consists of five Strategic Business Units (SBU), viz., Corporate Accounts Group, Leasing SBU, Project Finance SBU, Mid Corporate Group and Stressed Assets Management Group (SAMG).

Table - 2 CBG - highlights

(Amount in Rs. Crore)

Particulars	As on 25.3.2005	As on 31.03.2006	% growth
Deposits	12,777	15,235	19.24
* Advances (incl. food but excl. Inter Bank)	85,043	1,04,080	22.39
* Advances (excl. food & Inter Bank)	77,427	97,978	26.54

* MCG offsite advances included in MCG under CBG.

ख.2 कारपोरेट लेखा समूह (सीएजी)

कारपोरेट लेखा समूह के ऋण संविभाग में 31.3.2006 को बैंक के वाणिज्यिक एवं संस्थात्मक और खाद्यान्नेतर ऋण का 27.05% और कुल देशी ऋण संविभाग का 12.85% शामिल है।

नए प्रयास:-

- कारपोरेट लेखा समूह का नकदी प्रबंधन उत्पाद (सीएमपी), एसबीआइ-फास्ट का 31.3.2006 को 4,70,575 करोड़ रुपए का टर्नओवर रहा। सीएमपी अब एक व्यापक नकदी प्रबंधन समाधान है जो उगाहियों के अतिरिक्त भुगतान की सुविधा भी उपलब्ध कराता है।
- विक्रेता वित्तपोषण कार्यकलाप को इंटरनेट के माध्यम से कोर बैंकिंग के साथ जोड़ा जा रहा है। विक्रेताओं के ऋण-संविभाग से संबंधित व्यवसाय जुटाने के लिए इस क्षेत्र का विशेष ध्यान देने वाले एक क्षेत्र के रूप में चयन किया गया है।
- सिक्स सिग्मा अपनाए जाने से कारपोरेट लेखा समूह विदेशी मुद्रा व्यवसाय भारी मात्रा में बढ़ा पाया और वर्षानुवर्ष आधार पर इसमें 55% से अधिक संवृद्धि दर्ज की। विदेशी मुद्रा टर्न ओवर 31.3.2006 को 1,74,770 करोड़ रुपए पहुँच गया। कारपोरेट लेखा समूह इस समय देश का लगभग 12% प्रत्यक्ष व्यवसाय और बैंक का लगभग 43% विदेशी मुद्रा व्यवसाय संभाल रहा है।
- राजकोष विपणन दलों का सृजन कर कारपोरेट लेखा समूह और राजकोष के बीच निकट संबंध बनने से कारपोरेट लेखा समूह ग्राहकों को विशेष रूप से ध्यान देते हुए डेरिवेटिवों और अन्य विदेशी मुद्रा उत्पादों के विपणन में सहायता मिली है।

अपने ग्राहकों को विविध प्रकार की वित्तीय सेवाएँ प्रदान करने के अतिरिक्त कारपोरेट लेखा समूह, परियोजना वित्तपोषण विशेषकर दूरसंचार, विद्युत, पत्तन और विमानन क्षेत्र के वित्तपोषण में बड़े पैमाने पर संलग्न है।

ख.3 लीजिंग एसबीयू

अनुकूल वातावरण न होने और सस्ती लागत पर वित्तपोषण के अन्य विकल्पों की उपलब्धता को देखते हुए बैंक ने चालू वर्ष के दौरान भी लीज करार न करने का निर्णय किया है। मार्च 2006 के अंत में संवितरण और पूँजीकरण "शून्य" था और लाभ 24.59 करोड़ रुपए रहा।

ख.4 परियोजना वित्तपोषण एसबीयू (पीएफएसबीयू)

परियोजना वित्तपोषण एसबीयू मूल और आधारभूत क्षेत्रों, जैसे- बिजली, दूरसंचार, सड़कों, बंदरगाहों (पोर्ट), हवाई अड्डों, विशेष आर्थिक क्षेत्रों (एसईजेड़) और अन्य मूल परियोजनाओं के वित्तपोषण पर ध्यान केंद्रित करती है। वर्ष के दौरान 18 परियोजनाओं के लिए 4,211 करोड़ रुपए की कुल संस्वीकृति दी गई, जबकि पिछले वर्ष में 13 परियोजनाओं के लिए 2,508 करोड़ रुपए की संस्वीकृति दी गई थी।

यह ऐसी गैर-संरचनात्मक परियोजनाओं को भी सँभालती है जिनकी न्यूनतम परियोजना लागतों की कतिपय सीमाएँ निर्धारित हैं। वर्ष के दौरान 29 परियोजनाओं के लिए 5,580 करोड़ रुपए की कुल राशि संस्वीकृत की गई, जबकि पिछले वर्ष 27 परियोजनाओं के लिए 5,163 करोड़ रुपए की राशि संस्वीकृत की गई थी।

वर्ष के दौरान परियोजना ऋणों के समूहन और हामीदारी पर ध्यान केंद्रित किया गया। कुल मिलाकर परियोजना वित्तपोषण एसबीयू ने मार्च 2006 को समाप्त अवधि के दौरान 23,886 करोड़ रुपए की (निधि आधारित और गैर-निधि आधारित) ऋण सीमाएँ संस्वीकृत कीं जिसमें 14,095 करोड़ रुपए की राशि के समूह ऋण भी शामिल हैं।

वर्ष के दौरान हवाई अड्डों के आधुनिकीकरण और एयरक्राफ्ट के अधिग्रहण के लिए ऋण संस्वीकृत कर परियोजना वित्तपोषण एसबीयू ने विमानन क्षेत्र के वित्तपोषण में सक्रिय रूप से प्रवेश किया।

सड़क क्षेत्र की परियोजनाओं के लिए परियोजना वित्तपोषण एसबीयू द्वारा पहली बार अधीनस्थ ऋण दिए गए।

ख.5 मध्य कारपोरेट समूह

मध्य कारपोरेट समूह का सृजन जून 2004 में किया गया था। मध्य कारपोरेट समूह के 7 क्षेत्रीय कार्यालय हैं जिनके नियंत्रणाधीन 28 बड़ी शाखाएँ हैं जो बड़े पैमाने पर मध्य कारपोरेट व्यवसाय संभालती हैं। 31 चुनिंदा केंद्रों में स्थित सभी शाखाओं का समस्त ऑफ साइट मध्य कारपोरेट व्यवसाय जो इसके पहले संबंध प्रबंधन आधार पर संचालित किया जा रहा था, मध्य कारपोरेट समूह के अधिकार क्षेत्र में लाया गया है। इन परिवर्तनों के कारण बैंक ऋण प्रस्तावों पर कार्रवाई करने का औसत समय लगभग 15 दिन रह गया है और मध्य कारपोरेट इकाइयों के ऋण प्रस्तावों पर अधिक शीघ्रता से निर्णय लिए जाने लगे हैं। जिससे ग्राहक-संतुष्टि का स्तर भी बढ़ गया है।

मार्च 2006 तक मध्य कारपोरेट समूह की 21 शाखाओं को कोर बैंकिंग शाखाओं में रूपांतरित कर दिया गया। इन सभी शाखाओं में नई प्रौद्योगिकी परियोजनाएँ, जैसे- आरटीजीएस, सीआइएनबी, बहु-नगर चेक सुविधा और कोर पॉवर शुरू कर दी गई हैं। इन प्रौद्योगिकी उत्पादों के साथ कार्य शीघ्रता से और कम समय में संचालित होने कारण इनके व्यवसाय में पर्याप्त वृद्धि हुई है और ब्याज तथा शुल्क आधारित दोनों प्रकार की आय में भी वृद्धि हुई है।

वर्ष 2005-06 के दौरान मध्य कारपोरेट समूह की निम्नलिखित उपलब्धियाँ रहीं :

- वर्ष के आरंभ के वर्तमान 2592 मध्य कारपोरेट (देश के लगभग कुल 8000 मध्य कारपोरेट ग्राहकों में से) ग्राहकों के अलावा 983 नए ग्राहकों को जोड़ा गया।

B.2 Corporate Accounts Group (CAG)

CAG's loan portfolio constituted about 27.05% of the Bank's Commercial and Institutional non-food credit and 12.85% of the total domestic credit portfolio as on 31.03.2006.

Initiatives taken :-

- SBI-FAST, the CMP product offered by CAG, had a turnover of Rs.4,70,575 crore as on 31.03.2006. CMP is now a comprehensive cash management solution, offering payments in addition to collections.
- Vendor financing activity is being integrated with core banking through the internet platform. This is identified as a focus area to capture the credit portfolio of vendors.
- Six sigma has enabled CAG to take a quantum leap in the forex business by registering Y-O-Y growth of nearly 55%. The forex turnover reached Rs.1,74,770 crore as on 31.03.2006 and CAG now handles nearly 12% of the country's visible trade and about 43% of bank's forex business.
- Close integration between CAG and Treasury through creation of Treasury Marketing Teams has helped in marketing derivatives and other forex products to CAG customers in a focused manner.

Besides providing a wide range of financial services to its customers, CAG is also into project finance in a big way, particularly for financing the Telcom, Power, Port and Aviation sectors.

B.3 Leasing SBU

In view of the unfavourable climate and availability of alternative funding options at cheaper cost, the Bank decided not to write leases during the current year also. As at the end March 2006, the disbursements and capitalization were "NIL" and profit amounted to Rs.24.59 Crores.

B.4 Project Finance SBU (PFSBU)

The Project Finance-SBU, focusses on funding core projects like power, telecom, roads, ports, airports, SEZ and others. During the year total sanctions for 18 projects involving a total amount of Rs.4,211 crore were in place as against 13 projects involving Rs.2,508 crore in the previous year.

It also handles non-infrastructure projects with certain ceilings on minimum project costs. During the year sanctions for 29 projects involving a total amount of Rs.5,580 crore were in place as against 27 projects involving Rs.5,163 crore in the previous year.

During the year, the focus was on syndication and underwriting of project loans. As a whole, project finance SBU achieved total sanctions of Rs.23,886 crore (Fund Based and Non Fund based) including syndication amount of Rs.14,095 crore during the period ended March, 2006.

During the year, PFSBU entered the financing of aviation sector actively by sanctioning loans for modernisation of airports and acquisition of aircrafts.

Sub-ordinated Debt was extended for the first time by PFSBU for projects in the road sector.

B.5 Mid-Corporate Group

The Mid Corporate Group created in June 2004 has 7 MCG Regional Offices controlling 28 large branches with high concentration of Mid Corporate (MC) business. The entire Off-Site MC business of all branches at 31 identified centres has been brought under the fold of the MCG. The average processing time of credit proposals is about 15 days and quicker decision making on credit proposals of the Mid Corporate units has resulted in greater customer satisfaction.

As of March 2006, 21 MCG branches have been migrated to Core Banking platform. New Technology products like RTGS, CINB, Multi-City cheques facility and Core Power have been introduced in all these branches. These technology products coupled with quick Turn Around Time (TAT) have enabled Mid-Corporate Group to increase its business substantially and generate higher income, both interest and fee based.

During 2005-06 MCG had following achievements to its credit :

- 983 new customers were brought to bank's books in addition to existing 2592 MC customers at the beginning of the year (out of total of about 8000 MC entities in the country).

- कुल जमाराशियाँ और कुल अग्रिम क्रमशः 11,855 और 65,839 करोड़ रुपए रहीं।
- ऋण संवृद्धि 19,431 करोड़ रुपए रही (42%)।
- ब्याज आय में 44% वृद्धि हुई।

ख.6 तनावग्रस्त आस्ति प्रबंधन समूह (एसएएमजी)

वित्तीय वर्ष के दौरान बैंकिंग उद्योग के संबंध में भारतीय रिज़र्व बैंक द्वारा प्रमुख नीतिगत पहल की गई हैं। इसके अंतर्गत बैंकों/वित्तीय संस्थाओं/गैर-बैंकिंग वित्तीयन कंपनियों को अनर्जक आस्तियों (एनपीए) की बिक्री/खरीद शुरू करना शामिल है।

वर्ष के दौरान बैंक ने प्रतिभूति रसीदों (एसआर) के बदले 893 करोड़ रुपए और नकदी आधार पर 1,140.77 करोड़ रुपए की राशि की अनर्जक आस्तियों की भारतीय आस्ति पुनर्गठन कंपनी लिमिटेड को बिक्री की।

वित्तीय आस्तियों का प्रतिभूतिकरण और पुनर्निर्माण तथा प्रतिभूति हित प्रवर्तन अधिनियम (एसएआरएफएईएसआइ एक्ट) के अंतर्गत चूककर्ता उधारकर्ताओं के विरुद्ध कार्रवाई शुरू करने के लिए ऋण वसूली अधिकरण (डीआरटी) द्वारा अनुमति दिए जाने के पूर्व उनके समक्ष लंबित मुकदमे वापस लेने की अपेक्षा के कारण प्रतिभूति हित प्रवर्तन की प्रगति कुछ धीमी हो गई है।

ग. राष्ट्रीय बैंकिंग समूह

बैंक के राष्ट्रीय बैंकिंग समूह में चार व्यवसाय समूह अर्थात् वैयक्तिक बैंकिंग, लघु और मध्यम उद्यम, कृषि बैंकिंग और सरकारी बैंकिंग शामिल हैं।

देश के सुदूरतम क्षेत्रों तक के ग्राहकों की आवश्यकताएँ पूरी करने के लिए मार्च 2006 के अंत में राष्ट्रीय बैंकिंग समूह में 14 प्रशासनिक मंडलों के अंतर्गत 9177 शाखाओं, 4 उप कार्यालयों, 12 एक्सचेंज ब्यूरो, 104 सेटेलाइट कार्यालयों और 679 एक्सटेंशन काउंटरों का विशाल तंत्र था। कुल शाखाओं में से 809 शाखाएँ विशेषीकृत (स्पेशलाइज्ड) शाखाएँ हैं।

वर्ष 2005-06 के दौरान 58 नई शाखाएँ खोली गईं तथा निकटवर्ती शाखाओं के साथ विलय करके या सेटलाइट कार्यालय में बदलकर 17 शाखाओं को बंद किया गया। नई शाखाओं में एक वैयक्तिक बैंकिंग शाखा शामिल है। वैयक्तिक बैंकिंग शाखाएँ महानगरी और शहरी क्षेत्रों में स्थित हैं और अत्याधुनिक प्रौद्योगिकी से सुसज्जित ये शाखाएँ उच्च मालियत वाले ग्राहकों को विविध प्रकार की सेवाएँ प्रदान करती हैं। इसके अलावा बैंक ने विभिन्न प्रकार के 34 केंद्रीय कार्रवाई केंद्र खोले, ताकि शाखाओं से इन केंद्रीय कार्रवाई केंद्रों में ऋण संसाधन, देयता खाता प्रबंधन, पेंशन खाते तथा मुद्रा प्रबंधन आदि को स्थानांतरित किया जा सके ताकि शाखाएँ विपणन तथा सेवा सुपुर्दगी के मामलों पर ध्यान दे सकें। नई-नई योजनाएँ शुरू करके बैंक आवश्यक कदम उठा रहा है, ताकि खुदरा ऋण बढ़ाए जा सकें और राष्ट्रीय बैंकिंग समूह के कुल अग्रिमों में खुदरा अग्रिमों का अधिक योगदान हो।

वर्ष के दौरान कुल अग्रिम (खाद्य अग्रिमों को छोड़कर) 98,050 करोड़ रुपए से बढ़कर 1,33,781 करोड़ रुपए हो गए हैं जो 36.44% वृद्धि प्रदर्शित करते हैं। कृषि खंड में 39.72% तथा वैयक्तिक खंड में 31.49% की भारी वृद्धि के कारण ऐसा हुआ। गृह ऋण संविभाग में 28.11% वृद्धि दर्ज हुई (तालिका-3)।

तालिका-3 राष्ट्रीय बैंकिंग समूह- उल्लेखनीय तथ्य

(राशि करोड़ रुपए में)

विवरण	दिनांक 25.3.2005 को	दिनांक 31.03.2006 को	संवृद्धि %
जमाराशियां (इंडिया मिलेनियम सहित, परंतु अंतर-बैंक छोड़कर)	3,04,015	** 3,15,525	3.79
जमाराशियां (इंडिया मिलेनियम और अंतर-बैंक सहित) जिसमें से--	2,78,386	3,15,525	13.34
*खुदरा क्षेत्र का अंशदान	1,93,449 (69.49%)	2,15,002 (68.15%)	11.15
अग्रिम (खाद्यान्नसहित परंतु अंतर-बैंक को छोड़कर)	1,01,239	1,36,142	34.48
अग्रिम (खाद्यान्न एवं अंतर बैंक रहित) जिसमें से खुदरा	98,050	1,33,781	36.44
क्षेत्र को अग्रिम	83,510 (85.17%)	1,09,738 (82.03%)	31.41
i. वैयक्तिक खंड	46,342	60,937	31.49
जिसमें से आवास ऋण (% अंश)	24,981 (53.90%)	32,002 (52.52%)	28.11
ii. कृषि	17,475	24,416	39.72

* खुदरा क्षेत्र में कृषि, लघु उद्योग व्यवसाय तथा वैयक्तिक खंड शामिल हैं।

* एमसीजी आफ साईट ऋण एमसीजी के अंतर्गत कोरपोरेट बैंकिंग समूह में शामिल हैं।

- Total deposits stood at Rs.11,855 crore and total advances stood at Rs.65,839 crore.
- Credit growth was Rs.19,431 crore (42%).
- Interest Income grew by 44%.

B.6 Stressed Assets Management Group (SAMG)

During the financial year the banking industry witnessed a major policy initiative by Reserve Bank of India with the opening up of sale / purchase of Non Performing Assets (NPAs) to Banks / FIs / NBFCs.

During the year the Bank sold NPAs to the tune of Rs. 893 crore against Security Receipts (SRs) and Rs.1,140.77 crore on cash basis to ARCIL.

The progress in enforcing the security interest has somewhat slowed down due to the requirement of withdrawing suits pending before DRTs prior to action being initiated against the defaulting borrowers under the SARFAESI Act.

C. NATIONAL BANKING GROUP

The Bank's National Banking Group consists of four business groups viz., Personal Banking, SME, Agricultural Banking and Government Banking.

As at the end of March 2006, the NBG had 14 administrative circles encompassing a vast network of 9177 branches, 4 sub-offices, 12 exchange bureaus, 104 satellite offices and 679 extension counters, to reach out to customers, even in the remotest corners of the country. Out of the total branches, 809 are specialised branches.

In 2005-06, 58 new branches were opened and 17 branches were closed by merger with nearby branches or by conversion to satellite offices. New branches opened included one Personal banking branch (PBB). PBBs are located in metro and urban areas and are well-equipped with state-of-the-art technology and offer a wide range of services to high networth individuals. In addition, Bank opened 34 Central Processing Centres (CPC) of various types in order to shift loan processing, liability accounts management, pension accounts, and currency management, etc, from branches to these CPCs to enable the branches to focus on marketing and service delivery aspects. The Bank is taking necessary steps, through launching of new schemes, to promote retail lending so that retail advances account for a larger portion of the total NBG advances.

The aggregate advances (excluding food and interbank advances) of the NBG have increased from Rs. 98,050 crore to Rs. 1,33,781 crore registering a growth of 36.44% during the year. This is on account of an impressive growth of 39.72 % under Agriculture and 31.49% growth in Personal Segment. Housing Loans portfolio registered an increase of 28.11% growth (Table - 3).

Table - 3 NBG - highlights

(Amount in Rs. Crore)

Particulars	As on 25.03.2005	As on 31.03.2006	% growth
Deposits (including IMD but excluding inter-bank)	3,04,015	** 3,15,525	3.79
Deposits (excluding IMD & inter-bank)	2,78,386	3,15,525	13.34
- out of which, contributed by * Retail Sector	1,93,449 (69.49%)	2,15,002 (68.15%)	11.15
Advances (including food but excluding inter bank)	1,01,239	1,36,142	34.48
Advances (excluding food and interbank)	98,050	1,33,781	36.44
— out of which advances to *Retail Sector	83,510 (85.17%)	1,09,738 (82.03%)	31.41
i. Personal Segment	46,342	60,937	31.49
out of which Housing Loans (%share)	24,981 (53.90%)	32,002 (52.52%)	28.11
ii. Agriculture	17,475	24,416	39.72

* Retail Sector includes agriculture, small industries business and personal segment.

** MCG offsite advances included in MCG under CBG.

ग.1 वैयक्तिक बैंकिंग व्यवसाय इकाई (पीबीबीयू)

ग.1.1 मार्च 2006 को समाप्त वर्ष के दौरान वैयक्तिक बैंकिंग अग्रिम 46,451 करोड़ रुपए से बढ़कर 61,067 करोड़ रुपए हो गए, जो 14,616 करोड़ रुपए की संवृद्धि प्रदर्शित करते हैं। विगत वर्ष की 40.12% संवृद्धि दर की तुलना में इस बार संवृद्धि दर 31.47% रही।

ग.1.2 गृह ऋण क्षेत्र में कई नए उत्पाद शुरू किए गए जो कतिपय ग्राहक खंडों की आवश्यकताओं को ध्यान में रखकर तैयार किए गए हैं। इनमें एसबीआइ मैक्सगेन (जिससे बचत पर अर्जित ब्याज भार न्यूनतम हो जाता है और कोई अतिरिक्त लागत भी नहीं आती), एसबीआइ एनआरआइ-होम लोंस, एसबीआइ फ्रीडम होम लोंस (संपत्ति के बंधक के बिना, परंतु वैकल्पिक प्रतिभूतियों पर ऋण दिए जाते है), एसबीआइ ट्राइबल प्लस होम लोंस (जनजातीय क्षेत्रों के लिए जहाँ संपत्ति को बंधक रखने में कठिनाई आती है)

ग.1.3 वाहन ऋण संविभाग ने कुल मिलाकर 1,774 करोड़ रुपए की और 65% की संवृद्धि दर्शाई जो पिछले वर्ष की संवृद्धि से काफी अधिक है। ऐसा मुख्यतया सुनियोजित कार्यनीतियों के कार्यान्वयन के कारण हुआ।

आकर्षक विशेषताओं वाले कई नए उत्पाद शुरू किए गए, जैसे :

एसबीआइ सरल, डी पी सर्विसेज, एसबीआइ कोर पॉवर, एसबीआइ विशेष और स्टेट बैंक विश्व यात्रा फॉरेन ट्रेवेल कार्ड (एफटीसी)

ग.2 लघु और मध्यम उद्यम व्यवसाय इकाई (एसएमईबीयू)

लघु और मध्यम उद्यम व्यवसाय इकाई की जमाराशियाँ विगत वर्ष की 89,060 करोड़ रुपए से बढ़कर मार्च 2006 के अंत में 1,04,270 करोड़ रुपए हो गईं। इस प्रकार वर्ष के दौरान 17.08% की संवृद्धि दर्ज की गई। लघु और मध्यम उद्यम अग्रिम (खाद्यान्न अग्रिमों को छोड़कर) विगत वर्ष के 32,830 करोड़ रुपए से बढ़कर 45,653 करोड़ रुपए हो गए और इस प्रकार 39.06% की संवृद्धि दर्ज की गई। भारत सरकार द्वारा लघु और मध्यम उद्यम अग्रिमों में संवृद्धि के लिए 20% लक्ष्य निर्धारित किया गया है।

लघु और मध्यम उद्यम व्यवसाय इकाई द्वारा व्यापक कार्यनीतियाँ कार्यान्वित की गईं, व्यवसाय प्रक्रियाओं का पुनर्विन्यास किया गया और बाजार में गतिशीलता और ग्राहक की प्राथमिकताओं पर ध्यान केंद्रित करते हुए उल्लेखनीय व्यवसाय-संवृद्धि प्राप्त की गई। कतिपय उद्योग खंडों पर विशेष रूप से ध्यान केंद्रित करते हुए और मूल्य शृंखला में विभिन्न खिलाड़ियों पर ध्यान देकर इन कार्यनीतियों को कार्यान्वित किया गया।

एसएमई क्षेत्र की इकाइयों के लिए ऋण पुनर्संरचना तंत्र तैयार किया गया, ताकि सभी पात्र लघु और मध्यम उद्यमों के ऋणों की अनुकूल शर्तों पर पुनर्संरचना सुनिश्चित की जा सके।

प्रौद्योगिकी-उन्नयन-परियोजना (प्रोजेक्ट अपटेक)

प्रोजेक्ट अपटेक वाणिज्यिक बैंकिंग के क्षेत्र में अपने ढंग की अनूठी पहल है। प्रौद्योगिकी-उन्नयन/आधुनिकीकरण के लिए उद्यमपूर्ण विचार और कार्य-उत्प्रेरक यह योजना 1988 में शुरू की गई थी। इसका प्रयोजन लघु उद्योग उद्यमों में प्रौद्योगिकी-उन्नयन को प्रोत्साहन देना था, जो उदारीकृत अर्थव्यवस्था में इनके अस्तित्व के लिए आवश्यक है।

लघु और मध्यम उद्यम (एसएमई) क्षेत्र पर विशेष ध्यान देते हुए स्थान-विशेष और गतिविधि-विशेष उद्योग समूहों को उन्नयन परियोजना में लिया गया है। प्रोजेक्ट अपटेक के अंतर्गत अब तक बैंक ने 28 परियोजनाओं को आधुनिकीकरण हेतु अपनाया है। इनमें फाउंड्री, पंप, कांच, वाहनों के पुर्जे एवं बुने हुए वस्त्र आदि शामिल हैं। बैंक ने चावल मिलों, साबुदाना और स्टार्च जैसे कृषि आधारित उद्योगों और सेबफल-उद्यान और अंगूर जैसी बागवानी गतिविधियों को भी इस योजना में शामिल किया है। चूंकि विभिन्न उद्योगों में उर्जा-लागत का महत्व बढ़ता जा रहा है अत: उद्योगों में उर्जा-दक्षता बढ़ाने के लिए सभी मंडलों में एक परियोजना शुरू की गई। पिछले दो वर्षों में कॉइर, पीतल, हथकरघा जैसी कारीगर समूहों की परियोजनाओं को भी इसमें लिया गया है। प्रोजेक्ट अपटेक से प्रक्रम सुधार, गुणवत्ता वृद्धि, अपव्ययों में कमी, लागत में कमी, उत्पाद/बाजार विविधीकरण आदि द्वारा इकाइयाँ अपनी प्रतिस्पर्धात्मकता बढ़ा सकी है।

C.1 Personal Banking Business Unit (PBBU)

C.1.1 During the year ended March 2006, Personal Banking Advances increased from Rs. 46,451 crore to Rs. 61,067 crore, showing a growth of Rs.14,616 crore at the rate of 31.47 % against a growth rate of 40.12% in the previous year.

C.1.2 On the Home Loan front, several new products were introduced, tailored to fit the needs of specific customer segments, such as SBI-Maxgain (minimize interest burden, earn on savings, at no extra cost), SBI NRI-Home Loans, SBI Freedom Home Loans (Loans given without mortgage of property, but against alternate securities, instead), SBI Tribal Plus Home Loans (for tribal areas where there are difficulties in mortgaging property)

C.1.3 The Auto Loans portfolio has shown a growth of Rs.1,774 crore in absolute terms and 65% which is considerably higher than last year's growth, mainly due to implementation of well planned strategies.

Many new products with attractive features were introduced, such as:

SBI Saral, D.P.Services, SBI Core Power, SBI Vishesh and State Bank Vishwa Yatra Foreign Travel Card (FTC).

C.2 SME Business Unit (SMEBU)

The deposits of the SMEBU increased to Rs.1,04,270 crore as at the end of March 2006 from Rs.89,060 crore of previous year recording a growth of 17.08% during the year. The SME advances increased to Rs.45,653 crore from Rs. 32,830 crore of previous year, recording a growth of 39.06 %. The benchmark laid down by the GOI for growth in SME advances is 20%.

The SME Business Unit implemented comprehensive strategies, revamped business processes and with its focus on market dynamics and customer preferences, achieved commendable business growth. The initiative was implemented by focussing on specific Industry segments, and concentrating on various players in the value chain.

Debt restructuring mechanism for units in SME sector has been devised to ensure restructuring of debt of all eligible Small and Medium Enterprises (SMEs) on favourable terms.

Project Uptech:

The Project Uptech, first-of-its kind initiative in the field of commercial banking, designed to catalyse entrepreneurial thoughts and action for technology upgradation / modernisation, was launched in 1988 with the intention of encouraging technology upgradation of SSI enterprises, which was considered necessary for survival in a liberalised economy.

Focussed on the Small and Medium Enterprises (SME) sector, projects under Uptech are taken up in location specific and activity specific industry clusters. So far the Bank has taken 28 projects for modernisation under Project Uptech covering industries like foundry, pumps, glass, auto-components, knitwear. Bank has also covered agro based industries like rice mills, sago and starch and horticulture activities like Apple Orchards and grape farming under the scheme. In the last two years projects have been undertaken in artisan clusters like coir, brass metal, handloom. With energy costs becoming critical in serveral industries, a project for promoting energy efficiency in industries was also launched in all circles. Project Uptech has thus enabled the units to enhance their competitiveness by means of process improvements, quality upgradation, reduction in wastage, cost reduction, product / market diversification etc.

ग.3 कृषि बैंकिंग व्यवसाय इकाई (एबीयू)

कृषि अग्रिम (आरआइडीएफ जमाराशियों सहित) (मार्च 05) में 20,526 करोड़ रुपए के स्तर से बढ़कर मार्च 06 के अंत में 30,516 करोड़ रुपए हो गए। वर्ष के दौरान संवृद्धि 9,990 करोड़ रुपए और वर्षानुवर्ष संवृद्धि-दर 49% परिकलित की गई। निवल बैंक ऋण में कृषि अग्रिमों का भाग मार्च 06 के अंत में बढ़कर 13.64% हो गया जबकि मार्च 05 के अंत में यह 11.99% था। बैंक ने चालू वर्ष के लिए निर्धारित 12,760 करोड़ रुपए का संवितरण लक्ष्य 17,920 करोड़ रुपए की राशि के कृषि ऋण संवितरित करके पार कर लिया। वर्ष के दौरान संवितरणों में 83% की वृद्धि हुई जबकि भारत सरकार का लक्ष्य 30% था। भारत सरकार के निर्देशों के अनुसार कृषि क्षेत्र के लिए दिए जाने वाले ऋणों को 3 वर्षों में अर्थात् 31.3.07 तक दुगुना करने के लक्ष्य को 31.3.2006 तक ही प्राप्ति कर लिया गया है।

प्रमुख पहलें : एटीएम संबद्ध किसान क्रेडिट कार्ड, स्वयं सहायता समूह क्रेडिट कार्ड और स्वयं सहायता समूह गोल्ड कार्ड शुरू किए गए।

बैंक ने विपणन और वसूली पर नए सिरे से ध्यान देने के लिए 796 कृषि स्नातकों की भर्ती की और उन्हें देशभर में विपणन और वसूली अधिकारियों के रूप में पदस्थ किया।

कृषि अग्रिमों में अपना योगदान बढ़ाने के लिए बैंक ने कारपोरेटों/संस्थाओं के साथ भागीदारी की।

किसान क्रेडिट कार्ड स्कीम (केसीसी)

वर्ष के दौरान बैंक ने 4,361.39 करोड़ रुपए की कुल सीमा में 11.32 लाख कार्ड जारी किए।

नए कृषकों का वित्तपोषण

भारत सरकार ने प्रत्येक ग्रामीण और अर्धशहरी शाखा को 100 नए कृषकों के वित्तपोषण का लक्ष्य दिया है। विगत 2 वर्षों के दौरान ही अपने बैंक द्वारा इस लक्ष्य को पार कर लिया गया है।

महत्व दिए जाने वाले नए क्षेत्र

नए महत्व दिए जाने वाले क्षेत्र जैसे ठेके पर कृषि, कृषि निर्यात क्षेत्र (एईजेड) के माध्यम से कृषकों को वित्तपोषण और मूल्य शृंखला वित्तपोषण के अंतर्गत हमारा निष्पादन निम्नानुसार रहा:

	राशि करोड़ रुपए
ठेके पर कृषि :	1168.87
एईजेड के माध्यम से कृषकों को वित्तपोषण	512.47
मूल्य शृंखला वित्तपोषण :	
वित्तपोषित मूल्य शृंखलाओं की संख्या	53
परिव्यय की कुल मात्रा	637

स्वयं सहायता समूह (एसएचजी)

कुल मिलाकर बैंक के ऋण संबद्ध 5.41 लाख स्वयं सहायता समूह हैं और अब तक 2,263 करोड़ रुपए की राशि के ऋण संवितरित किए गए और मार्च 2008 तक कुल मिलाकर 10 लाख ऋण संबद्ध स्वयं सहायता समूहों का लक्ष्य है।

ग्रामीण आवास : ग्राम निवास एवं सहयोग निवास योजनाएँ

बैंक द्वारा ग्राम निवास और सहयोग निवास योजनाओं के अंतर्गत 121.49 करोड़ रुपए के 21,606 आवास ऋण दिए गए।

ग.4 सरकारी व्यवसाय इकाई (जीबीयू)

"एसबीआइ ई-टैक्स" नामक एक ऑन लाइन कर भुगतान सुविधा प्रत्यक्ष और अप्रत्यक्ष करों के लिए वर्ष के दौरान प्रारंभ की गई।

"ई-फ्रेट" सुविधा, जो रेल भाड़े के भुगतान की सुविधा है, प्रायोगिक आधार पर बड़े कारपोरेटों को भी उपलब्ध कराई गई।

केंद्रीय पेंशन प्रक्रिया केंद्र (सीपीपीसी) सभी 14 स्थानीय प्रधान कार्यालय केंद्रों में स्थापित किए गए, ताकि पेंशन भोगियों को उत्कृष्ट ग्राहक सेवा प्रदान की जा सके।

सरकारी व्यवसाय इकाई की स्थापना और उसके पश्चात विपणन पर ध्यान केंद्रित किए जाने से इस खंड के व्यवसाय टर्न ओवर में भारी वृद्धि हुई। सरकारी व्यवसाय खंड से बैंक को वर्ष 2004-05 के दौरान 8,84,381 करोड़ रुपए का व्यवसाय टर्नओवर था। वर्ष के दौरान टर्नओवर में 10.52% की वृद्धि हुई और यह 9,77,390 करोड़ तक पहुँच गया। भारतीय रिज़र्व बैंक द्वारा कमीशन के भुगतान की कार्य प्रणाली में परिवर्तन किए जाने के कारण वर्ष के दौरान सरकारी व्यवसाय पर टर्नओवर कमीशन में भी 11.88% की कमी हुई।

C.3 Agri Business Unit (ABU)

Agricultural advances (inclusive of RIDF deposits) grew from a level of Rs. 20,526 crore (Mar. 05) to Rs.30,516 crore as at the end of March 06. Growth during the year was Rs.9,990 crore and the y-o-y growth rate works out to 49%. The share of agricultural advances in Net Bank Credit has improved to 13.64% as at the end of March 06 as compared to 11.99% as at the end of Mar. 05. The Bank surpassed the disbursement target of Rs.12,760 crore fixed for the current year by disbursing agricultural credit to the extent of Rs.17,920 crore. Increase in disbursements during the year was 83% against the Govt. of India target of 30%. The Bank's target of doubling the credit flow to agriculture (as per GOI directives) within 3 years, i.e. by 31.03.07, has already been achieved by 31.03.06.

Major initiatives taken: ATM linked Kisan Credit Cards, SHG Credit Card and SHG Gold Card introduced.

Bank has recruited so far 796 agri. graduates and posted them across the country as Marketing and Recovery Officers to give marketing and recovery a new thrust.

Bank entered into tie-ups with many Corporates for enhancing coverage under agri advances.

Kisan Credit Card Scheme (KCC):

Bank has issued 11.32 lac cards for an aggregate limit of Rs.4,361.39 crore during the year.

Financing of new farmers:

Target for our Bank (as per GOI directives i.e. @ 100 new farmers per rural and semi-urban branch) has been surpassed during the last 2 years.

New thrust areas:

The Bank's performance during the year under the new thrust areas viz. contract farming, farmers financed through Agri Export Zones (AEZs) and value chain financing was as under:

	(Amount in crore)
Contract farming	1,168.87
Farmers financed through AEZ	512.47
Value chain financing:	
No. of value chains finance	53
Total quantum of outlay	637

Self-Help Groups (SHGs):

Cumulatively, the Bank has credit linked 5.41 lac SHGs and disbursed loans to the extent of Rs.2,263 crore, so far and is aiming to credit link 10 lac SHGs (cumulative) by March 2008.

Rural housing under Gram Niwas and Sahayog Niwas Schemes:

Bank has financed 21,606 housing loans amounting to Rs.121.49 crore under Gram Niwas and Sahyog Niwas schemes.

C.4 Government Business Unit (GBU)

"SBI e-Tax" an online tax payment facility for Direct & Indirect Taxes has been launched during the year.

"e-freight" Facility for payment of railway freight has been extended to large corporates on a pilot basis.

Centralized Pension Processing Centres (CPPCs) have been established at all 14 LHO Centres to provide excellent customer service to pensioners.

With the establishment of the Government Business Unit and the consequent focus on marketing, business turnover of this segment has grown substantially. Bank's business turnover from the Govt. Business segment during 2004-05 was Rs.8,84,381 crore. The turnover increased by 10.52 % to Rs. 9,77,390 crore during the year. The turnover commission on Government Business declined by 11.88% during the year on account of change in methodology of payment of commission by RBI.

ग.5 क्षेत्रीय ग्रामीण बैंक (आरआरबी)

बैंक द्वारा 16 राज्यों के 102 जिलों में 25 क्षेत्रीय ग्रामीण बैंक प्रायोजित किए गए हैं, जिनका 2350 शाखाओं का नेटवर्क है। प्रायोजित क्षेत्रीय ग्रामीण बैंकों की 31 मार्च 2006 को कुल जमाराशियाँ और अग्रिम क्रमशः 10,224.88 करोड़ रुपए और 5,541.48 करोड़ रुपए हैं। वित्तीय वर्ष के दौरान बैंक के प्रायोजित क्षेत्रीय ग्रामीण बैंकों ने 28.84 करोड़ रुपए का लाभ अर्जित किया। वित्तीय पुनर्सरंचना हेतु चुने गए 29 क्षेत्रीय ग्रामीण बैंकों के पुन: पूंजीकरण के लिए बैंक ने मार्च 2006 के अंत तक 134.97 करोड़ रुपए का अंशदान किया। चालू वित्त वर्ष के दौरान भारत सरकार ने उत्तर प्रदेश में हमारे क्षेत्रीय ग्रामीण बैंकों को समामेलित करके पूर्वांचल ग्रामीण बैंक के रूप में तथा आंध्र प्रदेश में आंध्र प्रदेश विकास ग्रामीण बैंक के रूप में अधिसूचित किया। मध्यप्रदेश, छत्तीसगढ़, उत्तरांचल, झारखंड और उड़िसा में अपने क्षेत्रीय ग्रामीण बैंकों के समामेलन का प्रस्ताव सरकार को आवश्यक कारवाई हेतु प्रेषित किया गया है। इनके समामेलन के बाद प्रायोजित क्षेत्रीय ग्रामीण बैंकों की संख्या घटकर 16 हो जाएगी।

ड. अंतरराष्ट्रीय बैंकिंग समूह (आइबीजी)

ड.1 विदेशी कार्यालयों का परिचालन

ड.1.1 दिनांक 31-3-2006 को बैंक के 70 विदेशी कार्यालय थे ये कार्यालय 30 देशों और सभी समय क्षेत्रों में फैले हुए हैं।

तालिका-4 31.03.2006 को विदेश स्थित कार्यालयों की आस्तियाँ/देयताएँ

(अनुषंगियों और संयुक्त उद्यमों को छोड़कर)

मद	करोड़ रुपए	मिलियन अमेरिकी डॉलर
संसाधन		
जमाराशियाँ	13817.54	3097.06
उधार राशियाँ	23975.51	5373.87
अन्य देयताएँ	15567.16	3489.22
कुल	**53360.21**	**11960.15**
निवेश और अभिनियोजन	4871.32	1091.86
अग्रिम (सकल)	27000.68	6051.93
अन्य सभी आस्तियाँ	21488.21	4816.36
कुल आस्तियाँ	**53360.21**	**11960.15**

तालिका-5 विदेश स्थित अनुषंगियों/संयुक्त उद्यमों/सहयोगियों के समग्र कार्यकारी परिणाम 31.03.2006

(राशि करोड़ रुपए में)

	जमाराशियाँ	ऋण	निवेश
अनुषंगियाँ *	2537.60	2254.72	8390.39
** संयुक्त उद्यमों/सहयोगी	1959.53	936.76	2834.70

* एसबीआइ (कनाडा), एसबीआइ (कैलिफोर्निया), एसबीआइ इंटरनेशनल (मारिशस) लि. और इंडियन ओशियन इंटरनेशनल बैंक लि.

** कॉमर्शियल बैंक ऑफ इंडिया 31.03.06, नेपाल स्टेट बैंक लि. 13.04.06 एवं बैंक आफ भूटान लि. 31.03.06

विनिमय दर = 1 अमेरिकी डॉलर = 44.6150 रुपए

ड.1.2 निष्पादन के उल्लेखनीय तथ्य :

बैंक की विदेशी शाखाओं से होनेवाला लाभ वर्ष के दौरान 69.55 मिलियन अमेरिकी डॉलर हो गया, जो पिछले वर्ष 46.51 मिलियन अमेरिकी डॉलर था। विदेश स्थित कार्यालयों की आस्तियाँ, जो 31.03.2005 को 9,114.03 मिलियम अमेरिकी डॉलर थीं, 31.03.2006 को बढ़कर 11,960.15 मिलियन अमेरिकी डॉलर हो गई।

ड.1.3 वर्ष के दौरान की गई पहल :

प्रौद्योगिकी

25 विदेशी कार्यालयों का 'स्विच ओवर' सफलता पूर्वक फिनैकल साफ्टवेयर में किया गया। माले, मसकट और कोलम्बो कार्यालयों में एटीएम लगाए गए।

अनिवासी भारतीय व्यवसाय

यूएई के आरएके बैंक से रणनीतिक संबंध स्थापित किए गए तथा सऊदी अरब के बैंकों में ऐसे संबंध स्थापित करने के लिए प्रयास जारी हैं। एनआई आवास-ऋण का श्रीगेणश विदेशी कार्यालयों में किया गया। इलेक्ट्रानिक विप्रेषण उत्पाद "एसबीआइ एक्सप्रेस" को फिनैकल के साथ जोड़ा गया। बैंक के यूके परिचालन के लिए एक वेब समर्थित विप्रेषण उत्पाद विकसित किया गया।

C.5. Regional Rural Banks (RRBs)

The Bank has sponsored 25 RRBs spread over 102 districts in 16 States with a network of 2350 branches. The aggregate deposits and advances of the sponsored RRBs stood at Rs. 10,224.88 crore and Rs. 5,541.48 crore respectively as on 31st March 2006. During the financial year, the Bank's sponsored RRBs made a profit of Rs. 28.84 crore. The Bank has, upto March 2006, contributed Rs. 134.97 crore for recapitalisation of the 29 RRBs taken up for financial restructuring. The Government of India during this financial year notified amalgamation of our RRBs in Uttar Pradesh as Purvanchal Gramin Bank and in Andhra Pradesh as Andhra Pradesh Vikas Gramin Bank. Proposals for amalgamation of our sponsored RRBs in the States of Madhya Pradesh, Chattisgarh, Uttaranchal, Jharkhand and Orissa have since been forwarded to the Government of India for necessary notification. On amalgamation, the number of sponsored RRBs will come down to 16.

D. INTERNATIONAL BANKING GROUP (IBG)

D.1 Operations of Foreign Offices

D.1.1 As on 31.03.2006, the Bank had a network of 70 overseas offices spread over 30 countries covering all time zones.

Table - 4 Assets / Liabilities of Foreign Offices as at 31.03.2006 (Excluding Subsidiaries and Joint Ventures)

Items	Rs. crore	USD million
Resources		
Deposits	13817.54	3097.06
Borrowings	23975.51	5373.87
Other Liabilities	15567.16	3489.22
Total	**53360.21**	**11960.15**
Deployment		
Investments and Placements	4871.32	1091.86
Advances (Gross)	27000.68	6051.93
All Other Assets	21488.21	4816.36
Total Assets	**53360.21**	**11960.15**

Table - 5 Aggregate Working Results of Foreign Subsidiaries/Joint ventures/Associates Abroad as on 31.03.2006

(Rs. in Crore)

	Deposits	Loans	Investments
Subsidiaries*	2537.60	2254.72	8390.39
Joint Ventures/ Associates**	1959.53	936.76	2834.70

* SBI (Canada), SBI (California), SBI International (Mauritius) Ltd, and Indian Ocean International Bank Ltd.

** Commercial Bank of India as on 31.03.06, Nepal State Bank Ltd., as on 13.04.06 and Bank of Bhutan Ltd., as on 31.03.06.

Conversion Rate = 1 US $ = INR 44.6150

D.1.2 Performance Highlights :

Net Profit from Bank's foreign branches increased to USD 69.55 mio during the year from USD 46.51 mio for the previous year. Assets of the foreign branches increased from USD 9,114.03 mio as at 31.03.2005 to USD 11,960.15 mio as at 31.03.2006.

D.1.3 Initiatives taken during the year:

Technology

25 foreign offices successfully switched over to Finacle Software. ATMs were installed at Male, Muscat and Colombo Offices.

NRI Business

Strategic alliances were created with RAK Bank, UAE and arrangements are in hand for alliances with Banks in Saudi Arabia. NRI Home Loan Scheme was launched at foreign offices. SBI Express, an electronic remittance product, was aligned with Finacle. A Web enabled Remittance Product was developed for the Bank's UK operations.

राजकोष प्रबंधन

हांग-कांग में केन्द्रीय राजकोष के प्रथम केन्द्र के परिचालन को सक्रिय किया गया - जिसके परिणामस्वरूप निधि एकत्रीकरण की लागत में कमी आई।

विदेशों में प्रसार

केनिया के गीरो कमर्शियल बैंक लि. और इन्डोनेशिया के पीटी इंडोमोनेक्स बैंक लि. में 76% शेयर धारिता अधिग्रहण के लिए लेन-देन लेखों का कार्य पूरा किया गया। बैंक ने गैबरोन में एसबीआइ बोस्टवाना लि. नामक कंपनी को निगमित किया।

घ 2 देशीय परिचालन

घ.2.1 निर्यात ऋण

अप्रैल 2005 से मार्च 2006 के दौरान बैंक के बकाया निर्यात ऋण में 36.92% की वृद्धि हुई जबकि पिछले वर्ष की इसी अवधि के दौरान 20.13% की वृद्धि हुई, और यह 18,111 करोड़ रुपए रहे।

घ.2.2 परियोजना निर्यात वित्त

भारतीय स्टेट बैंक टर्नकी/सिविल निर्माण संविदाओं के लिए बोली लगाने और उनके निष्पादन तथा आस्थगित भुगतान आधार पर इंजीनियरी सामान और सेवा के निर्यात वाले परियोजना निर्यात कार्यकलाप के वित्तपोषण के क्षेत्र में एक सक्रिय सहभागी रहा है।

अप्रैल 2005 से मार्च 2006 की अवधि के दौरान बैंक ने 13 देशों से संबंधित 5,341.30 करोड़ रुपए के 42 परियोजना-निर्यात-प्रस्तावों के लिए सहयोग दिया।

घ.3 मर्चेंट बैंकिंग

बैंक ने 288 मिलियन अमेरिकी डॉलर की कई द्विपक्षीय सुविधाएँ प्रदान करने के अलावा समूह विदेशी मुद्रा ऋणों के क्षेत्र में और अधिक ध्यान केंद्रित किया और अप्रैल 2005 से मार्च 2006 की अवधि के दौरान 574 मिलियन अमेरिकी डॉलर के कारपोरेट समूह ऋण सौदों में सहभागिता की।

घ.4 विदेशी मुद्रा लेनदेन

अप्रैल 2005 से मार्च 2006 के दौरान बैंक ने अपने विदेशी मुद्रा व्यवसाय में कुल 432,991 करोड़ रुपए का कारोबार किया है (232,368 करोड़ रुपए के विक्रय और 200,623 करोड़ रुपए के क्रय) जो कि पिछले वर्ष की तुलना में 35.92% अधिक है। मार्च 2006 के अंत तक बैंक ने पूरे देश के कुल विदेश व्यापार का 27.80% व्यापार का संचालन किया।

तालिका - 6 मार्च 2006 के अंत तक सहयोगी बैंकों के निष्पादन के उल्लेखनीय तथ्य निम्नानुसार हैं :

(रुपए करोड़ में)

बैंक का नाम	पूँजी में एसबीआइ का अंश (%)	जमाराशियाँ	अग्रिम	परिचालन लाभ	निवल लाभ
स्टेट बैंक ऑफ					
बीकानेर एंड जयपुर	75	21694	16096	592.37	145.03
हैदराबाद	100	34025	21164	868.09	427.04
इंदौर	98.05	16661	12011	420.05	139.11
मैसूर	92.33	16369	12063	437.86	216.72
पटियाला	100	33778	22499	732.16	303.11
सौराष्ट्र	100	13841	8518	306.30	60.12
त्रावणकोर	75	25997	19238	673.84	258.68
सभी सात बैंक	—	**162365**	**111589**	**4030.67**	**1549.81**

Treasury Management

The first hub of the Central Treasury at Hong Kong was operationalised, resulting in cost effective fund raising.

Overseas Expansion

Transactions documents were completed for acquisition of 76% shareholding in Giro Commercial Bank Limited in Kenya and PT Indomonex Bank Ltd. in Indonesia. The Bank incorporated a company SBI Botswana Ltd. at Gaborone.

D.2 Domestic Operations

D.2.1 Export Credit

The Bank's outstanding export credit stood at Rs. 18,111 crore having increased by 36.92% during April 2005 to March 2006 as against an increase of 20.13% recorded during corresponding period in the previous year.

D.2.2 Project Export Finance

State Bank of India is an active participant in financing project export activities involving bidding and execution of turnkey / civil construction contracts and export of engineering goods on deferred payment basis, as also service exports.

During the period April 2005 to March 2006, the Bank supported 42 project export proposals aggregating Rs.5,341.30 crores, involving 13 countries.

D.3 Merchant Banking

The Bank further intensified its thrust in the area of syndicated foreign currency loans and participated in corporate syndicated loan deals amounting to USD 574 mio during April 2005 to March 2006, besides extending several bilateral facilities aggregating US$ 288 mio.

D.4 Forex Turnover

During April 2005 to March 2006, the Bank recorded a total turnover of Rs. 432,991 crore in its forex business (Rs. 232,368 crore in Sales and Rs. 200,623 crore in Purchases) reflecting an increase of 35.92% over the previous year. As at the end of March 2006 the bank handled approximately 27.80% of country's foreign trade.

Table - 6 The performance highlights of the Associate Banks as at March 2006 are as under:

(Rupees in crore)

Name of the Bank	SBI's Share in the capital (%)	Deposits	Advances	Operating Profit	Net Profit
State Bank of					
Bikaner & Jaipur	75	21694	16096	592.37	145.03
Hyderabad	100	34025	21164	868.09	427.04
Indore	98.05	16661	12011	420.05	139.11
Mysore	92.33	16369	12063	437.86	216.72
Patiala	100	33778	22499	732.16	303.11
Saurashtra	100	13841	8518	306.30	60.12
Travancore	75	25997	19238	673.84	258.68
All 7 Banks	—	**162365**	**111589**	**4030.67**	**1549.81**

घ.5 विश्वव्यापी संपर्क सेवाएँ (निर्यात भुगतान और बेजमानती वसूलियाँ)

वर्ष 2005-06 के दौरान, जीएलएस ने 12,656 मिलियन अमरीकी डॉलर तथा 667 मिलियन यूरो मुद्रा के कुल 1,44,000 निर्यात बिलों पर कार्रवाई की इसी अवधि में 1,969 करोड़ रुपए के मूल्य के कुल 2,51,905 विदेशी मुद्रा लिखतों पर कार्रवाई की गई।

घ.6 संपर्की संबंध

बैंक के विशाल ग्राहक आधार की जरूरतें पूरा करने और अंतर्राष्ट्रीय बैंकिंग क्षेत्र में हमारे विदेश स्थित कार्यालयों के प्रयासों के लिए सहायता देने हेतु बैंक के पास 520 प्रतिष्ठित अंतर्राष्ट्रीय संपर्की बैंकों का नेटवर्क हैं जो कि 123 देशों में फैले हुए हैं । बैंक ने स्विफ्ट के लिए लगभग 1100 द्विपक्षीय प्रमुख विनिमय व्यवस्थाएँ भी शामिल की हैं। जिसके जरिए व्यापार, विप्रेषण आदि से संबंधित वित्तीय संदेशों का सीवन रहित प्रवाह सुगम हो जाता है।

ङ. सहयोगी और अनुषंगियाँ

ङ.1 स्टेट बैंक समूह अपने सात सहयोगी बैंकों की 4731 शाखाओं सहित 13908 शाखाओं के नेटवर्क के साथ भारत के बैंकिंग उद्योग का मुख्य हिस्सा है। बैंकिंग के अलावा यह समूह अपने विभिन्न अनुषंगियों के माध्यम से सभी प्रकार की वित्तीय सेवाएँ प्रदान करता है जिनमें जीवन बीमा, मर्चेंट बैंकिंग, म्यूचुअल फंड, क्रेडिट कार्ड, फैक्टरिंग, प्रतिभूति व्यापार तथा मुद्रा बाजार में प्राथमिक विक्रेता सेवाएँ शामिल हैं।

ङ.2 सहयोगी बैंक

मार्च 2006 के अंतिम दिन को बैंक के सात सहयोगी बैंकों का बाजार अंश जमाराशियों में 7.73 % एवं अग्रिमों में 7.46 % था।

सहयोगी बैंकों के निष्पादन के उल्लेखनीय तथ्य

सभी सहयोगी बैंक कोर बैंकिंग समाधात को पूर्णतया लागू कर चुके हैं। इन सबमें 'सिंगल विन्डो' सुपुर्द की प्रणाली शुरू की जा चुकी है। देश के सार्वजनिक क्षेत्र के बैंकों में अपने सहयोगी बैंक कौर बैंकिंग समाधात का कार्यान्वयन करने वाले पहले बैंक हैं जिसके कारण वे अपने ग्राहकों को 'कभी भी - कहीं भी' बैंकिंग सुविधा उपलब्ध करा रहे हैं। इस कार्यान्वयन के परिणामस्वरूप सहयोगी बैंक अपने ग्राहकों का भाँति-भाँति की नवोन्मेषी ग्राहक सेवाएं उपलब्ध कराने की स्थिति में होंगे।

वर्ष के दौरान सहयोगी बैंकों ने व्यवसाय में संतोषजनक संवृद्धि दर्ज की। सहयोगी बैंकों की जमाराशियों में 23,007 करोड़ रुपए (16.51%) की बढ़ोत्तरी हुई और यह 139,358 करोड़ रुपए से बढ़कर 1,62,365 करोड़ रुपए हो गए। अग्रिमों में 27,126 करोड़ रुपए (32.12%) की वृद्धि हुई और यह 84,463 करोड़ रुपए से बढ़कर 1,11,589 करोड़ रुपए हो गए। ऋणों के लिए मांग में वृद्धि के कारण ऋण जमा के वृद्धिशील ऋण जमा अनुपात में 118% की बढ़ोत्तरी हुई। अलाभकारी आस्तियों के प्रबंधन की दिशा में निष्पादन संतोषजनक बना रहा।

मार्च 2005 के 3.74% की तुलना में सकल अलाभकारी आस्ति का प्रतिशत घटकर मार्च 2006 में 2.62% हो गया। निवल अलाभकारी आस्ति का समानुपातिक अनुपात 1.05% हो गया।

सहयोगी बैंकों की लाभप्रदता की पर सरकारी प्रतिभूतियों के प्रतिफल में होने वाली घटोंतरी से प्रतिकूल प्रभाव पडने के बावजूद, तथ्य जिससे पूरा बैंकिंग उद्योग कुप्रभावित हुआ, सहयोगी बैंकों के निबल लाभ में 13.01% की संवृद्धि हुई हालांकि पारिचालन लाभ में 5.60% की कमी आई।

ङ.3 एसबीआइ कामर्शियल एंड इंटरनेशनल बैंक लिमिटेड (एसबीआइसीआइ)

मार्च 06 के अंत में एसबीआइसीआइ की कुल जमाराशियाँ एवं अग्रिम क्रमश: 378.17 करोड़ रुपए तथा 287.81 करोड़ रुपए रहे। बैंक ने मार्च 2006 को समाप्त वर्ष के दौरान 20.01 करोड़ रुपए का परिचालन और 5.75 करोड़ रुपए का निवल लाभ दर्ज किया। बैंक के सकल एवं निवल अनर्जक परिसंपत्ति अनुपातों में पर्याप्त कमी आई है।

गैर-बैंकिंग अनुषंगियों/संयुक्त उद्यमों के निष्पादन के उल्लेखनीय तथ्य

ङ.4 एसबीआइ कैपिटल मार्केट्स लिमिटेड (एसबीआइ कैप)

समीक्षाधीन वर्ष के दौरान एसबीआई कैप ने निर्गम-प्रबंधन, परियोजना-सलाहकारिता और संरचनात्मक वित्त, बिक्री एवं संवितरण के क्षेत्र में प्रगामी कदम बढ़ाया । भविष्यगत अवसरों का लाभ उठाने के लिए, वर्ष के दौरान, एसबीआई कैप ने चार पूर्णत: धारित अनुषंगियों का प्रायोजन किया। इनके नाम हैं - स्टॉक ब्रोकिंग गतिविधियों के लिए एसबीआई कैप सिक्यूरिटीज लि., एसबीआई कैप वैंचर्स लि. एवं एसबीआई कैप ट्रस्टी

D.5 Global Link Services (Export Payments & Clean Collections)

During 2005-06, GLS processed over 144,000 export bills aggregating US$ 12,656 mn and Euro 667 mn. The number of foreign currency instruments handled in the same period were 251,905, aggregating to Rs. 1,969 crores.

D.6 Correspondent Relations

To cater to the needs of a large customer base of the Bank and to also supplement the efforts of our foreign offices in the area of International Banking, the Bank has developed a net work of Correspondent Banks numbering 520 consisting of reputed International banks spread over 123 countries. The Bank also has about 1100 Bilateral Key Exchange (BKE) arrangements for SWIFT, which facilitates a seamless flow of financial messages covering trade, remittances etc.

E. ASSOCIATES AND SUBSIDIARIES

E.1 The State Bank Group with a network of 13908 branches including 4731 branches of its seven Associate Banks dominates the banking industry in India. In addition to banking, the Group, through its various subsidiaries, provides a whole range of financial services which includes Life Insurance, Merchant Banking, Mutual Funds, Credit Card, Factoring, Security trading and primary dealership in the Money Market.

E.2 Associate Banks

SBI's seven Associate Banks had a market share of 7.73% in deposits and 7.46% in advances as on the last day of March 2006.

Performance Highlights of Associate Banks (ABs)

All ABs have migrated to Core Banking (CBS) Platform. Single Window Delivery System has been introduced in all ABs. SBI's seven Associate Banks are the first amongst the public sector banks in India to get fully networked through CBS, providing anytime-anywhere banking to its customers. It will also facilitate design of a bouquet of innovative customer offerings.

The Associate Banks recorded satisfactory growth in business during the year. The total deposits of seven ABs increased from Rs.1,39,358 Crore to Rs.1,62,365 Crore registering an increase of Rs. 23,007 Crore (16.51%) and advances increased from Rs.84,463 Crore to Rs.1,11,589 Crore registering a growth of Rs.27,126 Crore (32.12%). As a consequence of pick up in demand for credit, the incremental credit deposit ratio reached a level of 118%. Performance in the field of NPA Management continued to be satisfactory.

Gross NPA ratio improved from 3.74% in March 2005 to 2.62% as on March 2006. Net NPA ratio stands at 1.05%.

Despite the fact that profitability of ABs was adversely impacted by the hardening of yields on Govt. Securities, a phenomenon that affected the entire banking industry, the Associate Banks were able to report a growth of 13.01% in net profit, although the operating profit declined by 5.60%.

E.3 SBI Commercial & International Bank Ltd. (SBICI):

As at the end of March '06, the aggregate deposits and total advances of SBICI stood at Rs. 378.17 crore and Rs.287.81 crore respectively. The Bank recorded an operating and net profit of Rs.20.01 crore and Rs.5.75 crores respectively during the year ended March '06. Gross and Net NPA ratios of the bank have declined significantly.

Performance Highlights of Non-Banking Subsidiaries/Joint Ventures

E.4 SBI Capital Markets Limited (SBICAP)

During the year, SBICAP forged ahead in issue management, project advisory and structured finance, sales & distribution. To capitalize on the emerging opportunities, SBICAP during the year promoted four wholly owned subsidiaries viz. SBICAP Securities Ltd. for undertaking Stock

कंपनी लि. उद्यम पूंजी व्यवसाय का कार्य करने के लिए और एसबीआई कैप (यूके) लि. फाइनेन्शियल सर्विसेस अथारिटी (एफएसए) द्वारा नियमित कार्यों के निष्पादन हेतु।

अंतरराष्ट्रीय स्तर पर एस बी आइ कैप को आधारिक संरचना और परियोजना परामर्श के मामले में अब अंतरराष्ट्रीय प्रशंसा प्राप्त हुई है। थॉमसनस प्रोजेक्ट फाइनैंस इंटरनेशनल तथा ब्लूमबेर्ग 2005 इंडिया लीग टेबल्स दोनों के अनुसार कैलेंडर वर्ष 2005 के लिए एसबीआइ कैप एशिया पैसिफिक क्षेत्र में प्रथम लीड एरेंजर रहा। इसके अलावा, थाम्सन्स के मैनडेटेड प्रोजेक्ट एडवाइजर लीग टेबल्स में कंपनी विश्व स्तर पर 11 वें स्थान पर रही तथा कंपनी द्वारा प्रबंधित की गई परियोजनाओं में से एक परियोजना एशिया पैसिफिक इंफ्रास्ट्रक्चर डील को वर्ष की सर्वश्रेष्ठ डील के रूप में चुना गया।

विगत वर्ष के 175.06 करोड़ रुपए की तुलना में कंपनी ने समीक्षाधीन वर्ष के दौरान 179.05 करोड़ रुपए की आय अर्जित की जो 2.28% का वर्षानुवर्ष लाभ रेखांकित करता है। विगत वर्ष के 88.12 करोड़ तुलना में कर पश्चात लाभ 90.62 करोड़ रुपए रहा।

ङ.5 एसबीआइडीएफएचआइ लिमिटेड

स्टेट बैंक समूह के पास कंपनी की कुल प्रदत्त पूँजी की 67.01% धारिता है जबकि अन्य राष्ट्रीय बैंकों की शेयर-धारिता 22.46% है। 31 मार्च 2006 को ऑल इंडिया फाइनैंशियल इंस्टीट्यूशन और निजी क्षेत्र के बैंकों की धारिता 5.84% तथा एशियन डेवलपमेंट बैंक की धारिता 4.69% थी।

31 मार्च 2006 को समाप्त वर्ष के दौरान कंपनी ने 2.44 करोड़ रुपए का कर पश्चात लाभ कमाया। कंपनी का कुल द्वितीय बाजार व्यवसाय 28,539 करोड़ रुपए रहा, जो सभी प्राथमिक डीलरों में 12.89% बाजार अंश के बराबर है।

ङ.6 एस बी आइ कार्ड्स एंड पेमेंट्स सर्विसेज प्रा. लि. (एसबीआइसीपीएसपीएल)

वर्ष के दौरान एसबीआई कार्डस ने कोजीकोड, हुबली, धारवाड़, गुवाहटी, मैसूर, जम्मू, मदूराई, रांची, दुर्गापुर, राउरकेला, उदयपुर, जबलपुर और पटना में अपने क्रेडिट कार्ड्स शुरू किए - जहां ग्राहकों ने गर्मजोशी से इसका स्वागत किया। एसबीआई कार्ड्स अब 99 केंद्रों पर उपलब्ध है।

"खरीदो और जीतो", खरीद पर छूट और खुदरा बिक्री बढ़ाने के लिए प्रमुख मालों और बाजारों में अनेक आकर्षक रियायतें शुरू की गईं, ताकि कार्ड का प्रयोग और उसके माध्यम से भुगतान के विकल्प का उपयोग बढ़ाया जा सके।

समीक्षाधीन वर्ष के दौरान एसबीआई कार्ड्स ने गतवर्ष की तुलना में मासिक - निर्गम की गति को तेजी प्रदान की। मार्च 2006 में कंपनी के 24.30 लाख सक्रिय कार्ड थे जबकि मार्च 2005 तक 16.30 लाख सक्रिय कार्डस थे। कंपनी के प्रारंभ होने के बाद ऐसा पहली बार हुआ जब एक वित्त वर्ष के दौरान 10 लाख से अधिक कार्ड निर्गत किए गए। वर्ष के दौरान कंपनी ने 527.23 करोड़ रुपए का राजस्व प्राप्त किया। कंपनी ने अपनी लाभ प्रदता को बनाए रखा तथा वर्ष के दौरान 55.86 करोड़ रुपए का कर पूर्व लाभ प्राप्त किया।

ड़. 7 एसबीआइ लाइफ इंश्योरेंस कंपनी लि. (एसबीआइ लाइफ)

एसबीआइ लाइफ, जो की उदारीकृत जीवन बीमा उद्योग में तेजी से आगे बढ़ रही है ने समीक्षाधीन वर्ष के दौरान 4.32 मिलियन पालिसियां-स्टेट बैंक समूह की 6000 शाखाओं के माध्यम से किया। इस प्रकार जीवन बीमा के क्षेत्र में निजी क्षेत्र की कंपनियों में एसबीआई लाईफ शीर्षस्थ रही। कंपनी की सकल बीमा किश्त आय 1075.32 करोड़ रुपए रही। निजी क्षेत्र की बीमा कंपनीयों में एसबीआइ लाइफ लाभ कमाने वाली पहली सुस्पष्ट कंपनी रही। समीक्षाधीन वर्ष के दौरान कंपनी ने 2.02 करोड़ रुपए का लाभ कमाया।

ड़. 8 एसबीआइ फंड्स मैनेजमेंट (प्राइवेट) लिमिटेड (एसबीआइएफएमपीएल)

वर्ष के दौरान अपने उत्कृष्टतम निष्पादन के लिए एसबीआई म्यूचूअल फंड को 13 पुरस्कार प्राप्त हुए। एसबीआई म्यूचूअल फंड की योजनाएँ हर श्रेणी की शीर्ष 10 योजनाओं में रही।

वर्ष के दौरान एसबीआइएफएमपीएल ने विभिन्न योजनाओं के अंतर्गत 48,167 करोड़ रुपए के प्रवाह की रिपोर्ट की। प्रबंधन के अधीन 13,249 करोड़ रुपए की आस्तियाँ है। मार्च 2006 के अंत में कंपनीने 18.64 करोड़ रुपए का शुद्ध लाभ प्राप्त किया।

Broking activities and SBICAPS Ventures Limited and SBICAP Trustee Company Limited for undertaking venture capital business and SBI CAP (UK) LTD., for carrying on the Financial Services Authority (FSA) regulated activities.

On the international front, the expertise of SBICAP in the infrastructure and project advisory has now received international acclaim. SBICAP has become No 1 Lead Arranger in Asia Pacific Region for the Calendar year 2005 by both Thomson's Project Finance International and Bloomberg 2005 India League Tables. In addition, the company has been placed 11th globally in the Mandated Project Advisor league tables by Thompsons, and one of the projects handled by the company has been selected as the Asia Pacific Infrastructure deal of the year.

The company booked gross income amounting to Rs.179.05 crore as against Rs. 175.06 crore in the previous year, a Y-O-Y growth of approximately 2.28%. PAT of the company was Rs.90.62 crore as against Rs.88.12 crore in the last year.

E.5 SBI DFHI LTD:

SBI group holds 67.01% of the Company's paid up capital, while other Nationalized Banks hold 22.46%. All India Financial Institutions and Private Sector Banks hold 5.84% and the Asian Development Bank holds 4.69% as on March 31, 2006.

For the year ended 31st March, 2006, the Company has earned a PAT of Rs.2.44 crore. Total Secondary market turnover of the company was Rs.28,539 crore which amounts to a market share of 12.89% among all Primary Dealers.

E.6 SBI Cards & Payments Services Pvt. Ltd. (SBICSPL) :

During the year, SBI Cards launched its Credit Card Issuance in the cities of Kozikode, Hubli, Dharwad, Guwahati, Mysore, Jammu, Madurai, Ranchi, Durgapur, Rourkela, Udaipur, Jabalpur and Patna, where it consistently met with good customer responses. SBI Cards is currently available at 99 locations.

Various "Shop and Win" offers, shopping discounts and retail promotions were made at leading malls and markets to drive card spends and usage.

During the year SBI Cards accelerated the monthly issuance of its new cards substantially over the previous year. As of March 2006, the Company had 24.30 lacs Cards-in-Force, up from 16.30 lacs Cards-in-Force at the end of March 2005. New card issuance exceeded 10 lacs for the first time in a financial year since the inception of the Company. The aggregate revenue generated by the Company during the year was Rs. 527.23 crore. The company maintained profitability of its operations and achieved a pre-tax profit of Rs.55.86 crore during the year.

E.7 SBI Life Insurance Company Limited (SBILife):

SBI Life, which has been making rapid strides in the liberalized life insurance industry in India, covered 4.32 million lives upto March 06 by selling its products through over 6000 branches of the State Bank Group, thereby earning the distinction of being the company with the highest number of lives covered, among private players. Gross premium income was Rs. 1075.32 Crore and the Company had the distinction of being the first private Life Insurance Company to break even with a profit of Rs.2.02 crore.

E.8 SBI Funds Management (P) Ltd. (SBIFMPL):

The Schemes of SBI Mutual Fund received 13 awards for their outstanding performance during the year. SBI Mutual Funds schemes figured among the top 10 performers in every category.

SBIFMPL reported a total inflow of Rs. 48,167 crore in the various schemes during the year. The total assets under management are Rs. 13,249 crore. The company reported a net profit of Rs.18.64 crore as at the end of March, 2006.

ङ.9 एसबीआइ फैक्टर्स एंड कॉमर्शियल सर्विसेज प्रा. लि. (एसबीआइफैक्टर्स)

वर्ष के दौरान कंपनी के आस्ति स्तर में 100% की वृध्दि हुई। यह 459.35 करोड़ रुपए से बढ़कर 919.36 करोड़ रुपए हो गया और बहियों में ग्राहकों की संख्या दुगनी से ज्यादा 341 से 750 हो गई। कंपनी ने वर्तमान 9 शाखाओं के अलावा दो नए कार्यालय अम्बतूर (चेन्नई) और बंगलूर में खोले और ये सभी लाभ अर्जित कर रहे हैं।

वर्ष के दौरान कुल आय में वर्षानुवर्ष वृध्दि 157% रही और पिछले वर्ष के 6.12 करोड़ रुपए की तुलना में इस वर्ष कंपनी का कर पश्चात लाभ 10.67 करोड़ रुपए रहा। निवल अनर्जक आस्ति स्तर 31.03.2006 को कम होकर "शून्य" पर आ गया।

च. आस्ति-गुणवत्ता

31 मार्च 2006 को बैंक की सकल अनर्जक आस्तियाँ 3.88% रहीं। विगत वर्ष के 2.65% के स्तर से मार्च 2006 के अंत तक निवल अनर्जक आस्तियों को कम करके 1.87% पर ला दिया गया। वर्ष के दौरान 3,461 करोड़ रुपए की नकद वसूली की गई तथा 1,192 करोड़ रुपए को मानक आस्ति में परिवर्तित किया गया। मार्च 2006 के अंत तक सकल कमी 6,462 करोड़ रुपए रही।

वसूली खाते में अग्रिमों (एयूसीए) सहित बट्टे खाते में डाले गए अग्रिमों की वसूली इस साल 1,005 करोड़ रुपए रही जबकि पिछले वर्ष यह वसूली 694 करोड़ रुपए थी।

छ. सूचना प्रौद्योगिकी (आइ टी)

व्यवसाय तथा बाजार हिस्से के लिए बढ़ती प्रतिस्पर्धा को पूरा करने, आंतरिक परिचालनों में दक्षता प्राप्त करने, तथा ग्राहकों की अपेक्षाओं को पूरा करने के लिए कार्यनीतिक पहल के रूप में एक व्यापक सूचना प्रौद्योगिक नीति का कार्यान्वयन प्रगति पर है।

(i) एटीएम परियोजना

वर्ष के दौरान 569 नए एटीएम लगाए गए, जिससे 31 मार्च 2006 को स्टेट बैंक एटीएमों की संख्या बढ़कर 5571 हो गई। एटीएम नेटवर्क तेजी से लोकप्रिय बनता जा रहा है। अब एटीएम के माध्यम से युटिलिटी बिलों, कॉलेज फीस, दान आदि का भुगतान किया जा सकता है।

नई पहल

वर्ष 2005-06 के दौरान चार नए बैंक यथा पंजाब नेशनल बैंक, कारपोरेशन बैंक, इंडसइंड बैंक तथा यूको बैंक एटीएम नेटवर्क के द्विपक्षीय शेयरिंग व्यवस्था में शामिल हुए जिससे द्विपक्षीय शेयरिंग के अंतर्गत आने वाले कुल बैंकों की संख्या 8 हो गई।

(ii) कोर बैंकिंग

मार्च 2006 तक देश भर के 612 केंद्रों पर भारतीय स्टेट बैंक की 2741 शाखाओं को कोर बैंकिंग समाधान के अंतर्गत लाया गया ।

शाखा के स्टाफ-सदस्यों को गैर-ग्राहक संपर्क गतिविधियों से मुक्त रखने तथा विक्रय एवं सेवा से संबंधित कार्यों में उन्हें अपना ध्यान केंद्रित करने देने के लिए केंद्रीय संसाधन केंद्रों का गठन किया जा रहा है।

(iii) व्यापार वित्त परियोजना

नई पहलों के अंतर्गत बैंक ने एक्जिम बिल शुरू किया है जो सभी व्यापार वित्त लेनदेन करने वाला केंद्रीकृत सॉफ्टवेयर है। 31 मार्च 2006 तक देश की 346 शाखाओं को इस सॉफ्टवेयर के साथ जोड़ा गया।

(iv) इंटरनेट बैंकिंग

3482 शाखाओं को खुदरा खंड में ग्राहकों को इंटरनेट बैंकिंग सुविधा देने के लिए सक्षम बनाया गया है। इंटरनेट के जरिए निधियों के अंतर-शाखा अंतरण की सुविधा इस समय फुटकर ग्राहकों के लिए भी उपलब्ध है।

(v) नेटवर्किंग

एसबीआइ कनेक्ट जो कनेक्टिविटी प्रदान करने वाला एक माध्यम है और जिसे चरणबद्ध तरीके से लागू किया जा रहा है, बैंक की वाइड एरिया नेटवर्किंग परियोजना है, जो आँकड़े, आवाज एवं दृश्यों का संप्रेषण करने में सक्षम है। 31 मार्च 2006 तक 612 शहरों में स्थित बैंक की कुल 5,327 शाखाओं/कार्यालयों को जोड़ा गया है।

(vi) भुगतान प्रणाली समूह

स्टेप्स, आरटीजीएस, ईसीएस, एनईएफटी, एटीएम, आइएनबी, एमसीआइआर, स्विफ्ट, एसएफएमएस आदि जैसे सभी भुगतान माध्यमों के लेखा कार्यों के समेकन के प्रयोजन से भुगतान प्रणाली समूह का गठन

E.9 SBI Factors and Commercial Services Pvt. Ltd. (SBIFACTORS)

Asset level of the Company increased by 100% (from Rs.459.35 crore to Rs. 919.36 crore) and the number of clients on books more than doubled (from 341 to 750) during the year. Two new offices have been opened by the company at Ambattur (Chennai) and Bangalore, in addition to 9 existing branches and all of them have been earning profits.

It recorded a growth of 157% (year-on-year) in total income and ended the year with a PAT of Rs. 10.67 crore as against Rs.6.12 crore of last year. Net NPA level has been brought down to **'Nil'** as on 31.03.2006.

F. ASSET QUALITY

Bank's Gross NPA percentage as on 31.03.2006 was 3.88%. The net NPAs have been brought down to 1.87% as at the end of March 2006 from the previous year end level of 2.65%. Cash recoveries aggregating Rs. 3,461 Crore and upgradation to standard assets to the tune of Rs. 1,192 Crore were achieved during the year. The Gross reduction till the end of March, 2006 was to the tune of Rs. 6,462 Crore.

Cash recovery in written off accounts including those parked in Advances Under Collection Account (AUCA) amounted to Rs.1,005 crores as against Rs.694 Crore in the previous year.

G. INFORMATION TECHNOLOGY

An aggressive IT policy as a strategic initiative to meet the growing competition for business and market share, achieve efficiency in internal operations, and meet customer expectations, is under active implementation.

i) ATM Project

569 new ATMs were set up during the year, taking the total of State Bank ATMs to 5571 as on 31st March, 2006. ATM network has been fast gaining popularity. ATMs are now enabled to pay utility bills, payment of college fees, donations, etc.

New Initiative

During the year 2005-06, four banks, viz., Punjab National Bank, Corporation Bank, IndusInd Bank and UCO Bank joined the Bilateral Sharing Arrangements of the ATM network, taking the total number of banks under bilateral sharing, to eight.

ii) Core Banking Solution (CBS)

As of March 2006, 2741 branches of SBI were on the CBS platform, across the country at 612 centres.

Central Processing Centres (CPCs) are being setup with a view to free the branch staff from non-customer facing activities and allowing them to focus on sales and service functions.

iii) Trade Finance Project

As one of the new initiatives the Bank has introduced Eximbills, a centralized software handling all trade finance transactions. As on 31.03.2006, 346 branches in the country were connected to this software.

iv) Internet Banking

3482 branches have already been enabled for offering Internet Banking in the retail segment. The facility of inter branch transfer of funds through internet is now available to retail customers also.

v) Networking

SBI CONNECT, the vehicle enabling connectivity, is being implemented in phases, and is a wide area networking project of the Bank capable of carrying data, voice and video. As on 31.03.2006, 5327 branches / offices of the Bank, spread across 612 cities were connected.

vi) Payment Systems Group

Payment Systems Group has been formed with the objectives of consolidation of account functions of all payment channels like STEPS, RTGS, ECS, NEFT, ATM, INB, MICR, SWIFT, SFMS, etc. Creation of Payments Committee, Payment Hub and Payment

किया गया है। भुगतान समितियों, भुगतान केंद्रों तथा भुगतान कार्यनीति दल का सृजन अब इस दिशा में नई पहल है।

31 मार्च 2006 तक डायल अप, वीसैट तथा एसबीआइ कनेक्ट के अंतर्गत लीज़ड लाइन्स जैसे विभिन्न मॉडलों के माध्यम से कुल 4,363 शाखाओं को स्टेप्स के अंतर्गत लाया गया।

31 मार्च 2006 तक 980 केंद्रों में स्थित 3,180 शाखाएँ आरटीजीएस समर्थित रहीं और ये शाखाएँ प्रतिदिन 5,300 करोड़ रुपए के मूल्य के औसत 1400 संदेश पर कार्रवाई कर रही हैं।

एमआइसीआर चेक संसाधन केंद्र

31 मार्च 2006 तक देश में 19 एमआइसीआर चेक संसाधन केंद्र कार्य कर रहे हैं ।

फिनैकल परियोजना

कार्यनीतिक पहल के रूप में विदेश स्थित सभी शाखाओं में एक समान सॉफ्टवेयर लागू करने के लिए एक परियोजना शुरु करने का निर्णय लिया गया है और विदेश स्थित सभी कार्यालयों जिनमें 24 देशों में स्थित 51 शाखाएँ शामिल हैं, में कोर-बैंकिंग समाधान को दो चरणों में शुरू करने की योजना बनाई गई।

सूचना प्रौद्योगिकी नीति एवं सूचना प्रणाली सुरक्षा नीति

बैंक ने व्यावसायिक सूचना प्रौद्योगिकी सुरक्षा परामर्शकों की सहायता से व्यापक सूचना प्रौद्योगिकी नीति एवं सूचना प्रणाली सुरक्षा नीति तैयार की है। विश्व उत्तम प्रथाओं की तुलना में आधार चिह्न तैयार करने हेतु बैंक की सूचना प्रणाली सुरक्षा नीति के ढाँचे की समीक्षा करने के लिए वर्ष के दौरान उद्यम-वार सूचना सुरक्षा के लिए विश्व परामर्शदाता की नियुक्ति की गई।

	विविध परिचालन
ज	जोखिम प्रबंधन और आंतरिक नियंत्रण
झ	प्रबंधन सूचना प्रणाली
ञ	संबद्ध सेवाएँ

ज. जोखिम प्रबंधन एवं आंतरिक नियंत्रण

जोखिम प्रबंधन के क्षेत्र में विश्व के श्रेष्ठ मानकों को अपनाना और जोखिम प्रबधंन प्रक्रियाओं को पर्याप्त सुदृढ़ तथा निपुण बनाना बैंक का लक्ष्य रहा है।

ज.1 ऋण जोखिम प्रबंधन

व्यापार हेतु ऋण जोखिम मूल्यांकन (सीआरए) का एक नया मॉडल तैयार किया गया है और उसे कार्यान्वित करने की प्रक्रिया जारी है। :

- वर्ष 2001 से 2005 तक के संपूर्ण बैंक आँकड़ों को ध्यान में रखते हुए बैंक के लिए संविभाग ऋण जोखिम मॉडलिंग (पीसीआरएम) को पूरा कर लिया गया है।
- बैंकों तथा प्राथमिक विक्रेताओं के संबंध में परिगणित मॉडलों के अनुसार विश्व ऋण सीमाएँ निर्धारित की गई हैं।
- बैंक में एकीकृत जोखिम प्रबंधन तथा प्रचालन जोखिम प्रबंधन के लिए एक उपयुक्त संरचना तैयार करने, उसकी निगरानी करने और उसे कार्यान्वित करने के लिए परामर्शदाता के रूप में अंतर्राष्ट्रीय स्तर के परामर्शदाता की सेवाएँ ली गई हैं।
- गैर-उधारकर्ता/गैर-श्रेणी प्राप्त कारपोरेटों के लिए राजकोष द्वारा निवेश के लिए एक श्रेणी निर्धारण मॉडल तैयार किया गया है। कोष विभाग द्वारा इस मॉडल का प्रति परीक्षण किया जा रहा है।

ज.2. बाजार जोखिम प्रबंधन

ज.2.1. ब्याज दरों, विदेशीमुद्रा विनिमय दरों तथा पण्य-मूल्यों में उतार-चढ़ाव के जोखिमों को न्यूनतम करने के लिए बैंकने संवेदनशील उपकरण विकसित किए है।

ज.2.2. आस्ति देयता प्रबंधन

कारपोरेट केंद्र की आस्ति देयता प्रबंधन समिती (एएलसीओ) बैंक के लिए लगातार ऐसी आस्ति-देयता संरचना निर्मित करने में सक्रिय है ताकि असंतुलनो को रोका जा सके, लाभ को अधिकाधिक बढाया जा सके। तथा जोखिम प्रबंधन के लिए "रिस्क-मैनेजर" माड्यूल (एएलएम साफ्टवेअर का अंग) का प्रयोग कर रहा है ताकि जोखिम -प्रबंधन प्रक्रिया को सबल बनाया जा सके।

ज.3. परिचालन-जोखिम-प्रबंधन

बैंक में परिचालन- जोखिम प्रबंधन समिति परिचालन-जोखिमों और अपेक्षित नियंत्रण-उपायों पर नजर रखती है। बैंक के केंद्रीय बोर्ड द्वारा विधिवत् अनुमोदित परिचालन जोखिम प्रबंधन नीति लागू की गई है।

strategy Team, are the new initiatives in this direction.

As on 31.03.2006, a total number of 4363 branches have been brought under STEPS through various modes viz. dial up, VSATs and leased lines under SBI Connect.

3180 Branches covering 980 centres are RTGS enabled as on 31.03.2006 and are handling an average of 1400 messages daily, amounting to Rs.5,300 crores.

MICR Cheque Processing Centres

19 MICR Cheque Processing Centres are operational in the country as on 31.03.2006.

FINACLE Project

As a strategic initiative, it has been decided to undertake a project to implement common software at all Foreign Branches. The roll-out of Core Banking Solution at all foreign offices was planned in two phases, covering 51 branches in 24 countries.

IT Policy & IS Security Policy

The Bank has framed a comprehensive IT Policy and IS Security Policy with the assistance of professional IT security consultants. During the year a Global Consultant for Enterprises wide information Security was appointed to review Bank's IS SECURITY Policy framework for benchmarking against global best practices.

	Miscellaneous Operations
H	Risk Management & Internal Controls
I	Management Information System
J	Allied Activities

H. RISK MANAGEMENT & INTERNAL CONTROLS

Bank's aim has been to reach global best standards in the area of risk management and to ensure that risk-management processes are sufficiently robust and efficient.

H.1 Credit Risk Management

A new CRA model for Trade has been developed and is in the process of implementation.

- Portfolio Credit Risk Modelling (PCRM) for the Bank taking into account the whole Bank data from the year 2001 to 2005, has been completed.
- Global exposure limits as per the models calculated in respect of Banks and Primary dealers have been put in place.
- A consultant of international repute had been engaged as consultants to design, monitor and implement an appropriate structure for Integrated Risk Management and Operational Risk Management in the Bank.
- A rating model for Investments by the Treasury for non borrower/non rated corporates was developed. The model is being back tested by theTreasury department.

H.2 Market Risk Management

H.2.1 Bank has developed sensitive tools to hedge and minimize the risks arising out of movements in interest rates, currency exchange rates and commodity prices.

H.2.2 Asset Liability Management

The Asset Liability Management Committee (ALCO) at the Corporate Centre is engaged in evolving optimal asset/liability structure for the Bank on an on-going basis with a view to containing mismatches, optimizing profits and ensuring risk management. The Bank is using "Risk Manager" Module (part of the ALM Software) to strengthen the processes of Risk Management.

H.3 Operational Risk Management

The Operational Risk Management Committee in the Bank oversees the Operational Risks and the requisite control measures are in place, in line with the operational risk management policy of the Bank.

ज.4 देश संबंधी जोखिम और बैंक-निवेश

कई विदेशी बैंकों पर उत्पादवार उपयुक्त बैंक निवेश-जोखिम सीमाएँ निर्धारित करके विवेकपूर्ण जोखिम-प्रबंधन सुनिश्चित किया जा रहा है। साखपत्र, बैंक गारंटियों, विदेशी मुद्रा और मुद्रा बाजार गतिविधियों के लिए पर्याप्त मात्रा में बैंक गारंटी की व्यवस्था रखी गई है। निवेश/स्वीकार्य बैंकों पर ऋण संबंधित जोखिम हेतु केंद्रीय समीकरण के तहत प्रावधान किए गए है।

भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार देश संबंधी निवेश सीमाओं की स्थापना हेतु एक संशोधित देश-संबंधित-जोखिम प्रबंधन नीति लागू की गई है और पूरे बैंक के लिए समग्र देश संबंधी जोखिम का नियमित आधार पर मूल्यांकन किया जाता है ।

ज.5 आंतरिक नियंत्रण

ज.5.1 बैंक में अंतर्निहित आंतरिक नियंत्रण प्रणालियां मौजूद हैं और प्रत्येक स्तर पर सुस्पष्ट जिम्मेदारियां निर्धारित की गई हैं। बैंक का निरीक्षण एवं प्रबंधन लेखा-परीक्षा विभाग बैंक कार्यकलाप के विभिन्न पहलुओं के लिए 3 स्तरीय लेखा परीक्षा अर्थात् निरीक्षण एवं लेखा-परीक्षा, ऋण लेखा-परीक्षा और प्रबंधन लेखा-परीक्षा भी करता है।

ज.5.1.1 निरीक्षण एवं लेखा-परीक्षा

भारतीय रिजर्व बैंक के निदेशानुसार जोखिम-आधारित पर्यवेक्षण के पूरक के रूप में दिनांक 01.04.2003 को बैंक की लेखा-परीक्षा प्रणाली में जोखिम केंद्रित आंतरिक लेखा-परीक्षा शुरू की गई है। सभी देशी शाखाओं को व्यवसाय-स्वरूप और जोखिम-संभावना के आधार पर तीन समूहों में विभाजित किया गया है और इन्हें जोखिम केंद्रित आंतरिक लेखा-परीक्षा के दायरे में लाया गया है।

ज.5.1.2 ऋण लेखा-परीक्षा

ऋण-लेखा-परीक्षा का उद्देश्य 5 करोड़ रुपए और अधिक राशि के वाणिज्यिक ऋण संविभाग की गुणवत्ता निरंतर बढ़ाना है । ऋण-जोखिम पर अधिक ध्यान केंद्रित करने के लिए जोखिम केंद्रित आंतरिक लेखा-परीक्षा से जोड़ा गया है । इसके अंतर्गत चूक की संभावना की परीक्षा की जाती है, जोखिमों का पता लगाया जाता है और जोखिम कम करने के उपाय सुझाएँ जाते हैं ।

ज.5.1.3 प्रबंधन लेखा परीक्षा

जोखिम केंद्रित आंतरिक लेखा-परीक्षा शुरू होने से प्रबंधन लेखा-परीक्षा के अंतर्गत भी बैंक में अपनाई गई प्रणालियों और कार्यविधियों में जोखिम प्रबंधन को कारगर बनाने पर ध्यान केंद्रित किया गया है। प्रबंधन लेखा-परीक्षा का संचालन 2 स्रोतों अर्थात् सामान्य प्रबंधन लेखा-परीक्षा और जोखिम प्रबंधन लेखा-परीक्षा।

ज.5.1.4 सतर्कता

ज.5.1.4.1 बैंक का सतर्कता विभाग सतर्कता के 3 प्राथमिक पक्षों निवारण, खोज और दंड का पर्यवेक्षण करता है।

ज.5.1.4.2 निवारक सतर्कता

ऐसी सभी शाखाओं में निवारक सतर्कता समितियाँ गठित की गई हैं जहाँ स्टाफ संख्या 20 और अधिक है । इसके अतिरिक्त साथ-साथ अन्वेषक अधिकारी, जांचकर्ता अधिकारी और प्रस्तुतकर्ता अधिकारी के लिए लगातार प्रशिक्षण कार्यक्रम आयोजित किए जाते है।

ज. 5.1.4.3 खोजी सतर्कता का कार्य

मुख्यतया निरीक्षण और लेखा परीक्षा विभाग द्वारा संचालित किया जाता है । परंतु उपयुक्त मामलों में यह कार्य सतर्कता विभाग के अधिकारियों द्वारा किया जाता है ।

ज.5.1.4.4 दंडात्मक सतर्कता

केंद्रीय सतर्कता आयोग द्वारा निर्धारित दिशानिर्देशों के अनुसार सतर्कता विभाग अनुशासनिक/नियुक्तिकर्ता/अपीलीय प्राधिकारियों को निर्णय करने में आवश्यक मार्गदर्शन और सहायता प्रदान करता रहा है ।

ज.5.1.4.5 बैंक ने धोखाधड़ियाँ रोकने/उनका पता लगाने और उन्हें विफल करने के प्रति स्टाफ सदस्यों में सजगता बढ़ाने हेतु सम्मान और पुरस्कार देने के लिए सजगता पुरस्कार योजना शुरू की है ।

झ) प्रबंधन सूचना प्रणाली (एमआइएस)

झ.1 बैंक में प्रबंधन सूचना प्रणाली को निरंतर परिष्कृत किया जा रहा है, ताकि निर्णय लेने के अलावा सांविधिक जरूरतों दोनों ही मामलों में सूचना की निरंतर बढ़ती मांग को पूरा किया जा सके ।

H.4 Country Risk & Bank Exposure

Prudent exposure risk management is being ensured by setting up appropriate bank exposure limits – product-wise, on a large number of Foreign Commercial Banks. Substantial counterparty bank limits for handling letters of credit, bank guarantees, forex and money market activities are in place. Limits are also set up for Investment / Lines of Credit related exposures on acceptable banks, in order to clear bankable propositions.

The Country Risk Management Policy, in line with RBI guidelines for setting up country exposure limits, is in place, and the overall country risk for the Bank as a whole is monitored on a regular basis.

H.5 Internal Controls

H.5.1 The Bank has an in-built internal control system with well-defined responsibilities at each level. The Inspection & Management Audit Department of the Bank carries out 3 streams of audit- Inspection and Audit, Credit Audit and Management Audit covering different facets of the Bank's activities.

H.5.1.1 Inspection and Audit

Risk Focused Internal Audit (RFIA), an adjunct to risk based supervision, as per RBI directives, has been introduced in the Bank's audit system on 01.04.2003. All domestic Branches have been segregated into 3 groups on the basis of business profile and risk exposures, and are being subjected to RFIA.

H.5.1.2 Credit Audit

Credit Audit aims at achieving continuous improvement in the quality of the Commercial Credit portfolio with exposures of Rs.5 Crore and above. Duly aligned with Risk Focussed Internal Audit, it examines the probability of default, identifies risks and suggests risk mitigation measures.

H.5.1.3 Management Audit

Management audit which has been reoriented to focus on the effectiveness of risk management in processes and procedures, is conducted under 2 streams viz. General Management Audit and Risk Management Audit.

H.5.1.4 Vigilance

H.5.1.4.1 Vigilance Department of the Bank oversees 3 primary aspects of vigilance-Preventive, detective and punitive.

H.5.1.4.2 Preventive vigilance

Committees have been set up at all branches where the staff strength is 20 and more, coupled with on-going Training programmes organized for investigating officers, enquiry officers and presenting officers.

H.5.1.4.3 Detective vigilance

Largely performed by the Inspection & Audit Department, but handled by the officials of vigilance department in appropriate cases.

H.5.1.4.4 Punitive vigilance

Vigilance Department has been providing the necessary guidance and support to the Disciplinary / Appointing authorities in their decision - making, as per the guidelines prescribed by the Central Vigilance Commission.

H.5.1.4.5

The Bank has also instituted the Alertness Award Scheme for recognition and reward for the sense of alertness displayed by staff members in prevention / detection and foiling of frauds.

I. MANAGEMENT INFORMATION SYSTEM (MIS)

MIS in the Bank is being constantly fine-tuned to cater to the ever growing information needs, both for decision support, as well as statutory requirements.

ञ. संबद्ध सेवाएं

ञ.1 ग्राहक सेवाएं

ग्राहकों के लिए बैंकिंग सेवा का स्तर सुधारने के लिए वर्ष के दौरान कई कदम उठाए गए। भारतीय स्टेट बैंक कोड आफ फेयर बैंकिंग प्रेक्टिसेज लागू करने वाला पहला बैंक था। इस कोड को जुलाई 2005 में पूरी तरह संशोधित किया गया। बैंक की नागरिक संहिता (सिटीजन-चार्टर) की भी समीक्षा की गई, उसे अद्यतन किया गया तथा बैंक की वेबसाइट पर प्रदर्शित किया गया। देश के चुनिंदा शहरों में एक पेशेवर मार्केट रिसर्च एजेन्सी की सहायता से ग्राहक संतुष्टि के संबंध में एक व्यापक सर्वेक्षण किया गया। ग्राहक संतुष्टि का स्तर बैंक में प्राय: ठीक पाया गया। सर्वेक्षण के दौरान जो सुधार योग्य अन्य संभावित तथ्य आए उन पर बैंक कार्य कर रहा है।

ञ.2 सामुदायिक सेवा बैंकिंग

बैंक अपने सामान्य बैंकिंग परिचालनों के अलावा एक जिम्मेदार एवं संवेदनशील कारपोरेट नागरिक के रूप में अपने लाभ के कुछ भाग का पुनर्निवेश समाज के निर्धन, उपेक्षित कमजोर और निचले वर्गों का जीवन-स्तर बेहतर बनाने से संबंधित समाज-कल्याण की विभिन्न परियोजनाओं हेतु करता है ।

चालू वित्तीय वर्ष के दौरान बैंक ने अबतक 9.73 करोड़ रुपए की राशि मुख्यमंत्री राहत कोष एवं राष्ट्रीय महत्त्व की ऐसी समाजोन्मुखी परियोजना चलानेवाले गैर सरकारी संगठनों को दिया है जो राष्ट्र द्वारा स्वीकृत और सरकारी नीतियों/ कार्यक्रमों के अनुरूप हैं। भारतीय स्टेट बैंक बाल कल्याण कोष के अंतर्गत अनाथ, अल्प सुविधा प्राप्त तथा विकलांग बच्चों के लिए विभिन्न गैर सरकारी संगठनों के माध्यम से 17 परियोजनाओं के लिए 14.70 लाख रुपए मंजूर किए हैं । बैंक ने अपने अनुसंधान एवं विकास कोष से विभिन्न विश्वविद्यालयों एवं शिक्षा संस्थानों की 71 पीठों/अनुसंधान परियोजनाओं को अब तक 6.61 करोड़ रुपए प्रदान किए हैं ।

	विविध
ट	मानव संसाधन प्रबंधन
ठ	राजभाषा

ट. मानव संसाधन प्रबंधन

प्रौद्योगिकी उन्नयन अभियान का लाभ उठाने के लिए बैंक अपनी मानव संसाधन प्रक्रिया को इस समग्र उद्देश्य से स्वचालित बनाना चाहता है ताकि परिचालन में दक्षता प्राप्त की जा सके तथा मानव संसाधन प्रक्रिया को व्यवसायिक उद्देश्यों के साथ समन्वित किया जा सके। अत: बैंक ने एक ऐसा मानव संसाधन प्रबंधन समाधान विकसित करने का निर्णय लिया है जो मजदूरी और वेतन भुगतान, सीटीसी, निष्पादन प्रबंधन, प्रशिक्षण प्रबंधन, अचल आस्ति सहित मानव संसाधन विकास के सभी पक्षों को संभाला सके। इस उद्देश्य के लिए बैंक ने एसएपी-इआरपी-एचआरएमएस नामक समाधान को पूरे स्टेट बैंक समूह में कार्यान्वित करने का निर्णय लिया है।

वरिष्ठ प्रबंधन श्रेणी के अधिकारियों के लिए **रणनीतिक नेतृत्व कार्यक्रम** तथा **रणनीतिक मानव संसाधन पहल** की शुरूआत की गई। इसके अतिरिक्त प्रशिक्षण प्रणाली के नवीकरण का कार्य शुरू किया गया, जिसका कार्यान्वयन जारी है।

ट-2 कार्मिक प्रबंधन

चालू वित्तीय वर्ष के दौरान **एकमुश्त अनुग्रह राशि** और **निकासी विकल्प की भारतीय स्टेट बैंक की योजनाएं** शुरू की गईं।

ट.3 व्यवसाय प्रक्रिया पुनर्विन्यास (बीपीआर)

प्रमुख व्यवसायिक क्षेत्रों में बैंक के निष्पादन को बेहतर बनाने के लिए तथा सेवा की गुणवत्ता में और अधिक सुधार लाने के लिए व्यवसाय प्रक्रिया पुनर्विन्यास परियोजना, व्यवसाय-प्रक्रिया की पुनर्संरचना कर रहा है ताकि कोर बैंकिंग समाधान सशक्त हो सके। गत वर्ष गैर-कोर बैंकिंग समाधान आधारित पहलों का सफलतापूर्वक कार्यान्वयन किया गया।

इन पहलों के माध्यम से समीक्षाधीन वर्ष के दौरान बैंक की पहुंच काफी बढ़ी । 85 केंद्रों पर खुदरा आस्ति केंद्रीय प्रक्रिया केंद्र (आरएसीपीसी) एवं लघु उद्यम ऋण प्रकोष्ठ (एसइसीसी) का शुभारंभ किया गया। जिसके परिणाम स्वरूप 2000 शाखाओं में ऋणोंकी संस्वीकृत एवंम मूल्यांकन की गुणवत्ता में सुधार आया। उच्च मालियत और मध्यम उद्यमियों को

J. ALLIED SERVICES

J.1 Customer Service

Several initiatives were taken during the year to improve quality of banking services for customers. The Code of Fair Banking Practices which SBI was the first Bank to introduce in India, was comprehensively revised in July, 2005. The Citizen's Charter of the Bank was also reviewed, updated and placed on the Bank's website. A comprehensive customer satisfaction survey was conducted in select centres across the country, with the assistance of a Professional Market Research Agency. In general, the customer satisfaction levels in SBI were rated as good. The Bank is also addressing some areas of concern that surfaced during the survey.

J.2 Community Services Banking

The Bank, in addition to its normal banking operations seeks to reinvest part of its profits in various community welfare projects to improve the quality of life of the poor, and weaker sections of society, as a responsible and responsive corporate citizen.

During the current financial year, the Bank has made donations amounting to over Rs.9.73 crores to the Chief Minister's Relief Fund and also to NGOs for projects that are socially useful, in the context of the broad social objectives subscribed to by the country, and in tune with the government policies / programmes. Under the SBI Children's Welfare Fund, the Bank has granted Rs.14.70 lacs to 17 projects through various NGOs for the benefit of orphaned, underprivileged as well as challenged children. From its Research & Development Fund, the Bank has so far given Rs.6.61 crore as research grants to 71 chairs/ research projects at various universities, and reputed academic institutions.

	Miscellaneous
K	Human Resources Management
L	Official Language

K. HUMAN RESOURCES MANAGEMENT (HRM)

K.1. HRMS Project

To derive the benefits of the technology upgradation drive, the Bank proposes to automate its HR processes with the overall objective of gaining efficiency in its operations, and aligning the HR processes with business objectives. Thus the Bank has decided to implement an HRM solution which would handle all aspects of HRM, including payment of wages and salaries, CTC, performance management, training management, fixed assets etc. For this purpose, the Bank has selected SAP-ERP-HRMS solution for implementation across the State Bank Group.

Strategic Leadership Programmes for officers in Senior Management grade, and **Strategic HR** initiatives were launched, and in addition, **Revamping of the Training System** to meet future needs of the Bank was undertaken, which is under implementation.

K.2 Personnel Management

SBI Scheme for Payment of Ex-Gratia Lumpsum Amount and **Exit Option Scheme** were introduced during the current financial year.

K.3 Business Process Re-engineering (BPR)

The BPR Project is redesigning business processes to leverage the CBS platform to improve Bank's performance in key business areas and improve the quality of service. Last year saw the successful roll out of the first phase of non-CBS dependent initiatives.

The coverage through these initiatives has been enlarged considerably during the year. Retail Assets Central Processing Centres (RACPCs) and Small Enterprises Credit Cells (SECCs) have been launched in 85 centres resulting in reduced turn-around-time for sanction of loans and improved quality of appraisals for nearly 2000 branches. To satisfy the need to extend personalised service to mass affluent

व्यक्तिगत आधार पर सेवा उपलब्ध कराने के लिए 384 शाखाओं में संबंध-प्रबंधक वैयक्तिक बैंकिंग (आरएम-पीबी) और 51 मध्यम उद्यम-संबंध प्रबंधक (एमइ-आरएम) की अवधारणा को मूर्त रूप दिया गया। मंडलों में 120 बिक्री दलों आवास ऋण जैसे खुदरा उत्पादकों के विपणन एवं लघुउद्यमियों हेतु गठन किया गया - जिसका लाभ अब सामने आने लगा है। सभी मंडलों में केंद्रीयकृत पेंशन प्रक्रिया को शुरू किया गया है। शाखाओं में कोर बैंकिंग समाधान के कार्यान्वयन के साथ आरंभिक दौर में मुंबई में खुदरा आस्ति सीपीसी, एसएमइसीटी क्रेडिट सेंटर, ट्रेड फाइनेन्स सीपीसी, देयता सीपीसी, समाशोधन सीपीसी तथा तनावग्रस्त आस्ति निवारण केंद्र की शुरूआत की गई। इनका कार्यान्वयन अब अन्य मंडलों में भी किया जा रहा है।

आगामी वर्ष के दौरान केंद्रीय प्रक्रिया केंद्रों में न सिर्फ सुसंगति और व्यापकता आएगी बल्कि भारतीय स्टेट बैंक एक ऐसे मॉडल में स्वयं को रूपांतरित करेगा जिससे सेवा का स्तर सुधरेगा, परिचालन-लागत में कमी आएगी, शाखाएँ बैंक ऑफिस कार्य से मुक्त होंगी, विक्रय प्रयासो को बल और गति मिलेगी तथा बैंक अपने वर्तमान विराट नेटवर्क का लाभ उठा सकेगा।

ट.4 औद्योगिक संबंध

वरिष्ठ/विशेष सहायकों के उत्तरदायित्व को बढ़ाने के लिए उनके पासिंग अधिकार को बढ़ाया गया तथा उनकी ड्यूटी बढ़ाई गई।

ट.5 नियुक्तियाँ

बैंक ने सीटीसी आधार पर, कैंम्पस चुनाव के माध्यम से विपणन और वसूली अधिकारियों (फार्म-सेक्टर) की नियुक्ति की तथा एसबीबीजे, एसबीपी, एसबीएस और स्टेट बैंक ऑफ इंदौर के लिए तकनीकी अधिकारियों (फार्म सेक्टर) की कैम्पस-चयन के माध्यम से नियुक्ति की।

ट.6 स्टाफ संख्या

31 मार्च 2006 को बैंक में कुल 1,98,774 कर्मचारी थे । इनमें से 29.51% अधिकारी, 45.19% लिपिकीय कर्मचारी और 25.30% अधीनस्थ कर्मचारी थे ।

ट.7 अनुसूचित जातियों और अनुसूचित जनजातियों का प्रतिनिधित्व

31 मार्च 2006 को बैंक की कुल स्टाफ-संख्या में अनुसूचित जाति के सदस्यों की कुल संख्या 36,477 (18.35%) तथा अनुसूचित जनजाति के सदस्यों की संख्या 10,893 (5.48%) थी ।

अनुसूचित जातियों और अनुसूचित जनजातियों के कर्मचारियों की शिकायतों के प्रभावी निराकरण के लिए, बैंक के सभी प्रशासनिक कार्यालयों में संपर्क अधिकारी पदनामित किए गए हैं। कारपोरेट केंद्र और स्थानीय प्रधान कार्यालयों में बैंक के वरिष्ठ अधिकारी अनुसूचित जाति और अनुसूचित जनजाति कल्याण महासंघ और अनुसूचित जाति और अनुसूचित जनजाति कल्यांण संघ के प्रतिनिधियों से आवधिक अंतरालों पर नियमित बैठकें करते हैं।

ठ. राजभाषा

समीक्षाधीन वर्ष के दौरान बैंक में राजभाषा नीती के कार्यान्वयन में और तेजी आई तथा यह नई उँचाईंयों पर पहुँचा। राजभाषा नीती से संबंधित सांविधिक अपेक्षाओं का बैंक द्वारा पूर्णत: अनुपालन किया गया। विभिन्न स्तर के अधिकारियों हेतु कई प्रशिक्षण कार्यक्रम /कार्यशालायें/संगोष्ठियां और प्रतियोगिताओं का आयोजन किया गया। वर्ष के दौरान राजभाषा संसदीय समिति द्वारा कुछ शाखाओं का निरीक्षण किया गया और समिति ने बैंक में राजभाषा के प्रयोग पर संतोष व्यक्त किया। स्टाफ सदस्यों के बीच राजभाषा के प्रचार-प्रसार हेतु कई प्रयास किए गए। कुछ उपलब्धियों का उल्लेख नीचे किया गया है ।

बैंक की तिमाही पत्रिका "प्रयास" को शहर की मुख्य साहित्यिक, सामाजिक एवं सांस्कृतिक संस्था 'आशीर्वाद' द्वारा सर्वश्रेष्ठ गृह-पत्रिका के लिए प्रथम पुरस्कार प्रदान किया गया। बैंक मास्टर पर हिंदी में रिपोर्ट तैयार करने हेतु 5,273 बैंक मास्टर युक्त शाखाओं में सॉफ्टवेअर लगाए गए। बैंक की वेबसाइट का हिंदी अनुवाद तैयार किया गया। बैंकिंग विषयों पर हिंदी में मौलिक पुस्तक लेखन योजना को प्रोत्साहित करने के लिए 2 पुस्तकों सूचना प्रौद्योगिकी पर "बैंक में सूचना प्रौद्योगिकी" एवंम शाखा प्रवंधन शीर्षक से "कैसे व्यवसाइक शाखा प्रबंधक बने" को स्वीकार किया गया।

उत्तरदायित्व विवरण

निदेशक-बोर्ड एतद्द्वारा उल्लेख करता है कि :

and medium enterprise customers, the concept of relationship management has got manifested in 384 Relationship Managers- Personal Banking (RM-PBs) and 51 Medium Enterprises - Relationship Managers (ME-RMs) across all Circles. 120 sales force teams for retail products, especially housing loans, and for small enterprises are bringing in rich dividends across all Circles. Centralised Pension Processing Cells (CPPCs) have been launched in all the Circles.

With the increasing branch migration to CBS platform, some of the BPR Pilots viz. Retail Assets CPC, SME City Credit Centre, Trade Finance CPC, Liability CPC, Clearing CPC and Stressed Assets Resolution Centre were initially launched in Mumbai. These have since been rolled out to other Circles.

The coming year will not only see the stabilization and enlargement of various Central Processing Centres, but also SBI fully transforming its operating structure into the new model designed to improve service, reduce operating costs, free branches from back-office work, boost sales efforts and leverage the strength of its existing network.

K.4 Industrial Relations

In order to increase the responsibilities of Senior/ Special Assistants, their passing powers have been enhanced and duties enlarged.

K.5 Recruitment

The Bank has recruited Marketing & Recovery Officers (Farm Sector) through campus selection on CTC basis, and Technical Officers (Farm Sector) for SBBJ, SBP, SBS & SB of Indore.

K. 6 Staff Strength

The Bank had a total staff strength of 1,98,774 on the 31st March, 2006. Of this, 29.51% are officers, 45.19% clerical staff and the remaining 25.30% were sub-staff.

K.7 Representation of Scheduled Castes and Scheduled Tribes

As on the 31st March, 2006, 36,477 (18.35%) of the Bank's total staff strength, belonged to Scheduled Caste and 10,893 (5.48%) belonged to Scheduled Tribes.

In order to effectively redress the grievances of the SC/ST employees, Liaison Officers have been designated at all administrative offices of the Bank. Senior officials of the Bank hold regular meetings at periodic intervals with the representatives of SC/ST Welfare Federation and SC/ST Welfare Association at Corporate Centre, LHOs and Zonal Offices.

L. OFFICIAL LANGUAGE

Implementation of Official Language Policy in the Bank accelerated during the year under review. The Bank complied with the statutory requirements relating to the official language policy. Several training programmes / workshops / seminars / competitions were conducted for officials at various levels. During the year, the parliamentary committee on official languages visited some branches, and expressed satisfaction in the progress of use of official language in the Bank. Several efforts were made to popularize the use of the official language among the members of the staff. Some of the achievements are mentioned below:

Quarterly Hindi House Journal of the Bank "prayas" has been awarded 'Best House Journal Prize' the first prize by Mumbai's premier literary-socio-cultural organisation "Aashirwad". A software enabling printing of Bank Master reports in Hindi made available at 5,273 Bank Master branches of the Bank. Hindi version of Bank's restructured Website prepared. Two projects one on information technology named 'Information Technology in Banks' and the other on Branch Management titled 'Be a Professional Branch Manager' by the Bank officers accepted under the scheme of incentive for writing Original Books in Hindi on subjects related to Banking.

Responsibility Statement

The Board of Directors hereby states :

i. वार्षिक लेखे तैयार करते समय लेखा मानकों का समुचित अनुपालन किया गया है और उससे विचलन की स्थिति में समुचित स्पष्टीकरण दिया गया है;

ii. उन्होंने ऐसी लेखा नीतियों का चयन किया है और उन्हें निरंतर प्रयोग किया है और ऐसे निर्णय लिए हैं और प्राक्कलन किए हैं, जो 31 मार्च 2006 को बैंक के कार्यकलाप और उक्त दिनांक को समाप्त वर्ष हेतु बैंक के लाभ या हानि की सही एवं निष्पक्ष स्थिति दर्शाने के लिए पर्याप्त एवं विवेकसम्मत हैं;

iii. उन्होंने बैंक की आस्तियों की रक्षा करने तथा कपट एवं अन्य अनियमितताएं रोकने और इनका पता लगाने के लिए बैंककारी विनियमन अधिनियम 1949 और भारतीय स्टेट बैंक अधिनियम 1955 के प्रावधानों के अनुसार पर्याप्त लेखा रिकार्ड अनुरक्षित करने हेतु समुचित एवं पर्याप्त ध्यान रखा है, और

iv. उन्होंने वार्षिक लेखों को वर्तमान अपेक्षाओं के अनुसार तैयार किया है।

आभार :

वर्ष के दौरान बैंक के केंद्रीय बोर्ड के सदस्य डॉ. आइ.जी. पटेल का निधन हो गया। डॉ. आइ.जी. पटेल प्रसिद्ध और लोकप्रिय व्यक्ति होने के साथ-साथ एक प्रख्यात अर्थशास्त्री, भारतीय रिज़र्व बैंक के भूतपूर्व गवर्नर, लंदन स्कूल ऑफ इकानामिक्स के निदेशक तथा भारत सरकार के वित्त सचिव रह चुके थे। डॉ. पटेल विगत कई वर्षों तक बैंक के बोर्ड के मार्गदर्शी सदस्य रहे। 17 जुलाई 2005 को उनका निधन न्यूयार्क में हुआ। निदेशक मंडल डॉ. पटेल के प्रति अपनी असीम श्रद्धा तथा उनके स्वजनों के प्रति गहरी सहानुभूति व्यक्त करता है।

वर्ष के दौरान दो गैर कार्यकारी निदेशक श्री के.पी. झुनझुनवाला एवं श्री पी.आर. खन्ना तथा गैर-वर्कमैन कर्मचारी निदेशक श्री शांता राजू अपने-अपने कार्य-काल की समाप्ति के पश्चात सेवा मुक्त हुए। इसी अवधि के दौरान श्री अशोक किणी, प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) भी सेवा मुक्त हुए।

बोर्ड के कार्यकलाप में सेवा मुक्त हुए निदेशकों के योगदान के प्रति निदेशक आभार एवं प्रशंसा व्यक्त करते हुए उनकी सकुशलता की कामना करते हैं।

भा.रि.बैंक, सेबी, आइआरडीए, भारत सरकार तथा अन्य सरकारी एवं विनियामक एजेंसियों से प्राप्त मार्गदर्शन एवं सहयोग के लिए निदेशक मंडल इन सबके प्रति अपनी कृतज्ञता व्यक्त करता है।

निदेशक मंडल अपने ग्राहकों, शेयरधारकों, बैंकों और वित्तीय संस्थाओं, स्टाक एक्सचेंजों, रेटिंग एजेंसियों तथा अन्य जोखिमधारकों को उनके संरक्षण एवं सहयोग के लिए धन्यवाद देता है तथा इस अवसर का लाभ उठाते हुए अपने समर्पित एवं प्रतिबद्ध कर्मचारियों की सराहना करता है।

केंद्रीय निदेशक बोर्ड के लिए और उनकी ओर से

अरुण कुमार पुरवार

दिनांक : 19 मई 2006

अध्यक्ष

i. that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii. that they have selected such accounting policies and applied them consistently and made judgements and estimates as are reasonable and prudent, so as to give a true and fair view of the state of affairs of the Bank as on the 31st March 2006, and of the profit or loss of the Bank for the year ended on that date;

iii. that they have taken proper and sufficient care for the maintenance of adequate accounting records in accordance with the provisions of the Banking Regulation Act, 1949 and State Bank of India Act, 1955 for safeguarding the assets of the Bank and preventing and detecting frauds and other irregularities; and

iv. that they have prepared the annual accounts on a going concern basis.

Acknowledgement

During the year, the Bank's Central Board lost an eminent and dearly loved member, Dr. I.G. Patel, a renowned economist, who had earlier held the posts of Governor, Reserve Bank of India, Director, London School of Economics, and Finance Secretary to the Government of India. Dr. Patel had been a guiding force on the Bank's Board for the past several years before he passed away in New York on the 17th July 2005.

The Directors place on record their deep respect for the late Dr. Patel, and extend their sympathies to the members of his family.

During the year, two Non-Executive Directors, Shri K.P. Jhunjhunwala and Shri P.R. Khanna, and the Non-Workman Employee Director, Shri Shantha Raju, retired at the end of their respective tenures. Shri K. Ashok Kini, Managing Director & Group Executive (National Banking) also laid down his office on attaining superannuation.

The Directors place on record their appreciation of the contribution made by the retired Directors to the deliberations of the Board, and wish them well.

The Directors express their gratitude for the guidance and co-operation received from the RBI, SEBI, IRDA, the Government of India, and other government and regulatory agencies.

The Directors also thank all the valued clients, shareholders, banks and financial institutions, stock exchanges, rating agencies and other stakeholders for their patronage and support, and take this opportunity to express their appreciation of the dedicated and committed team of employees of the Bank.

For and on behalf of the
Central Board of Directors

Arun Kumar Purwar
Chairman

Date: 19th May, 2006

भारतीय प्रतिभूति एवं विनिमय बोर्ड के 'लिस्टिंग - एग्रीमेंट' का अनुच्छेद 49 सभी सूचीबध्द कंपनियों के पालन हेतु कारपोरेट अभिशासन की शर्तों को निर्दिष्ट करता है, जहां तक अन्य सूचीबध्द इकाइयों का सवाल है - जो कंपनी नही बल्कि कारपोरेट निकाय हैं, जिनके अंतर्गत बैंक भी आते हैं, जिन्हें अन्य सांविधिक प्रावधानों के अंतर्गत नियमित किया जाता है, के संबंध में अनुच्छेद 49 उसी सीमा तक लागू होगा जहाँ तक वह उनके सांविधिक एवं दिशा-निर्देशों या उनके विनियामक प्राधिकारियों द्वारा जारी प्रासंगिक दिशा-निर्देशो का अतिक्रमण न करे । बैंक ने शेयर बाजारों के साथ सूचीकरण करार के अनुच्छेद 49 के अनुसार कारपोरेट अभिशासन के सभी महत्वपूर्ण अपेक्षाओं की पूर्ति की है बशर्ते कि अनुच्छेद 49 के प्रावधान भारतीय स्टेट बैंक अधिनियम के अनुरूप रहे हों एवं दिशा-निर्देश, संगत विनियामकों अर्थात् भारतीय रिज़र्व बैंक / भारत सरकार द्वारा जारी किए गए हों । कारपोरेट अभिशासन के इन प्रावधानों के कार्यान्वयन पर रिपोर्ट नीचे प्रस्तुत है।

अभिशासन - कोड के प्रति बैंक का दृष्टिकोण

भारतीय स्टेट बैंक कारपोरेट अभिशासन के क्षेत्र में सर्वश्रेष्ठ प्रथा के लिए प्रतिबद्ध है। बैंक मानता है कि उपयुक्त कारपोरेट अभिशासन से व्यवसाय के प्रभावी प्रबंधन और नियंत्रण में सुविधा होती है । इसके फलस्वरूप बैंक कारोबारी सदाचार का उच्च स्तर बनाए रख सकता है और अपने सभी हितधारको को इष्टतम परिणाम दे सकता है, संक्षेप में इसके उद्देश्य निम्न हैं :

- शेयरधारकों की पूँजी में वृद्धि करना ।
- ग्राहकों, कर्मचारियों तथा समग्र समाज के साथ-साथ शेयरधारकों तथा अन्य हितधारकों के हितों की रक्षा करना ।
- संप्रेषण में पारदर्शिता और ईमानदारी सुनिश्चित करना तथा सभी संबंधित पक्षों को संपूर्ण, सही और स्पष्ट सूचना उपलब्ध कराना ।
- निष्पादन संबंधी उत्तरदायित्व सुनिश्चित करना तथा सभी स्तरों पर उत्कृष्टता हासिल करना ।
- ऐसा सर्वश्रेष्ठ गुणवत्तापूर्ण कारपोरेट नेतृत्व प्रदान करना जो दूसरों के लिए अनुकरणीय हो ।

बैंक निम्नलिखित बातों के लिए प्रतिबद्ध है :

- यह सुनिश्चित करना कि बैंक का निदेशक बोर्ड नियमित बैठकें करे, प्रभावी नेतृत्व प्रदान करे, प्रबंधन पर नियंत्रण रखे तथा कार्यपालकों के निष्पादन की निगरानी करे।
- कार्यनीतिक नियंत्रण की रूपरेखा तय करना तथा इसकी प्रभावोत्पादकता की निरंतर समीक्षा करना ।
- नीति-विकास, कार्यान्वयन एवं समीक्षा, निर्णयन, निगरानी, नियंत्रण और रिपोर्टिंग के लिए सुस्पष्ट रूप से लिखित एवं पारदर्शी प्रबंधन प्रक्रिया स्थापित करना ।
- बोर्ड को यथावश्यक सभी प्रासंगिक सूचनाएँ, सलाह और संसाधन उपलब्ध कराना ताकि वह अपनी भूमिका का निर्वाह प्रभावी ढंग से कर सके ।
- यह सुनिश्चित करना कि अध्यक्ष, कार्यपालक-प्रबंधन के सभी पहलुओं के प्रति उत्तरदायी हों तथा बैंक के निष्पादन और बोर्ड द्वारा निर्धारित नीतियों के कार्यान्वयन के लिए बोर्ड के प्रति जवाबदार हों। अध्यक्ष की भूमिका भारतीय स्टेट बैंक अधिनियम, 1955 तथा इसमें किए गए सभी संबंधित संशोधनों से भी दिशानिर्देशित होती है।
- यह सुनिश्चित करना कि भारत सरकार / भारतीय रिज़र्व बैंक एवं अन्य विनियामकों एवं बोर्ड द्वारा निर्धारित सभी प्रयोज्य संविधियों विनियमों और अन्य कार्यविधियों, नीतियों का अनुपालन सुनिश्चित करने और यदि कोई विचलन हो तो उसकी सूचना बोर्ड को देने के लिए किसी वरिष्ठ कार्यपालक को बोर्ड के प्रति उत्तरदायी बनाया जाए।

बैंक की आचार-संहिता का अनुपालन

बैंक के केंद्रीय बोर्ड - निदेशकों एवं कोर प्रबंधन टीम के सदस्यों ने वित्तीय वर्ष 2005-06 हेतु बैंक की आचार संहिता का अनुपालन करने की पुष्टि की है । अध्यक्ष द्वारा हस्ताक्षरित इस आशय की घोषणा संलग्नक VI में दी गई है। उक्त कोड को बैंक वेबसाइट पर परिचालित किया गया है।

बोर्ड की संरचना

भारतीय स्टेट बैंक का गठन वर्ष 1955 में संसद द्वारा पारित एक अधिनियम अर्थात् भारतीय स्टेट बैंक अधिनियम 1955 (अधिनियम) से हुआ । इस अधिनियम के अनुसार केंद्रीय निदेशक बोर्ड का गठन किया गया था एवं बोर्ड इस अधिनियम के उपबंधों का अनुपालन करता है । बोर्ड की अध्यक्षता भारतीय स्टेट बैंक अधिनियम की धारा 19 (क) के अंतर्गत नियुक्त बैंक के अध्यक्ष करते हैं । भारतीय स्टेट बैंक अधिनियम की धारा 19 (ख) के अंतर्गत नियुक्त दो प्रबंध निदेशक भी इस बोर्ड के सदस्य है। अध्यक्ष एवं प्रबंध निदेशक पूर्णकालिक निदेशक होते हैं। 31 मार्च 2006 को बोर्ड में शिक्षा, उद्योग-जगत एवं लेखा फर्मों के विशिष्ट व्यक्तियों सहित 11 अन्य

Corporate Governance

Clause 49 of the Listing Agreement prescribed by the Securities and Exchange Board of India (SEBI) specifies conditions of Corporate Governance to be fulfilled by all listed companies. In so far as other listed entities which are not companies but bodies corporate, including banks incorporated under other statutes, the Clause 49 will apply to the extent that it does not violate their respective statutes and guidelines or directives isssued by relevant regulatory authorites. The Bank has complied with the provisions of Corporate Governance as per Clause 49 of the Listing Agreement with the Stock Exchanges except where the provisions of Clause 49 are not in conformity with SBI Act and the directives issued by RBI/GOI. A report on the implementation of these provisions of Corporate Governance in the Bank is furnished below.

The Bank's Philosophy on Code of Governance

The State Bank of India is committed to the best practices in the area of corporate governance. The Bank believes that proper corporate governance facilitates effective management and control of business. This, in turn, enables the Bank to maintain a high level of business ethics and to optimize the value for all its stakeholders. The objectives can be summarized as:

- To enhance shareholder value.
- To protect the interests of shareholders and other stakeholders including customers, employees and society at large.
- To ensure transparency and integrity in communication and to make available full, accurate and clear information to all concerned.
- To ensure accountability for performance and to achieve excellence at all levels.
- To provide corporate leadership of highest standard for others to emulate.

The Bank is committed to:

- Ensuring that the Bank's Board of Directors meets regularly, provides effective leadership, exercises control over management and monitors executive performance.
- Establishing a framework of strategic control and continuously reviewing its efficacy.
- Establishing clearly documented and transparent management processes for policy development, implementation and review, decision-making, monitoring, control and reporting.
- Providing free access to the Board to all relevant information, advices and resources as are necessary to enable it to carry out its role effectively.
- Ensuring that the Chairman has responsibility for all aspects of executive management and is accountable to the Board for the ultimate performance of the Bank and implementation of the policies laid down by the Board. The role of the Chairman is also guided by the SBI Act, 1955, with all relevant amendments.
- Ensuring that a senior executive is made responsible in respect of compliance issues with all applicable statutes, regulations and other procedures, policies as laid down by the GOI/RBI and other regulators and the Board, and report deviation, if any.

Compliance with Bank's Code of Conduct

The Directors on the Bank's Central Board and Senior Management have affirmed compliance with the Bank's Code of Conduct for the financial year 2005-06. Declaration to this effect signed by the Chairman is placed in Annexure-VI. The Code is posted on the Bank's website.

Composition of the Board

The State Bank of India was formed in 1955 by an Act of the Parliament, i.e., The State Bank of India Act, 1955 (Act). A Central Board of Directors was constituted according to the Act and the Board complies with its provisions. The Board is headed by the Chairman, appointed under section 19(a) of SBI Act; two Managing Directors are also appointed members of the Board under section 19(b) of SBI Act. The Chairman and Managing Directors are whole time Directors. As on 31st March 2006, there were 11 other directors on the

निदेशक थे । ये शेयरधारकों एवं बैंक स्टाफ के प्रतिनिधि, भारत सरकार एवं भारतीय रिज़र्व बैंक के नामितियों एवं भारतीय स्टेट बैंक अधिनियम 1955 की धारा 19 (घ) के अंतर्गत नियुक्त निदेशकों का प्रतिनिधित्व करते हैं । पूर्णकालिक निदेशकों के अलावा 31 मार्च 2006 को बोर्ड की संरचना निम्नानुसार है :

- धारा 19 (ग) के अंतर्गत शेयरधारकों द्वारा निर्वाचित चार निदेशक
- बैंक के कामगार स्टाफ के प्रतिनिधि के रूप में धारा 19 (गक) के अंतर्गत भारत सरकार द्वारा नियुक्त एक निदेशक
- बैंक के गैर-कामगार स्टाफ के प्रतिनिधि के रूप में भारत सरकार द्वारा धारा 19 (गख) के अंतर्गत नियुक्त एक निदेशक
- केंद्र सरकार द्वारा धारा19 (घ) के अंतर्गत नामित तीन निदेशक
- केद्र सरकार द्वारा 19 (ङ) के अंतर्गत नामित एक निदेशक, एवं
- भारतीय रिज़र्व बैंक द्वारा धारा 19 (च) के अंतर्गत नामित एक निदेशक

निदेशक मेंडल का गठन अनुच्छेद 49 के प्रावधानों का अनुपालन करते हुए किया गया है।

गैर कार्यपालक निदेशकों का संक्षिप्त परिचय अनुलग्नक I में दिया गया है, अन्य बोर्डों / समितियों में उनके द्वारा धारित निदेशक पदों/सदस्यताओं का विवरण अनुलग्नक II में दिया गया है तथा बैंक में उनकी शेयरधारिता का विवरण अनुलग्नक III में दिया गया है ।

समितियाँ :

केंद्रीय बोर्ड ने निदेशकों की आठ समितियाँ गठित की हैं । ये हैं - (1) कार्यकारिणी समिति (2) लेखा-परीक्षा समिति (3) शेयरधारक / निवेशक शिकायत निवारण समिति (4) जोखिम प्रबंधन समिति (5) बड़ी राशि (1 करोड़ रुपये तथा उससे अधिक) की धोखाधड़ी की निगरानी के लिए निदेशकों की विशेष समिति (6) ग्राहक सेवा समिति (7) प्रौद्योगिकी समिति (8) ग्रामीण क्षेत्र व्यवसाय समिति ।

केंद्रीय बोर्ड और उसकी समितियों की बैंठकें :

बैंक के केंद्रीय बोर्ड की वर्ष में कम से कम छह बैठकें आयोजित की जाती हैं। वर्ष 2005-06 में निदेशक बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण अनुलग्नक IV में दिया गया है ।

वर्ष 2005-06 के दौरान केंद्रीय बोर्ड की 10 बैठकें आयोजित की गईं । बैठकों की तिथियाँ और निदेशकों की उपस्थिति तालिका 7 में दी गई है ।

तालिका 7 : बोर्ड की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक/ भारिबैं/ भारत सरकार के नामिती	अध्यक्ष सहित पूर्णकालिक	योग
20.05.2005	8	3	11
04.06.2005	8	2	10
30.06.2005	9	3	12
28.07.2005	8	2	10
29.08.2005	7	3	10
27.10.2005	7	3	10
25.11.2005	10	3	13
29.12.2005	9	3	12
28.01.2006	7	2	9
24.03.2006	9	2	11

कार्यकारिणी समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी) का गठन भारतीय स्टेट बैंक अधिनियम 1955 की धारा 30 के अनुसार किया जाता है । इस अधिनियम के अनुसार केंद्रीय बोर्ड की कार्यकारिणी समिति, बोर्ड द्वारा प्रत्यायोजित अधिकारों का उपयोग करती है और बोर्ड द्वारा निर्धारित शर्तों के अधीन कार्य करती है । भारतीय स्टेट बैंक सामान्य विनियम (46 एवं 47) में प्रावधान है कि केंद्रीय बोर्ड के सामान्य अथवा विशेष निदेशों के अधीन केंद्रीय बोर्ड की कार्यकारिणी समिति केंद्रीय बोर्ड की क्षमता में आने वाले किसी भी मामले पर कार्य कर सकती है । केंद्रीय बोर्ड की कार्यकारिणी समिति में अध्यक्ष, प्रबंध निदेशक, भारतीय स्टेट बैंक अधिनियम की धारा 19 के खंड (च) के अंतर्गत नामित निदेशक (भारतीय रिज़र्व बैंक के नामिती) और भारत में जिस स्थान पर बैठक आयोजित की जा रही हो, उस स्थान पर सामान्य रूप से निवास कर रहे अथवा उस समय वहाँ उपस्थित सभी या कोई अन्य निदेशक शामिल होते हैं । केंद्रीय बोर्ड की कार्यकारिणी समिति की एक बैठक प्रत्येक सप्ताह आयोजित की जाती है । केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थित निदेशकों की संख्या तालिका 8 में दी गई है ।

Board including eminent personalities from academics, industry and accounting profession. These included representatives of shareholders and staff of the Bank, nominees of Government of India and Reserve Bank of India and directors appointed under Section 19(d) of the State Bank of India Act, 1955. Apart from the whole time Directors, the composition of the Board as on 31st March 2006, is as under :

- four directors, elected by the shareholders under Section 19(c),
- one director, appointed by GOI under Section 19(ca), representing the workmen staff of the Bank,
- one director, appointed by GOI under Section 19(cb), representing the non-workmen staff of the Bank,
- three directors, nominated by the Central Government under Section 19(d),
- one director, nominated by the Central Government under Section 19(e), and
- one director, nominated by the Reserve Bank of India under Section 19(f).

The composition of the board complies with provisions laid down in Clause 49.

A brief resume of the non-executive Directors is presented in Annexure I, particulars of the directorships / memberships held by them in various Boards / Committees are presented in Annexure II and the details of their shareholding in the Bank are mentioned in Annexure III.

Committees

The Central Board has constituted eight Committees of Directors, namely, (1) Executive Committee, (2) Audit Committee, (3) Shareholders' / Investors' Grievance Committee, (4) Risk Management Committee, (5) Special Committee for Monitoring of Large Value Frauds (Rs.1crore and above), (6) Customer Service Committee, (7) Technology Committee and (8) Committee on Rural Sector Business.

Meetings of the Central Board and its Committees

The Bank's Central Board meets a minimum of six times a year. Details of attendance of each Director at the meetings of the Board of Directors in 2005-06 are given in Annexure IV.

During the year 2005-06, ten Central Board Meetings were held. The dates of the meetings and attendance of the directors are given in Table 7.

Table - 7 Attendance of Board Meetings

Date of the Meeting	No. of Directors Attended		
	Non-executive/ RBI/GOI Nominees	Whole-time incl. Chairman	Total
20.05.2005	8	3	11
04.06.2005	8	2	10
30.06.2005	9	3	12
28.07.2005	8	2	10
29.08.2005	7	3	10
27.10.2005	7	3	10
25.11.2005	10	3	13
29.12.2005	9	3	12
28.01.2006	7	2	9
24.03.2006	9	2	11

Executive Committee

The Executive Committee of the Central Board (ECCB) is constituted in terms of Section 30 of the SBI Act, 1955. According to the Act, ECCB exercises powers delegated by the Board and functions subject to the conditions imposed by the Board. The State Bank of India General Regulations (46 & 47) provide that, subject to the general or special directions of the Central Board, ECCB may deal with any matter within the competence of the Central Board. ECCB consists of the Chairman, the Managing Directors, the Director nominated under Section 19(f) of the SBI Act (Reserve Bank of India nominee), and all or any of the other Directors who are normally residents or may for the time being be present at any place within India where the meeting is held. The ECCB meetings are held once every week. The number of ECCB meetings attended by the directors is given in Table 8:

तालिका 8 : वर्ष 2005-06 के दौरान केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों में उपस्थिति

	निदेशक (गैर-कार्यपालक/भारिबैं/ भारत सरकार के नामिती)	केंद्रीय बोर्ड की कार्यकारिणी समिति की बैठकों की संख्या
1	श्री ए.के. पुरवार, अध्यक्ष	47
2	श्री के. अशोक किणी, प्रबंध निदेशक *(31.12.2005 को सेवानिवृत्त)*	27
3	श्री टी.एस. भट्टाचार्य, प्रबंध निदेशक	38
4	श्री के.पी.झुनझुनवाला *(27.12.2005 को सेवानिवृत्त)*	28
5	डॉ. आइ.जी. पटेल *(17.07.2005 को दिवंगत)*	2
6	श्री पी.आर. खन्ना *(9.9.2005 को सेवानिवृत्त)*	6
7	श्री अजय जी. पीरामल	9
8	प्रो. एम.एस. स्वामिनाथन *(31.08.2005 से)*	--
9	श्री सुमन कुमार बेरी	18
10	डॉ. अशोक झुनझुनवाला *(15.9.2005 से)*	3
11	श्री ए.सी. कलिता	27
12	श्री शांता राजु *(19.5.2005 को सेवानिवृत्त)*	4
13	श्री अमर पाल *(19.8.2005 से)*	11
14	श्री अरुण सिंह	19
15	श्री राजीव पांडे	36
16	श्री पीयूष गोयल	42
17	श्री अशोक के. झा *(14.07.2005 से)*	2
18	श्रीमती श्यामला गोपीनाथ	13

लेखा परीक्षा समिति

बोर्ड की लेखा परीक्षा समिति (एसीबी) का गठन 27 जुलाई 1994 को एवं इसका अद्यतन पुनर्गठन 27 अक्तूबर 2005 को किया गया था। बोर्ड की लेखा परीक्षा समिति भारतीय रिज़र्व बैंक के दिशानिर्देशों के अंतर्गत कार्य करती है एवं सूचीकरण करार के अनुच्छेद 49 के प्रावधानों का अनुपालन उस सीमा तक करती है कि भारतीय रिज़र्व बैंक द्वारा जारी निदेशों/दिशानिर्देशों का उल्लंघन नहीं होने पाए। बोर्ड की लेखा परीक्षा समिति की संरचना एवं कार्य नीचे प्रस्तुत है :

बोर्ड की लेखा परीक्षा समिति की संरचना

भारतीय रिज़र्व बैंक की दिशानिर्देशों के अनुसार बोर्ड की लेखा परीक्षा समिति में निदेशक बोर्ड के छह सदस्य होते हैं। इनमें दो पूर्णकालिक निदेशक, दो सरकारी निदेशक (भारत सरकार तथा भारतीय रिज़र्व बैंक के नामिती) तथा दो गैर-सरकारी, गैर-कार्यपालक निदेशक होते हैं, जिनमें से दोनों सनदी लेखाकार होते हैं। बोर्ड की लेखा परीक्षा समिति की बैठकों की अध्यक्षता गैर-कार्यपालक निदेशक द्वारा की जाती है। भारतीय रिज़र्व बैंक के दिशानिर्देशों के अनुसार कोरम संबंधी अपेक्षाओं का दृढ़तापूर्वक अनुपालन किया जाता है।

बोर्ड की वर्तमान लेखा परीक्षा समिति के सदस्य हैं :

1. श्री पीयूष गोयल - निदेशक, अध्यक्ष (एसीबी)
2. श्री राजीव पांडे - निदेशक - सदस्य
3. श्री अशोक झा - भारत सरकार के नामिती सदस्य (पदेन)
4. श्रीमती श्यामला गोपीनाथ - भारतीय रिज़र्व बैंक की नामिती - सदस्य (पदेन)
5. प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग) - सदस्य (पदेन)
6. प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) - सदस्य (पदेन)

बोर्ड की लेखा परीक्षा समिति के कार्य :

क) बोर्ड की लेखा-परीक्षा समिति बैंक के समस्त लेखा-परीक्षा कार्य के परिचालन हेतु दिशानिर्देश देती है तथा उनका पर्यवेक्षण भी करती है। समस्त लेखा-परीक्षा कार्य से आशय बैंक के भीतर आंतरिक लेखा-परीक्षा एवं निरीक्षण की व्यवस्था, परिचालन और गुणवत्ता-नियंत्रण तथा बैंक की सांविधिक/ बाह्य लेखा-परीक्षा और भारतीय रिजर्व बैंक के निरीक्षण से संबंधित अनुवर्ती कार्रवाई करने से है।

ख) बोर्ड की लेखा-परीक्षा समिति बैंक में आंतरिक निरीक्षण/लेखा-परीक्षा कार्यप्रणाली, उसकी गुणवत्ता एवं अनुवर्तन की दृष्टि से प्रभावकारिता की समीक्षा करती है। यह समिति विशेषीकृत एवं अत्याधिक बड़ी शाखाओं तथा असंतोषजनक श्रेणी प्राप्त सभी शाखाओं की निरीक्षण-रिपोर्टों की समीक्षा करती है। यह समिति निम्नलिखित के अनुवर्तन पर विशेष ध्यान भी देती है :

- अंतर-शाखा समायोजन खाते।
- अंतर-बैंक खातों तथा नॉस्ट्रो खातों की लंबे समय से समाधान न हुई प्रविष्टियाँ।
- विभिन्न शाखाओं की बहियों के समतुलन का बकाया कार्य।
- धोखाधड़ियाँ।
- आंतरिक लेखा-कार्य और व्यवस्था से संबंधित अन्य सभी प्रमुख क्षेत्र।

ग) यह बैंक के अनुपालन विभाग से अर्ध वार्षिक रिपोर्टें प्राप्त करती है तथा उनकी समीक्षा करती है।

Table 8: Attendance of ECCB Meetings during 2005-06

Directors (Non-executive and RBI/GOI Nominee)	No. of ECCB meetings
1. Shri A.K. Purwar, Chairman	47
2. Shri K. Ashok Kini, M.D. *(retired on 31.12.2005)*	27
3. Shri T.S. Bhattacharya, M.D.	38
4. Shri K.P. Jhunjhunwala *(retired on 27.12.2005)*	28
5. Dr. I.G. Patel *(deceased on 17.07.2005)*	2
6. Shri P.R. Khanna *(retired on 09.09.2005)*	6
7. Shri Ajay G. Piramal	9
8. Prof. M.S. Swaminathan *(w.e.f. 31.08.2005)*	—
9. Shri Suman Kumar Bery	18
10. Dr. Ashok Jhunjhunwala *(w.e.f. 15.09.2005)*	3
11. Shri A.C. Kalita	27
12. Shri Shantha Raju *(retired on 19.05.2005)*	4
13. Shri Amar Pal *(w.e.f. 19.08.2005)*	11
14. Shri Arun Singh	19
15. Shri Rajiv Pandey	36
16. Shri Piyush Goyal	42
17. Shri Ashok K. Jha *(w.e.f. 14.07.2005)*	2
18. Smt. Shyamala Gopinath	13

Audit Committee

The Audit Committee of the Board (ACB) was constituted on 27th July 1994 and last re-constituted on the 27th October 2005. The ACB functions as per RBI guidelines and complies with the provisions of Clause 49 of the Listing Agreement to the extent that they do not violate the directives / guidelines issued by RBI. The composition and functions of the ACB are placed below:

Composition of the ACB

In terms of Reserve Bank of India guidelines, the ACB has six members of the Board of Directors, including two whole time Directors, two official Directors (nominees of GOI and RBI), and two non-official, non-executive Directors, both of whom are Chartered Accountants. Meetings of the ACB are chaired by a non-executive Director. The quorum requirements as per RBI guidelines are complied with meticulously.

The members of the present ACB are:

1. Shri Piyush Goyal – Director, Chairman (ACB)
2. Shri Rajiv Pandey – Director - Member
3. Shri Ashok Jha – GOI Nominee – Member (Ex-officio)
4. Smt. Shyamala Gopinath, RBI Nominee – Member (Ex-officio)
5. MD & GE (CB) – Member (Ex-officio)
6. MD & GE (NB) – Member (Ex-officio)

Functions of ACB

(a) ACB provides direction as also oversees the operation of the total audit function in the Bank. Total audit function implies the organisation, operationalisation and quality control of internal audit and inspection within the Bank, and follow-up on the statutory / external audit of the Bank and inspection by RBI.

(b) ACB reviews the internal inspection / audit functions in the Bank – the system, its quality and effectiveness in terms of follow-up. It reviews the inspection reports of specialised and extra-large branches and all branches with unsatisfactory ratings. It also, especially, focuses on the follow-up of :
   - Inter-branch adjustment accounts.
   - Unreconciled long outstanding entries in inter-bank accounts and nostro / vostro accounts.
   - Arrears in balancing of books at various branches.
   - Frauds.
   - All other major areas of housekeeping.

(c) It obtains and reviews half-yearly reports from the Compliance Department in the Bank.

(d) ACB follows up on all the issues raised in the Long Form Audit Reports of the Statutory Auditors. It

घ) सांविधिक लेखा-परीक्षाओं के संबंध में, बोर्ड की लेखा-परीक्षा समिति विस्तृत (लांग-फार्म) लेखा-परीक्षा रिपोर्टों में उठाए गए सभी विषयों पर अनुवर्ती कार्रवाई करती है । वार्षिक/अर्धवार्षिक वित्तीय खातों एवं रिपोर्टों को अंतिम रूप देने से पूर्व यह समिति बाह्य लेखा-परीक्षकों से विचार-विमर्श करती है ।

आंतरिक नियंत्रण, प्रणालियों एवं कार्यविधियों तथा भारतीय रिज़र्व बैंक के दिशाा-निर्देशानुसार अपेक्षित अन्य पहलुओं से संबंधित विभिन्न मामलों की समीक्षा करने हेतु बोर्ड की लेखा परीक्षा समिति की वर्ष के दौरान 9 बैठकें (तालिका-9) आयोजित की गई।

केंद्रीय बोर्ड द्वारा एक औपचारिक "ऑडिट चार्टर" अथवा "संदर्भावलोकन शर्तें" निर्दिष्ट की गईं जिसमें भारतीय रिज़र्व बैंक की दिशानिर्देशों के अंतर्गत आनेवाली अपेक्षाओं के अतिरिक्त संशोधित खण्ड 49 के अंतर्गत आनेवाली अपेक्षाओं को सम्मिलित किया गया ।

तालिका 9 : बोर्ड की लेखा-परीक्षा समिति की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक/ भारतीय रिज़र्व बैंक/ भारत सरकार के नामिति	पूर्णकालिक निदेशक	योग
19.05.2005	3	2	5
10.06.2005	3	1	4
27.07.2005	2	1	3
10.09.2005	2	2	4
30.09.2005	3	2	5
26.10.2005	2	2	4
29.12.2005	2	2	4
27.01. 2006	2	1	3
09.03.2006	2	1	3

बोर्ड की जोखिम प्रबंधन समिति

केंद्रीय बोर्ड ने 23 मार्च 2004 को बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) के गठन का अनुमोदन किया । यह समिति ऋण-जोखिम, बाजार-जोखिम तथा परिचालन-जोखिम संबंधी समन्वित जोखिम-प्रबंधन संबंधी नीति और कार्यनीति की निगरानी करती है । समिति पिछली बार 27 अक्तूबर 2005 को पुनर्गठित की गई थी ।

समिति का गठन

समिति के चार सदस्य निम्नांनुसार है, अर्थात् :

1) प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)
2) प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)
(वरिष्ठ प्रबंध निदेशक समिति के अध्यक्ष होते है)
3) दो गैर-कार्यपालक निदेशक : सर्वश्री सुमन कुमार बेरी एवं अरुण सिंह

बैठकें :

आएमसीबी की वर्ष में न्यूनतम चार बार एवं प्रत्येक तिमाही में एक बैठक होती है। आरएमसीबी की वर्ष के दौरान 5 बैठकें हुईं।

बोर्ड की शेयरधारक/निवेशक शिकायत-निवारण समिति

शेयर बाजारों के सूचीकरण करार के अनुच्छेद 49 के अनुसरण में शेयरधारकों एवं निवेशकों से शेयर अंतरण, वार्षिक रिपोर्ट न मिलने, बांडों पर ब्याज/घोषित लाभांश न मिलने जैसी शिकायतों के निवारण हेतु बोर्ड की शेयरधारक/निवेशक शिकायत-निवारण समिति (एसजीसीबी) का 30 जनवरी 2001 को गठन किया गया था। यह समिति पिछली बार 27 अक्तूबर 2005 को पुनर्गठित की गई थी ।

बोर्ड की शेयरधारक /निवेशक शिकायत-निवारण समिति (एसजीसीबी) की संरचना

1 श्री सुमन कुमार बेरी, शेयर धारक निदेशक, अध्यक्ष
2 श्री राजीव पांडेय, निदेशक, सदस्य
3. प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग), सदस्य
4. प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग), सदस्य

शेयरधारकों से अब तक प्राप्त की गई शिकायतों की संख्या (वर्ष के दौरान) : 4228

शेयरधारकों की संतुष्टि के अनुरूप अनसुलझे मामलों की संख्या : कोई नही

विचाराधीन शिकायतों की संख्या : 17*

(* न्यायालय के निर्णयाधीन शिकायतें)

वर्ष के दौरान एसजीसीबी की 4 तिमाही बैठके आयोजित की गई एवं शिकायतों की स्थिति की समीक्षा की गई।

अनुपालन अधिकारीका नाम एवं पदनाम :

श्री एस. के. नाथ, मुख्य महाप्रबंधक (लेखा एवं अनुपालन)

बड़ी राशि (एक करोड़ रुपए तथा अधिक) की धोखाधड़ियों की निगरानी के लिए निदेशकों की विशेष समिति :

केंद्रीय बोर्ड की कार्यकारिणी समिति ने 29 मार्च 2004 को आयोजित अपनी बैठक में बड़ी राशियों वाली धोखाधड़ियों (1 करोड़ रुपए एवं अधिक) की निगरानी के लिए विशेष समिति के गठन का अनुमोदन किया था । इस समिति के प्रमुख कार्य 1 करोड़ रूपए एवं उससे अधिक की सभी धोखाधडियों की निगरानी एवं समीक्षा करना है जिससे कि प्रणालीगत खामियों यदि हों

interacts with the external auditors before the finalisation of the annual/semi-annual financial accounts and reports.

During the year, nine meetings of ACB (Table 9) were held to review the various matters connected with the internal control, systems and procedures and other aspects as required in terms of RBI guidelines.

A formal 'Audit Charter' or 'Terms of Reference' was laid down by the Central Board, incorporating the requirements under Clause-49 in addition to those under RBI guidelines.

Table 9 : Attendance of ACB Meetings

Date of the Meeting	No. of Directors Attended		
	Non-executive/ RBI/GOI Nominee	Whole-time Directors	Total
19.05.2005	3	2	5
10.06.2005	3	1	4
27.07.2005	2	1	3
10.09.2005	2	2	4
30.09.2005	3	2	5
26.10.2005	2	2	4
29.12.2005	2	2	4
27.01.2006	2	1	3
09.03.2006	2	1	3

Risk Management Committee of the Board

The Central Board has approved the constitution of the Risk Management Committee of the Board (RMCB) on the 23rd March 2004, to oversee the policy and strategy for integrated risk management relating to credit risk, market risk and operational risk. The Committee was last reconstituted on the 27th October 2005.

Composition of the Committee

The Committee has four members, viz.,

1. MD & GE (CB)
2. MD & GE (NB)
   (Senior MD is Chairman of the Committee)
3. Two non-executive Directors – Sarvashri Suman Kumar Bery and Arun Singh

Meetings:

RMCB meets a minimum of four times a year, once in each quarter. During the year, the RMCB met five times.

Shareholders'/Investors' Grievance Committee of the Board

In pursuance of Clause 49 of the Listing Agreement with the Stock Exchanges, Shareholders'/Investors' Grievance Committee of the Board (SGCB) was formed on the 30th January 2001, to look into the redressal of shareholders' and investors' complaints regarding transfer of shares, non-receipt of annual report, non-receipt of interest on bonds/declared dividends, etc. The Committee was last reconstituted on the 27th October 2005.

Composition of SGCB

1. Shri Suman Kumar Bery, Shareholder Director, Chairman
2. Shri Rajiv Pandey, Director, Member
3. Managing Director & GE (CB), Member
4. Managing Director & GE (NB), Member

Number of shareholders' complaints received so far (during the year) : 4228

Number not solved to the satisfaction of shareholders: NIL

Number of Pending Complaints: 17*

(* complaints which are sub-judice)

The SGCB held four quarterly meetings during the year and reviewed the position of the complaints.

Name and designation of Compliance officer:
Shri. S. K. Nath, Chief General Manager (Accounts & Compliance).

Special Committee of Directors for Monitoring of Large Value Frauds (Rs.1 crore and above)

The ECCB, at its meeting held on the 29th March 2004, accorded approval for constitution of the Special Committee for monitoring of Large Value Frauds (Rs.1 crore and above). The Committee was last reconstituted on the 27th October 2005. The major functions of the

तो, धोखाधड़ी उजागर होने और रिपोर्टिंग में विलंब होने के कारणों का पता लगाया जा सके तथा सीबीआइ/पुलिस जांच में प्रगति, वसूली-स्थिति का निर्धारण किया जा सके । यह सुनिश्चित किया जा सके कि स्टाफ की जिम्मेदारी शीघ्र तय होती है, धोखाधड़ी की पुनरावत्ति रोकने के लिए की गई सुधारात्मक कार्रवाई की प्रभावोत्पादकता की समीक्षा तथा उपयुक्त निरोधात्मक उपाय किए जा सकें । इस समिति को 27 अक्तूबर 2005 को पुनर्गठित किया गया जिसमें निम्नलिखित सदस्य हैं।

समिति की संरचना

1. प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) एवं उनकी अनुपस्थिति में प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)
2. बोर्ड की लेखा परीक्षा समिति से दो निदेशक - सर्वश्री पीयूष गोयल एवं राजीव पांडेय
3. बैंक के बोर्ड से दो अन्य निदेशक - सर्वश्री सुमन कुमार बेरी एवं अरुण सिंह

वर्ष के दौरान इस समिति की तीन बैठकें आयोजित की गई ।

बोर्ड की ग्राहक सेवा समिति :

बैंक द्वारा प्रदत्त ग्राहक सेवा की गुणवत्ता में निरंतर एवं उत्तरोत्तर सुधार लाने के उद्देश्य से 26 अगस्त 2004 को बोर्ड की ग्राहक सेवा समिति का गठन किया गया। यह समिति पिछली बार 27 अक्तूबर 2005 को पुनर्गठित की गई ।

समिति की संरचना :

1. प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग), समिति के अध्यक्ष एवं दो गैर कार्यपालक निदेशक अर्थात्
2. डॉ. अशोक झुनझुनवाला
3. श्री अरुण सिंह

वर्ष के दौरान उक्त समिति की तीन बैठकें आयोजित की गई ।

बोर्ड की प्रौद्योगिकी समिति :

बैंक की सूचना प्रौद्योगिकी की पहलों की प्रगति का मार्ग प्रशस्त करने के लिए 26 अगस्त 2004 को बोर्ड की प्रौद्योगिकी समिति गठित की गई। यह समिति निम्नलिखित निदेशकों के साथ 27 अक्तूबर 2005 को पुनर्गठित की गई।

1. डॉ. अशोक झुनझुनवाला, अध्यक्ष एवं
2. श्री पीयूष गोयल

उक्त समिति की वर्ष के दौरान छह बैठकें आयोजित की गई।

वार्षिक महासभा में उपस्थिति

वर्ष 2004-05 की वार्षिक महासभा 30 जून 2005 को आयोजित की गई जिसमे 11 निदेशक उपस्थित थे। इनके नाम हैं श्री ए.के. पुरवार, श्री के. अशोक किणी, श्री टी.एस. भट्टाचार्य, श्री कैलाश पी. झुनझुनवाला, श्री पी.आर. खन्ना, श्री सुमन के. बेरी, श्री अजय जी. पीरामल, श्री अनंत चंद्र कलीता, श्री अरुण सिंह, श्री राजीव पांडे एवं श्री पीयूष गोयल।

वार्षिक महासभाएं

बैंक के शेयरधारकों की वर्ष 2004-05 की वार्षिक महासभा 30 जून 2005 को, वर्ष 2003-04 की 9 जूलाई 2004 को, वर्ष 2002-03 की 24 जुलाई 2003 को, वर्ष 2001-02 की 7 अगस्त 2002 को एवं वर्ष 2000-01 की 7 अगस्त 2001 को मुंबई में आयोजित की गई ।

शेयरधारक-निदेशकों के निर्वाचन हेतु विशेष महासभा :

दो शेयरधारक निदेशकों के निर्वाचन हेतु मुंबई में 14 सितम्बर 2005 को शेयरधारकों की एक महासभा आयोजित की गई ।

बोर्ड के नए कार्यपालक निदेशक का पूर्ववृत्त :

श्री ओ. पी. भट्ट ने बैंक के प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) के रुप में दिनांक 26 अप्रिल 2006 को कार्यभार ग्रहण किया। इश नियुक्ति के पूर्व वे स्टेट बैंक ऑफ ट्रैवेंकोर के प्रबंध निदेशक थे। वे पूवोत्तर मंडल के मुख्य महाप्रबंधक एवं लखनऊ मंडल में महाप्रबंधक (रिटेल) रह चुके हैं। वे दो विदेशी समुपदेशन प्राप्त कर चुके हैं जिनमें वाशिंगटन कार्यालय के प्रतिनिधि का दायित्व भी शामिल है। श्री भट्ट अंग्रेजी साहित्य में एम. ए. हैं।

बैठक शुल्क

पूर्णकालिक निदेशकों का पारिश्रमिक एवं बोर्ड/बोर्ड की समितियों की बैठकों में सहभागिता करने हेतु गैर-कार्यपालक निदेशकों को संदत्त शुल्क चूंकि समय-समय पर भारत सरकार द्वारा निर्दिष्ट किया जाता है, अत: बैंक में पारिश्रमिक समिति का गठन नहीं किया गया है।

निदेशकों को केंद्रीय बोर्ड की प्रत्येक बैठक के लिए 5000 रुपए तथा बोर्ड स्तरीय समिति की एक बैठक के लिए 2500 रुपए बैठक शुल्क प्रदान किया जाता है । तथापि बैंक के अध्यक्ष एवं प्रबंधक निदेशकों तथा भारत सरकार/भारतीय रिज़र्व बैंक के निदेशकों को बैठक शुल्क नहीं दिया जाता है। वर्ष 2005-06 के दौरान भुगतान किए गए बैठक शुल्क का विवरण अनुलग्नक-V में दिया गया है ।

Committee are to monitor and review all frauds of Rs.1 crore and above with a view to identifying systemic lacunae, if any, reasons for delay in detection and reporting, if any, monitoring progress of CBI/Police investigation, recovery position, ensuring that staff accountability exercise is completed quickly, reviewing the efficacy of remedial action taken to prevent recurrence of frauds and putting in place suitable preventive measures. The Committee was reconstituted on the 27th October 2005, with the following members.

Composition of the Committee

1. MD & GE (NB) and in his absence, the MD & GE (CB),
2. Two Directors from Audit Committee of the Board - Sarvashri Piyush Goyal and Rajiv Pandey,
3. Two other Directors from the Board of the Bank - Sarvashri Suman Kumar Bery and Arun Singh.

During the year, the Committee met three times.

Customer Service Committee of the Board

The Customer Service Committee of the Board was constituted on the 26th August 2004, to bring about ongoing improvements on a continuous basis in the quality of customer service provided by the Bank. The Committee was last reconstituted on the 27th October 2005.

Composition of the Committee

1. M D & GE (NB), Chairman of the Committee, and two non-executive directors, viz.,
2. Dr. Ashok Jhunjhunwala,
3. Shri Arun Singh

During the year, three meetings of the Committee were held.

Technology Committee of the Board

The Technology Committee of the Board was constituted on 26th August 2004, for tracking the progress of the Bank's IT initiatives. It was reconstituted on the 27th October 2005, with the following Directors :

1. Dr. Ashok Jhunjhunwala, Chairman and
2. Shri Piyush Goyal

The Committee met six times during the year.

Attendance of the Annual General Meeting

The Annual General Meeting for the year 2004-05, which was held on the 30th June 2005, was attended by 11 directors, viz., Shri A.K. Purwar, Shri K. Ashok Kini, Shri T.S. Bhattacharya, Shri Kailash P. Jhunjhunwala, Shri P.R. Khanna, Shri. Suman K. Bery, Shri Ajay G. Piramal, Shri Ananta Chandra Kalita, Shri Arun Singh, Shri Rajiv Pandey and Shri Piyush Goyal.

Annual General Meetings

The Annual General Meeting of the shareholders of the Bank for 2004-05 was held on the 30th June 2005, for 2003-04 on the 9th July 2004, for 2002-03 on 24th July 2003, for 2001-02 on 7th August 2002 and for 2000-01 on 7th August 2001, at Mumbai.

Special General Meeting for Election of Shareholder Directors

A General Meeting of Shareholders was held on the 14th September 2005, at Mumbai, for election of two Shareholder Directors.

Bio-data of the New Executive Director on the Board

Shri O.P. Bhatt joined as Managing Director & Group Executive (National Banking) of the Bank on the 26th April 2006. Prior to this appointment, he was Managing Director, State Bank of Travancore. He has also been Chief General Manager of the North Eastern Circle of the Bank and General Manager (Retail) at Lucknow. He has two foreign assignments to his credit, including that of Representative of the Bank's Washington office. Shri Bhatt is an M.A. in English Literature.

Sitting Fees

The remuneration of the whole-time Directors and the sitting fees paid to the non-executive Directors for attending the meetings of the Board/ Committees of the Board are as prescribed by GOI from time to time and hence, no Remuneration Committee is in place in the Bank.

अध्यक्ष तथा प्रबंध निदेशकों को 2005-06 में संदत्त वेतन तथा भत्ते

अध्यक्ष

श्री ए.के. पुरवार (1.4.2005 से 31.03.2006 तक) रु.5,72,833.43

प्रबंध निदेशक

1. श्री के. अशोक किणी (01.04.2005 से 31.12.2005 तक) रु.4,04,975.25
2. श्री टी. एस. भट्टाचार्य (01.04.2005 से 31.03.2006 तक) रु.5,24,200.75

प्रगटीकरण

बैंक, अपने प्रमोटरों, निदेशकों एवं प्रबंधन, उनके अनुषंघियों अथवा संबंधियों के साथ किसी भी ऐसे महत्वपूर्ण भौतिक लेन-देन से असंबद्ध रहा है जो बृहत्तर स्तर पर बैंक के हितों के प्रतिकूल हो।

बैंक के स्टाक एक्सचेंन्जों, सेबी, भारिबैं अथवा पूंजी बाजार से संबंधित किसी अन्य सांविधिक प्राधिकारी द्वारा निर्धारित प्रयोज्य सभी नियमों और विनिमयों का विगत 3 वर्षों के दौरान पालन किया है। इसके द्वारा बैंक पर किसी भी प्रकार का दंड या आक्षेप नही लगाया गया है।

बैंक के सतर्कता संबंधी दिशा-निदेश यथेष्ट हैं।इसके तहत स्टाफ को बैंक के मुख्य सतर्कता अधिकारी तक पहुँच प्राप्त है। दिशा-निदेशों के अंतर्गत सचेत-कर्ता की भूमिका के लिए मुखबिर को दंडात्मक कारवाई से सुरक्षा प्रदान की गई है।

बैक ने स्टाफ-एक्सचेंजों के साथ लिस्टिंग एग्रीमेंट के अनुच्छेद 49 की सभी शर्तों को पूरा किया है - बशर्ते की अनुच्छेद की अपेक्षाएँ भारतीय स्टेट बैंक के प्रावधानों, उन प्रावधानों के अंतर्गत बनाए गए नियमों और विनियमों तथा भारतीय रिजर्व बैंक द्वारा जारी दिशा-निर्देशों या निदेशों का अतिक्रमण न कर रहे हैं।

निदेशक मंडल का गठन, लेखा-परीक्षा समिती का गठन और उसका कोरम, गैर कार्यपालक निदेशकों की प्रतिपूर्ति सांविधिक लेखा-परीक्षाकों की नियुक्ति, पुर्ननियुक्ति और उनकी फीस के निर्धारण के संबंध में अनुच्छेद 49 की सांविधिक अपेक्षाएं बैंक पर बाध्यकारी नही हैं क्योंकि भारतीय स्टेट बैंक अधिनियम, भास्टेबैं सामान्य विनियम और भारतीय रिजर्व बैंक के दिशा निर्देशों में इनके लिए अलग से प्रावधान है।

शेयरधारकों के आवास पर अर्ध वार्षिक वित्तीय निष्पादन की घोषणा तथा महत्वपूर्ण घटनाओं को प्रेषित करने को छोड़कर बैंक ने अनुच्छेद 49 की सभी गैर-सांविधिक अपेक्षाओं को अनुपालन किया है। लेकिन उपर्युक्त के संबंध में विस्तृत सूचना बैंक की वेबसाइट पर उपलब्ध करा दी गई है।

संचार माध्यम

बैंक की यह दृढ़ मान्यता है कि सभी हितधारकों को बैंक के कार्यकलाप, निष्पादन और नए उत्पादों के बारे में पूर्ण जानकारी प्राप्त होनी चाहिए। वर्ष 2005-06 के लिए बैंक के वार्षिक, अर्ध-वार्षिक और तिमाही परिणाम देश के सभी प्रमुख समाचार-पत्रों में प्रकाशित किए गए। इन परिणामों को बैंक की वेबसाइट (www.sbi.co.in और www. statebankofindia.com) पर भी प्रदर्शित किया गया। वार्षिक रिपोर्ट बैंक के सभी शेयरधारकों को भेजी जाती है। बैंक की वेबसाइट पर अन्य सामग्री के साथ-साथ बैंक द्वारा जारी समाचार, बैंक की वार्षिक रिपोर्ट और अर्ध-वार्षिक रिपोर्ट तथा विभिन्न उत्पाद-प्रस्तावों का ब्योरा प्रदर्शित किया जाता है। प्रत्येक वर्ष बैंक के वार्षिक एवं अर्धवार्षिक परिणामों की घोषणा के बाद उसी दिन पत्रकारों के साथ एक बैठक आयोजित की जाती है, जिसमें बैंक के अध्यक्ष द्वारा एक प्रस्तुति तथा मीडिया द्वारा पूछे गए प्रश्नों के उत्तर दिए जाते हैं। इसके बाद एक और बैठक आयोजित की जाती है, जिसमें अनेक निवेश-विश्लेषकों को आमंत्रित किया जाता है और उनसे बैंक के कार्यनिष्पादन पर विस्तृत चर्चा की जाती है। तिमाही परिणामों की घोषणा के बाद प्रेस अधिसूचनाएं जारी की जाती हैं।

The Directors are given a sitting fee of Rs.5,000/- for attending every Central Board meeting and Rs.2,500/- for attending a meeting of a Board-level committee. Sitting fees are, however, not paid to the Chairman and Managing Directors of the Bank and GOI/RBI Directors. Details of sitting fees paid during the year 2005-06 are placed in Annexure-V

Salary and Allowances paid to the Chairman and Managing Directors in 2005-06

Chairman

Shri A.K.Purwar
(01.04.2005 to 31.03.2006) Rs. 5,72,833.43

Managing Directors

1. Shri K. Ashok Kini
(01.04.2005 to 31.12.2005) Rs. 4,04,975.25

2. Shri T.S. Bhattacharya
(01.04.2005 to 31.03.2006) Rs. 5,24,200.75

Disclosure:

The Bank has not entered into any materially significant related party transactions with its Promoters, Directors, or Management, their subsidiaries or relatives, etc. that may have potential conflict with the interests of the Bank at large.

The Bank has complied with applicable rules and regulations prescribed by stock exchanges, SEBI, RBI or any other statutory authority relating to the capital markets during the last three years. No penalties or strictures have been imposed by them on the Bank.

Vigilance guidelines of the Bank are in place, providing access to staff to the Bank's Chief Vigliance Officer. The guidelines also protect the 'informer' from any punitive action for being a whistleblower.

The Bank has complied in all respects with the requirements of Clause 49 of the Listing Agreement with the Stock Exchanges, to the extent that the requirements of the Clause do not violate the provisions of State Bank of India Act 1955, the Rules and Regulations made thereunder, and guidelines or directives issued by the Reserve Bank of India.

Mandatory requirements of Clause 49 as to the composition of the Board of Directors, composition and quorum of the Audit Committee, Non-executive directors' compensation, the appointment, re-appointment of the Statutory Auditors and fixation of their fees are not binding on the Bank, as separate provisions in the State Bank of India Act, SBI General Regulations and the Reserve Bank of India guidelines deal with the same.

The Bank has complied with all applicable non-mandatory requirements of Clause 49, except for sending half-yearly declaration of financial performance and summary of significant events to the households of shareholders. However, detailed information on the same is posted on the website of the Bank.

Means of Communication

The Bank strongly believes that all stakeholders should have access to complete information on its activities, performance and product initiatives. Annual, half-yearly and quarterly results of the Bank for the year 2005-06 were published in all leading newspapers of the country. The results were also displayed on the Bank's website (www.sbi.co.in and www.statebankofindia.com). The Annual Report is sent to all shareholders of the Bank. The Bank's website displays, interalia, official news releases of the Bank, the Bank's Annual Report and Half-yearly report, and details of various product offerings. Every year, after the annual and half-yearly results are declared, a Press-meet is held on the same day, in which the Chairman makes a presentation and answers the queries of the media. This is followed by another meeting to which a number of investment analysts are invited. Details of the Bank's performance are discussed with the analysts in the meeting. After declaring quarterly results, press notifications are issued.

शेयरधारकों के लिए सामान्य सूचना

शेयरधारकों की वार्षिक महासभा : दिनांक 30.06.2006, समय अपराह्न 3.30 बजे, स्थान : चवान सेंटर, जनरल जगन्नाथ भोसले मार्ग, नरीमन प्वाइंट, मुंबई-400 021

वित्तीय कैलेंडर	: 1-4-2005 से 31-3-2006
बहीबंदी की तिथि	: 21-6-2006 से 30-06-2006
लाभांश-भुगतान तिथि	: 26-07-2006
शेयर बाजार जिनमें सूचीकरण किया गया है	: मुंबई, अहमदाबाद, कोलकाता, नई दिल्ली, चेन्नै और राष्ट्रीय शेयर बाजार, मुंबई (विश्व जमा रसीदें लंदन शेयर बाजार में सूचीकृत हैं) लंदन शेयर बाजार (एलएसई) सहित सभी शेयर बाजारों को आज तक का सूचीकरण शुल्क अदा कर दिया गया है।
स्टाक कोड	: 112
निक्षेपागार (डिपाजिटरी) सहभागिता	: बैंक के शेयरों की संख्या 500 से अधिक होने पर उनका लेनदेन अनिवार्य रूप से डीमेट रूप में किया जाता है। नेशनल सिक्यूरिटीज डिपाजिटरी लि. और सेंट्रल डिपाजिटरी सर्विसेस लि. डिमेट रूप में बैंक के शेयरों के निक्षेपागार (डिपाजिटरी) धारक हैं।
इलेक्ट्रानिक समाशोधन	: भारतीय स्टेट बैंक शेयरों के लाभांशों का भुगतान भारतीय रिज़र्व बैंक के 15 इलेक्ट्रानिक समाशोधन केंद्रों के माध्यम से भी किया जा रहा हैं।
पंजीयक और अंतरण एजेंट	: मेसर्स डाटामैटिक्स फाइनैंशियल सर्विसेस लिमिटेड, यूनिट : भारतीय स्टेट बैंक, प्लाट ए-16 और 17, एमआइडीसी, पार्ट बी, क्रॉस लेन, मरोल, अंधेरी (पूर्व), मुंबई-400 093. (022) 2821 3383 से 2821 3388 तक फैक्स : (022) 2832 0382
शेयर-अंतरण प्रणाली	: रजिस्ट्रीकरण और अंतरण (आर एंड टी) एजेंट के माध्यम से
बकाया जीडीआर	: 31.03.2006 को 2,07,34,009 (संख्या)
पत्र व्यवहार के लिए पता	: भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, केंद्रीय कार्यालय, स्टेट बैंक भवन, 8वीं मंजिल, एमसी रोड, नरीमन प्वाइंट, मुंबई-400 021 (022) 2283 0535 (022) 2288 3888 फैक्स:(022)2285 5348 ई मेल पता : जीएम.एसएनबी@एसबीआइ.को.इन

शेयर-कीमत उतार-चढ़ाव

बैंक के शेयरों की कीमतें औसतन पूरे वर्ष संतुलित रहीं। भारतीय स्टेट बैंक के शेयरों ने लगभग पूरे वर्ष बीएसई सेंसेक्स में औसत से बेहतर निष्पादन दर्शाया। शेयर-कीमत उतार- चढ़ाव और बीएसई सेंसेक्स तालिका सं. 10 में प्रस्तुत किए गए हैं। बैंक के शेयरों का बाजार पूंजीकरण बीएसई में 1.69% और एनएसई में 2.89% के भारांक पर था, जो मार्च 2006 की समाप्ति पर बीएसई में 13 वें एवं एनएसई में 11वें स्थान पर रहा। बैंक का शेयर सबसे ज्यादा क्रय-विक्रय किए जाने वाले शेयरों में से एक रहा।

General Shareholder information:

The Annual General Meeting of the Shareholders: Date: 30-06-2006, Time 3.30 p.m. Venue: "Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021.

Financial Calendar	: 1-4-2005 to 31-03-2006
Date of Book Closure	: 21-06-2006 to 30-06-2006
Dividend Payment Date	: 26-07-2006
Listing on Stock Exchanges	: Mumbai, Ahmedabad, Kolkata, New Delhi, Chennai and National Stock Exchange, Mumbai. (GDRs listed on London Stock Exchange – LSE) Listing fees have been paid upto date to all Stock Exchanges including LSE.
Stock Code	: 112
Depository Participation	: The Bank's shares above 500 are compulsorily traded in demat form. The National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CSDL) are the depositories holding the Bank's shares in demat form
Electronic Clearing	: Dividend on SBI shares is also being paid through 15 RBI's Electronic Clearing Centres.

Registrar and Transfer Agent	: M/s Datamatics Financial Services Limited, Unit: State Bank of India, Plot A – 16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (E), Mumbai 400 093. (022) 2821 3383 to 2821 3388 Fax: (022) 2832 0382
Share Transfer system	: Through R&T Agent
Outstanding GDR	: 2,07,34,009 (Nos.) as on 31-03-2006
Address for Correspondence	: State Bank of India, Shares & Bonds Department, Central Office, State Bank Bhavan, 8th floor, M.C.Road, Nariman Point, Mumbai 400 021 (022) 2283 0535 (022) 2288 3888 Fax: (022) 2285 5348 E mail address: **gm.snb@sbi.co.in**

Share price Movement:

The Bank's shares on an average remained stable and outperformed BSE Sensex during the year. The movement of the share price and the BSE Sensex is presented in Table No. 10. The market capitalisation of the Bank's shares had a weightage of 1.69% at BSE and 2.89% at NSE, occupying the 13th position at BSE & 11th at NSE as at the end of March, 2006. The Bank's scrip has been one of the heavily traded scrips:

तालिका - 10 बाजार मूल्य आंकड़े
(अंतिम मूल्य)

मास	बीएसई में भारतीय स्टेट बैंक के शेयर का मूल्य (रु)		बीएसई सूचकांक	
	अधिकतम	न्यूनतम	अधिकतम	न्यूनतम
अप्रैल 2005	670.50	604.25	6606.41	6134.86
मई 2005	682.65	589.25	6715.11	6195.15
जून 2005	689.10	655.20	7193.85	6655.56
जुलाई 2005	800.80	703.60	7635.42	7145.13
अगस्त 2005	817.30	772.75	7859.53	7595.57
सितंबर 2005	940.20	799.70	8650.17	7876.15
अक्तूबर 2005	957.40	810.75	8799.96	7685.64
नवंबर 2005	933.65	830.55	8994.94	7944.10
दिसंबर 2005	932.45	868.80	9397.93	8815.53
जनवरी 2006	941.30	883.50	9919.89	9237.53
फरवरी 2006	891.05	852.80	10370.24	9981.11
मार्च 2006	987.20	881.70	11307.04	10508.85

निवेशकों की आवश्यकताएं

निवेशकों की शेयरधारित संबंधी विभिन्न आवश्यकताओं को पूरा करने के लिए मुंबई में कारपोरेट कार्यालय (शेयर एवं बांड विभाग) और 14 स्थानीय प्रधान कार्यालयों (शेयर एवं बांड कक्ष) में एक पूर्ण सुव्यवस्थित तंत्र है। निवेशकों की शिकायतें, चाहें बैंक कार्यालयों को मिली हो या रजिस्ट्रीकरण और अंतरण-एजेंटों को, तुरंत ध्यान देकर उनका निवारण किया जाता है। इस कार्य की निगरानी शीर्ष प्रबंधन स्तर पर की जाती है। बैंक ने देशभर में 88 अन्य केंद्रों का चयन कर प्रत्येक केंद्र पर शेयरधारकों/निवेशकों की आवश्यकताओं पर ध्यान देने के लिए एक अधिकारी को पदनामित किया है।

तालिका - 11 शेयरधारिता का विवरण
(31.03.2006 की स्थिति के अनुसार)

शेयरधारक	धारित शेयरों का प्रतिशत
भारतीय रिज़र्व बैंक	59.73 %
अनिवासी (विदेशी संस्थागत निवेशक/विदेशी कारपोरेट निकाय/अनिवासी भारतीय/विश्व जमा रसीदें)	19.83%
बीमा कंपनियों/बैंकों सहित वित्तीय संस्थाएँ	6.52%
म्यूचुअल फंड्स/सरकारी कंपनियाँ / भारतीय यूनिट ट्रस्ट	5.07%
देशी कंपनियाँ/न्यास	2.33%
निवासी व्यक्तियों सहित अन्य	6.52%
शेयरधारकों की संख्या	520667

तालिका - 12 बैंक में दस शीर्ष शेयरधारक
(31.03.2006 की स्थिति के अनुसार)

	शेयरधारक	धारित शेयरों का प्रतिशत
1	भारतीय रिज़र्व बैंक	59.73%
2	दि बैंक ऑफ न्यूयार्क (जीडीआर)	7.89%
3	भारतीय जीवन बीमा निगम	4.75%
4	सीएलएसए मर्चेन्ट बैंकर्स लिमिटेड खाता कालयोन - (एफआईआई)	1.50%
5	फ़िडेलिटी मैनेजमेंट एंड रिसर्च कंपनी खाता एफ आई ट्रस्ट - (एफआईआई)	1.37%
6	गोल्डवान सैच्स इन्वेस्टमेंट (मारिशस) लि. - (एफआईआई)	0.75%
7	सिंगापुर सरकार	0.66%
8	यूरोपैसिफिक ग्रोथ फंड	0.61%
9	मेरिल लिंच कैपिटल मार्केट इस्पाना एस.ए.स्वा - (एफआईआई)	0.58%
10	एफ आइ डी फंड्स (मारिशस) लि.	0.52%

Table - 10 Market Price Data
(Closing Values)

Months	SBI's Share Price at BSE (Rs.)		BSE Sensex	
	High	Low	High	Low
April 2005	670.50	604.25	6606.41	6134.86
May 2005	682.65	589.25	6715.11	6195.15
June 2005	689.10	655.20	7193.85	6655.56
July 2005	800.80	703.60	7635.42	7145.13
August 2005	817.30	772.75	7859.53	7595.57
September 2005	940.20	799.70	8650.17	7876.15
October 2005	957.40	810.75	8799.96	7685.64
November 2005	933.65	830.55	8994.94	7944.10
December 2005	932.45	868.80	9397.93	8815.53
January 2006	941.30	883.50	9919.89	9237.53
February 2006	891.05	852.80	10370.24	9981.11
March 2006	987.20	881.70	11307.04	10508.85

Investors' Needs:

To meet various requirements of the investors regarding their holdings, the Bank has a full-fledged machinery at its Corporate Office (Shares & Bonds Department) at Mumbai and at the 14 Local Head Offices (Shares & Bonds Cells). The investors' grievances, whether received at the Bank's offices or at the office of the Registrar and Transfer Agents, are redressed expeditiously and monitored at the Top Management level. The Bank has also identified 88 other centers across the country and designated one official at each centre to attend to the Shareholders'/ Investors' needs.

Table – 11 Distribution of Shareholdings
(As on 31-03-2006)

Shareholders	% of shares held
Reserve Bank of India	59.73 %
Non-residents (FIIs/OCBs/ NRIs/GDRs)	19.83%
Financial Institutions including Insurance Companies/ Banks	6.52%
Mutual Funds/ Government Companies/ UTI	5.07%
Domestic companies/Trusts	2.33%
Others including Resident individuals	6.52%
No. of Shareholders	520667

Table – 12 Top Ten Shareholders of the Bank
(As on 31-03-2006)

Name of the Holder	Equity held (%)
1. Reserve Bank of India	59.73%
2. The Bank of New York (GDRs)	7.89%
3. Life Insurance Corp. of India	4.75%
4. CLSA Merchant Bankers Ltd A/c CLSA (Mauritius) Ltd.	1.50%
5. Fidelity Management & Research Co., A/c FI Trust (FII)	1.37%
6. Goldman Sachs Investments (Mauritius) I. Ltd. (FII)	0.75%
7. Government of Singapore	0.66%
8. Europacific Growth Fund	0.61%
9. Merrill Lynch Capital Markets Espana S.A. Sva (FII)	0.58%
10. FID Funds (Mauritius) Ltd.,	0.52%

अनुलग्नक I

गैर-कार्यपालक निदेशकों के संबंध में संक्षिप्त जानकारी

श्री अजय जी. पीरामल

(जन्मतिथि : 3 अगस्त 1955)

श्री अजय जी. पीरामल, उद्योगपति, भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 1 सितंबर 2004 से तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। श्री पीरामल, कपड़ा उद्योग, फार्मास्युटिकल्स, ग्लास कंटेनर्स, कटिंग टूल्स, इलेक्ट्रानिक्स, रियल स्टेट आदि का व्यवसाय करने वाले विविध समूह (पीरामल एंटरप्राइजेज लि.) के अध्यक्ष हैं।

प्रोफेसर एम.एस. स्वामिनाथन

(जन्मतिथि : 7 अगस्त 1925)

प्रो. स्वामिनाथन, भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत शेयरधारकों द्वारा निर्वाचित निदेशक हैं. वे 31 अगस्त 2005 से 31 अगस्त 2007 तक निदेशक बने रहेंगे। डॉ. स्वामिनाथन वनस्पति-जीव के क्षेत्र में अपने कार्य के कारण विश्व प्रसिद्ध हैं तथा महान वैज्ञानिक हैं। समुदाय-नेतृत्व के लिए उन्हें रेमोन-मैगसेसे पुरस्कार प्राप्त हुआ है। वे, "एम.एस.स्वामिनाथन शोध संस्थान' के अध्यक्ष हैं। यह संस्थान विश्व खाद्य पुरस्कार से जुड़े फंड द्वारा स्थापित किया गया है।

श्री सुमन कुमार बेरी

(जन्मतिथि : 18 जुलाई 1949)

श्री सुमन कुमार बेरी, अर्थशास्त्री, भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 15 सितंबर 2005 से तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। वे राष्ट्रीय व्यावहारिक आर्थिक अनुसंधान परिषद, नई दिल्ली के महानिदेशक हैं। इसके पहले वे विश्व बैंक के साथ कार्य कर चुके हैं तथा भारतीय रिज़र्व बैंक के सलाहकार रह चुके हैं।

डॉ. अशोक झुनझुनवाला

(जन्मतिथि : 22 जून 1953)

डॉ. अशोक झुनझुनवाला भारतीय स्टेट बैंक अधिनियम की धारा 19(ग) के अंतर्गत 15 सितंबर 2005 से तीन वर्ष के लिए और यदि पुनर्निर्वाचित किए गए तो अगले तीन वर्ष की अवधि हेतु शेयरधारकों द्वारा निर्वाचित निदेशक हैं। डॉ. झुनझुनवाला भारतीय प्रौद्योगिकी संस्थान, मद्रास के इलेक्ट्रिकल इंजिनियरिंग विभाग में प्रोफ़ेसर हैं तथा संस्थान के दूर संचार और कंप्यूटर नेटवर्क समूह (टीनेट) के अग्रणी नायक हैं। यह विभाग दूर संचार और कंप्यूटर नेटवर्क प्रणाली के विकास के लिए उन उद्योगों के साथ सघन रूप से कार्य कर रहा है।

श्री अनंत सी. कलिता

(जन्मतिथि : 1 जून 1948)

श्री अनंत चंद्र कलिता, भारतीय स्टेट बैंक अधिनियम की धारा 19 (गक) के अंतर्गत कामगार स्टाफ के प्रतिनिधि के रूप में 15 जुलाई 2003 से तीन वर्ष की अवधि हेतु या बैंक के कामगार कर्मचारी के पद से सेवामुक्त होने तक या अगला आदेश जारी होने तक, जो भी पहले हो, नामित निदेशक हैं। किंतु वे इस पद पर लगातार छह वर्ष से अधिक समय तक नहीं रह सकेंगे। वे भारतीय स्टेट बैंक, आंचलिक कार्यालय, गुवाहाटी में प्रधान सहायक हैं।

श्री अमर पाल

(जन्मतिथि : 1 अप्रैल 1948)

श्री अमर पाल, भारतीय स्टेट बैंक अधिनियम की धरा 19 (गख) के अंतर्गत गैर-कामगार स्टाफ के प्रतिनिधि के रूप में 19 अगस्त 2005 से 31 मार्च 2008 तक की अवधि के लिए केंद्र सरकार द्वारा नामित किए गए हैं। वे 31 मार्च 2008 को सेवा मुक्त हो रहे हैं। सेवा मुक्त होने या अधिकारी पद से हटने - इन दोनों में जो भी पहले हो तब तक वे निदेशक बने रहेगे। श्री पाल बैंक के स्थानीय प्रधान कार्यालय, चंडीगढ़ में उप प्रबंधक हैं।

श्री अरुण सिंह

(जन्मतिथि : 4 अप्रैल 1965)

श्री अरुण सिंह, भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 25 जुलाई 2003 से तीन वर्ष के लिए अथवा उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो, (अधिकतम छह वर्ष), केंद्र

Annexure I

Brief Resumes of the Non-Executive Directors

Shri Ajay G. Piramal
(Date of Birth: 3rd August, 1955)

Shri Ajay G. Piramal, an industrialist, is a Director elected by the shareholders u/s 19(c) of SBI Act w.e.f. 1st September 2004, for three years and if re-elected, for a further period of three years. Shri Piramal heads a diversified group (Piramal Enterprises Ltd.) with interests in textiles, pharmaceuticals, glass containers, cutting tools, electronics, real estate, etc.

Prof. M.S.Swaminathan
(Date of Birth: 7th August 1925)

Prof. M.S. Swaminathan is a Director elected by the shareholders u/s 19(c) of SBI Act w.e.f. 31st August 2005, till 31st August 2007. Dr. Swaminathan is a world famous plant geneticist and scientist, recipient of the Ramon Magsaysay Award for Community Leadership and Chairman of the M.S. Swaminathan Research Foundation established with the funds associated with the World Food Prize.

Shri Suman Kumar Bery
(Date of Birth: 18th July 1949)

Shri Suman Kumar Bery, an Economist, is a Director elected by the shareholders u/s 19(c) of the SBI Act w.e.f. 15th September 2005, for three years and if re-elected, for a further period of three years. He is the Director General (CEO) of National Council of Applied Economic Research (NCAER), New Delhi and has earlier worked with the World Bank and also as Advisor with the Reserve Bank of India.

Dr. Ashok Jhunjhunwala
(Date of Birth: 22nd June 1953)

Dr. Ashok Jhunjhunwala is a Director elected by the Shareholders u/s 19(c) of SBI Act, w.e.f. 15th September 2005, for three years and if re-elected, for a further period of three years. He is a Professor of the Department of Electrical Engineering, and leads the Telecommunications and Computer Network Group (TeNeT) at IIT, Madras, that is working closely with industry in the development of a number of Telecom and Computer Network Systems.

Shri Ananta C. Kalita
(Date of Birth: 1st June 1948)

Shri Ananta Chandra Kalita is a Director nominated u/s 19(ca) of the SBI Act, representing the workmen staff, w.e.f. 15th July 2003, for a period of three years or until he ceases to be a workman employee of the Bank or until further orders, whichever is earlier, provided that he shall not hold office continuously for a period exceeding six years. He is Head Assistant, State Bank of India, Zonal Office, Guwahati.

Shri Amar Pal
(Date of Birth: 1st April 1948)

Shri Amar Pal is a Director nominated by the Central Government u/s 19(cb) of SBI Act, representing non-workmen staff, w.e.f. 19th August 2005 till 31st March 2008, i.e., the date on which he will attain the age of superannuation or until he ceases to be an officer of the Bank, whichever is earlier. He is Deputy Manager, Chandigarh, Local Head Office of the Bank.

Shri Arun Singh
(Date of Birth: 4th April 1965)

Shri Arun Singh is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 25th July 2003, for three years or till the appointment of his successor, whichever is later (maximum six

सरकार द्वारा नामित निदेशक हैं। वे सनदी लेखाकार और मेसर्स अरुण सिंह एंड कं.के वरिष्ठ भागीदार हैं तथा पूर्व में यूनियन बैंक ऑफ इंडिया के बोर्ड के निदेशक रहे हैं।

श्री राजीव पांडे

(जन्मतिथि : 7 सितंबर 1957)

श्री राजीव पांडे, भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत 23 जनवरी 2004 से तीन वर्ष के लिए अथवा उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो, (अधिकतम छह वर्ष), केंद्र सरकार द्वारा नामित निदेशक हैं। वे सनदी लेखाकार और मेसर्स एस.डी.पांडे एंड कं.के भागीदार तथा राजीव पांडे एंड कम्पनी के प्रोपराइटर है।

श्री पीयूष गोयल

(जन्मतिथि : 13 जून 1964)

श्री पीयूष गोयल, भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अंतर्गत 23 जनवरी 2004 से तीन वर्ष के लिए अथवा उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो (अधिकतम छह वर्ष), केंद्र सरकार द्वारा नामित निदेशक हैं। वे सनदी लेखाकार हैं और बैंक ऑफ बड़ौदा के बोर्ड में निदेशक रह चुके हैं। वे फ्लैशनेट इन्फोसोल्यूशंस (आइ.) लि. के अध्यक्ष एवं प्रबंध निदेशक भी हैं।

श्री अशोक के. झा

(जन्मतिथि : 18 अपैल 1947)

श्री अशोक कुमार झा, भारतीय स्टेट बैंक अधिनियम की धारा 19(ङ) के अंतर्गत, 14 जुलाई 2005 से (भारत सरकार द्वारा नामित) निदेशक हैं। श्री झा भारत सरकार के आर्थिक मामलों के विभाग में सचिव हैं।

श्रीमती श्यामला गोपीनाथ

(जन्मतिथि : 20 जून 1949)

श्रीमती श्यामला गोपीनाथ, भारतीय स्टेट बैंक अधिनियम की धारा 19(च) के अंतर्गत 28 सितंबर 2004 से भारतीय रिज़र्व बैंक द्वारा नामित निदेशक हैं। श्रीमती श्यामला गोपीनाथ भारतीय रिज़र्व बैंक की उप गर्वनर हैं।

years). He is a Chartered Accountant and a senior partner of M/s. Arun Singh & Co., and was earlier a Director on the Board of Union Bank of India.

Shri Rajiv Pandey
(Date of Birth: 7th September 1957)

Shri Rajiv Pandey is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 23rd January 2004, for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and a partner of M/s. S. D. Pandey & Co. and Proprietor of Rajiv Pandey & Co.

Shri Piyush Goyal
(Date of Birth: 13th June 1964)

Shri Piyush Goyal is a Director nominated by the Central Government u/s 19(d) of the SBI Act, w.e.f. 23rd January 2004, for three years or till the appointment of his successor, whichever is later (maximum six years). He is a Chartered Accountant and was earlier a Director on the Board of Bank of Baroda. He is also the Chairman & Managing Director of Flashnet Infosolutions (I) Ltd.

Shri Ashok K. Jha
(Date of Birth: 18th April 1947)

Shri Ashok Kumar Jha is a Director u/s 19(e) of SBI Act (nominated by GOI), w.e.f. 14th July 2005. Shri Jha is Secretary, Department of Economic Affairs, Government of India.

Smt. Shyamala Gopinath
(Date of Birth: 20th June 1949)

Smt. Shyamala Gopinath is a Director u/s 19(f) of SBI Act (nominated by Reserve Bank of India), w.e.f. 28th September 2004. Smt. Gopinath is Deputy Governor, Reserve Bank of India.

अनुलग्नक II

31-3-2006 को निदेशक-बोर्ड/ बैंक/ अन्य कंपनियों के बोर्ड स्तरीय समितियों की संख्या जिनमें निदेशक-बोर्ड के निदेशक अध्यक्ष अथवा सदस्य हैं

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	समिति / कंपनियों की संख्या (बैंक सहित)
1 श्री अरुण कुमार पुरवार	अध्यक्ष क्र.5, डुनेडीन जेएम मेहता रोड मुंबई 400 006	13.11.2002	अध्यक्ष : 18 निदेशक : 4 सदस्य : 8 प्रशासी/बोर्ड आफ गवर्नर्स के सदस्य : 4
2 श्री टी. एस. भट्टाचार्य	प्रबंध निदेशक एम-1, किनेलिन टॉवर्स, 100 ए, नेपियन सी रोड, मुंबई 400 006	28.02.2005	निदेशक : 5 समिति-अध्यक्ष : 3 समिति-सदस्य : 2
गैर-कार्यपालक निदेशक			
3. श्री अजय जी. पीरामल	उद्योगपति अध्यक्ष पीरामल एंटरप्राइजेस लि. 10 वां तला, निकोलस पिरामल टॉवर, गणपतराव कदम मार्ग, लोअर परेल, मुंबई 400 013	01.09.2004	अध्यक्ष : 26 निदेशक : 14 प्रबंधन समिति के उपाध्यक्ष : 1 समिति-सदस्य : 2 सदस्य (ट्रस्टी) : 1 गवर्नर बोर्ड : 1
4. प्रो. एम. एस. स्वामिनाथन	प्लांट जेनेटिसिस्ट, एम. एस. स्वामिनाथन रिसर्च फांउडेशन, 3रा क्रास रोड, तारामणी इंस्टीट्यूशनल एरिया, चेन्नई 600 113	31.08.2005	अध्यक्ष : 1 निदेशक : 1 समिति अध्यक्ष : 1
5. श्री सुमन कुमार बेरी	अर्थशास्त्री महानिदेशक राष्ट्रीय व्यावहारिक आर्थिक अनुसंधान परिषद एन-42, पंचशील पार्क, नई दिल्ली 110 017	15.09.2005	महानिदेशक : 1 निदेशक : 1 समिति सदस्य : 3
6. श्री अशोक झुनझुनवाला	प्रोफेसर, टेलिकॉम एवं नेटवर्क (टीनेट) समूह इलेक्ट्रिकल इंजीनीयरिंग विभाग आइआइटी मद्रास, चेन्नई 600 036	15.09.2005	निदेशक : 11 सलाहकारी बोर्ड/ गवर्निंग कौसिल : 11 समिति अध्यक्ष : 1 समिति सदस्य : 1
7. श्री अनंत चंद्र कलिता	प्रधान सहायक भारतीय स्टेट बैंक आंचलिक कार्यालय भंगागढ़, गुवाहाटी 781 005	15.07.2003	निदेशक : 1 समिति सदस्य : निरंक

Annexure II

Total Number of Memberships/Chairmanships held by the Directors on the Boards/ Board-level Committees of the Bank/Other Companies as on 31.03.2006

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies (including the Bank)
1. Shri Arun Kumar Purwar	Chairman No.5, Dunedin, J.M.Mehta Road, Mumbai 400006.	13.11.2002	Chairman : 18 Director : 4 Member : 8 Member of the Governing Board / Board of Governors: 4
2. Shri T.S. Bhattacharya	Managing Director M-1, Kinnellan Towers, 100A, Napean Sea Road, Mumbai 400 006	28.02.2005	Director : 5 Chairman of Committee : 3 Committee Member : 2
Non-Executive Directors			
3. Shri Ajay G. Piramal	Industrialist Chairman Piramal Enterprises Ltd. 10th Floor, Nicholas Piramal Tower, Ganpatrao Kadam Marg, Lower Parel, Mumbai 400 013.	01.09.2004	Chairman : 26 Director : 14 Vice President of the Managing Committee : 1 Committee Member : 2 Member (Trustee) : 1 Board of Governors : 1
4. Prof. M.S. Swaminathan	Plant Geneticist M.S.Swaminathan Research Foundation 3rd Cross Road Taramani Institutional Area CHENNAI 600 113	31.08.2005	Chairman : 1 Director : 1 Chairman of Committee : 1
5. Shri Suman Kumar Bery	Economist – Director General, National Council of Applied Economic Research N-42, Panchshila Park New Delhi 110 017	15.09.2005	Director General : 1 Director : 1 Committee Member : 3
6. Dr. Ashok Jhunjhunwala	Professor, Telecom & Networks (TeNeT) Group Department of Electrical Engineering, IIT Madras, Chennai - 600036	15.09.2005	Director : 11 Advisory Board / Governing Council : 11 Chairman of Committee : 1 Committee Member : 1
7. Shri Ananta Chandra Kalita	Head Assistant State Bank of India Zonal Office Bhangagarh Guwahati 781 005	15.07.2003	Director : 1 Committee Member : Nil

अनुलग्नक II (जारी)

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	समिति / कंपनियों की संख्या (बैंक सहित)
8. श्री अमर पाल	उप प्रबंधक, राजभाषा विभाग, भारतीय स्टेट बैंक, स्थानीय प्रधान कार्यालय, सेक्टर 17, चंडीगढ़ 160 017	19-8-2005	निदेशक : 1 समिति सदस्य : निरंक
9. श्री अरुण सिंह	सनदी लेखाकार एफ-7, लाजपत नगर III नई दिल्ली 110 024	25.07.2003	निदेशक : 1 समिति सदस्य : 3
10. श्री राजीव पांडे	सनदी लेखाकार, "पांडे चैंबर" 6 गोपाल बारी, अजमेर रोड जयपुर 302 001	23.01.2004	निदेशक : 2 ट्रस्टी : 2 भागीदार : 1 प्रोप्राइटर : 1 समिति-सदस्य : 3
11. श्री पीयूष गोयल	सनदी लेखाकार 501, अर्चना राजबली पटेल लेन, ब्रीच कैंडी अस्पताल के सामने, मुंबई 400 026	23.01.2004	अध्यक्ष एवं प्रबंध निदेशक : 1 प्रबंध निदेशक : 1 निदेशक : 3 समिति-सदस्य : 6
12. श्री अशोक के. झा	सचिव आर्थिक मामलों का विभाग वित्त मंत्रालय, भारत सरकार नार्थ-ब्लाक, नई-दिल्ली - 110 001	14.07.2005	निदेशक : 2 समिति-सदस्य : 1
13. श्रीमती श्यामला गोपीनाथ (भारतीय रिज़र्व बैंक की नामिती)	उप गवर्नर भारतीय रिज़र्व बैंक केंद्रीय कार्यालय, मिंट रोड, मुंबई 400 001	28.09.2004	निदेशक : 4 समिति-सदस्य : 1

अनुलग्नक III

दिनांक 31.3.2006 को बैंक के केन्द्रीय बोर्ड के निदेशकों की शेयर धारिता का विवरण

क्र. सं.	निदेशक का नाम	शेयरों की संख्या	क्र. सं.	निदेशक का नाम	शेयरों की संख्या
1	श्री अरुण कुमार पुरवार	103	8.	श्री अमर पाल	69
2	श्री टी. एस. भट्टाचार्य	53	9.	श्री अरुण सिंह	निरंक
3.	श्री अजय जी. पीरामल	806	10.	श्री राजीव पांडे	5
4.	प्रो. एम. एस. स्वामिनाथन	500	11.	श्री पीयूष गोयल	निरंक
5.	श्री सुमन कुमार बेरी	500	12.	श्री अशोक कुमार झा	निरंक
6.	डॉ. अशोक झुनझुनवाला	500	13.	श्रीमती श्यामला गोपीनाथ	निरंक
7.	श्री अनंत चंद्र कलिता	50			

Annexure II (contd.)

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies (including the Bank)
8. Shri Amar Pal	Deputy Manager, Official Languages Deptt., State Bank of India, Local Head Office, Sector 17, Chandigarh - 160017	19.08.2005	Director : 1 Committee Member : Nil
9. Shri Arun Singh	Chartered Accountant F-7, Lajpat Nagar III New Delhi 110 024	25.07.2003	Director : 1 Committee Member : 3
10. Shri Rajiv Pandey	Chartered Accountant "Pandey Chamber" 6 Gopal Bari, Ajmer Road Jaipur 302 001	23.01.2004	Director : 2 Trustee : 2 Partner : 1 Proprietor : 1 Committee Member : 3
11. Shri Piyush Goyal	Chartered Accountant 501, Archana Rajabali Patel Lane Opp. Breach Candy Hospital Mumbai 400 026	23.01.2004	Chairman & Managing Director : 1 Managing Director : 1 Director : 3 Committee Member : 6
12. Shri Ashok K. Jha (GOI Nominee)	Secretary, Department of Economic Affairs, Ministry of Finance Government of India North Block New Delhi 110 001	14.07.2005	Director : 2 Committee Member : 1
13. Smt. Shyamala Gopinath (Reserve Bank of India Nominee)	Deputy Governor RBI, Central Office Mint Road Mumbai 400 001	28.09.2004	Director : 4 Committee Member : 1

Annexure – III

Details of shareholding of Directors on the Bank's Central Board as on 31.03.2006

Sl. No.	Name of Director	No. of Shares	Sl. No.	Name of Director	No. of Shares
1.	Shri A.K. Purwar	103	8.	Shri Amar Pal	69
2.	Shri T.S. Bhattacharya	53	9.	Shri Arun Singh	Nil
3.	Shri Ajay G. Piramal	806	10.	Shri Rajiv Pandey	5
4.	Prof. M.S. Swaminathan	500	11.	Shri Piyush Goyal	Nil
5.	Shri Suman Kumar Bery	500	12.	Shri Ashok Kumar Jha	Nil
6.	Dr. Ashok Jhunjhunwala	500	13.	Smt. Shyamala Gopinath	Nil
7.	Shri A.C. Kalita	50			

अनुलग्नक IV

निदेशक-बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण

निदेशक का नाम	बैठकों में उपस्थिति की तिथियां
1. श्री ए.के. पुरवार	20/05/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
2. श्री के. अशोक किणी (31.12.2005 को सेवा निवृत्त)	20/05/2005, 04/06/2005, 30/06/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005
3. श्री टी.एस. भट्टाचार्य	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
4. श्री के.पी. झुनझुनवाला (27.12.2005 को सेवा निवृत्त)	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005
5. डॉ. आइ.जी. पटेल (17.7.2005 को स्वर्गवासी)	निरंक
6. श्री पी.आर. खन्ना (9.9.2005 को सेवा निवृत्त)	20/05/2005, 04/06/2005, 30/06/2005
7. श्री अजय जी. पिरामल	04/06/2005, 30/06/2005, 28/07/2005, 25/11/2005, 29/12/2005
8. प्रो. एम.एस. स्वामिनाथन (31.8.2005 से)	निरंक
9. श्री सुमन कुमार बेरी (10.08.05 को त्यागपत्र दिया 15.9.05 से पुन: निर्वाचित)	20/05/2005, 30/06/2005, 28/07/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
10. डॉ. अशोक झुनझुनवाला (15.9.2005 से)	27/10/2005, 28/01/2006, 24/03/2006
11. श्री ए.सी. कलिता	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
12. श्री शांता राजु (19.5.2005 को सेवानिवृत्त)	निरंक
13. श्री अमर पाल (19.8.2005 से)	29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
14. श्री अरुण सिंह	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
15. श्री राजीव पाण्डे	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
16. श्री पीयूष गोयल	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
17. श्री अशोक के. झा (14.7.2005 से)	29/08/2005, 25/11/2005, 29/12/2005, 24/03/2006
18. श्रीमती श्यामला गोपीनाथ	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 25/11/2005, 29/12/2005, 24/03/2006

Annexure IV

Details of attendance of each Director at the Meetings of the Board of Directors

Name of Director	Dates of Meetings attended
1. Shri A.K. Purwar	20/05/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
2. Shri K. Ashok Kini (retired on 31.12.2005)	20/05/2005, 04/06/2005, 30/06/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005
3. Shri T.S. Bhattacharya	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
4. Shri K.P. Jhunjhunwala (retired on 27.12.2005)	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005
5. Dr. I.G. Patel (deceased on 17.07.2005)	NIL
6. Shri P.R. Khanna (retired on 09.09.2005)	20/05/2005, 04/06/2005, 30/06/2005
7. Shri Ajay G. Piramal	04/06/2005, 30/06/2005, 28/07/2005, 25/11/2005, 29/12/2005
8. Prof. M.S. Swaminathan (w.e.f. 31.08.2005)	Nil
9. Shri Suman Kumar Bery (resigned on 10.08.05 and re-elected on 15.09.05)	20/05/2005, 30/06/2005, 28/07/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
10. Dr. Ashok Jhunjhunwala (w.e.f. 15.09.2005)	27/10/2005, 28/01/2006, 24/03/2006
11. Shri A.C. Kalita	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
12. Shri Shantha Raju (retired on 19.05.2005)	NIL
13. Shri Amar Pal (w.e.f. 19.08.2005)	29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
14. Shri Arun Singh	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
15. Shri Rajiv Pandey	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
16. Shri Piyush Goyal	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 27/10/2005, 25/11/2005, 29/12/2005, 28/01/2006, 24/03/2006
17. Shri Ashok K. Jha (w.e.f. 14.07.2005)	29/08/2005, 25/11/2005, 29/12/2005, 24/03/2006
18. Smt. Shyamala Gopinath	20/05/2005, 04/06/2005, 30/06/2005, 28/07/2005, 29/08/2005, 25/11/2005, 29/12/2005, 24/03/2006

चतुर्वेदी एंड कं.

सनदी लेखाकार

प्रमाणपत्र

प्रति

भारतीय स्टेट बैंक के शेयरधारक

हमने 31 मार्च 2006 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक द्वारा कारपोरेट अभिशासन की उन शर्तों के अनुपालन की जाँच की है, जो शेयर-बाजारों के साथ भारतीय स्टेट बैंक के सूचीकरण-करार के खंड 49 में निर्धारित की गई हैं।

कारपोरेट अभिशासन की शर्तों के अनुपालन की जिम्मेदारी प्रबंधन वर्ग की है। हमारी जाँच कारपोरेट अभिशासन की शर्तों का अनुपालन सुनिश्चित करने हेतु भारतीय स्टेट बैंक द्वारा अपनाई गई कार्यविधियों तथा उनके कार्यान्वयन तक ही सीमित थीं। यह न तो लेखा-परीक्षा है और न ही भारतीय स्टेट बैंक के वित्तीय विवरणों पर अभिमत व्यक्त करना है।

हमारी राय में और जहाँ तक हमें जानकारी है, उसके अनुसार एवं हमें दिए गए स्पष्टीकरणों के अनुसार हम प्रमाणित करते हैं कि भारतीय स्टेट बैंक ने उपर्युक्त सूचीकरण-करार में निर्धारित कारपोरेट अभिशासन की शर्तों का अनुपालन किया है।

हम सूचित करते हैं कि शेयरधारक/निवेशक शिकायत- निवारण समिति द्वारा रखे गए अभिलेखों के अनुसार भारतीय स्टेट बैंक के विरुद्ध कोई भी निवेशक- शिकायत एक माह से अधिक अवधि के लिए लंबित नहीं है, किंतु भारतीय प्रतिभूति और एक्सचेंज बोर्ड/ बंबई स्टॉक एक्सचेंज द्वारा संदर्भित सत्रह (17) शिकायतें न्यायालय के विचाराधीन हैं।

हम यह भी सूचित करते हैं कि यह अनुपालन भारतीय स्टेट बैंक की भावी व्यवहार्यता के संबंध में न तो आश्वासन है, न ही उस कुशलता अथवा प्रभावकारिता से संबंधित है, जिसके द्वारा प्रबंधन वर्ग ने भारतीय स्टेट बैंक का संचालन किया है।

चतुर्वेदी एंड कं.

सनदी लेखाकारों के लिए तथा उनकी ओर से

ह.

स्थान : मुंबई

दिनांक : 18 अप्रैल 2006

(एस. एन. चतुर्वेदी)

भागीदार

सदस्यता क्र.: 40479

CHATURVEDI & COMPANY

Chartered Accountants

CERTIFICATE

To the Shareholders of
State Bank of India

We have examined the compliance of conditions of Corporate Governance by the State Bank of India, for the year ended on the 31st March 2006 as stipulated in clause 49 of the Listing Agreement of the State Bank of India with Stock Exchanges.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the State Bank of India for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the State Bank of India.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the State Bank of India has complied with the conditions of Corporate Governance as stipulated in the above-mentioned Listing Agreement.

We state that no investor grievances are pending for a period exceeding one month against the State Bank of India as per records maintained by the Shareholders/Investors Grievance Committee. However, seventeen grievances referred by SEBI/BSE are Sub-judice.

We further state that such compliance is neither an assurance as to the future viability of the State Bank of India nor the efficiency or effectiveness with which the management has conducted the affairs of the State Bank of India.

For and on behalf of

Chaturvedi & Company
Chartered Accountants

(S. N. Chaturvedi)
Partner
M. No.: 40479

Place: Mumbai
Date: 18th April, 2006

अनुलग्नक V

केंद्रीय बोर्ड एवं बोर्ड स्तरीय समिति की बैठक में उपस्थित होने के लिए निदेशकों को अदा किए गए बैंठक शुल्क का ब्योरा

क्र.	निदेशक का नाम	केंद्रीय बोर्ड @ रु. 5,000/-	केंद्रीय बोर्ड कार्यकारिणी समिति @रु. 2,500/-	अन्य समितियाँ @रु. 2,500/-	कुल
1.	डॉ. आइ.जी.पटेल	—	Rs.5,000/-	—	Rs.5,000/-
2.	श्री के.पी.झुनझुनवाला	Rs.35,000/-	Rs.70,000/-	Rs.17,500/-	Rs.1,22,500/-
3.	श्री पी.आर. खन्ना	Rs.15,000/-	Rs.15,000/-	Rs.12,500/-	Rs.42,500/-
4.	श्री अजय जी. पीरामल	Rs.25,000/-	Rs.22,500/-	—	Rs.47,500/-
5.	प्रो. एम.एस.स्वामिनाथन	—	—	Rs.2,500/-	Rs.2,500/-
6.	श्री सुमन कुमार बेरी	Rs.35,000/-	Rs.45,000/-	Rs.15,000/-	Rs.95,000/-
7.	डॉ. अशोक झुनझुनवाला	Rs,15,000/-	Rs.7,500/-	Rs.17,500/-	Rs.40,000/-
8.	श्री ए.सी. कलिता	Rs.45,000/-	Rs.67,500/-	—	Rs.1,12,500/-
9.	श्री शांता राजु	—	Rs.10,000/-	—	Rs.10,000/-
10.	श्री अमर पाल	Rs.30,000/-	Rs.27,500/-	—	Rs.57,500/-
11.	श्री अरुण सिंह	Rs.50,000/-	Rs.47,500/-	Rs.20,000/-	Rs.1,17,500/-
12.	श्री राजीव पांडे	Rs.50,000/-	Rs.90,000/-	Rs.25,000/-	Rs.1,65,000/-
13.	श्री पीयूष गोयल	Rs.50,000/-	Rs.1,05,000/-	Rs.42,500/-	Rs.1,97,500/-

अनुलग्नक VI

भारतीय स्टेट बैंक

घोषणा

बैंक की आचार संहिता के अनुपालन की पुष्टि

मैं घोषित करता हूँ कि सभी बोर्ड सदस्यों और वरिष्ठ प्रबंधन ने वित्तीय वर्ष 2005-06 के लिए बैंक की आचार संहिता के अनुपालन की पुष्टि की है ।

हस्ता.
(ए. के. पुरवार)
अध्यक्ष
मई 2, 2006

Annexure V

Details of Sitting Fees paid to Directors for attending Meetings of the Central Board and Board-level Committees

SI No.	Name of Director	Central Board @ Rs.5,000/-	ECCB @ Rs.2,500/-	Other Committes @ Rs.2,500/-	Total
1.	Dr. I.G. Patel	—	Rs.5,000/-	—	Rs.5,000/-
2.	Shri K.P. Jhunjhunwala	Rs.35,000/-	Rs.70,000/-	Rs.17,500/-	Rs.1,22,500/-
3.	Shri P.R. Khanna	Rs.15,000/-	Rs.15,000/-	Rs.12,500/-	Rs.42,500/-
4.	Shri Ajay G. Piramal	Rs.25,000/-	Rs.22,500/-	—	Rs.47,500/-
5.	Prof. M.S. Swaminathan	—	—	Rs.2,500/-	Rs.2,500/-
6.	Shri Suman Kumar Bery	Rs.35,000/-	Rs.45,000/-	Rs.15,000/-	Rs.95,000/-
7.	Dr. Ashok Jhunjhunwala	Rs,15,000/-	Rs.7,500/-	Rs.17,500/-	Rs.40,000/-
8.	Shri A.C. Kalita	Rs.45,000/-	Rs.67,500/-	—	Rs.1,12,500/-
9.	Shri Shantha Raju	—	Rs.10,000/-	—	Rs.10,000/-
10.	Shri Amar Pal	Rs.30,000/-	Rs.27,500/-	—	Rs.57,500/-
11.	Shri Arun Singh	Rs.50,000/-	Rs.47,500/-	Rs.20,000/-	Rs.1,17,500/-
12.	Shri Rajiv Pandey	Rs.50,000/-	Rs.90,000/-	Rs.25,000/-	Rs.1,65,000/-
13.	Shri Piyush Goyal	Rs.50,000/-	Rs.1,05,000/-	Rs.42,500/-	Rs.1,97,500/-

ANNEXURE VI

STATE BANK OF INDIA

DECLARATION

AFFIRMATION OF COMPLIANCE WITH THE BANK'S CODE OF CONDUCT

I declare that all Board Members and Senior Management have affirmed compliance with the Bank's Code of Conduct for the Financial Year 2005-06.

Sd/-
(A.K. PURWAR)
CHAIRMAN
2nd May 2006

भारतीय स्टेट बैंक का 31 मार्च 2006 की स्थिति के अनुसार तुलन-पत्र
BALANCE SHEET OF THE STATE BANK OF INDIA AS ON 31ST MARCH 2006

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और देयताएँ CAPITAL AND LIABILITIES	अनुसूची सं. Schedule No.	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
		रु. Rs.	रु. Rs.
पूंजी Capital	1	526,29,89	526,29,89
आरक्षितियाँ और अधिशेष Reserves & Surplus	2	27117,78,72	23545,83,70
जमाराशियाँ Deposits	3	380046,05,53	367047,52,65
उधार Borrowings	4	30641,24,43	19184,31,36
अन्य देयताएँ और प्रावधान Other liabilities & provisions	5	55538,16,65	49578,89,07
	योग TOTAL	**493869,55,22**	**459882,86,67**

आस्तियाँ ASSETS	अनुसूची सं. Schedule No.	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ Cash & balances with Reserve Bank of India	6	21652,70,39	16810,32,99
बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि Balances with banks & money at call & short notice ...	7	22907,29,72	22511,76,87
विनिधान Investments	8	162534,24,10	197097,91,02
अग्रिम Advances	9	261641,53,36	202374,45,47
अचल आस्तियाँ Fixed Assets	10	2752,93,39	2697,69,20
अन्य आस्तियाँ Other Assets	11	22380,84,26	18390,71,12
	योग TOTAL	**493869,55,22**	**459882,86,67**
समाश्रित देयताएँ Contingent liabilities	12	228881,37,72	रु. Rs.159397,30,29
संग्रहण के लिए बिल Bills for collection	—	20592,95,35	रु. Rs.16777,30,85
प्रमुख लेखा नीतियाँ Principal Accounting Policies	17		
लेखा टिप्पणियाँ Notes on Accounts	18		

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अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year) रु. Rs.	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year) रु. Rs.
प्राधिकृत पूंजी — 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital — 100,00,00,000 *shares* of Rs.10/- each	1000,00,00	1000,00,00
निर्गमित, अभिदत्त और संदत्त पूंजी — 52,62,98,878 शेयर — प्रत्येक शेयर 10/- रु का [इसमें 4,14,68,018 (31.03.2005 को 4,15,38,018) शेयर सम्मिलित हैं जो 2,07,34,009 (31.03.2005 को 2,07,69,009) वैश्विक जमा रसीदों के रूप में हैं]. Issued, Subscribed and Paid-up Capital — 52,62,98,878 shares of Rs.10/- each [includes 4,14,68,018 *shares* (4,15,38,018 as on 31.03.2005) represented by 2,07,34,009 (2,07,69,009 as on 31.03.2005) Global Depository Receipts]	526,29,89	526,29,89
योग TOTAL	**526,29,89**	**526,29,89**

अनुसूची 2 — आरक्षितियाँ और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)		31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. कानूनी आरक्षितियाँ Statutory Reserves				
अथशेष Opening Balance	14087,14,91		11605,04,96	
वर्ष के दौरान परिवर्धन Additions during the year	2933,77,45		2482,09,95	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	17020,92,36	—	14087,14,91
II. पूंजी आरक्षितियाँ Capital Reserves				
अथशेष Opening Balance	302,88,48		114,83,09	
वर्ष के दौरान परिवर्धन Additions during the year	115,22,00		188,05,39	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	418,10,48	—	302,88,48
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	3510,57,33		3510,57,33	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	3510,57,33	—	3510,57,33
IV. विनिधान उतार-चढ़ाव आरक्षितियाँ Investment Fluctuation Reserve				
अथशेष Opening Balance	5253,89,38		4371,15,38	
वर्ष के दौरान परिवर्धन Additions during the year	—		882,74,00	
वर्ष के दौरान कटौतियाँ Deductions during the year	5253,89,38	—	—	5253,89,38
*V. राजस्व और अन्य आरक्षितियाँ Revenue and Other Reserves				
अथशेष Opening Balance	103,03,26		103,03,26	
वर्ष के दौरान परिवर्धन Additions during the year	5771,41,38		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	5874,44,64	—	103,03,26
VI. विदेशी मुद्रा रूपांतरण आरक्षिति Foreign Currency Translation Reserve				287,96,41
अथशेष Opening Balance	287,96,41			
वर्ष के दौरान परिवर्धन Additions during the year	543,57		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	—	293,39,98	—	
VII. लाभ और हानि खाते का अतिशेष Balance of Profit and Loss Account		33,93		33,93
योग TOTAL		27117,78,72		23545,83,70

* इसमें (भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 36 के अंतर्गत रखे गए) एकीकरण और विकास निधि के रु. 5,00,00,000 (पिछले वर्ष 5,00,00,000) शामिल हैं.

* Includes Rs. 5,00,00,000 (previous year Rs. 5,00,00,000) of Integration and Development Fund (maintained under Section 36 of the State Bank of India Act, 1955)

अनुसूची 3 — जमाराशियाँ
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
			रु. Rs.	रु. Rs.
क. A.	I.	माँग जमाराशियाँ Demand Deposits		
		(i) बैंकों से From banks	7013,50,64	7327,98,63
		(ii) अन्य से From others	60982,14,37	49284,33,49
	II.	बचत बैंक जमाराशियाँ Savings Bank Deposits	112723,92,14	94907,15,83
	III.	सावधि जमाराशियाँ Term Deposits		
		(i) बैंकों से From banks	5183,09,38	6372,66,00
		(ii) अन्य से From others	194143,39,00	209155,38,70
		योग TOTAL	**380046,05,53**	**367047,52,65**
ख. B.		(i) भारत में शाखाओं की जमाराशियाँ Deposits of branches in India	366228,53,46	352798,72,14
		(ii) भारत के बाहर स्थित शाखाओं की जमाराशियाँ Deposits of branches outside India	13817,52,07	14248,80,51
		योग TOTAL	**380046,05,53**	**367047,52,65**

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
		रु. Rs.	रु. Rs.
I.	भारत में उधार Borrowings in India		
	(i) भारतीय रिज़र्व बैंक Reserve Bank of India	—	—
	(ii) अन्य बैंक Other banks	1000,00,00	—
	(iii) अन्य संस्थाएँ और अभिकरण Other institutions and agencies	5642,38,17	1242,06,10
II.	भारत के बाहर से उधार Borrowings outside India	23998,86,26	17942,25,26
	योग TOTAL	**30641,24,43**	**19184,31,36**
	ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured borrowings included in I & II above	रु. Rs.4423,59,69	रु. Rs.1443,17,29

अनुसूची 5 — अन्य देयताएँ और प्रावधान
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
		रु. Rs.	रु. Rs.
I.	संदेय बिल Bills payable	17293,76,01	6850,42,67
II.	अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	11435,24,05	17565,77,10
III.	प्रोद्भूत ब्याज Interest accrued	3687,98,51	9604,90,40
IV.	i) 63 मास के अप्रतिभूत अधीनस्थ प्रतिदेय बांड (1999-2000) i) 63 months Unsecured Subordinated Redeemable Bonds (1999-2000)	—	935,87,00
	ii) 63 मास तथा 87 मास के अप्रतिभूत अधीनस्थ प्रतिदेय बांड (2000-2001) ii) 63 months & 87 months Unsecured Subordinated Redeemable Bonds (2000-2001)	1675,20,00	2500,00,00
	iii) 108 मास के अप्रतिभूत प्रतिदेय ऋण : (2000-2001) (देखें लेखा-टिप्पणी सं.3) iii) 108 months Unsecured Redeemable Loan : (2000-2001) (Refer Notes on Accounts No.3) ...	27,61,23	28,97,49
	iv) 113 मास के अप्रतिभूत अधीनस्थ प्रतिदेय बांड : (2005) iv) 113 Months Unsecured Subordinated Redeemable Bonds (2005) ...	3283,00,00	—
V.	आस्थगित कर देयताएँ (निवल) Deferred Tax Liabilities (net)	—	—
VI.	अन्य (इसमें प्रावधान सम्मिलित हैं) Others (including provisions)	18135,36,85	12092,94,41
	योग TOTAL	**55538,16,65**	**49578,89,07**

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और जमाराशियाँ
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
		रु. Rs.	रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	2080,23,05	1436,16,02
II.	भारतीय रिज़र्व बैंक में जमाराशियाँ Balance with Reserve Bank of India		
	(i) चालू खाते में In Current Account	19572,47,34	15374,16,97
	(ii) अन्य खातों में In Other Accounts	—	—
	योग TOTAL	**21652,70,39**	**16810,32,99**

अनुसूची 7 — बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में जमाराशियाँ Balances with banks		
(क) चालू खातों में (a) In Current Accounts	599,80,23	473,57,28
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	2,77,24	1981,67,42
(ii) माँग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice		
(क) बैंकों में (a) With banks	8081,06,08	13084,21,00
(ख) अन्य संस्थाओं में (b) With other institutions	—	—
योग TOTAL	**8683,63,55**	**15539,45,70**
II. भारत के बाहर Outside India		
(i) चालू खातों में In Current Accounts	1919,52,80	1176,45,35
(ii) अन्य जमा खातों में In Other Deposit Accounts	3242,22,63	1604,99,60
(iii) मांग और अल्प सूचना पर प्राप्य धनराशि Money at call and short notice	9061,90,74	4190,86,22
योग TOTAL	**14223,66,17**	**6972,31,17**
कुल योग GRAND TOTAL	**22907,29,72**	**22511,76,87**

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in		
(i) सरकारी प्रतिभूतियों में Government Securities	134644,05,61	171425,69,16
(ii) अन्य अनुमोदित प्रतिभूतियों में Other approved securities	3535,18,49	3729,50,87
(iii) शेयरों में Shares	1384,87,66	1117,28,77
(iv) डिबेंचर और बांडों में Debentures and Bonds	10100,44,42	13304,45,01
(v) समनुषंगियों और/अथवा संयुक्त-उद्यमों में Subsidiaries and/or joint ventures	2020,94,00	1521,45,41
(vi) अन्य (यूनिटें/वाणिज्यिक पत्र आदि में) Others (Units/Commercial Papers etc.)	5600,70,34	1358,00,21
योग TOTAL	**157286,20,52**	**192456,39,43**
II. भारत के बाहर विनिधान Investments outside India in		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government Securities (including local authorities)	647,32,62	517,81,53
(ii) विदेशों में स्थित अनुषंगियों और/अथवा संयुक्त-उद्यमों में Subsidiaries and/or joint ventures abroad	382,31,31	245,92,30
(iii) अन्य विनिधान (शेयर, डिबेंचर आदि) में Other investments (Shares, Debentures etc.)	4218,39,65	3877,77,76
योग TOTAL	**5248,03,58**	**4641,51,59**
कुल योग GRAND TOTAL	**162534,24,10**	**197097,91,02**
III. भारत मे विनिधान Investments in India		
(i) विनिधानों का सकल मान Gross Value of Investments	163430,99,48	195507,05,42
(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provision/Depreciation	6144,78,96	3050,65,99
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above) ... ... योग TOTAL	**157286,20,52**	**192456,39,43**
IV. भारत के बाहर विनिधान Investments outside India		
(i) विनिधानों का सकल मान Gross Value of Investments	5260,00,49	4666,09,85
(ii) घटाएँ : कुल प्रावधान/मूल्यह्रास Less : Aggregate of Provision/Depreciation	11,96,91	24,58,26
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above) ... ... योग TOTAL	**5248,03,58**	**4641,51,59**
कुल योग GRAND TOTAL	**162534,24,10**	**197097,91,02**

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
			रु. Rs.	रु. Rs.
क. A.	(i)	क्रय किए गए और मितीकाटे पर भुगतान किए गए बिल Bills purchased and discounted	24853,74,92	21470,77,78
	(ii)	कैश क्रेडिट, ओवरड्राफ्ट और माँग पर प्रतिसंदेय उधार Cash credits, overdrafts and loans repayable on demand ...	95802,24,56	73915,20,97
	(iii)	सावधि उधार Term loans	140985,53,88	106988,46,72
		योग TOTAL	**261641,53,36**	**202374,45,47**
ख. B.	(i)	मूर्त आस्तियों द्वारा प्रतिभूत (बही ऋणों पर अग्रिम सम्मिलित हैं) Secured by tangible assets (includes advances against Book Debts)	179813,05,62	148286,67,22
	(ii)	बैंक/सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Bank/Government Guarantees	20978,06,25	7662,38,36
	(iii)	अप्रतिभूत Unsecured	60850,41,49	46425,39,89
		योग TOTAL	**261641,53,36**	**202374,45,47**
ग. C.	(I)	भारत में अग्रिम Advances in India		
		(i) प्राथमिकताप्राप्त क्षेत्र Priority Sector	80018,23,01	57864,82,15
		(ii) सार्वजनिक क्षेत्र Public Sector	22876,00,02	24420,84,81
		(iii) बैंक Banks	650,11,57	42,12,86
		(iv) अन्य Others	131152,12,91	96147,15,46
		योग TOTAL	**234696,47,51**	**178474,95,28**
	(II)	भारत के बाहर अग्रिम Advances outside India		
		(i) बैंकों से शोध्य Due from banks	2238,67,18	1405,95,11
		(ii) अन्यों से शोध्य Due from others		
		(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए बिल (a) Bills purchased and discounted	8229,16,64	9011,93,77
		(ख) अभिषद उधार (b) Syndicated loans	6388,72,52	6555,75,81
		(ग) अन्य (c) Others	10088,49,51	6925,85,50
		योग TOTAL	**26945,05,85**	**23899,50,19**
		कुल योग GRAND TOTAL	**261641,53,36**	**202374,45,47**

अनुसूची 10 — अचल आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)		31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
			रु. Rs.		रु. Rs.
I.	क. परिसर A. **Premises**				
	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1214,46,29		1020,46,19	
	वर्ष के दौरान परिवर्धन Additions during the year	133,01,75		194,22,91	
	वर्ष के दौरान कटौतियाँ Deductions during the year	1,02,05		22,81	
	अद्यतन मूल्यह्रास Depreciation to date	441,33,24	905,12,75	389,77,34	824,68,95
	ख. परिसर सहित अन्य निर्माणाधीन अचल आस्तियाँ B. Premises including other fixed assets under Construction		79,82,05		121,26,70
II.	अन्य अचल आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
	पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	4275,00,68		3639,10,14	
	वर्ष के दौरान परिवर्धन Additions during the year	896,06,59		797,90,37	
	वर्ष के दौरान कटौतियाँ Deductions during the year	189,50,76		161,99,83	
	अद्यतन मूल्ह्रास Depreciation to date	3411,21,50	1570,35,01	2865,93,89	1409,06,79
III.	क. पट्टाकृत आस्तियाँ A. Leased Assets				
	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1312,78,69		1350,46,43	
	वर्ष के दौरान समायोजन सहित परिवर्धन Additions during the year including adjustments	—		—	
	वर्ष के दौरान प्रावधान सहित कटौतियाँ Deductions during the year including provisions	215,96,81		148,84,00	
	अद्यतन मूल्ह्रास Depreciation to date	899,18,30		858,95,67	
		197,63,58		342,66,76	
	ख. चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियाँ) प्रावधान को घटाकर B. Capital works-in-progress (Leased Assets) net of Provisions ...	—	197,63,58	—	342,66,76
	योग TOTAL		2752,93,39		2697,69,20

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
	रु. Rs.	रु. Rs.
(i) अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	—	—
(ii) प्रोद्भूत ब्याज Interest accrued	4724,84,47	5234,74,79
(iii) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	352,67,18	1968,96,03
(iv) आस्थगित कर आस्तियाँ (निवल) Deferred Tax Assets (net)	117,79,32	475,68,66
(v) लेखन सामग्री और स्टांप Stationery and stamps	82,31,95	76,56,15
(vi) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	35,16	35,16
(vii) अन्य Others	17102,86,18	10634,40,33
योग TOTAL	22380,84,26	18390,71,12

अनुसूची 12 — समाश्रित देयताएँ
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2006 (current year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2005 (previous year)
	रु. Rs.	रु. Rs.
I. बैंक के विरुद्ध दावे जिन्हें ऋण के रूप में स्वीकार नहीं किया गया है Claims against the bank not acknowledged as debts	1704,81,71	832,12,30
II. अंशतः संदत्त विनिधानों के लिए देयता Liability for partly paid investments	36,55,00	55,11,25
III. बकाया वायदा विनिमय संविदाओं की बाबत देयता Liability on account of outstanding forward exchange contracts	134350,28,74	91704,70,94
IV. संघटकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
(क) भारत में (a) In India	20770,83,28	13674,68,01
(ख) भारत के बाहर (b) Outside India	6116,14,67	5400,84,21
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएँ Acceptances, endorsements and other obligations	37025,48,25	28016,78,74
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी है Other items for which the bank is contingently liable	28877,26,07	19713,04,84
योग TOTAL	228881,37,72	159397,30,29

31 मार्च 2006 को समाप्त वर्ष के लिए लाभ और हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2006

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची सं. Schedule No.	31.3.2006 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2006 (current year)	31.3.2005 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2005 (previous year)
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	35794,92,74	32428,00,20
अन्य आय Other Income	14	7388,68,56	7119,90,39
	योग TOTAL	**43183,61,30**	**39547,90,59**
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	20159,28,89	18483,37,55
परिचालन व्यय Operating expenses	16	11725,09,74	10074,17,22
प्रावधान और आकस्मिक व्यय Provisions and contingencies		6892,55,51	6685,84,08
	योग TOTAL	**38776,94,14**	**35243,38,85**
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		4406,67,16	4304,51,74
अग्रानीत लाभ Profit brought forward		33,93	33,93
	योग TOTAL	**4407,01,09**	**4304,85,67**
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to statutory reserves		2933,77,44	2482,09,95
अन्य आरक्षितियों को अंतरण Transfer to other reserves		632,74,00	1070,79,40
प्रस्तावित लाभांशों को अंतरण Transfer to proposed dividend		736,81,84	657,87,36
लाभांश पर कर का अंतरण Transfer to Tax on dividend		103,33,88	93,75,03
शेष राशि जो आगे तुलन-पत्र में ले जाई गई है Balance carried over to Balance Sheet		33,93	33,93
	योग TOTAL	**4407,01,09**	**4304,85,67**
प्रति शेयर मूल / कम करने योग्य आय Basic / Dilutive Earnings per Share		रु. Rs. 83.73	रु. Rs. 81.79
प्रमुख लेखा नीतियाँ Principal Accounting Policies	17		
लेखा टिप्पणियाँ Notes on Accounts	18		

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2006 (current year)	31.3.2005 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2005 (previous year)
	रु. Rs.	रु. Rs.
I. अग्रिमों/बिलों पर ब्याज/मितीकाटा Interest/discount on advances/bills	17696,29,64	13043,50,67
II. विनिधानों पर आय Income on investments	13977,52,84	16027,66,58
III. भारतीय रिज़र्व बैंक में जमाराशियों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	1760,97,34	1787,04,32
IV. अन्य Others	2360,12,92	1569,78,63
योग TOTAL	35794,92,74	32428,00,20

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2006 (current year)	31.3.2005 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2005 (previous year)
	रु. Rs.	रु. Rs.
I. कमीशन, विनिमय और दलाली Commission, exchange and brokerage	3996,19,86	3544,67,35
II. विनिधानों के विक्रय पर लाभ (निवल) Profit on sale of investments (Net)	587,17,14	1775,29,96
III. विनिधानों के पुनर्मूल्यांकन पर लाभ (निवल) Profit on revaluation of investments (Net)	—	—
IV. भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets (Net)	(164,70)	(1,83,02)
V. पट्टाकृत आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of leased assets (Net)	358,60	1,00,46
VI. विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	954,75,01	528,19,59
VII. विदेश/भारत में स्थापित अनुषंगियों/कंपनियों और/या संयुक्त उद्यमों से लाभांशों आदि के रूप में अर्जित आय Income earned by way of dividends, etc., from subsidiaries/ companies and/or joint ventures abroad/in India	317,18,28	393,23,53
VIII. पट्टा आय Lease income		
(क/a) पट्टा प्रबंध शुल्क Lease management fee	—	—
(ख/b) पट्टा किराया Lease rental*	117,45,66	138,76,32
(ग/c) पट्टा वित्तपोषण प्रभार Lease finance charges	—	—
(घ/d) अतिदेय प्रभार Overdue charges	33,40	46,22
IX. प्रकीर्ण आय Miscellaneous Income	1413,65,31	740,09,98
योग TOTAL	7388,68,56	7119,90,39

* पट्टा समकरण राशि रु.34,54,67 हजार रुपए कम करने के बाद (पिछले वर्ष: रु. 32,29,83 हजार)

* reduced by Lease Equalisation amount of Rs. 34,54,67 thousand (previous year Rs. 32,29,83 thousand)

नोट : मद IV तक के अंतर्गत घाटे के आंकड़े, कोष्ठकों में दिखाए गए हैं.

Note: Under item IV loss figures shown in brackets.

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2006 (current year)	31.3.2005 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2005 (previous year)
	रु. Rs	रु. Rs.
I. जमाराशियों पर ब्याज Interest on deposits	17861,05,89	17186,49,00
II. भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	1020,41,55	408,68,45
III. अन्य Others	1277,81,45	888,20,10
योग TOTAL	**20159,28,89**	**18483,37,55**

अनुसूची 16 — परिचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2006 (current year)	31.3.2005 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2005 (previous year)
	रु. Rs.	रु. Rs.
I. कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	8123,04,38	6907,34,80
II. भाटक, कर और रोशनी Rent, taxes and lighting	796,35,14	723,11,91
III. मुद्रण और लेखन-सामग्री Printing and stationery	175,63,91	162,50,79
IV. विज्ञापन और प्रचार Advertisement and publicity	109,44,23	67,08,05
V. (क) बैंक की संपत्ति पर मूल्यह्रास (पट्टाकृत आस्तियों के अतिरिक्त) (a) Depreciation on bank's property (Other than Leased Assets) ...	628,02,25	640,12,70
(ख) पट्टाकृत आस्तियों पर मूल्यह्रास (b) Depreciation on Leased Assets	101,10,92	112,08,37
VI. निदेशकों के शुल्क, भत्ते और व्यय Directors' fees, allowances and expenses	1,23,27	99,43
VII. लेखा-परीक्षकों के शुल्क और व्यय (शाखा लेखा-परीक्षकों के शुल्क सहित) Auditors' fees and expenses (including branch Auditors')	63,55,96	54,24,68
VIII. विधि प्रभार Law charges	49,48,62	49,77,41
IX. डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones etc.	102,24,80	74,42,73
X. मरम्मत और अनुरक्षण Repairs and maintenance	170,27,08	133,94,82
XI. बीमा Insurance	340,76,38	239,95,86
XII. अन्य व्यय Other expenditure	1063,92,80	908,55,67
योग TOTAL	**11725,09,74**	**10074,17,22**

अनुसूची 17

प्रमुख लेखा नीतियाँ : 2005-2006

1. **तैयार करने का आधार**

वित्तीय विवरण अवधिगत लागत आधार पर तैयार किए गए हैं. वे भारत में सामान्यतः स्वीकृत लेखा-सिद्धांतों (जीएएपी) के अनुरूप हैं, जिनमें सांविधिक प्रावधान, नियामक / भारतीय रिज़र्व बैंक (आरबीआई) के दिशा-निर्देश, भारतीय सनदी लेखाकार संस्थान (आईसीएआई) द्वारा जारी लेखा-मानक/मार्गदर्शी टिप्पणियाँ और भारत में बैंकिग उद्योग में प्रचलित प्रथाएँ शामिल होती हैं । विदेश स्थित कार्यालयों के लिए संबंधित देशों में प्रचलित सांविधिक प्रावधानों और प्रथाओं का पालन किया गया है ।

2. **अग्रिम और उनसे संबंधित प्रावधान**

2.1 प्रावधानों और अलाभकारी आस्तियों (एनपीए) पर अवसूल ब्याज को घटाकर अग्रिम दर्शाए गए हैं ।

2.2 लघु और मध्यम उद्यम तथा प्रत्यक्ष कृषि अग्रिमों, जहाँ 0.25% का प्रावधान किया गया है, के अलावा विश्व-ऋण-संविभाग में मानक आस्तियों पर 0.40% का एक सामान्य प्रावधान किया गया है ।

2.3 भारतीय कार्यालय

2.3.1 समस्त अग्रिमों को चार श्रेणियों, अर्थात् (क) मानक आस्तियाँ, (ख) अव-मानक आस्तियाँ, (ग) संदिग्ध आस्तियाँ और (घ) हानिप्रद आस्तियाँ, में वर्गीकृत किया गया है ।

2.3.2 सभी बकाया अग्रिमों में से अलाभकारी आस्तियों पर अवसूल ब्याज की राशि को घटाने के बाद निम्नानुसार प्रावधान किए गए हैं :

- **अव-मानक आस्तियों पर**

(i) 10%

(ii) 20% अप्रतिभूत ऋण जोखिम के मामले में (जहाँ प्रारंभ से ही प्रतिभूति का वसूली योग्य मूल्य 10 प्रतिशत से अधिक नहीं है)

संदिग्ध आस्तियां

(क) जहाँ कहीं लागू हो, निर्यात ऋण गारंटी निगम/लघु उद्योग ऋण गांरटी न्यास द्वारा उपलब्ध कराई गई गारंटी सुरक्षा की रखने योग्य/वसूल करने योग्य राशि को घटाने के बाद अप्रतिभूत भाग पर 100 प्रतिशत।

(ख) प्रतिभूत भाग

अग्रिम को संदिग्ध माने जाने की अवधि	प्रतिशत
एक वर्ष तक	20
एक से तीन वर्ष तक	30
तीन वर्ष से अधिक	
(i) 31 मार्च, 2004 को	75 (पिछले वर्ष 60%)
(ii) 1 अप्रैल, 2004 को अथवा उसके पश्चात्	100

(ग) यदि बैंक को देय राशि 90 दिनों (पिछले वर्ष 180 दिनों) से भी अधिक समय तक अतिदेय रहती है और अन्य अग्रिमों पर लागू विनियोजक प्रावधानीकरण इस पर लागू होता है तो राज्य सरकारों द्वारा प्रत्याभूत अग्रिमों का वर्गीकरण यथास्थिति

SCHEDULE 17

PRINCIPAL ACCOUNTING POLICIES : 2005-2006

1. **Basis of Preparation**

The financial statements have been prepared under the historical cost convention. They conform to Generally Accepted Accounting Principles (GAAP) in India, which comprises statutory provisions, regulatory/Reserve Bank of India (RBI) guidelines, Accounting Standards/guidance notes issued by the Institute of Chartered Accountants of India (ICAI), and the pratices prevalent in the banking industry in India. In respect of foreign offices, statutory provisions and practices prevailing in respective countries are complied with.

2. **Advances and Provisions thereon**

2.1 Advances are shown net of provisions and unrealised interest on Non-Performing Assets (NPAs).

2.2 A general provision of 0.40% is made on Standard Assets on the global loan portfolio excluding Small and Medium Enterprises and Direct Agriculture advances, where provision of 0.25% is made.

2.3 Indian Offices

2.3.1 All advances are classified under four categories, i.e.: (a) Standard Assets, (b) Sub-standard Assets, (c) Doubtful Assets and (d) Loss Assets.

2.3.2 *Provisions are made on all oustanding advances net of interest not realized on NPAs as under:*

- **Sub-standard Assets**

(i) at 10%

(ii) at 20% In case of unsecured exposures (where realisable value of security is not more than 10 percent, ab initio)

- **Doubtful Assets**

(a) Unsecured portion at 100 per cent after netting retainable/realisable amount of guarantee cover provided by Export Credit Guarantee Corporation/Credit Guarantee Trust for Small Industries, wherever applicable

(b) Secured portion

Period for which the advance has been considered as doubtful	Percentage
Upto one year	20
One to three years	30
More than three years	
(i) As on March 31, 2004	75 (Previous year 60%)
(ii) On or after April 1, 2004	100

(c) Advances guaranteed by State Governments are classified as 'sub-standard' or 'doubtful' or 'loss', as the case may be, if the amount due to the bank remains overdue for more than 90 days (previous year 180 days) and attracts

'अव-मानक' या 'संदिग्ध' अथवा 'हानिप्रद' के रूप में किया जाता है।

- **हानिप्रद आस्तियाँ - 100%**

बिक्री की गई "वित्तीय परिसंपत्तियों" को निम्नानुसार मान्यता दी गई है :

i) यदि विक्रय मूल्य निवल बही मूल्य (एनबीवी) से कम है तो इस अंतर-राशि को लाभ एवं हानि खाते में प्रभारित किया गया है।

ii) यदि विक्रय मूल्य निवल बही मूल्य (एनबीवी) से अधिक है तो अधि शेष प्रावधान को प्रत्यावर्तित नहीं किया गया है और ऐसी अनर्जक आस्तियों की बिक्री पर होने वाली कमी के लिए प्रयोग किया गया है ।

2.3.3 अग्रिमों के पिछले वर्ष निर्धारित ऐसे अवसूल ब्याज के लिए प्रावधान किया गया है, जो चालू वर्ष के दौरान अलाभकारी हो गये हैं ।

2.3.4 अग्रिमों की पुनर्रचना/चुकौती-कार्यक्रम के पुनर्निर्धारण के मामले में, मूल करार के अनुसार भावी ब्याज के वर्तमान मूल्य और संशोधित करार के अनुसार भावी ब्याज के वर्तमान मूल्य के बीच के अंतर के लिए पुनर्रचना/पुनर्निर्धारण के समय प्रावधान किया गया है ।

2.4 विदेश स्थित कार्यालय

2.4.1 अग्रिमों का चार श्रेणियों में उसी प्रकार वर्गीकरण किया गया है जैसा भारत स्थित कार्यालयों के संबंध में किया जाता है ।

2.4.2 स्थानीय कानून या भारतीय रिज़र्व बैंक के मानदंडों में से जो भी अधिक था, उसके अनुसार अग्रिमों के संबंध में प्रावधान किए गए हैं ।

3. विनिधान

3.1 विनिधानों का वर्गीकरण निम्नानुसार 'व्यवसाय के लिए रखे गए', 'विक्रय के लिए उपलब्ध' और 'परिपक्वता के लिए रखे गए' श्रेणियों के अंतर्गत किया गया है ।

3.1.1 उन विनिधानों को 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है जो बैंक द्वारा अल्पावधि मूल्य/ब्याज-दर घट-बढ़ का फायदा उठाकर व्यवसाय करने के अभिप्राय से अभिगृहीत किए गए हैं । ऐसे विनिधानों को अभिग्रहण की तिथि से 90 दिन तक इस श्रेणी के अंतर्गत रखा जाता है ।

3.1.2 उन विनिधानों को 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है जिन्हें परिपक्वता तक रखा जाता है ।

3.1.3 जिन विनिधानों को उपर्युक्त में से किसी एक श्रेणी के अंतर्गत वर्गीकृत नहीं किया गया है, उन्हें 'विक्रय के लिए उपलब्ध' की श्रेणी के रूप में वर्गीकृत किया गया है ।

3.2 मूल्यन

3.2.1 किसी विनिधान की अभिग्रहण-लागत का निर्धारण करने में :

(क) अभिदानों पर प्राप्त दलाली/कमीशन को प्रतिभूतियों की लागत में से घटा दिया गया है ।

(ख) प्रतिभूतियों के अभिग्रहण के संबंध में संदत्त दलाली, कमीशन और स्टांप-शुल्क को राजस्व व्यय माना गया है ।

(ग) प्रतिभूतियों के अभिग्रहण की तिथि तक प्रोद्भूत ब्याज अर्थात् खंडित अवधि ब्याज को अभिग्रहण-लागत में शामिल न करके ब्याज व्यय के रूप में शामिल किया गया है. प्रतिभूतियों के विक्रय पर प्राप्त खंडित-अवधि ब्याज को ब्याज आय के रूप में शामिल किया गया है ।

appropriate provisioning as applicable to other advances.

- **Loss Assets** at 100%.

"Financial Assets" sold are recognised as under :

i) In case the sale is at a price lower than the Net Book Value (NBV), the difference is charged to the Profit & Loss Account.

ii) In case the sale is at a price higher than the NBV, the surplus provision is not reversed and is to be utilised to meet shortfall on sale of other such non-performing financial assets.

2.3.3 Unrealised Interest on advances recognized in the previous year, which have become non-performing during the current year, is provided for.

2.3.4 In case of restructuring/rescheduling of advances, the difference between the present value of the future interest as per the original agreement and the present value of the future interest as per the revised agreement is provided for at the time of restructuring/rescheduling.

2.4 Foreign Offices

2.4.1 Advances are classified under four categories in line with those of Indian Offices.

2.4.2 Provisions in respect of advances are made as per the local law or as per the norms of RBI, whichever is higher.

3. Investments

3.1 Investments are classified into 'Held for Trading', 'Available for Sale' and 'Held to Maturity' categories.

3.1.1 The investments that are acquired by the Bank with the intention to trade by taking advantage of the short term price/interest rate movements are classified under 'Held for Trading'. These investments are held under this category up to 90 days from the date of acquisition.

3.1.2 Investments which are intended to be held upto maturity are classified as 'Held to Maturity'.

3.1.3 Investments which are not classified in either of the above categories are classified as 'Available for Sale'.

3.2 Valuation

3.2.1 In determining acquisition cost of an investment:

(a) Brokerage/commission received on subscriptions is deducted from the cost of securities.

(b) Brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

(c) Interest accrued up to the date of acquisition of securities i.e. broken-period interest is excluded from the acquisition cost and recognized as interest expense. Broken-period interest received on sale of securities is recognized as interest income.

3.2.2 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत प्रत्येक स्क्रिप, का मूल्यन, बही-मूल्य या बाजार-मूल्य से कम पर किया गया है। प्रतिभूतियों का मूल्यन स्क्रिपवार किया गया है और प्रत्येक वर्गीकरण के लिए मूल्यह्रास / मूल्यवृद्धि को समूहित किया गया है, प्रत्येक वर्गीकरण के निवल मूल्यह्रास, हो तो, का प्रावधान किया गया है, जबकि निवल मूल्यवृद्धि को शामिल नहीं किया गया है. स्क्रिपों का बही मूल्य निरंतर अपरिवर्तित रहा है।

3.2.3 'परिपक्वता के लिए रखे गए' (एचटीएम) श्रेणी के अंतर्गत आनेवाले विनिधान को अभिग्रहण-लागत पर लिया गया है। जहाँ कहीं बही-मूल्य अंकित मूल्य/प्रतिदान मूल्य से अधिक होता है, अतिरिक्त राशि को वहाँ नियत आय पद्धति (सीवाईएम) के प्रयोग द्वारा बची हुई परिपक्वता अवधि में परिशोधित किया गया है।

3.2.4 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत आनेवाले विनिधानों का मूल्यन लागत या बाजार मूल्य में, जो भी कम था, पर किया गया है। जहाँ बाजार-भाव उपलब्ध नहीं था, वहाँ इस प्रयोजन हेतु बाजार-मूल्य की गणना वसूलीयोग्य बाजार मूल्य के आधार पर की गई है और यह वसूलीयोग्य बाजार मूल्य गणना फिक्स्ड इनकम मनी मार्केट एण्ड डेरीवेटिव्ज एसोसिएशन आफ इंडिया (एफआइएमएमडीए)/प्राइमरी डीलर्स एसोसिएशन ऑफ इंडिया (पीडीएआई)/भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर की गई है। प्रतिभूतियों का मूल्यन स्क्रिपवार किया गया है और प्रत्येक वर्गीकरण के लिए, मूल्यह्रास/मूल्यवृद्धि को समूहित किया गया है। प्रत्येक वर्गीकरण में निवल मूल्यह्रास, यदि हो तो, का प्रावधान किया गया है जबकि निवल मूल्यवृद्धि को शामिल नहीं किया गया है। स्क्रिपों का बही-मूल्य निरंतर अपरिवर्तित रहता है।

3.2.5 राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन लागत आधार पर किया गया है।

3.2.6 अनुषंगियों और संयुक्त उद्यमों (भारत और विदेश दोनों में) में विनिधानों का मूल्यन प्रावधानों की राशि यदि कोई थी, तो उसे घटाने के बाद अवधिगत लागत आधार पर किया गया है।

3.2.7 अलाभकारी सांविधिक चलनिधि अनुपातेतर विनिधानों को भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार शामिल किया गया है और उन पर प्रावधान अलाभकारी अग्रिमों के लिए लागू भारतीय रिज़र्व बैंक के मानदंडों के अनुसार किया गया है।

3.2.8 क्षेत्रीय ग्रामीण बैंकों (आरआरबी) के विनिधानों का मूल्यन रखाव लागत (अर्थात बही-मूल्य) पर किया गया है।

3.3 रिपो तथा प्रत्यावर्तित रिपो लेनदेन [भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधिन लेनदेन के अलावा] को लेखे में लेने के लिए बैंक ने भारतीय रिज़र्व बैंक द्वारा निर्धारीत समान लेखा प्रक्रिया को अपनाया है। तदनुरुप, रिपो/प्रत्यावर्तित रिपो के अधीन विक्रय/क्रय की गई प्रतिभूतियों को एकमुश्त विक्रय/क्रय माना गया है और उन्हें रिपो/प्रत्यावर्तित रिपो खातों के लेखे में लिया गया है तथा प्रविष्टियों का परिपक्वता तिथि को प्रत्यावर्तन किया गया है। लागत एवं राजस्व को यथास्थिति ब्याज व्यय/आय के रूप में लेखे में लिया गया है। रिपो/प्रत्यावर्तित रिपो खाते की शेष राशि का समायोजन विनिधान खाते की शेष राशि के सापेक्ष किया गया है।

भारतीय रिज़र्व बैंक के साथ चलनिधि समायोजन सुविधा (एलएएफ) के अधीन क्रय/बिक्री की गई प्रतिभूतियों को विनिधान खाते में नामे/जमा किया गया है और उनको लेनदेन की परिपक्वता पर प्रत्यावर्तित किया गया है। उन पर अर्जित ब्याज को व्यय/राजस्व के रूप में लेखे में लिया गया है।

3.2.2 Individual scrips classified under 'Held for Trading' category are valued at lower of book value or market value. Securities are valued scrip-wise and depreciation/appreciation is aggregated for each classification. Net depreciation in each classification, if any, is provided for while net appreciation is ignored. The book value of the scrips continues to remain unchanged.

3.2.3 Investments under 'Held to Maturity' (HTM) category are carried at acquisition cost. Wherever the book vlaue is higher than the face value/ redemption value, the excess amount is amortised over the remaining period of maturity using Constant Yield Method (CYM).

3.2.4 Investments under 'Available for Sale' category are valued at cost or market value, whichever is lower. Where market quotations are not available, market value for this purpose is arrived at on the basis of realisable market price computed as per the guidelines of the Fixed Income Money Market and Derivatives Association of India (FIMMDA)/Primary Dealers Association of India (PDAI) / RBI. Securities are valued scrip-wise and depreciation/appreciation is aggregated for each classification. Net depreciation in each classification, if any, is provided for while net appreciation is ignored. The book value of the scrips continues to remain unchanged.

3.2.5 Treasury Bills and Commercial Papers are valued at cost.

3.2.6 Investments in subsidiaries and joint ventures (both in India and abroad) are valued at historical cost after netting off provisions, if any.

3.2.7 Non-Performing Non-SLR Investments are recognised as per RBI guidelines and provision is made as per RBI norms applicable to Non-performing Advances.

3.2.8 Investments in Regional Rural Banks (RRBs) are valued at carrying cost (i.e. book value).

3.3 The Bank has adopted the Uniform Accounting Procedure prescribed by the RBI for accounting of Repo and Reverse Repo transactions [other than transactions under the Liquidity Adjustment Facility (LAF) with the RBI]. Accordingly, the securities sold/purchased under Repo/Reverse Repo are treated as outright sales/purchases and accounted for in the Repo/Reverse Repo Accounts and the entries are reversed on the date of maturity. Costs and revenues are accounted for as interest expenditure/income, as the case may be. Balance in Repo/Reverse Repo Account is adjusted against the balance in the Investment Account.

Securities purchased/sold under LAF with RBI are debited/credited to Investment Account and reversed on maturity of the transaction. Interest expended/earned thereon is accounted for as expenditure/revenue.

4. डेरीवेटिव्स

4.1 वर्तमान में बैंक ब्याज दर एवं मुद्रा डेरीवेटिव का लेन देन करता है। बैंक द्वारा जिन ब्याज दर डेरीवेटिव का लेन देन किया गया उनमें, रुपया ब्याज दर विनिमय, परस्पर मुद्रा ब्याज दर विनिमय और वायदा दर करार हैं। बैंक द्वारा जिन मुद्रा डेरीवेटिव का लेन देन किया गया उनमें गए मुद्रा डेरीवेटिव विकल्प एवं मुद्रा विनिमय शामिल हैं।

4.2 डेरीवेटिवों का मूल्यन भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर निम्नानुसार किया गया है :

क) व्यापार के लिए प्रयुक्त डेरीवेटिवों को बाजार-मूल्य अनुसार बही में अंकित किया गया है तथा निवल मूल्यवृद्धि/मूल्यह्रास को लाभ और हानि खाते में शामिल किया गया है ।

ख) प्रतिरक्षा के लिए प्रयुक्त डेरीवेटिवों को :

i) उस स्थितियों में बाजार-मूल्य अनुसार बही में अंकित किया गया है, जहाँ आधार आस्तियों/देयताओं को बाजार-मूल्य अनुसार बही में अंकित किया जाना है । परिणामी लाभ/हानि को लाभ और हानि खाते में शामिल किया गया है ।

ii) उस स्थितियों में प्रोद्भूत आधार पर लेखे में लिया गया है, जहाँ आधार आस्तियों/देयताओं को बाजार-मूल्य अनुसार बही में अंकित नहीं किया जाना है ।

प्रत्येक डेरिवेटिव के बाजार मूल्य के निवल बकाया स्थिति को, यथास्थिति, आस्ति या देयता के अंतर्गत दिखाया गया है ।

5. अचल आस्तियाँ और मूल्यह्रास

5.1 परिसर और अन्य अचल आस्तियों को अवधिगत लागत आधार पर लेखे में लिया गया है ।

5.2 मूल्यह्रास का प्रावधान ह्रसित मूल्य पद्धति के अनुसार आयकर नियमावली, 1962 के अन्तर्गत निर्धारित दरों पर उसी मूल्यह्रास के लिए किया गया है जिसे प्रबंधन द्वारा उचित समझा गया है। कंप्यूटरों के संबंध में, मूल्यह्रास का प्रावधान 33.33% वार्षिक दर पर सीधी कटौती प्रणाली के आधार पर भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार किया गया है । हार्डवेयर के अभिन्न अंग के रूप में न शामिल कंप्यूटर साफ्टवेयर का खरीद-वर्ष के दौरान पूर्णतया मूल्यह्रास किया गया है ।

5.3 विदेश स्थित कार्यालयों में धारित अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देश के स्थानीय कानून/मानदंडों के अनुसार किया गया है।

5.4 पट्टे पर लिए गए परिसरों के संबंध में, पट्टा-राशि पट्टे की अवधि के अनुरूप परिशोधित की गई है ।

6. पट्टे पर दी गई आस्तियाँ

6.1 बैंक द्वारा 31 मार्च 2001 को या उससे पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों का मूल्य और पट्टे पर दी जानेवाली आस्तियों पर अग्रिम के रूप में संदत्त राशियों को क्रमशः "पट्टाकृत आस्तियाँ" और "चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियाँ)" के रूप में अचल आस्तियों के अन्तर्गत दर्शाया गया है । मूल्यह्रास का प्रावधान कंपनी अधिनियम, 1956 के अनुसार सीधी कटौती प्रणाली के आधार पर किया गया है और वार्षिक पट्टा शुल्क (पूंजी-वसूली) एवं मूल्यह्रास का अंतर आईसीएआई द्वारा जारी दिशा-निर्देशों के अनुसार पट्टा समानीकरण लेखे में लिया गया है ।

4. Derivatives

4.1 The Bank presently deals in Interest Rate and Currency Derivatives. The Interest Rate Derivatives dealt with by the Bank are Rupee Interest Rate Swaps, Cross Currency Interest Rate Swaps and Forward Rate Agreements. Currency Derivatives dealt with by the Bank are Options and Currency Swaps.

4.2 Based on RBI guidlines, Derivatives are valued as under :

a) Derivatives used for trading are marked to market and net appreciation/depreciation is recognised in the Profit & Loss Account.

b) Derivatives used for hedging are :

i) Marked to market in case where the underlying Assets/Liabilities are marked to market. The resultant gain/loss is recognised in the Profit & Loss Account.

ii) Accounted for on accrual basis, in cases where the underlying Assets/Liabilities are not marked to market.

The net outstanding marked to market position of each type of derivative is shown either under Asset or Liability, as the case may be.

5. Fixed Assets and Depreciation

5.1 Premises and other fixed assets are accounted for on historical cost basis.

5.2 Depreciation is provided for on written down value method at the rates prescribed under Income Tax Rules, 1962, which are considered appropriate by the management. In respect of computers, depreciation is provided for on straight-line method @ 33.33% per annum, as per RBI guidelines. Computer software not forming an integral part of hardware is depreciated fully during the year of purchase.

5.3 In respect of fixed assets held at foreign offices, depreciation is provided for as per the laws/norms of the respective countries.

5.4 In respect of leasehold premises, the lease amount is amortised over the period of lease.

6. Assets given on Lease

6.1 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease and the amounts paid as advance for assets to be given on lease are disclosed as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively under fixed assets. Depreciation is provided for on straight-line method as per the Companies Act, 1956, and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account as per the guidelines issued by the ICAI.

6.2 बैंक द्वारा 1 अप्रैल 2001 को या उसके पश्चात् पट्टे पर दी गई आस्तियाँ आईसीएआई द्वारा जारी लेखा मानक 19 के अनुसार लेखे में ली गई हैं। ये आस्तियाँ *"अन्य आस्तियाँ"* के *अंतर्गत शामिल की* गई हैं।

6.3 अलाभकारी पट्टाकृत आस्तियों पर प्रावधान, अग्रिमों के लिए लागू भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर किए गए हैं ।

7. **आस्तियों की अपसामान्यता**

अपसामान्य हानिया (यदि हो तो), को आईसीएआई द्वारा जारी लेखा मानक-28 के अनुसार शामिल किया गया है और लाभ एवं हानि खाते में प्रभारित किया गया है ।

8. **विदेशी मुद्रा लेन-देन**

8.1 लेखा मानक 11 के अनुबंध के अनुसार बैंक की विदेश स्थित शाखाओं और समुद्रपारीय बैंकिंग इकाइयों (ओबीयू) को असमाकलित परिचालन के रूप में वर्गीकृत किया गया है और प्रतिनिधि कार्यालयों को समाकलित परिचालन के रूप में वर्गीकृत किया गया है ।

8.2 क) विदेशी मुद्रा लेन-देन को लेन-देन की तिथि को सूचित मुद्रा एवं विदेशी मुद्रा के बीच विनिमय दर की विदेशी मुद्रा राशि के प्रयोग द्वारा सूचित मुद्रा में प्रारंभिक निर्धारण पर दर्ज किया गया है ।

ख) विदेशी मुद्रा मौद्रिक मदों की सूचना फेडई की अंतिम तत्काल दर के प्रयोग से की गई है ।

ग) मौद्रिक मदों के निपटान में उद्‌भूत विनिमय अंतर-राशियों को, जिन्हें प्रारंभ में जिन दरों पर रिकार्ड किया गया था, उनसे भिन्न दरों पर आय के रूप में अथवा जिस अवधि में वे उत्पन्न हुए थे उस अवधि में व्यय के रूप में शामिल किया गया है ।

8.3 असमाकलित परिचालन

क) समस्त मौद्रिक/गैर मौद्रिक आस्तियों एवं देयताओं तथा आकस्मिक दायित्वों को फेडई द्वारा अधिसूचित अंतिम दर पर रूपांतरित किया गया है ।

ख) आय एवं व्यय का रूपांतरण फेडई द्वारा अधिसूचित तिमाही औसत दर के प्रयोग से सम्बद्ध तिमाही के अंत में किया गया है ।

ग) निवल विनिधान के निपटान होने तक सभी परिणामी विनिमय अंतर-राशियों का संचयन "विदेशी मुद्रा रूपांतरण आरक्षिति" के पृथक् खाते में किया गया है ।

8.4 समाकलित परिचालन

क) समाकलित परिचालनों के समस्त आय एवं व्यय को लेन-देन की तिथि की दरों पर दर्ज किया गया है ।

ख) सभी विदेशी मुद्रा मौद्रिक मदों की सूचना फेडई की अंतिम तत्काल दर के प्रयोग से की गई है ।

8.5 वायदा विनिमय संविदाएँ

भारतीय विदेशी मुद्रा व्यापारी संघ (फेडई) के दिशा-निर्देशों तथा लेखा मानक 11 के प्रावधानों के अनुसार, प्रत्येक मुद्रा में वायदा विनिमय संविदाओं की निवल बकाया राशियों को तुलन-पत्र की तिथि को संविदा की शेष परिपक्वता के लिए तदनुरूपी वायदा-दरों से पुनर्मूल्यांकित किया गया है । पुनर्मूल्यांकित राशि और संविदागत राशि के बीच की अंतर राशि को लाभ या हानि के रूप में यथास्थिति शामिल किया गया है ।

6.2 Assets given on lease by the Bank on or after 1st April 2001 are accounted for as per Accounting Standard 19 issued by the ICAI. Such assets are included under "Other Assets".

6.3 Provisions on non-performing leased assets are made on the basis of RBI guidelines applicable to advances.

7. **Impairment of Assets**

Impairment losses (if any), are recognized in accordance with the Accounting Standard-28 issued by ICAI and *charged off to Profit and Loss Account.*

8. **Foreign Currency Transactions**

8.1 As stipulated in AS 11, Foreign Branches of the Bank and Offshore Banking Units (OBUs) have been classified as Non-integral Operations and Representative Offices have been classified as Integral Operations.

8.2 a) Foreign currency transactions are recorded on initial recognition in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency on the date of transaction.

b) Foreign currency monetary items are reported using the FEDAI closing spot rates.

c) Exchange differences arising on the settlement of monetary items at rates different from those at which they were initially recorded are recognised as income or as expense in the period in which they arise.

8.3 Non-Integral Operations

a) All monetary/non-monetary assets and liabilities as well as contingent liabilities are translated at the closing rate notified by FEDAI.

b) Income and expenses are translated using the quarterly average rate notified by FEDAI at the end of the respective quarter.

c) All resulting exchange differences are accumulated in a separate account "Foreign Currency Translation Reserve" till the disposal of the net investment.

8.4 Integral Operations

a) All income and expenditure of integral operations are recorded at the rates on the date of transaction.

b) All foreign currency monetary items are reported using the FEDAI closing spot rate.

8.5 Forward Exchange Contracts:

In accordance with the guidelines of FEDAI and the provisions of AS-11, net outstanding forward exchange contracts in each currency are revalued at the Balance Sheet date at the corresponding forward rates for the residual maturity of the contract. The difference between revalued amount and the contracted amount is recognised as profit or loss, as the case may be.

9. राजस्व निर्धारण

9.1 आय एवं व्यय को प्रोद्भवन आधार पर लेखे में लिया गया है. विदेश स्थित कार्यालयों के मामले में, आय का निर्धारण संबंधित देश, जहाँ संबंधित विदेशी कार्यालय स्थित है, के स्थानीय कानूनों के अनुसार किया गया है।

9.2 आय की निम्नलिखित मदों का निर्धारण वसूली आधार पर किया गया है :

(क) कमीशन (आस्थगित भुगतान गारंटियो और सरकारी लेनदेन पर कमीशन को छोड़कर), विनिमय और दलाली ।

(ख) विनिधानों पर लाभांश ।

(ग) "व्यापार" के रूप में नामित रुपया डेरीवेटिवों पर आय ।

(घ) विनिधानों की आवेदन राशि पर ब्याज और विनिधानों पर अतिदेय ब्याज ।

9.3 आय की निम्नलिखित मदों का निर्धारण उनकी वसूली में काफी अनिश्चितता होने के कारण वसूली आधार पर किया गया है :

(क) अतिदेय बिलों सहित, अलाभकारी अग्रिमों पर ब्याज और पट्टा आय ।

(ख) *अलाभकारी विनिधानों पर ब्याज ।*

9.4 "परिपक्वता के लिए रखे गए" (एचटीएम) श्रेणी के विनिधानों पर आय को (ब्याज के अलावा), जिसे अंकित मूल्य में बट्टा-राशि पर प्राप्त किया गया है, निम्नानुसार शामिल किया गया है ।

9.4.1 क) ब्याजवाली प्रतिभूतियों पर इसे केवल विक्रय/शोधन के समय ही शामिल किया गया है ।

ख) ब्याजरहित प्रतिभूतियों पर, इसे नियत आय आधार पर प्रतिभूति की शेष अवधि के लिए लेखे में लिया गया है ।

9.4.2 इस श्रेणी के विनिधानों के विक्रय पर लाभ को पहले लाभ एवं हानि खाते में जमा किया गया है और तत्पश्चात् इसे "पूंजीगत आरक्षित निधि खाता" में विनियोजित किया गया है । विक्रय पर हानि को लाभ एवं हानि खाते में शामिल किया गया है ।

10. स्टाफ-हितलाभ

10.1 भविष्य निधि योजना के अनुसार भविष्य निधि के लिए देय अंशदान प्रोद्भवन आधार पर लाभ एवं हानि खाते में शामिल किए गए है ।

10.2 ग्रेच्युटी, पेंशन और अवकाश नकदीकरण (जो हितलाभ के रूप में परिभाषित हैं) का निर्धारण वर्ष के अंत में किए गए वास्तविक मूल्यनों के आधार पर किया गया है और वृद्धिशील दायित्व के लिए लाभ एवं हानि खाते में शामिल करके प्रावधान किया गया है ।

11. कर-निर्धारण के लिए प्रावधान

आय-कर में वर्तमान कर, अनुषंगी लाभ कर (आय-कर अधिनियम, 1961 के अनुसार निर्धारित अवधि के लिए कर की राशि) और आस्थगित कर प्रभार या कर की जमा राशि (जो उस अवधि की लेखा आय और कर-योग्य आय के बीच समयमापन अंतरों के कर-प्रभावों को दर्शाती है) का निर्धारण भारतीय सनदी लेखाकार संस्थान के लेखा मानक 22 के अनुसार किया गया है । आस्थगित कर प्रभार या कर की जमा राशि और तदनुरूपी आस्थगित कर-दायित्वों या आस्तियों का कर की ऐसी दरों का उपयोग करके शामिल किया गया है जो तुलन-पत्र की तिथि को अधिनियम में निर्धारित या पर्याप्त रूप में निर्धारित थीं ।

9. Revenue Recognition

9.1 Income and expenditure are accounted for on accrual basis. In case of Foreign Offices, income is recognised as per the local laws of the country in *which the respective Foreign Office is located.*

9.2 The following items of income are recognised on realisation basis:

(a) Commission (other than commission on deferred payment guarantees and government transactions), exchange and brokerage.

(b) Dividend on investments.

(c) Income on Rupee Derivatives designated at as "Trading".

(d) Interest on application money on investments and overdue interest on investments.

9.3 The following items of income are recognised on realization basis, owing to significant uncertainty in collection thereof :

(a) Interest and lease income on non-performing advances, including overdue bills.

(b) *Interest on non-performing investments.*

9.4 Income (other than interest) on investment in "Held to Maturity" (HTM) category, which are acquired at a discount to the face value, is recognised as follows :

9.4.1 a) On interest bearing securities, it is recognised only at the time of sale/redemption.

b) On zero-coupon securities, it is accounted for over the balance tenor of the security on a constant yield basis.

9.4.2 Proift on sale of investments in this category is first credited to the Profit & Loss Account and thereafter appropriated to the "Capital Reserve Account". Loss on sale is recognised in the Profit & Loss Account.

10. Staff Benefits

10.1 Contributions payable to Provident Fund in terms of the provident fund scheme are charged to Profit and Loss Account on accrual basis.

10.2 Liability for gratuity, pension and leave encashment (which are defined benefits) is determined on the basis of actuarial valuations carried out at the year end and the incremental liability is provided for by charging to the Profit and Loss Account.

11. Provision for Taxation

Income-tax comprises current tax, Fringe Benefit Tax (amount of tax for the period determined in accordance with the Income Tax Act, 1961) and deferred tax charge or credit (reflecting the tax effects of timing differences between accounting income and taxable income for the period) as determined in accordance with Accounting Standard 22 of the Institute of Chartered Accountants of India. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or *substantially enacted by the Balance Sheet date.*

अनुसूची 18

लेखा टिप्पणियाँ :

1. क्षेत्रीय ग्रामीण बैंकों (आरआरबी) में किए गए विनिधानों को क्षेत्रीय ग्रामीण बैंकों द्वारा उठाई गई हानियों के लिए रखे गए प्रावधानों को अबतक उसी अनुपात में घटाने के बाद लेखे में लिया जाता था और इन विनिधानों की राशि बैंक के विनिधानों की राशि से अधिक नहीं थी । वर्तमान वित्तीय वर्ष से इन विनिधानों का मूल्यन भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुरूप लागत आधार पर किया गया है । परिणामस्वरूप इस वर्ष का लाभ 86.86 करोड़ रुपये अधिक है ।

2. अर्जित ब्याज अन्य के अंतर्गत आयकर की वापसी पर ब्याज के रूप में 1638.46 करोड़ रुपये (पिछले वर्ष 745.28 करोड़ रुपये) की राशि शामिल है ।

3. अन्य आय के अंतर्गत इंडिया मिलेनियम डिपॉजिट (आइएमडी) के परिशोधन से हुए विनिमय लाभ के रूप में 531.54 करोड़ रुपये की राशि शामिल है । परिणामस्वरूप, इस वर्ष का लाभ (कर घटाकर) 352.62 करोड़ रुपये अधिक है ।

4. वर्ष 2001 तथा 2002 में ब्याज व्यय खाते को नामे कर मूल्य अनुरक्षण (एमओवी) के लिए भारतीय रिज़र्व बैंक को संदत्त 563.52 करोड़ रुपये की राशि इंडिया मिलेनियम डिपॉजिट (आइएमडी) के परिशोधन होने पर इस वर्ष के दौरान वापस प्राप्त हो गई और इस राशि को ब्याज व्यय खाते में जमा कर दिया गया । परिणामस्वरूप, इस वर्ष का लाभ (कर घटाकर) 373.84 करोड़ रुपये अधिक है ।

5. परिचालन व्यय के अधीन कर्मचारियों को भुगतान और उनके लिए प्रावधान के अंतर्गत पिछले वित्तीय वर्षों में संदत्त 312.87 करोड़ रुपये की बकाया वेतन-राशि शामिल है ।

6. अधिशेष प्रावधानों (अग्रिमों, विनिधानों तथा अनुषंगियों और संयुक्त उद्यमों में विनिधानों के अतिरिक्त) के प्रतिलेखन के रूप में 128.00 करोड़ रुपये की राशि "प्रावधान एवं आकस्मिक व्यय शीर्ष" में से घटा दी गई है ।

7. वर्ष के दौरान बैंक ने अपने अंश को 51.59% से बढ़ा कर 72.95% करते हुए इंडो-नाइजीरियन बैंक लि. (आइएनबीएल) में 11,627,895.19 अमेरिकी डालर (53.40 करोड़ रुपये के समतुल्य) की राशि का विनिधान किया । यह विनिधान नाइजीरियन विनियमन अपेक्षाओं के अनुपालन में स्टर्लिंग बैंक प्रा.लि.कं. बनाने के लिए आइएनबीएल का चार अन्य स्थानीय बैंकों से विलय करने की योजना के भाग के रूप में किया गया । भारतीय स्टेट बैंक का स्टर्लिंग बैंक प्रा.लि.कं. में 9.24% अंश है ।

8. वर्ष के दौरान बैंक ने यूटीआइ एसेट मैनेजमेंट कंपनी प्रा.लि. में 309.24 करोड़ रुपये का निवेश किया जिसके लिए भारत सरकार को प्रतिफल का भुगतान किया जा चुका है । यह राशि कंपनी के 25% अंश के लिए वित्तीय वर्ष 2002-03 में बैंक द्वारा लिए गए शेयरों के प्रीमियम के रूप में शामिल की गई है ।

9. एक बारगी कदम के रूप में, भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार अंतर-शाखा खातों में 31.03.1999 तक समूहित 316.58 करोड़ रुपये की समाधान न की गई निवल जमा शेषराशि (नामे और जमा की बकाया प्रविष्टियों का निवल मूल्य) को प्रकीर्ण आय शीर्ष के अंतर्गत लाभ और हानि खाते में जमा किया गया है । परिणामस्वरूप, वर्ष का लाभ (कर घटाकर) 210.02 करोड़ रुपये से अधिक है । इसमें से 157.52 करोड़ रुपये की राशि (कर घटाकर तथा कानूनी आरक्षितियों को अंतरण घटाकर) का अन्य आरक्षितियों में विनियोजन किया गया है ।

10. भारतीय रिज़र्व बैंक के 10 अक्तूबर 2005 के परिपत्र डीबीओडी सं. बीपी.बीसी.38/25.04.141/2005-06 के अनुसार बैंक ने 31.03.2006 को निवेश उतार-चढ़ाव आरक्षित निधि में बकाया शेष की 5253.89 करोड़ रुपये की राशि राजस्व और आरक्षित निधियों में अंतरित की ।

11. (क) वर्ष 1999-2000 के दौरान, बैंक ने अपनी श्रेणी-II की पूंजी बढ़ाने के लिए कुल 935.87 करोड़ रुपए के 10.80% प्रति वर्ष की स्थायी दर पर अर्धवार्षिक रूप से देय निजी स्थापन द्वारा अप्रतिभूत, गौण ब्याज दर वाले बांड 63 मास के अवधि के लिए जारी किए, जिनमें से प्रत्येक बांड 1,00,000/- रुपए के अंकित मूल्य का था। इन बांडों को देय तिथि अर्थात् 01.07.2005 को परिशोधित किया गया ।

    (ख) वर्ष 2000-2001 के दौरान बैंक ने उद्दिष्ट निजी स्थापन द्वारा अप्रतिभूत गौण ब्याज-दर वाले कुल 2500.00 करोड़ रुपए के बांड, जिनमें से प्रत्येक का अंकित मूल्य 10,00,000/- रुपए था, नकद सममूल्य पर निम्नानुसार जारी किए :

    (i) प्रतिवर्ष देय 11.55% वार्षिक की नियत दर पर और आबंटन की तिथि से 63 मास पश्चात् सममूल्य पर प्रतिदेय 824.80 करोड़ रुपए जिनका 01.04.2006 को प्रतिदान किया गया ।

    (ii) प्रतिवर्ष देय 11.90% वार्षिक की नियत दर पर और आबंटन की तिथि से 87 मास पश्चात् सममूल्य पर प्रतिदेय 1675.20 करोड़ रुपए जो 01.04.2008 को प्रतिदेय हैं ।

    (ग) वर्ष 2000-2001 के दौरान बैंक ने 5.113 मिलियन यूरो का 108 माह के अंत में अर्थात् 12.04.2009 को सममूल्य पर प्रतिदेय अप्रतिभूत एवं गौण ऋण 6.5% वार्षिक की नियत दर पर लिया था । 31 मार्च 2006 को बकाया ऋण की राशि 5.113 मिलियन यूरो (27.61 करोड़ रुपए के समतुल्य) रही । (पिछले वर्ष 28.98 करोड़ रुपए के समतुल्य थी) ।

    (घ) वर्ष 2005-2006 के दौरान, बैंक ने अपनी श्रेणी-II की पूंजी बढ़ाने के लिए कुल 3,283.00 करोड़ रुपए के 7.45% प्रतिवर्ष की स्थायी दर पर वार्षिक रूप से देय निजी स्थापन द्वारा अप्रतिभूत, गौण ब्याज दर वाले बांड जारी किए, जिनमें से प्रत्येक बांड 10,00,000/- के अंकित मूल्य का था। ये बांड आबंटन की तिथि से 113 मास के पश्चात् सममूल्य पर 05.05.2015 को प्रतिदेय हैं. 31 मार्च 2006 को बकाया बांडो का अंकित मूल्य 3,283.00 करोड़ रुपए है ।

भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार प्रकटीकरण :

12. दिनांक 31 मार्च 2006 को बैंक का पूंजी पर्याप्तता अनुपात 11.88% (31 मार्च 2005 को 12.45%) रहा । इस अनुपात का परिकलन भारतीय रिज़र्व बैंक द्वारा जारी दिशा-निर्देशों/निदेशों के आधार पर किया गया है, जिसमें निम्नलिखित शामिल हैं :

	31 मार्च 2006	31 मार्च 2005
श्रेणी I पूंजी	9.36%	8.04%
श्रेणी II पूंज	2.52%	4.41%

SCHEDULE 18

NOTES TO ACCOUNTS:

1. Investments in Regional Rural Banks (RRBs) were hitherto accounted for after netting off provisions towards losses incurred by RRBs in proportion to and not exceeding the Bank's investment. From the current financial year, these investments have been valued at cost, which is in line with the RBI guidelines. Consequently, the profit for the year is higher by Rs.86.86 crore.

2. Interest Earned-Others includes an amount of Rs.1638.46 crore, (previous year Rs.745.28crore) being interest on refund of Income Tax.

3. Other Income includes an amount of Rs.531.54 crore being Exchange Gain on India Millennium Deposits (IMDs) redemption. Consequently, profit (net of tax) for the year is higher by Rs. 352.62 crore.

4. An amount of Rs. 563.52 crore paid to Reserve Bank Of India for maintenance of value (MOV) by debit to Interest Expended Account in the years 2001 and 2002 was received back during the year on redemption of India Millennium Deposits (IMDs) and credited to Interest Expended account. Consequently, profit (net of tax) for the year is higher by Rs. 373.84 crore.

5. Payments to and provisions for employees, under Operating Expenses includes an amount of Rs.312.87 crore, being arrears of salary paid for the previous financial years.

6. An amount of Rs.128 crore, being the write back of provisions rendered surplus (other than advances, investments and investments in subsidiaries and joint ventures), is netted under the head Provisions and Contingencies .

7. During the year, the Bank has invested an amount of USS11,627,895.19 (equivalent to Rs.53.40 crore) in Indo-Nigerian Bank Ltd. (INBL) increasing its stake from 51.59% to 72.95%. This investment was made as part of a scheme of merger of INBL with 4 other local banks to form Sterling Bank Plc, in compliance with Nigerian regulatory requirements. State Bank of India has a stake of 9.24% in Sterling Bank Plc.

8. During the year, the Bank has invested a sum of Rs. 309.24 crore in UTI Asset Management Company Pvt. Ltd. for which consideration has been paid to the Government of India as per its directives. This amount has been considered as a premium on the shares acquired by the Bank in FY 2002-03 for a 25% stake in the Company.

9. As a one-time measure, in terms of RBI guidelines, unreconciled net credit balances (net value of debit and credit entries outstanding) in the Inter Branch Accounts upto 31.03.1999, aggregating Rs. 316.58 crore, has been credited to Profit & Loss Account under the head Miscellaneous Income. Consequently, profit (net of tax) for the year is higher by Rs. 210.02 crore. Out of this, an amount of Rs.157.52 crore (net of tax and net of transfer to statutory reserves) has been appropriated to Other Reserves.

10. In accordance with RBI Circular DBOD No. BP.BC.38/21.04.141/2005-06 dated 10th October 2005, the Bank has transferred as on 31.03.2006 the balances outstanding in the Investment Fluctuation Reserve amounting to Rs. 5253.89 crore to the Revenue and Other Reserves.

11. (a) During the year 1999-2000, the Bank issued by way of private placement, unsecured, subordinated bonds of the face value of Rs.1,00,000/- each for cash at par at a fixed rate of 10.80% p.a., payable semi annually, for a period of 63 months, for an aggregate amount of Rs. 935.87 crore to augment its Tier II capital. These bonds were redeemed on due date i.e. 01.07.2005.

    (b) During the year 2000-2001, the Bank issued by way of structured private placement, unsecured, subordinated bonds of the face value of Rs.10,00,000/- each for cash at par for an aggregate amount of Rs.2500.00 crore, as under:

    (i) Rs.824.80 crore at a fixed rate of 11.55% p.a. payable annually, and redeemable at par at the end of 63 months from the date of allotment, i.e. redeemed on 01.04.2006.

    (ii) Rs.1675.20 crore at a fixed rate of 11.90% p.a. payable annually, and redeemable at par at the end of 87 months from the date of allotment, i.e. redeemable on 01.04.2008.

    (c) During the year 2000-2001, the Bank raised an unsecured, subordinated loan amounting to Euro.5.113 million, at a fixed rate of 6.5 % p.a. redeemable at par at the end of 108 months, i.e. redeemable on 12.4.2009. The loan amount outstanding as at 31st March 2006 is Euro 5.113 million (Rupee equivalent Rs.27.61crore). (previous year Rupee equivalent was Rs 28.98 crore).

    (d) During the year 2005-2006, the Bank issued by way of private placement, unsecured, subordinated bonds of the face value of Rs.10,00,000/- each for cash at par at a fixed rate of 7.45% p.a., payable annually, for an aggregate amount of Rs.3,283 crore to augment its Tier II capital. These bonds are redeemable at par at the end of 113 months from the date of allotment i.e. redeemable on 05.05.2015. The face value of bonds outstanding as at 31st March 2006 is Rs.3,283.00 crore.

DISCLOSURES AS PER RBI GUIDELINES

12. The Capital Adequacy Ratio of the Bank is 11.88 % as at 31st March 2006 (12.45 % as at 31st March 2005). The ratio, arrived at on the basis of guidelines/directives issued by the RBI, comprises:

	31st March 2006	31st March 2005
Tier I Capital	9.36%	8.04%
Tier II Capital	2.52%	4.41%

13. दिनांक 31 मार्च 2006 को निवल अलाभकारी आस्तियाँ, निवल अग्रिमों का 1.87% (31 मार्च 2005 को 2.65%) रहीं।

14. लाभ एवं हानि खाते के "व्यय" शीर्ष के अन्तर्गत सम्मिलित "प्रावधान और आकस्मिक व्यय" मद का अलग-अलग विवरण :

(रु. करोड़ में)

		2005-2006	2004-2005
क)	आयकर के लिए प्रावधान (वर्तमान कर)	1682.71	2447.22
ख)	आयकर के लिए प्रावधान (आस्थगित कर)	357.89	230.62 (जमा)
ग)	अनुषंगी-लाभ कर हेतु प्रावधान	458.00	—
घ)	अन्य करों के लिए प्रावधान	0.88	0.48
ङ)	अलाभकारी आस्तियों के लिए किए गए प्रावधान की राशि (प्रावधान के प्रतिलेखन सहित)	147.81	1204.00
च)	वैश्विक ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	405.17	115.00
छ)	भारत में किए गए विनिधानों में हुआ मूल्यह्रास	3891.85	2326.76
ज)	विदेश स्थित कार्यालयों के विनिधानों में हुआ मूल्यह्रास	6.65	11.60
झ)	अन्य (प्रतिलेखन घटाकर)	-58.41	811.40
	योग	6892.55	6685.84

15. **व्यवसाय अनुपात**

	2005-2006	2004-2005
i) कार्यशील निधियों की तुलना में ब्याज आय का प्रतिशत	7.19%	7.70%
ii) कार्यशील निधियों की तुलना में ब्याजेतर आय का प्रतिशत	1.48%	1.69%
iii) कार्यशील निधियों की तुलना में परिचालन लाभ का प्रतिशत	2.27%	2.61%
iv) आस्तियों से प्रतिलाभ	0.89%	0.99%
v) प्रति कर्मचारी व्यवसाय (जमाराशियां एवं अग्रिम) (रु. हजार में)	29923	24308
vi) प्रति कर्मचारी लाभ (रु. हजार में)	216.76	207.50

13. Net NPAs to Net Advances as at 31st March 2006 is 1.87 % (2.65% as at 31st March 2005).

14. Break-up of the item "Provisions and Contingencies" included under the head "Expenditure" in the Profit and Loss Account:

(Rs.in crore)

		2005-2006	2004-2005
a)	Provision for Income Tax (current tax)	1682.71	2447.22
b)	Provision for Income Tax (deferred tax)	357.89	230.62 (Credit)
c)	Provision for Fringe Benefit Tax	458.00	—
d)	Provision for other taxes	0.88	0.48
e)	Amount of provision made against NPAs (net of write back)	147.81	1204.00
f)	General provision on Standard Assets in the global loan portfolio	405.17	115.00
g)	Depreciation in the value of Investments in India	3891.85	2326.76
h)	Depreciation in the value of Investments in Foreign Offices	6.65	11.60
i)	Others (Net of write back)	-58.41	811.40
	Total	6892.55	6685.84

15. **Business Ratios:**

	2005-2006	2004-2005
i) Interest income as a percentage to Working Funds	7.19%	7.70%
ii) Non-Interest income as a percentage to Working Funds	1.48%	1.69%
iii) Operating Profit as a percentage to Working Funds	2.27%	2.61%
iv) Return on Assets	0.89%	0.99%
v) Business (Deposits and Advances) per employee (Rs. in Thousand)	29923	24308
vi) Profit per employee (Rs. in Thousand)	216.76	207.50

16. **क) 31 मार्च, 2006 की स्थिति के अनुसार आस्तियों और देयताओं की परिपक्वता का स्वरूप (देशी परिचालन):**

a) Maturity Pattern of Assets & Liabilities as at 31st March 2006 (Domestic Operations):

(रु. करोड़ में)
(Rs. in crore)

	1-14 दिन 1-14 days	15-28 दिन 15-28 days	29 दिन - 3 मास 29 days - 3 months	3 मास से अधिक किन्तु 6 मास तक Over 3 months to 6 months	6 मास से अधिक किन्तु 12 मास तक Over 6 months to 12 months	1 वर्ष से अधिक किन्तु 3 वर्ष तक Over 1 year to 3 years	3 वर्ष से अधिक किन्तु 5 वर्ष तक Over 3 years to 5 years	5 वर्ष से अधिक Over 5 years	योग Total
अग्रिम/Advances (रुपये में आंकी गई /	38686.27 (46116.45)	2451.63 (1964.21)	7455.83 (5682.01)	7052.40 (5333.98)	8322.99 (6135.58)	105099.51 (70596.94)	19084.73 (18153.16)	46543.11 (24492.62)	234696.47 (178474.95)
विनिधान/Investments (रुपये में आंकी गई /	948.54 (7219.46)	2171.32 (140.19)	8379.47 (2524.16)	4572.46 (17442.78)	1411.99 (2281.73)	26478.55 (29065.44)	28032.48 (34419.05)	85291.39 (99363.59)	157286.20 (192456.40)
जमाराशियाँ/Deposits (रुपये में आंकी गई /	45607.55 (20718.37)	2635.02 (1596.02)	7943.78 (6962.35)	10270.57 (9257.62)	36063.59 (55760.17)	107904.11 (102493.78)	78600.44 (80550.33)	77203.47 (75460.08)	366228.53 (352798.72)
उधार राशियाँ/Borrowings (रुपये में आंकी गई /	2296.61 (638.46)	(—) (—)	52.84 (34.20)	407.72 (133.13)	556.42 (105.79)	2523.23 (227.59)	573.05 (98.46)	233.21 (4.43)	6642.38 (1242.06)
विदेशी मुद्रा आस्तियाँ Foreign currency assets	18138.55 (17877.60)	2615.07 (1259.27)	7082.13 (3758.47)	2907.85 (5139.52)	2337.36 (3107.47)	3806.44 (3273.27)	2003.46 (2656.80)	1108.18 (737.43)	39999.04 (37809.83)
विदेशी मुद्रा देयताएं Foreign currency liabilities	8842.95 (10232.90)	900.15 (1558.54)	5718.53 (4498.59)	4691.57 (3629.37)	6551.39 (5034.57)	6333.74 (6249.46)	83.34 (8.39)	1.31 (2.96)	33122.98 (31214.78)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2005 के हैं)
(उपर्युक्त आंकड़ों के संकलन में भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार प्रबंधन द्वारा कुछ पूर्वानुमान एवं प्राक्कलन किए गए हैं जिन्हें लेखा-परीक्षकों ने विश्वसनीय माना है)
(Figures in brackets pertain to 31st March 2005)
(In compiling the above data, certain assumptions as per RBI guidelines and estimates have been made by the management and relied upon by Auditors)

ख) 31 मार्च, 2006 की स्थिति के अनुसार आस्तियों और देयताओं की परिपक्वता का स्वरूप (विदेश स्थित कार्यालयों का परिचालन):

b) Maturity Pattern of Assets and Liabilities as at 31st March 2006 (Operations of Foreign Offices):

(रु. करोड़ में)
(Rs. in crore)

	1-7 दिन 1-7 days	8-14 दिन 8-14 days	15-28 दिन 15-28 days	29 दिन एवं 3 मास तक 29 days and upto 3 months	3 मास से अधिक एवं 6 मास तक Over 3 months and upto 6 months	6 मास से अधिक एवं 1 वर्ष तक Over 6 months and upto 1 year	1 वर्ष से अधिक एवं 3 वर्ष तक Over 1 year and upto 3 years	3 वर्ष से अधिक एवं 5 वर्ष तक Over 3 years and upto 5 years	5 वर्ष से अधिक Over 5 years	योग Total
आस्तियां Assets	11059.74 (7428.15)	4301.07 (1019.03)	6804.08 (7181.20)	10843.15 (11175.00)	11278.92 (6873.12)	3734.10 (2709.14)	7737.50 (5882.78)	8189.96 (5481.75)	1591.41 (2248.24)	65539.93 (49998.41)
देयताएं Liabilities	15485.40 (11101.92)	3364.47 (2201.08)	7472.33 (3996.18)	12150.74 (11773.10)	6848.41 (7293.14)	4858.10 (2270.17)	4019.22 (3131.56)	8510.05 (4282.31)	2831.21 (3948.95)	65539.93 (49998.41)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2005 के हैं) (Figures in brackets pertain to 31st March 2005)

17. **अस्थिर क्षेत्रों को ऋणान्वयन**

(क) स्थावर संपदा क्षेत्र के ऋण जोखिम : (रु. करोड़ में)

वर्ग	31.03.2006	31.03.2005
क) प्रत्यक्ष ऋण जोखिम	27942.07	12685.30
i) आवासीय बंधक	23248.97	9084.65
जिनमें से व्यक्तीगत आवास ऋण 15 लाख रुपये तक	16704.62	7880.63
ii) वाणिज्यिक स्थावर संपदा	4574.16	3552.87
iii) बंधक समर्थित प्रतिभूतियों (एमबीएस) तथा अन्य प्रतिभूतिकृत ऋण जोखिमों में विनिधान -		
क) आवासीय	6.85	29.35
ख) वाणिज्यिक स्थावर संपदा	112.09	18.43
ख) अप्रत्यक्ष ऋण जोखिम		
राष्ट्रीय आवास बैंक (एनएचबी) तथा आवास वित्तीय कंपनियों (एचएफसी) में निधि आधारित और गैर-निधि आधारित ऋण जोखिम	4779.27	3865.39

(ख) पूंजी बाजार में ऋण जोखिम : (रु. करोड़ में)

मदें	31.03.2006	31.03.2005
i) ईक्विटी शेयरों में विनिधान	1518.02	1124.21
ii) बांड/परिवर्तनशील डिबेंचरों में विनिधान	105.76	104.28
iii) ईक्विटी-उन्मुख म्युचुअल फंडों की यूनिटों में विनिधान	651.06	416.81
iv) ईक्विटी शेयरों (इसमे प्रारंभिक सार्वजनिक प्रस्ताव (आईपीओ)/कर्मचारी स्टॉक विकल्प योजनाएं (ईएसओपीएस), बांड और डिबेंचर, ईक्विटी उन्मुख म्युचुअल फंडों की युनिटें शामिल हैं) में विनिधान के लिए व्यक्तियों को दिए जाने वाले शेयरों के सापेक्ष अग्रिम	63.54	46.04
v) शेयरदलालों को प्रतिभूत और अप्रतिभूत अग्रिम तथा तथा शेयरदलालों एवं शेयर संतुलनकर्ताओं के पक्ष में जारी गारंटियाँ	0.32	0.23
पूंजी बाजार के कुल ऋण जोखिम (i+ii+iii+iv+v)	2338.70	1691.57
vi) ऊपर (v) के कुल वित्त शेयरदलालों को मार्जिन व्यापार के लिए दिए गए	शून्य	शून्य

18. ***(क) अलाभकारी आस्तियों का उतार-चढ़ाव :*** (रु. करोड़ में)

	2005-2006	2004-2005
वर्ष के आरंभ में कुल अलाभकारी आस्तियाँ	12455.73	12667.21
जोड़ें : वर्ष के दौरान परिवर्धन	4366.65	4284.60
घटाएं : वर्ष के दौरान कमी (1809.66 करोड़ रुपए की अपलिखित राशि सहित) (पिछले वर्ष 1337.46 करोड़ रुपए)	6446.62	4496.08
वर्ष के अंत में कुल अलाभकारी आस्तियाँ	10375.76	12455.73

(ख) निवल अलाभकारी आस्तियों का उतार-चढ़ाव : (रु. करोड़ में)

	2005-2006	2004-2005
वर्ष के आरंभ में कुल अलाभकारी आस्तियाँ	5348.89	5441.73
जोड़ें : वर्ष के दौरान परिवर्धन	4241.27	2301.97
घटाएं : वर्ष के दौरान कमी (72.76 करोड़ रुपए की अपलिखित राशि सहित) (पिछले वर्ष 61.46 करोड़ रुपए)	4683.74	2394.81
वर्ष के अंत में निवल अलाभकारी आस्तियाँ	4906.42	5348.89

17. **Lending to Sensitive Sectors:**

(a) Exposure to Real Estate Sector : (Rs. in crore)

Category	31.03.2006	31.03.2005
a) Direct exposure	27942.07	12685.30
i) Residential Mortgages of which individual housing loans upto Rs. 15 lakhs	23248.97 16704.62	9084.65 7880.63
ii) Commercial Real Estate	4574.16	3552.87
iii) Investments in Mortgage Backed Securities (MBS) and other securitiesed exposures -		
a) Residential	6.85	29.35
b) Commercial Real Estate	112.09	18.43
b) Indirect exposure - Fund based and non-fund based exposures on National Housing Bank (NHB) and Housing Finance Companies (HFCs)	4779.27	3865.39

(b) Exposure to Capital Market : (Rs. in crore)

Item	31.03.2006	31.03.2005
i) Investments in equity shares	1518.02	1124.21
ii) Investments in bonds/ convertable debentures	105.76	104.28
iii) Investments in units of equity-oriented Mutual Funds	651.06	416.81
iv) Advances against shares to individuals for investment in equity shares (including IPOs/ESOPS), bonds and debentures, units of equity oriented Mutual Funds	63.54	46.04
v) Secured and unsecured advances to stock brokers and guarantees issued on behalf of stock brokers and market makers:	0.32	0.23
***Total Exposures to capital market* (i+ii+iii+iv+v)**	2338.70	1691.57
vi) Of (v) above, the total finance extended to stock brokers for margin trading	NIL	NIL

18. **(a) Movements in NPAs:** (Rs. in crore)

	2005-2006	2004-2005
Gross NPAs as at the beginning of the year	12455.73	12667.21
Add: Additions during the year	4366.65	4284.60
Less: Reductions during the year (including write off of Rs. 1809.66 crore), (Rs. 1337.46 crore in the previous year)	6446.62	4496.08
Gross NPAs as at the end of the year	10375.76	12455.73

(b) Movements in Net NPAs: (Rs. in crore)

	2005-2006	2004-2005
Net NPAs as at the beginning of the year	5348.89	5441.73
Add: Additions during the year	4241.27	2301.97
Less: Reductions during the year (including write off of Rs.72.76 crore), (Rs. 61.46 crore in the previous year)	4683.74	2394.81
Net NPAs as at the end of the year	4906.42	5348.89

19. वर्ष 2005-2006 के दौरान पुनर्रचना के अधीन ऋण आस्तियाँ

Loan Assets subjected to restructuring during the year 2005-06:

(रु. करोड़ में)
(Rs. in crore)

	कारपोरेट ऋण पुनर्रचना (सीडीआर) एवं लघु और मध्यम उद्यम Other than under Corporate Debt Restructuring (CDR) & SME Scheme	लघु और मध्यम उद्यम (एसएमइ) योजना के अधीन Under Small & Medium Enterprises (SMEs) Scheme	कारपोरेट ऋण पुर्नरचना (सीडीआर) योजना के अधीन Under Corporate Debt Restructuring (CDR) Scheme	योग Total
(i) पुनर्रचना के अधीन मानक आस्तियों की राशि Amount of Standard Assets subjected to restructuring	270.43 (1031.38)	51.52	98.08 (2703.99)	420.03 (3735.37)
(ii) पुनर्रचना के अधीन अवमानक आस्तियों की राशि Amount of Sub-standard Assets subjected to restructuring	225.03 (258.67)	6.86	210.05 (298.04)	441.94 (556.71)
(iii) पुनर्रचना के अधीन संदिग्ध आस्तियों की राशि Amount of Doubtful Assets subjected to restructuring	406.70 (137.45)	23.50	134.69 (416.36)	564.89 (553.81)
योग/Total	902.16 (1427.50)	81.88	442.82 (3418.39)	1426.86 (4845.89)

(कोष्ठक में दिए गए आंकड़े पिछले वर्ष के हैं)
(Figures in brackets pertain to the previous year)

20. i) सांविधिक चलनिधि अनुपातेतर (नॉन-एसएलआर) विनिधानों की निर्गमकर्ता संरचना :

i) Issuer composition of Non-SLR investments :

(रु. करोड़ में)
(Rs. in crore)

सं. No.	निर्गमकर्ता Issuer	राशि Amount	निजी स्थापन की मात्रा Extent of private placement	'विनिधान श्रेणी से कम' प्रतिभूतियों की मात्रा Extent of 'below investment grade' Securities	'बिना रेटिंग वाली' प्रतिभूतियों की मात्रा Extent of 'unrated' Securities	'असूचीगत' प्रतिभूतियों की मात्रा Extent of 'unlisted' Securities
(1)	(2)	(3)	(4)	(5)	(6)	(7)
1	सार्वजनिक क्षेत्र के उपक्रम PSUs	6195.41 (8700.31)	1123.06 (1179.42)	— (—)	33.27 (89.38)	299.13 (549.17)
2	वित्तीय संस्थाएं FIs	1198.25 (1168.53)	1196.87 (1167.49)	— (—)	255.90 (255.90)	255.90 (255.90)
3	बैंक Banks	2624.38 (1834.79)	2473.95 (1812.66)	— (—)	5.00 (5.00)	45.00 (45.00)
4	निजी कारपोरेट Private Corporates	1859.31 (2808.42)	630.46 (803.56)	— (—)	601.30 (629.81)	638.00 (1647.83)
5	अनुषंगियां/संयुक्त उद्यम Subsidiaries/Joint Ventures	2067.33 (1712.59)	— (—)	— (—)	— (—)	— (—)
6	अन्य Others	5615.44 (1411.23)	4518.95 (463.66)	— (—)	25.00 (25.00)	— (Nil)
7	मूल्यह्रास के लिए रखा गया प्रावधान Provision held towards depreciation	449.96 (334.68)	— (—)	— (—)	— (—)	— (—)
	योग Total	19110.16 (17301.19)	9943.29 (5426.79)	— (—)	920.47 (1005.09)	1238.03 (2497.90)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2004 के हैं)
(Figures in brackets pertain to 31st March 2004)

ii) अलाभकारी सांविधिक चलनिधि अनुपातेतर (नॉन एसएलआर) विनिधान

(रु. करोड़ में)

विवरण	2005-06	2004-05
अथ शेष	221.97	201.77
वर्ष के दौरान परिवर्धन	93.29	133.08
उक्त अवधि के दौरान कमी	60.69	112.88
इति शेष	254.57	221.97
रखे गए कुल प्रावधान	232.24	172.22

ii) Non-performing Non-SLR investments:

(Rs. in crore)

Particulars	2005-06	2004-05
Opening Balance	221.97	201.77
Additions during the year	93.29	133.08
Reductions during the above period	60.69	112.88
Closing Balance	254.57	221.97
Total Provisions held	232.24	172.22

(iii) अलाभकारी आस्तियों, मूल्यह्रास एवं विनिधानों के प्रति किए गए प्रावधानों का उतार-चढ़ाव:

(रु. करोड़ में)

	अलाभकारी आस्तियों के लिए प्रावधान (मानक आस्तियों पर प्रावधानों को छोड़कर)		विनिधानों पर मूल्यह्रास एवं प्रावधान	
	2005-06	2004-05	2005-06	2004-05
अथशेष	6219.50	6412.39	3075.24	1699.36
जोड़ें : वर्ष के दौरान किए गए प्रावधान (840.00 करोड़ रुपए के घटाए गए अपलिखित अस्थायी अलाभकारी आस्तियों के प्रावधान (पिछले वर्ष 700.00 करोड़ रुपए)	173.76	1956.78	3925.87	2223.62
घटाएं : अतिरिक्त प्रावधानों का अपलेखन/प्रतिलेखन	1762.88	2149.67	844.35	847.74
इति शेष	4630.40	6219.50	6156.76	3075.24

(iv) रिपो लेनदेन:

(रु. करोड़ में)

	वर्ष के दौरान न्यूनतम बकाया राशि	वर्ष के दौरान अधिकतम बकाया राशि	वर्ष के दौरान दैनिक औसत बकाया राशि	31 मार्च 2006 को
रिपो के अधीन बिक्री की गई प्रतिभूतियाँ [चलनिधि समायोजन सुविधा (एलएएफ)]	1050.00 (1000.00)	5250.00 (5450.87)	110.75 (115.61)	2100.00 (—)
प्रत्यावर्तित रिपो (एलएएफ) के अधीन क्रय की गई प्रतिभूतियाँ	630.00 (800.00)	15750.00 (9600.00)	1632.25 (646.03)	— (7000.00)
रिपो (बाजार रिपो) के अधीन बिक्री की गई प्रतिभूतियाँ	29.50 (101.00)	3958.00 (101.00)	255.12 (0.28)	— (—)
प्रत्यावर्तित रिपो (बाजार रिपो) के अधीन क्रय की गई प्रतिभूतियाँ	150.00 (49.45)	2549.00 (5441.46)	40.52 (397.51)	— (—)

(पिछले वर्ष के आंकड़े कोष्ठकों में दिए गए हैं)

(v) डेरीवेटिवों में जोखिम ऋण:

गुणात्मक प्रकटीकरण:

वर्तमान में बैंक काउंटर (ओटीसी) पर ब्याज दर और मुद्रा डेरीवेटिवों का लेनदेन करता है । बैंक द्वारा जिन ब्याज दर डेरीवेटिवों का लेनदेन किया गया उनमें रुपया ब्याज दर विनिमय, विदेशी मुद्रा ब्याज दर विनिमय और वायदा दर करार शामिल है । बैंक द्वारा जिन मुद्रा डेरीवेटिवों का लेनदेन किया गया उनमें, मुद्रा विनिमय, रुपया डालर विकल्प और परस्पर-मुद्रा विकल्प शामिल हैं. बैंक के ग्राहकों को उत्पादों के विक्रय प्रस्ताव, उनके निवेशों पर नियंत्रण करने के लिए दिए जाते हैं और बैंक ऐसे निवेशों की रक्षा के लिए डेरीवेटिव संविदाएँ निष्पादित करता है. बैंक द्वारा डेरीवेटिवों का प्रयोग व्यापार के साथ-साथ तुलनपत्र की मदों की प्रतिरक्षा के लिए भी किया जाता है ।

डेरीवेटिव लेनदेन में बाजार जोखिम शामिल हैं अर्थात ब्याज दरों/विनिमय दरों और ऋण जोखिम में प्रतिकूल उतार-चढ़ाव के कारण बैंक को संभाव्य हानि उठानी पड़ सकती है अर्थात यदि प्रतिपक्ष अपनी बाध्यताओं का पालन नहीं करते हैं तो बैंक को संभाव्य हानि उठानी पड़ सकती है । बोर्ड द्वारा अनुमोदित बैंक की "डेरीवेटिव नीति" बाजार जोखिम (हानि की कटौती के सतर्कता बिन्दु, आरंभिक राशि सीमा, अवधि, आशोधित अवधि पीवी 01, आदि) को नियंत्रित और व्यवस्थित करने के जोखिम मानदंडों को निर्धारित करती है । यह नीति ग्राहक-पात्रता, मानदण्ड (ऋण पात्रता निर्धारण, संपर्क अवधि आदि); भी निर्धारित करती है । प्रतिपक्षों द्वारा इन मानदण्डों को पूरा करने, बाध्यताओं का पालन करने की क्षमता को ध्यान मे रखते हुए समुचित प्रतिपक्षी ऋण सीमा निर्धारित करने तथा प्रत्येक प्रतिपक्ष से आइएसडीए करार करने से ही डिरेवेटिव लेन-देन कर ऋण जोखिम पर नियंत्रण किया जाता है ।

इन ऋण जोखिमों के कुशल प्रबंधन का सर्वेक्षण आस्ति देयता प्रबंधन समिति (एएलसीओ) करती है । बैंक के कोष का मध्य-कार्यालय और जोखिम नियंत्रण (एमओआरसी) विभाग डेरीवेटिव लेनदेन से सम्बद्ध बाजार जोखिम का स्वतंत्र रूप से अभिनिर्धारण, आकलन, नियंत्रण करता है, इन जोखिमों को नियंत्रित एवं व्यवस्थित करने में आस्ति-देयता प्रबंधन समिति (एएलसीओ) की सहायता करता है तथा बोर्ड की जोखिम प्रबंधन समिति (आरएमसीबी) में नीति निर्धारण के अनुपालन की नियमित अंतराल पर रिपोर्ट करता है।

भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार डेरीवेटिवों की लेखा नीति तैयार की गई है।

(iii) Movement of provisions held towards NPAs, depreciation and provisions on investments:

(Rs. in crore)

	Provisions for NPAs (excluding provisions on Standard Assets)		depreciation and provisioning on investments	
	2005-06	2004-05	2005-06	2004-05
Opening Balance	6219.50	6412.39	3075.24	1699.36
Add : Provisions made during the year (net of write-back of Floating NPA provision of Rs.840.00 cr) (previous year Rs. 700 cr)	173.78	1956.78	3925.87	2223.62
Less : Write off/write-back of excess provisions	1762.88	2149.67	844.35	847.74
Closing Balance	4630.40	6219.50	6156.76	3075.24

(iv) Repo Transactions:

(Rs. in crore)

	Minimum outstanding during the year	*Maximum* outstanding during the year	*Daily average* outstanding during the year	*As at* 31st March 2006
Securities sold under Repos [Liquidity Adjustment Facility (LAF)]	1050.00 (1000.00)	5250.00 (5450.87)	110.75 (115.61)	2100.00 (—)
Securities purchased under Reverse Repos (LAF)	630.00 (800.00)	15750.00 (9600.00)	1632.25 (646.03)	— (7000.00)
Securities sold under Repos (Market Repo)	29.50 (101.00)	3958.00 (101.00)	255.12 (0.28)	— (—)
Securities purchased under Reverse Repos (Market Repo)	150.00 (49.45)	2549.00 (5441.46)	40.52 (397.51)	— (—)

(Previous year's figures are given in brackets)

(v) Risk exposures in Derivatives:

Qualitative Disclosure:

The Bank currently deals in over-the-counter (OTC) interest rate and currency derivatives. Interest rate derivatives dealt with by the Bank are rupee interest rate swaps, foreign currency interest rate. swaps and forward rate agreements. Currency derivatives dealt with by the Bank are currency swaps, rupee dollar options and cross-currency options. The products are offered to the Bank's customers to manage their exposures and the Bank enters into derivative contracts to cover such exposures. Derivatives are also used by the Bank both for trading as well as hedging on-balance sheet items.

Derivative transactions carry market risk i.e. the probable loss the Bank may incur as a result of adverse movements in interest rates/exchange rates and credit risk i.e. the probable loss the Bank may incur if the counterparties fail to meet their obligations. The Bank's "Policy for Derivatives" approved by the Board prescribes risk parameters to control and manage market risk (cut-loss triggers, open position limits, duration, modified duration, PV01 etc.), The Policy also prescribes customer eligibility criteria (credit rating, tenure of relationship etc.), credit risk is controlled by entering into derivative transactions only with counterparties satisfying these criteria, setting appropriate counterparty exposure limits taking into account ability to honour obligations and entering into ISDA agreements with each counterparty.

The Asset Liability Management Committee (ALCO) of the Bank oversees efficient management of these risks. The Bank's Mid-Office and Risk Control (MORC) Department at Treasury independently identifies, measures, monitors market risk associated with derivative transactions, assists ALCO in controlling and managing these risks and reports compliance with policy prescriptions to the Risk Management Committee of the Board (RMCB) at regular intervals.

The accounting policy for derivatives has been drawn-up in accordance with RBI guidelines.

मात्रात्मक प्रकटीकरण

(रु. करोड़ में)

सं.	विवरण	मुद्रा डेरीवेटिव 31.03.2006	ब्याज दर डेरीवेटिव 31.03.2006
1.	डेरीवेटिव (कल्पित मूल राशि)		
	क) प्रतिरक्षा के लिए	3293.79	21219.72
		(3696.80)	(104393.80)
	ख) व्यापार के लिए	6377.87	76748.21
		(3095.53)	(20830.42)
2.	बाजार स्थिति के अनुसार बही में अंकित मूल्य		
	क) आस्ति (+)	—	57.55
		(—)	(4.26)
	ख) देयता (-)	—	-97.08
		(0.18)	(19.58)
3.	जमा ऋण जोखिम	3945.84	1135.47
		(1387.86)	(178.43)
4.	ब्याज दर (100* पीवी 01) में एक प्रतिशत परिवर्तन का संभाव्य प्रभाव		
	क) प्रतिरक्षा डेरीवेटिव पर	—	136.62
		(—)	(1.03)
	ख) व्यापार डेरीवेटिव पर	0.82	70.74
		(0.34)	(5.65)
5.	वर्ष के दौरान अनुपालन किए गए 100* पीवी 01 का अधिकतम एवं न्यूनतम		
	क) प्रतिरक्षा पर	—	170.19 & 30.19
		(—)	(0.04 & 3.14)
	ख) व्यापार पर	82.06 & -13.46	106.80 & -35.81
		(—)	(0.18 & 13.26)

(पिछले वर्ष के आंकड़े कोष्ठकों में दिए गए हैं)

(vi) विनिमय व्यापार ब्याज-दर डेरीवेटिव :

(रु. करोड़ में)

सं.	विवरण	राशि
i)	विनिमय व्यापार ब्याज-दर डेरीवेटिवों की वर्ष के दौरान कल्पित मूल राशि (लिखतवार)	शून्य
ii)	विनिमय व्यापार ब्याज-दर डेरीवेटिवों की 31 मार्च 2006 को बकाया कल्पित मूल राशि (लिखतवार)	शून्य
iii)	विनिमय व्यापार ब्याज-दर डेरीवेटिवों की बकाया और 'अत्यधिक प्रभावी' नही कल्पित मूल राशि (लिखतवार)	शून्य
iv)	विनिमय व्यापार ब्याज-दर डेरीवेटिवों के बकाया और "अत्यधिक प्रभावी" नहीं अंकित बाजार मूल्य (लिखतवार)	शून्य

(पिछले वर्ष के आंकड़े कोष्ठकों में दिए गए हैं)

(vii) वायदा दर करार/ब्याज दर विनिमय :

(रु. करोड़ में)

	मदें	31.03.2006	31.03.2005
i)	विनिमय करारों की कल्पित मूल राशि	99396.32	45764.71
ii)	प्रतिपक्षों द्वारा करार के अधीन उनकी बाध्यताओं को पूरा करने में अक्षम होने पर उठाई जाने वाली हानियाँ	38.65	79.81
iii)	विनिमय में शामिल होने पर बैंक द्वारा अपेक्षित संपार्श्विक	—	—
iv)	विनिमय से उद्भूत ऋण जोखिम का केन्द्रीकरण	—	—
v)	विनिमय बही का उचित मूल्य	-82.52	82.03

21. श्रेणी-वार देश-वार जोखिम ऋण

प्रत्येक देश के साथ किए गए विदेशी मुद्रा लेनदेनों के संबंध में 31 मार्च 2006 को समाप्त वर्ष के लिए बैंक के निवल निधिक ऋण बैंक की कुल आस्तियों के 1% कम हैं, भारतीय रिज़र्व बैंक के परिपत्र के अनुसार किसी प्रावधान तथा प्रकटीकरण की जरूरत नहीं है ।

Quantitative Disclosures:

(Rs. in crore)

No.	Particulars	Currency Derivaties 31.03.2006	Interest Rate Derivaties 31.03.2006
1.	Derivatives (Notional Principal Amount)		
	a) For hedging	3293.79	21219.72
		(3696.80)	(104393.80)
	b) For trading	6377.87	76748.21
		(3095.53)	(20830.42)
2.	Marked to Market Positions		
	a) Asset (+)	—	57.55
		(—)	(4.26)
	b) Liability (-)	—	-97.08
		(0.18)	(19.58)
3.	Credit Exposure	3945.84	1135.47
		(1387.86)	(178.43)
4.	Likely impact of one percentage change in interest rate (100* PV01)		
	a) on hedging derivatives	—	136.62
		(—)	(1.03)
	b) on trading derivatives	0.82	70.74
		(0.34)	(5.65)
5.	Maximum and Minimum of 100*PV01 observed during the year		
	a) on hedging	—	170.19 & 30.19
		(—)	(0.04 & 3.14)
	b) on trading	82.06 & -13.46	106.80 & -35.81
		(—)	(0.18 & 13.26)

(Previous year's figures are given in brackets)

(vi) Exchange Traded Interest Rate Derivatives:

(Rs. in crore)

No.	Particulars	Amount
i)	Notional principal amount of exchange traded interest rate derivatives undertaken during the year (Instrument-wise)	NIL
ii)	Notional principal amount of exchange traded interest rate derivatives outstanding as at 31st March 2006 (instrument-wise)	NIL
iii)	Notional principal amount of exchange traded interest rate derivatives outstanding and not 'highly effective' (Instrument-wise)	NIL
iv)	Marked-to-market value of exchange traded interest rate derivatives outstanding and not 'highly effective' (instrument-wise)	NIL

(Previous year's figures are given in brackets)

(vii) Forward Rate Agreement/Interest Rate Swap:

(Rs. in crore)

	Items	31.03.2006	31.03.2005
i)	The notional principal of swap agreements	99396.32	45764.71
ii)	Losses which would be incurred if counterparties fail to fulfil their obligations under the agreement	38.65	79.81
iii)	Collateral required by the Bank upon entering into swaps	—	—
iv)	Concentration of credit risk arising from the swaps	—	—
v)	The fair value of the swap book	-82.52	82.03

21. Risk Category-wise Country-wise Exposure:

As the Bank's net funded exposure for the year ended 31st March 2006 in respect of the foreign exchange transactions with each country is below 1% of the total assets of the Bank, no provision and disclosure are required as per RBI circular.

22. वर्ष के दौरान बैंक ने जहाँ विवेकसम्मत ऋण जोखिम का अतिक्रमण किया है - ऐसे ऋण जोखिमों का विवरण :
Details of credit exposures where the bank had exceeded the Prudential Exposure during the year :

(रु. करोड़ में)
(Rs. in crore)

सं. No.	उधारकर्ता का नाम Name of the Borrower	ऋण जोखिम की उच्चतम सीमा (चरम स्तर) Exposure ceiling (Peak Level)	संस्वीकृत सीमा Limit sanctioned	अवधि जिस दौरान सीमा का अतिक्रमण हुआ Period during which limit exceeded	संस्वीकृति के समय बकाया राशि Amount Outstanding when the limit was sanctioned	31.03.06 की स्थिति (बकाया राशि) Position as on 31.03.06 (outstanding)
1.	इंडियन ऑयल कारपोरेशन समूह Indian Oil Corpn. Group	3791	7652	अप्रैल 2005 से मार्च 2006 April 2005 to Mar. 2006	5041	5205
2.	भारत हैवी इलैक्ट्रिकल्स Bharat Heavy Electricals	3791	4507	अप्रैल 2005 से मार्च 2006 April 2005 to Mar. 2006	3019	3639
3.	रिलायंस इंडस्ट्रीज समूह Reliance Industries Group	3791	4269	अप्रैल 2005 से मार्च 2006 April 2005 to Mar. 2006	3003	3771
4.	एचडीएफसी HDFC	3791	4420	अप्रैल 2005 से मार्च 2006 April 2005 to Mar. 2006	4420	3933

23. **वर्ष के दौरान भारतीय रिज़र्व बैंक द्वारा लगाए गए दंड :** शून्य

24. **क) वर्ष के दौरान आस्ति पुनर्निर्माण कंपनियों (एआरसीआइएल) को प्रतिभूति रसीदों/नगदी पर बिक्री की गई वित्तीय आस्तियों का विवरण**

(रु. करोड़ में)

सं.	मदें	वित्तीय वर्ष 2005-06	वित्तीय वर्ष 2004-05
क.	खातों की संख्या	131	114
ख.	प्रतिभूतिकरण/पुनर्निर्माण कंपनियों को बिक्री किए गए खातों का कुल मूल्य (प्रावधान घटाकर)	203.68 *	173.21
ग.	समग्र प्रतिफल	196.78 **	145.48
घ.	पूर्ववर्ती वर्षों में अंतरित खातों के संबंध में प्राप्त अतिरिक्त प्रतिफल	शून्य	शून्य
ङ.	निवल बही मूल्य से अधिक कुल हानि	6.90	27.73

* इसमें 893.00 करोड़ रुपये की मूल बकाया राशि सम्मिलित है जिसमें 330.41 करोड़ रुपये की अलाभकारी आस्तियाँ, जिनके लिए 126.73 करोड़ रुपये का प्रावधान उपलब्ध है, और वसूली अधीन अग्रिम खाते (अपलिखित खातों) की 562.59 करोड़ रुपये की राशि शामिल है ।

** 262.92 करोड़ रुपये के समग्र मूल्य में से प्रतिभूति रसीद आधार पर बिक्री की राशि 207.72 करोड़ रुपये है जिसमें भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार बिक्री प्रतिफल 141.58 करोड़ रुपये माना गया था जो प्रतिभूति रसीद के प्रतिशोधन मूल्य (अंकित मूल्य) और निवल बही मूल्य से कम था । नकद बिक्री प्रतिफल (55.20 करोड़ रुपये) को शामिल करने के बाद समग्र प्रतिफल 196.78 करोड़ रुपये माना गया था ।

ख) बैंकों/वित्तीय संस्थाओं/गैर-बैंकिंग वित्तीय कंपनियों को नगद स्वरूप बिक्री की गई आस्तियाँ:

(रु. करोड़ में)

क.	बिक्री किए गए खातो की संख्या	290
ख.	कुल बकाया	#1140.77
ग.	कुल प्राप्त प्रतिफल	232.22

इसमें वसूली के अधीन अग्रिम खाते (एयूसीए) में निहित (936.41 करोड़ रुपये) की अपलिखित राशि शामिल है ।

लेखा मानकों के अनुसार प्रकटीकरण:

25. **खंडवार सूचना**

25.1 **खंड अभिनिर्धारण:**

निम्नलिखित खंडों का अभिनिर्धारण किया गया है:

प्राथमिक (व्यवसाय खंड)	बैंकिंग परिचालन राजकोषीय परिचालन
द्वितीयक (भौगोलिक खंड)	देशी परिचालन विदेशी परिचालन

25.2 **अंतर-खंडीय अंतरणों का मूल्य-निर्धारण :**

बैंकिंग परिचालन खंड प्राथमिक संसाधन-संग्रहण इकाई है । राजकोषीय परिचालन खंड बैंकिंग परिचालन खंड से निधियाँ प्राप्त करता है । राजकोषीय परिचालन खंड को उधार दी गई निधियों के लागत की गणना बैंकिंग परिचालन खंड की जमाराशियां तथा जमाराशियों के संग्रहण में हुए परिचालन व्यय के आधार पर की जाती है ।

25.3 **व्यय-आबंटन**

क) कारपोरेट केंद्र की संस्थापनाओं में किए गए व्यय जो सीधे बैंकिंग परिचालन खंड अथवा राजकोषीय परिचालन खंड से संबंधित है, तदनुसार आबंटित किए गए हैं ।

ख) सीधे संबंध न रखने वाले व्यय प्रत्येक खंड के कर्मचारियों की संख्या/सीधे संबंध रखनेवाले व्यय के अनुपात के आधार पर आबंटित किए गए हैं ।

23. **Penalties imposed by RBI during the year:** NIL

24. **a) Assets sold to Asset Reconstruction Companies against Security Receipts/Cash:**

(Rs. in crore)

No.	Items	FY 2005-06	FY 2004-05
A.	No. of accounts	131	114
B.	Aggregate value (net of provisions) of accounts sold to Securitization/ Reconstruction Companies	*203.68	173.21
C.	Aggregate consideration	**196.78	145.48
D.	Additional consideration received in respect of accounts transferred in earlier years	NIL	NIL
E.	Aggregate loss over net book value	6.90	27.73

* Comprises Principal Outstanding of Rs.893 crore which includes Rs.330.41 crore in NPAs against which provision available is Rs.126.73 crore and Rs.562.59 crore in Advances Under Collection Account (AUCA) (written off accounts).

** Out of the aggregate price of Rs.262.92 crore, sale on Security Receipts (SRs) basis amounted to Rs.207.72 crore where the sale consideration was recognised at Rs.141.58 crore, being lower of the redemption value (face value) of SRs and Net Book Value (NBV) as per RBI guidelines. Taken together with the cash sale consideration (Rs.55.20 crore), the aggregate consideration was recognised at Rs.196.78 crore.

b) Assets sold to Banks/FIS/NBFCs on Cash Basis :

(Rs. in crore)

A.	No. of accounts sold	290
B.	Aggregate outstandings	#1140.77
C.	Aggregate consideration received	232.22

Includes written off amounts [Rs. 936.41 crore parked in Advances Under Collection Account (AUCA).]

DISCLOSURES AS PER ACCOUNTING STANDARDS:

25. **SEGMENTAL REPORTING:**

25.1 **Segment Identification :**

The following segments have been identified :

Primary (Business Segment)	Banking Operations Treasury Operations
Secondary (Geographical Segment)	Domestic Operations Foreign Operations

25.2 **Pricing of Inter-segmental transfers:**

The Banking Operations segment is the primary resource mobilising unit. The Treasury Operations segment is a recipient of funds from Banking Operations segment. The cost of funds lent to Treasury is computed at the cost of deposits of Banking Operations segment plus operating expenses incurred for mobilizing deposits.

25.3 **Allocation of Expenses:**

a) Expenses incurred at Corporate Centre establishments directly attributable either to Banking Operations segment or to Treasury Operations segment, are allocated accordingly.

b) Expenses not directly attributable are allocated on the basis of the ratio of number of employees in each of the segments / ratio of directly attributable expenses.

25.4 प्रकटीकरण/DISCLOSURES:
भाग क : प्राथमिक खंड
PART A : PRIMARY SEGMENT:

(रु. करोड़ में)
(Rs. in crore)

व्यवसाय खंड Business Segments	वैंकिंग परिचालन Banking Operations		राजकोषीय परिचालन Treasury Operations		निरसन Eliminations		योग Total	
	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व Revenue *	35265.88	32403.55	17436.77	20111.78	11474.69	14132.91	41227.96	38382.42
परिणाम Results *	6042.34	5404.63	-1991.32	1060.98	—	—	4051.02	6465.61
अनाबंटित Un-allocated *							1918.65	55.99
परिचालन लाभ Operating Profit *							5969.67	6521.60
आय कर Income Tax *							2499.48	2217.08
असाधारण लाभ/हानि की मदें Extraordinary items of profit/loss *	936.48	—	—	—	—	—	936.48	—
निवल लाभ Net Profit *							4406.67	4304.52
अन्य सूचना OTHER INFORMATION#								
खंड आस्तियाँ Segment Assets	382211.31	427057.00	219555.40	216956.54	110480.29	188115.00	491286.42	455898.54
अनाबंटित आस्तियाँ Unallocated Assets							2583.13	3984.33
कुल आस्तियाँ Total Assets							493869.55	459882.87
खंड देयताएँ Segment Liabilities	357682.71	404730.11	216439.91	215211.31	108709.24	184130.69	465413.38	435810.73
अनाबंटित देयताएँ Unallocated Liabilities							812.08	0.00
कुल देयताएँ Total Liabilities							466225.46	435810.73

भाग ख : द्वितीयक खंड
PART B : SECONDARY SEGMENT:

(रु. करोड़ में)
(Rs. in crore)

भौगोलिक खंड Geographical Segments	देशी परिचालन Domestic Operations		विदेशी परिचालन Foreign Operations		योग Total	
	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व Revenue *	38539.59	36987.61	2688.37	1394.81	41227.96	38382.42
आस्तियाँ Assets #	450323.25	429282.13	43546.30	30600.74	493869.55	459882.87

* : वर्ष 2005-2006 का योग # : 31-03-2006 को शेष राशियाँ
* : TOTAL FOR THE YEAR 2005-2006 # : BALANCES AS AT 31-03-2006

26. संबंधित पक्ष प्रकटीकरण :

क. संबंधित पक्ष :

क) अनुषंगियाँ

देशी बैंकिंग अनुषंगियाँ

स्टेट बैंक ऑफ बीकानेर एंड जयपुर
स्टेट बैंक ऑफ हैदराबाद
स्टेट बैंक ऑफ इंदौर
स्टेट बैंक ऑफ मैसूर
स्टेट बैंक ऑफ पटियाला
स्टेट बैंक ऑफ सौराष्ट्र
स्टेट बैंक ऑफ त्रावणकोर
एसबीआइ कमर्शियल एंड इंटरनेशनल बैंक लि.

देशी गैर-बैंकिंग अनुषंगियाँ

एसबीआइ फैक्टर्स एंड कामर्शियल सर्विसेज़ प्रा. लि.
एसबीआइ कैपिटल मार्केट्स लिमिटेड
एसबीआइ डीएफएचआइ लिमिटेड
एसबीआइ म्यूच्युअल फंड ट्रस्टी कंपनी प्रा. लि.

26. RELATED PARTY DISCLOSURES:

A. Related Parties:

a) SUBSIDIARIES:

DOMESTIC BANKING SUBSIDIARIES

State Bank of Bikaner & Jaipur
State Bank of Hyderabad
State Bank of Indore
State Bank of Mysore
State Bank of Patiala
State Bank of Saurashtra
State Bank of Travancore
SBI Commercial and International Bank Ltd.

DOMESTIC NON-BANKING SUBSIDIARIES

SBI Factors & Commercial Services Pvt. Ltd.
SBI Capital Markets Limited
SBI DFHI Limited
SBI Mutual Funds Trustee Company Pvt. Ltd.

एसबीआइ कैप सिक्यूरिटीज लि./एसबीआइ कैप (यूके) लि./
एसबीआइ कैप्स वैंचर्स लि./एसबीआइ कैप ट्रस्टीज कं. लि.

विदेशी अनुषंगियाँ

एसबीआइ इंटरनेशनल (मॉरीशस) लि.
स्टेट बैंक ऑफ इंडिया (कनाडा)
स्टेट बैंक ऑफ इंडिया (कैलिफोर्निया)
इंडियन ओशन इंटरनैशनल बैंक लि.

ख) संयुक्त उद्यम :

एसबीआइ कार्ड्स एंड पेमेंट्स सर्विसेज़ प्रा. लि.
एसबीआइ लाइफ इंश्योरेंस कंपनी लिमिटेड
जीई कैपिटल बिज़नेस प्रोसेस मैनेजमेंट सर्विसेज़ प्राइवेट लिमिटेड
कमर्शियल बैंक ऑफ इंडिया एलएलसी, मास्को
एसबीआइ फंड्स मैनेजमेंट प्राइवेट लिमिटेड
सी-एज टेक्नौलाजीज़ लि.

ग) सहयोगी :

अलकनंदा ग्रामीण बैंक
आंध्र प्रदेश ग्रामीण बैंक
अरुणाचल प्रदेश रूरल बैंक
बस्तर क्षेत्रीय ग्रामीण बैंक
बीकानेर क्षेत्रीय ग्रामीण बैंक
बिलासपुर रायपुर क्षेत्रीय ग्रामीण बैंक
बोलांगीर आंचलिक ग्राम्य बैंक
बुंदेलखंड क्षेत्रीय ग्रामीण बैंक
कावेरी ग्रामीण बैंक
दमोह-पन्ना-सागर क्षेत्रीय ग्रामीण बैंक
डेक्कन ग्रामीण बैंक
इलाकाई देहाती बैंक
गंगा यमुना ग्रामीण बैंक
का बैंक नानकिनडांग री खासी जैनटिया
कलाहांडी आंचलिक ग्रामीण बैंक
कल्पतरु ग्रामीण बैंक
कोरापुट पंचवटी ग्राम्य बैंक
कृष्णा ग्रामीण बैंक
लंगपी देहांगी रूरल बैंक
मालवा ग्रामीण बैंक
मारवाड़ ग्रामीण बैंक
मिजोरम रूरल बैंक
नागालैंड रूरल बैंक
पलामू क्षेत्रीय ग्रामीण बैंक
पर्वतीय ग्रामीण बैंक
पिथौरागढ़ क्षेत्रीय ग्रामीण बैंक
पूर्वांचल क्षेत्रीय ग्रामीण बैंक
रायगढ़ क्षेत्रीय ग्रामीण बैंक
समस्तीपुर क्षेत्रीय ग्रामीण बैंक
सौराष्ट्र ग्रामीण बैंक
संथाल परगना ग्रामीण बैंक
शिवपुरी गुना क्षेत्रीय ग्रामीण बैंक
श्री गंगानगर क्षेत्रीय ग्रामीण बैंक
विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक
एसबीआइ होम फाइनेंस लिमिटेड
क्लियरिंग कारपोरेशन ऑफ इंडिया
नेपाल एसबीआइ बैंक लि.
बैंक ऑफ भूटान
यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.

घ) बैंक के प्रमुख प्रबंधन कार्मिक :

श्री ए. के. पुरवार, अध्यक्ष
श्री अशोक के. किणी, प्रबंध निदेशक (31.12.2005 तक)
श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक

ख. संबंधित पक्ष, जिनसे वर्ष के दौरान लेनदेन किए गए :

लेखा मानक-18 के अनुच्छेद 9 के अनुसार "सरकार नियंत्रित उद्यम" के संबंध में कोई प्रकटीकरण अपेक्षित नहीं है, पुनः लेका मानक-18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिको के संबंधियों के बारे में बैंकर ग्राहक संबंध की प्रकृति वाले लेन-देनों का प्रकटीकरण आवश्यक नही है । अन्य विवरण निम्नानुसार है :
जीई कैपिटल बिज़नेस प्रोसेस मैनेजमेंट सर्विसेज़ प्राईवेट लिमिटेड
एसबीआइ होम फाइनेंस लि.

SBI CAP Securities Ltd./SBICAP (UK)Ltd./
SBICAPS Ventures Ltd./SBICAP Trustees Co. Ltd.

FOREIGN SUBSIDIARIES

SBI International (Mauritius) Ltd.
State Bank of India (Canada)
State Bank of India (California)
Indian Ocean International Bank Ltd.

b) JOINT VENTURES:

SBI Cards & Payments Services Pvt. Ltd.
SBI Life Insurance Company Limited
GE Capital Business Process Management Services Private Limited
Commercial Bank of India Llc. Moscow
SBI Funds Management Pvt. Ltd.
C-Edge Technologies Ltd.

c) ASSOCIATES:

Alaknanda Gramin Bank
Andhra Pradesh Grameena Bank
Arunachal Pradesh Rural Bank
Bastar Kshetriya Gramin Bank
Bikaner Kshetriya Gramin Bank
Bilaspur Raipur Kshetriya Gramin Bank
Bolangir Anchalik Gramya Bank
Bundelkhand Kshetriya Gramin Bank
Cauvery Grameena Bank
Damoh-Panna-Sagar Kshetriya Gramin Bank
Deccan Grameena Bank
Ellaquai Dehati Bank
Ganga Yamuna Gramin Bank
Ka Bank Nongkyndong Ri Khasi Jaintia
Kalahandi Anchalika Gramya Bank
Kalpatharu Grameena Bank
Koraput Panchbati Gramya Bank
Krishna Grameena Bank
Langpi Dehangi Rural Bank
Malwa Gramin Bank
Marwar Gramin Bank
Mizoram Rural Bank
Nagaland Rural Bank
Palamau Kshetriya Gramin Bank
Parvatiya Gramin Bank
Pithoragarh Kshetriya Gramin Bank
Purvanchal Kshetriya Gramin Bank
Raigarh Kshetriya Gramin Bank
Samastipur Kshetriya Gramin Bank
Saurashtra Grameena Bank
Santhal Parganas Gramin Bank
Shivpuri-Guna Kshetriya Grameena Bank
Sriganganagar Kshetriya Gramin Bank
Vidisha Bhopal Kshetriya Gramin Bank
SBI Home Finance Limited
Clearing Corporation of India Ltd.
Nepal SBI Bank Ltd.
Bank of Bhutan
UTI Asset Management Company Pvt. Ltd.

d) Key Management Personnel of the Bank:

Shri A.K. Purwar, Chairman
Shri Ashok K. Kini, Managing Director (upto 31.12.2005)
Shri T. S. Bhattacharya, Managing Director

B. Related Parties with whom transactions were entered into during the year :

No disclosure is required in respect of related parties which are 'State-controlled Enterprises' as per paragraph 9 of AS 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel.
Other particulars are :-
GE Capital Business Process Management Services Pvt. Ltd.
SBI Home Finance Ltd.

नेपाल एसबीआइ बैंक लि.
बैंक ऑफ भूटान
सी-एज टेक्नोलॉजीज़ लि.
श्री ए. के. पुरवार, अध्यक्ष
श्री अशोक के. किणी, प्रबंध निदेशक (31.12.2005 तक)
श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक

ग. लेनदेन/शेष राशियाँ :

(रु. करोड़ में)

मदें	संबंधित पक्ष						योग	
	सहयोगी/संयुक्त उद्यम		प्रमुख प्रबंधन कार्मिक@		प्रमुख प्रबंधन कार्मिकों के संबंधी@			
उधार-राशियाँ #	—	(—)	—	(—)	—	(—)	—	(—)
जमाराशियाँ #	524.17	(1770.31)	—	(0.05)	—	(—)	524.17	(1770.36)
जमाराशियों का अभिनियोजन #	—	—	—	—	—	—	—	—
अग्रिम #	—	(36.52)	—	—	—	—	—	(26.52)
विनिधान #		39.97	(206.22)				39.97	(206.22)
निधि रहित प्रतिबद्धताएं								
प्राप्त पट्टा / किराया-खरीद व्यवस्थाएँ *	560.08	—	—	—	—	—	560.08	—
प्रदान की गई पट्टा/ किराया-खरीद व्यवस्थाएँ *	—	—	—	—	—	—	—	—
अचल आस्तियों की खरीद *	—	—	—	—	—	—	—	—
अचल आस्तियों का विक्रय *	—	—	—	—	—	—	—	—
संदत्त ब्याज *	7.18	(28.23)	—	—	—	—	7.18	(28.23)
प्राप्त ब्याज *		(10.88)	—	—	—	—	—	(10.88)
सेवाएँ प्रदान करना *	—	(3.61)	—	—	—	—	—	(—)
सेवाएँ प्राप्त करना *	—	(—)	—	—	—	—	—	(—)
प्रबंधन संविदाएं *	—	(—)	*0.20*	*(0.14)*	—	—	*0.20*	*(0.14)*

31.3.2006 को शेष राशियाँ   * वर्ष 2005-06 का योग

@ ऐसे लेनदेन जो बैंकर-ग्राहक संबंध की प्रकृति के नहीं हैं.

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2005 के हैं)

उपर्युक्त प्रकटीकरण का प्रबंधन द्वारा अभिनिर्धारण किया गया है और लेखापरीक्षकों द्वारा उन्हें स्वीकार किया गया है ।

27. **दिनांक 1.4.2001 से पट्टे पर दी गई ऐसी आस्तियाँ जिन्हें लेखा मानक-19 के अनुसार लेखे में लिया गया हैं :**

(रु. करोड़ में)

	31.03.2006	31.03.2005
पट्टे में किए गए कुल सकल विनिधान	164.73	(164.73)
दिनांक 31.3.2006 को प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य		
• 1 वर्ष से कम	17.60	(31.28)
• 1 से 5 वर्ष तक	20.49	(28.91)
• 5 वर्ष और उससे अधिक	—	(—)
योग	38.09	(60.19)
अर्जित न की गई वित्तीय आय का वर्तमान मूल्य	6.76	(10.28)

28. **प्रति शेयर उपार्जन :**

मूल	(निवल लाभ रु.4406,67,16,000/ईक्विटी शेयरों की भारित औसत संख्या 52,62,98,878)	83.73	81.79
कम किए गए	(कम करने योग्य संभाव्य ईक्विटी शेयर कोई नहीं हैं)	83.73	81.79

29. **आस्थगित कर दायित्व (डीटीएल) / आस्थगित कर आस्तियाँ (डीटीए):**

(क) वर्ष के दौरान, आस्थगित कर के समायोजन के रूप में लाभ और हानि खाते में 357.89 करोड़ रुपए (पिछले वर्ष 230.62 करोड़ रुपए) (निवल) नामे किए गए हैं ।

(ख) डीटीएल और डीटीए के घटक :

(रु. करोड़ में)

डीटीएल	31.3.2006 को	31.3.2005 को
पट्टाकृत आस्तियों पर मूल्यह्रास	126.15	174.46
अचल आस्तियों पर मूल्यह्रास	5.51	14.62
योग	131.66	189.08
डीटीए		
अलाभकारी आस्तियों के लिए किया गया प्रावधान	112.20	243.95
वेतन-संशोधन के लिए प्रावधान	—	420.81
अन्य	137.26	—
योग	249.46	664.76
डीटीए की निवल शेष राशि	117.80	475.68

Nepal SBI Bank Ltd.
Bank of Bhutan
C-Edge Technologies Ltd.
Shri A.K. Purwar, Chairman
Shri Ashok K. Kini, Managing Director (upto 31.12.2005)
Shri T. S. Bhattacharya, Managing Director

C. **Transactions/Balances:**

(Rs. in crore)

Items	Related Party						Total	
	Associates/ Joint Ventures		Key Management Personnel @		Relatives of key Management Personnel @			
Borrowings #	—	(—)	—	(—)	—	(—)	—	(—)
Deposits #	524.17	(1770.31)	—	(0.05)	—	(—)	524.17	(1770.36)
Placement of deposits #	—	—	—	(—)	—	(—)	—	(—)
Advances #	—	(26.52)	—	(—)	—	—	—	(26.52)
Investments #	33.42	(39.97)	—	(—)	—	(—)	33.42	(39.97)
Non-funded commitments #	560.08	(—)	—	(—)	—	(—)	560.08	(—)
Leasing/HP arrangements availed *	—	(—)	—	(—)	—	(—)	—	(—)
Leasing/HP arrangements provided *	—	(—)	—	(—)	—	(—)	—	(—)
Purchase of fixed assets *	—	(—)	—	(—)	—	(—)	—	(—)
Sale of fixed assets *	—	(—)	—	(—)	—	(—)	—	(—)
Interest paid *	7.18	(28.23)	—	(—)	—	(—)	7.18	(28.23)
Interest received *	—	(10.88)	—	(—)	—	(—)	—	(10.88)
Rendering of services *	—	(3.61)	—	(—)	—	(—)	—	(3.61)
Receiving of services *	—	(—)	—	(—)	—	(—)	—	(—)
Management contracts *	—	(—)	0.20	(0.14)	—	(—)	0.20	(0.14)

Balances as on 31.03.2006   * For the year 2005-2006

@ Transactions which are not in the nature of banker-customer relationship

(Figures in brackets relate to previous year)

The above disclosures are as identified by the management and relied upon by the Auditors.

27. **Assets given on lease with effect from 1.4.2001 accounted for as per Accounting Standard-19:**

(Rs. in crore)

	31.03.2006	31.03.2005
Gross investment in the leases	164.73	164.73
Present value of minimum lease payments receivable as on 31.3.2006		
• Less than 1 year	17.60	31.28
• 1 to 5 years	20.49	28.91
• 5 years and above	—	—
Total	38.09	60.19
Present value of unearned finance income	6.76	10.28

28. **Earnings Per Share:**

	Particulars	**Current Year**	**Previous Year**
Basic	(Net Profit Rs.4406,67,16,600/ weighted average number of equity shares 52,62,98,878)	83.73	81.79
Diluted	(There are no dilutive potential equity shares)	83.73	81.79

29. **Deferred Tax Liabilities (DTL) / Deferred Tax Assets (DTA):**

(a) During the year, Rs.357.89 crore (Rs. 230.62 crore previous year) (net) has been debited/credited to Profit and Loss Account by way of adjustment of deferred tax.

(b) Components of DTL and DTA:

(Rs. in crore)

DTL	As at 31.3.2006	As at 31.03.2005
Depreciation on leased assets	126.15	174.46
Depreciation on Fixed Assets	5.51	14.62
Total	131.66	189.08
DTA		
Provision made against NPAs	112.20	243.95
Provision for wage revision	—	420.81
Others	137.26	—
Total	249.46	664.76
Net balance (DTA)	117.80	475.68

30. **संयुक्त रूप से नियंत्रित कंपनियों में विनिधान:**
संयुक्त रूप से नियंत्रित निम्नलिखित कंपनियों में दिनांक 31.3.2006 के विनिधान में रु. 10.82 करोड़ रुपए (पिछले वर्ष 18.05 करोड़ रुपए) का बैंक का हिस्सा शामिल है:

(रु. करोड़ में)

सं.	कंपनी का नाम	राशि (रु.)	देश/निवास	धारिता का प्रतिशत
1	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज़ प्रा. लि.	10.80	भारत	40%
2	सी-एज टेक्नोलॉजीज़ लि.	0.02	भारत	49%

लेखा मानक - 27 की अपेक्षा के अनुसार, संयुक्त रूप से नियंत्रित कंपनियों में बैंक के हिस्से से संबंधित आस्तियों, देयताओं, आय और व्यय की कुल राशि निम्नानुसार प्रकट की गई है :

30. **Investments in jointly controlled entities:**
Investment includes Rs.10.82 crore (previous year Rs. 18.05 crore) representing the Bank's interest in the following jointly controlled entities as at 31-03-2006:

(Rs. in crore)

No.	Name of the Company	Amount (Rs.)	Country/ Residence	Percentage Holding
1	GE Capital Business Process Management Services Pvt. Ltd.	10.80	India	40%
2	C-Edge Technologies Ltd.	0.02	India	49%

As required by AS-27, the aggregate amount of the assets, liabilities, income and expenses related to the Bank's interests in jointly controlled entities are disclosed as under:

क : आस्तियां और देयताएँ
A: Assets & Liabilities

(रु. करोड़ में / Rs. in crore)

पूंजी और देयताएँ Capital & Liabilities	31.03.2006	31.03.2005	आस्तियाँ Assets	31.03.2006	31.03.2005
पूंजी और आरक्षितियाँ Capital & Reserves	33.80	12.05	भारतीय रिज़र्व बैंक में नकद और जमाराशियाँ Cash and balances with Reserve Bank of India	0.04	—
जमाराशियाँ Deposits	—	—	बैंकों में जमाराशियाँ और माँग तथा अल्प सूचना पर प्राप्य धनराशि Balances with banks and money at call and short notice	7.20	4.83
उधार-राशियाँ Borrowings	0.10	0.06	विनिधान Investments	—	—
अन्य देयताएँ एवं प्रावधान Other Liabilities & Provisions	13.55	4.70	अग्रिम Advances	—	—
			अचल आस्तियाँ Fixed Assets	9.55	4.19
			अन्य आस्तियाँ Other Assets	30.66	7.79
योग **Total**	47.45	16.81	**योग** **Total**	47.45	16.81

पूंजी प्रतिबद्धताएँ Capital Commitments	—	(—)
अन्य आकस्मिक देयताएँ Other Contingent Liabilities	—	(—)

ख : आय एवं व्यय

(रु. करोड़ में)

	वित्तीय वर्ष 2006	वित्तीय वर्ष 2005
I. आय		
अर्जित ब्याज	0.25	0.18
अन्य आय	48.14	15.49
योग	48.39	15.67
II. व्यय		
व्यय किया गया ब्याज	—	—
परिचालन व्यय	33.86	10.30
प्रावधान एवं आकस्मिक व्यय	5.26	2.02
योग	39.12	12.32
III. लाभ	9.27	3.35

B: Income and Expenditure

(Rs. in crore)

	FY 2006	FY 2005
I. Income		
Interest earned	0.25	0.18
Other income	48.14	15.49
Total	48.39	15.67
II. Expenditure		
Interest expended	—	—
Operating expenses	33.86	10.30
Provisions & Contingencies	5.26	2.02
Total	39.12	12.32
III. Profit	9.27	3.35

31. **आस्तियों की अपसामान्यता :**
बैंक प्रबंधन की दृष्टि में वर्ष के दौरान आस्तियों की अपसामान्यता का कोई ऐसा मामला नहीं है जिस पर लेखा मानक - 28 "आस्तियों की अपसामान्यता" लागू हो।

31. **Impairment of Assets:**
In the opinion of the Bank's Management, there is no impairment to the assets during the year to which Accounting Standard 28 - "Impairment of Assets" applies.

32. **प्रावधान, आकस्मिक देयताएँ और आकस्मिक आस्तियाँ :**

क) आकस्मिक देयताओं के विरुध्द प्रावधानों का उतार-चढ़ाव

(रु. करोड़ में)

विवरण	कानूनी मामले/आकस्मिकताएँ
1 अप्रैल 2005 को शेष राशि	23.36 (10.44)
वर्ष के दौरान उपलब्ध कराई गई	48.80 (13.83)
वर्ष के दौरान प्रयुक्त राशियाँ	1.47 (0.03)
वर्ष के दौरान प्रत्यावर्तित	7.31 0.88
31 मार्च 2006 को शेष राशि	63.38 (23.36)

(कोष्ठक में दिए गए आंकड़े पिछले वर्ष के हैं)

ख) अन्य आकस्मिक देयताएँ (अनुसूची 12) :

क्रमांक (i), (ii), (iii), (iv), (v) और (vi) जैसी देयताएँ यथास्थिति, न्यायालय/पंचाट/न्यायालय के बाहर समझौता, अपीलों के निपटान, राशि के मांगे जाने, संविदागत बाध्यता, संबंधित पक्षों द्वारा माँग प्रस्ताव के अंतरण और उसे उद्‌भूत करने के दायित्व पर आधारित है ।

33. पिछले वर्ष के आंकड़ों का चालू वर्ष के आकड़ों से मिलान करने की दृष्टि से उन्हें यथावश्यक और यथानिर्धारणवश, पुनर्समूहित एवं पुनर्वर्गीकृत कर दिया गया है । जिन मामलों में भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार प्रकटीकरण पहली बार किया गया हैं, उनके विगत वर्ष के आँकड़े नहीं दिए गए हैं ।

32. **Provisions, Contingent Liabilities & Contingent Assets :**

a) Movement of provisions for contingent liabilities

(Rs. in crore)

Particulars	Legal cases/contingencies
Balance as on 1st April 2005	23.36 (10.44)
Provided during the year	48.80 (13.83)
Amounts used during the year	1.47 (0.03)
Reversed during the year	7.31 (0.88)
Balance as on 31st March 2006	63.38 (23.36)

(Figures in brackets relate to previous year)

b) Other contingent liabilites (Schedule-12)

Such liabilities at Sl.No. (i), (ii), (iii), (iv), (v) and (vi) are dependent upon the outcome of Court / arbitration / out of Court settlements, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, as the case may be.

33. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for the first time in terms of RBI guidelines, previous year figures have not been mentioned.

भारतीय स्टेट बैंक STATE BANK OF INDIA
31 मार्च 2006 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2006

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष Year ended 31.3.2006 (चालू वर्ष current year)		31.3.2005 को समाप्त वर्ष Year ended 31.3.2005 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES		6039,14,45		(2780,73,52)
ख. विनिधान कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES		(1134,18,30)		(498,79,73)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES		461,98,09		(969,25,47)
नकदी एवं नकदी समतुल्यों में निवल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS		5366,94,24		(4248,78,72)
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		39322,09,86		43566,61,68
ङ. विदेशी विनिमय दर परिवर्तनों का प्रभाव E. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(129,03,99)		4,26,90
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		44560,00,11		39322,09,86
क. परिचालन कार्यकलापों से नकदी प्रवाह **A. CASH FLOW FROM OPERATING ACTIVITIES**				
कर पूर्व निवल लाभ Net Profit before taxes	6837,36,27		6521,59,88	
समायोजन Adjustment for:				
मूल्यह्रास शुल्क Depreciation charges	729,13,17		752,21,07	
अचल आस्तियों के विक्रय पर हानि/(लाभ) Loss/(Profit) on sale of fixed assets	1,64,07		1,83,02	
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	152,97,33		1204,00,04	
मानक आस्तियों पर प्रावधान Provision on Standard Assets	400,00,00		115,00,00	
अवकाश नकदीकरण के लिए प्रावधान Provision for leave encashment	78,19,00		110,07,00	
विनिधानों पर मूल्यह्रास Depreciation on Investments	4043,24,52		2338,36,41	
अन्य आस्तियों पर प्रावधान Provision on Other Assets	71,43,93		44,09,28	
क्षेत्रीय ग्रामीण बैंकों सहयोगियों एवं संयुक्त उद्यमों पर प्रावधान Provision on RRBs, Associates & Joint Ventures	(144,74,84)		—	
अन्य प्रावधान Other provisions	(61,04,53)		767,30,20	
वर्ष के दौरान अपलिखित आस्थगित राजस्व व्यय Deferred Revenue Expenditure written off during the year	—		354,51,37	
समनुषंगियों (विनिधान कार्यकलाप) से प्राप्त लाभांश Dividend from Subsidiaries (Investing Activity)	(6,56,88)		(393,23,53)	
एसबीआइ बांडों (वित्तपोषण कार्यकलाप) पर संदत्त ब्याज Interest paid on SBI Bonds (Financing Activity)	401,11,41		395,68,72	
	12502,73,45		12211,43,46	
प्रत्यक्ष करों को घटाकर Less: Direct Taxes	(456,37,10)		(1801,64,50)	
परिचालन आस्तियों में परिवर्तन से पूर्व परिचालन लाभ Operating profit before changes in operating assets		12046,36,35		10409,78,96
समायोजन Adjustment for:				
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits		12998,52,88		48428,85,50
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings		11456,93,07		5752,98,01
विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments		31156,30,00		(13705,18,43)
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances		(59420,05,22)		(45644,91,77)
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions		3838,74,08		(7122,32,63)
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets		(6037,66,71)		(899,93,16)
परिचालन कार्यकलापों में प्रयुक्त/द्वारा प्रदत्त निवल नकदी NET CASH USED IN/PROVIDED BY OPERATING ACTIVITIES		6039,14,45		(2780,73,52)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष Year ended 31.3.2006 (चालू वर्ष current year)		31.3.2005 को समाप्त वर्ष Year ended 31.3.2005 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
ख. विनिधान कार्यकलापों से नकदी प्रवाह				
B. CASH FLOW FROM INVESTING ACTIVITIES				
समनुषंगियों तथा/अथवा संयुक्त-उद्यमों में निवेश (Increase)/Decrease in Investments in Sub/Joint Ventures	(354,73,75)		(85,41,47)	
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	6,56,88		393,23,53	
अचल आस्तियाँ Fixed Assets	(786,01,43)		(806,61,79)	
विनिधान कार्यकलापों में प्रयुक्त निवल नकदी NET CASH USED IN INVESTING ACTIVITIES		(1134,18,30)		(498,79,73)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह				
C. CASH FLOW FROM FINANCING ACTIVITIES				
शेयर पूंजी Share Capital	—		—	
शेयर प्रीमियम Share Premium	—		—	
गौण बांड Subordinated Bonds	3283,00,00		—	
गौण बांडों का निर्गम/(परिशोधन) Issue/(Redemption) of Subordinated Bonds	(1762,03,26)		1,64,63	
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(401,11,41)		(395,68,72)	
संदत्त लाभांश Dividends Paid	(657,87,24)		(575,21,38)	
वित्तपोषण कार्यकलापों में प्रयुक्त निवल नकदी NET CASH USED IN FINANCING ACTIVITIES		461,98,09		(969,25,47)
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य				
D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR				
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1436,16,02		1284,98,05	
(ii) भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	15374,16,97		17756,30,36	
(iii) बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	22511,76,87		24525,33,27	
		39322,09,86		43566,61,68

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष Year ended 31.3.2006 (चालू वर्ष current year)		31.3.2005 को समाप्त वर्ष Year ended 31.3.2005 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
ङ. विदेशी विनिमय दर परिवर्तनों का प्रभाव				
E. EFFECT OF FOREIGN EXCHANGE RATE CHANGES				
विदेशों में स्थित अनुषंगियों/संयुक्त-उद्यमों में विनिधान Investment in Subsidiaries/JVs abroad	—		—	
अन्य विदेशी विनिधान Other Investment abroad	(136,39,00)		30,80,75	
विदेश स्थित कार्यालयों में लाभ एवं हानि (अन्य आस्ति) के कारण विनिमय उतार-चढ़ाव Exchange Fluctuation o/a of P&L at FOs (Other asset)	—		5,97,80	
उधार दी गई निधि के कारण विनिमय उतार-चढ़ाव Exchange Fluctuation o/a of funds lent	1,91,45		(32,51,65)	
अन्य others	5,43,56		—	
विनिमय उतार-चढ़ाव से नकदी प्रवाह Cash Flows from Exchange Fluctuation		(129,03,99)		4,26,90
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य				
F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR				
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा स्वर्ण सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	2080,23,05		1436,16,02	
(ii) भारतीय रिज़र्व बैंक में जमाराशियाँ Balances with Reserve Bank of India	19572,47,34		15374,16,97	
(iii) बैंकों में जमाराशियाँ तथा माँग एवं अल्प सूचना पर प्राप्य धनराशि Balances with Banks and Money at Call and Short Notice	22907,29,72		22511,76,87	
Total		44560,00,11		39322,09,86

लेखापरीक्षकों की रिपोर्ट

प्रति, भारत के राष्ट्रपति,

1. भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 41 (1) के अंतर्गत नियुक्त हम, भारतीय स्टेट बैंक के अधोहस्ताक्षरी लेखापरीक्षक बैंक के तुलनपत्र, लाभ और हानि खाते तथा नकदी प्रवाह विवरण के बारे में केंद्र सरकार को एतद्द्वारा अपनी रिपोर्ट प्रस्तुत करते हैं.

2. हमने भारतीय स्टेट बैंक के 31 मार्च 2006 के संलग्न तुलनपत्र और उसी तारीख को समाप्त वर्ष के लाभ और हानि खाते तथा नकदी प्रवाह विवरण की लेखा-परीक्षा की है. उक्त वित्तीय विवरणों में निम्नलिखित के लेखे शामिल हैं :

   (i) केन्द्रीय कार्यालय, चौदह स्थानीय प्रधान कार्यालय, कारपोरेट लेखा समूह (केन्द्रीय), मध्य-कारपोरेट समूह (केंद्रीय), तनावग्रस्त आस्ति प्रबंधन समूह (केंद्रीय), पट्टा कार्यनीतिक व्यवसाय इकाई (एसबीयू) और बयालीस शाखाओं के, जिनकी लेखा-परीक्षा हमने की है;

   (ii) आठ हज़ार छह सौ अठहत्तर भारतीय शाखाओं के, जिनकी लेखा-परीक्षा अन्य लेखापरीक्षकों ने की;

   (iii) विदेश स्थित पच्चीस शाखाओं के, जिनकी लेखा-परीक्षा स्थानीय लेखापरीक्षकों ने की; तथा

   (iv) चार सौ सत्तावन अन्य भारतीय शाखाओं के, जिनकी अलेखापरीक्षित विवरणियां शाखा प्रबंधकों द्वारा प्रमाणित की गई हैं. इन अलेखापरीक्षित शाखाओं का हिस्सा अग्रिमों में 0.20%, जमाराशियों में 0.59%, ब्याज आय में 0.08% तथा ब्याज व्यय में 0.37% है.

   ये वित्तीय विवरण बैंक-प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी अपने लेखापरीक्षा-कार्य के आधार पर इन वित्तीय विवरणों पर अभिमत प्रस्तुत करना है.

3. हमने अपना लेखापरीक्षा-कार्य भारत में सामान्यतः स्वीकृत लेखापरीक्षा मानकों के अनुसार किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखापरीक्षा की योजना इस प्रकार बनाएँ और निष्पादित करें कि हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरणों में विषयवस्तु संबंधी कोई गलत विवरण नहीं दिए गए हैं. लेखापरीक्षा के अंतर्गत वित्तीय विवरणों में प्रस्तुत राशियों और प्रकटीकरणों के समर्थन में दिए गए साक्ष्य की परीक्षण आधार पर जांच की जाती है. लेखापरीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा लेखापरीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

4. तुलनपत्र और लाभ एवं हानि खाता बैंककारी विनियमन अधिनियम, 1949 की तृतीय अनुसूची के क्रमशः 'क' और 'ख' फार्मों में तैयार किए गए हैं और ये भारतीय स्टेट बैंक अधिनियम, 1955 तथा उसके अंतर्गत बने विनियमों के उपबंधों के अनुसार अपेक्षित जानकारी देते हैं.

REPORT OF THE AUDITORS

To
The President of India,

1. We, the undersigned Auditors of the State Bank of India, appointed under Section 41 (1) of the State Bank of India Act, 1955, do hereby report to the Central Government upon the Balance Sheet, Profit & Loss Account and the Cash Flow Statement of the Bank.

2. We have audited the attached Balance Sheet of the State Bank of India as at 31st March, 2006, the Profit and Loss Account and the Cash Flow Statement of the Bank for the year ended on that date annexed thereto. Incorporated in the said financial statements are the accounts of:

   (i) The Central Office, fourteen Local Head Offices, Corporate Accounts Group (Central), Mid-Corporate Group (Central), Stressed Assets Management Group (Central), Leasing Strategic Business Unit (SBU) and forty two Branches audited by us;

   (ii) Eight thousand Six hundred seventy eight Indian Branches audited by other auditors;

   (iii) Twenty five Foreign Branches audited by the local Auditors; and

   (iv) Four hundred fifty seven other Indian Branches, the unaudited returns of which are certified by the Branch Managers. These unaudited branches account for 0.20% of advances, 0.59% of deposits, 0.08% of interest income and 0.37% of interest expenses.

   These financial statements are the responsibility of the Bank's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

3. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4. The Balance Sheet and the Profit and Loss Account have been drawn up in Forms 'A' and 'B' respectively of the Third Schedule to the Banking Regulation Act, 1949 and these give information as required to be given by virtue of the provisions of the State Bank of India Act, 1955 and Regulations thereunder.

5. हमारी राय में और जहाँ तक हमें जानकारी है तथा हमें दिए गए स्पष्टीकरणों के आधार पर और जैसाकि उपर्युक्त अनुच्छेद 2 के साथ पठित बैंक की बहियों में दिखाया गया है, हम रिपोर्ट करते हैं कि :

   (क) (i) प्रमुख लेखा नीतियों के विवरण एवं लेखों पर दी गई टिप्पणियों के साथ पढ़े जाने पर तुलनपत्र पूर्ण एवं सही है, जिसमें समस्त आवश्यक जानकारी शामिल है तथा उसे इस प्रकार तैयार किया गया है कि वह 31 मार्च 2006 को बैंक के कामकाज का वास्तविक और सही चित्र दर्शाता है;

   (ii) प्रमुख लेखा नीतियों के विवरण एवं लेखों पर दी गई टिप्पणियों के साथ पढ़े जाने पर लाभ एवं हानि खाता इसी दिनांक को समाप्त वर्ष के लाभ का सही शेष दर्शाता है; और

   (iii) तुलनपत्र के साथ संलग्न 31 मार्च 2006 का नकदी प्रवाह विवरण वर्ष के नकदी प्रवाहों का सही एवं वास्तविक चित्र प्रस्तुत करता है तथा भारत में सामान्यत: स्वीकृत लेखा सिद्धांतों के अनुरूप है.

   (ख) हमने जहाँ भी कोई जानकारी और स्पष्टीकरण मांगा है, हमें वह जानकारी और स्पष्टीकरण दिया गया है और हमने उसे संतोषजनक पाया है;

   (ग) हमारी जानकारी में आए बैंक के लेन-देन बैंक के अधिकार-क्षेत्र में ही हैं; तथा

   (घ) बैंक के कार्यालयों और शाखाओं से प्राप्त विवरणियाँ हमारी लेखा-परीक्षा के उद्देश्य से उचित पाई गई हैं.

5. In our opinion and to the best of our information and according to the explanations given to us and as shown by the books of the Bank, read with paragraph 2 above, we report that:

   (a) (i) the Balance Sheet, read with the Principal *Accounting Policies* and the *Notes on* Accounts, is a full and fair Balance Sheet containing all the necessary particulars and is properly drawn up so as to exhibit a true and fair view of the affairs of the Bank as at 31st March 2006;

   (ii) the Profit and Loss Account, read with the Principal Accounting Policies and the Notes on Accounts, shows a true balance of Profit for the year ended on that date; and

   (iii) the Cash Flow Statement annexed to the Balance Sheet as at 31st March 2006 gives a true and fair view of the cash flows for the year,

   and are in conformity with the Accounting Principles generally accepted in India.

   (b) where we have called for any information and explanations, such information and explanations have been given to us and we have found them to be satisfactory;

   (c) the transactions of the Bank which have come to our notice have been within the powers of the Bank; and

   (d) the returns received from the offices and branches of the Bank have been found adequate for the purpose of our audit.

सांविधिक केन्द्रीय लेखापरीक्षक STATUTORY CENTRAL AUDITORS

बी.एम. चतरथ एंड कं.
B.M. Chatrath & Co.
सनदी लेखाकार Chartered Accountants

(सच्चिदानंद कृष्णन Sachidananda Krishnan)
भागीदार Partner, स.सं. M. No. 51626

आर. जी. एन. प्राइस एंड कं.
R. G. N. Price & Co.
सनदी लेखाकार Chartered Accountants

(पी. एम. वीरमनी P. M. Veeramani)
भागीदार Partner, स.सं. M. No. 23933

विनय कुमार एंड कं.
Vinay Kumar & Co.
सनदी लेखाकार Chartered Accountants

(वी. के अग्रवाल V. K. Agrawal)
भागीदार Partner, स.सं. M. No. 13795

लक्ष्मीनिवास एंड जैन
Laxminiwas & Jain
सनदी लेखाकार Chartered Accountants

(लक्ष्मीनिवास शर्मा Laxminiwas Sharma)
भागीदार Partner, स.सं. M. No. 14244

एस. के. मित्तल एंड कं.
S. K. Mittal & Co.
सनदी लेखाकार Chartered Accountants

(एस. के. चोपड़ा S. K. Chopra)
भागीदार Partner, स.सं. M. No. 14907

एम. चौधरी एंड कं.
M. Choudhury & Co.
सनदी लेखाकार Chartered Accountants

(डी. चौधरी D. Choudhury)
भागीदार Partner, स.सं. M. No. 52066

वर्धमान एंड कं.
Vardhman & Co.
सनदी लेखाकार Chartered Accountants

(आभा जैन Abha Jain)
भागीदार Partner, स.सं. M. No. 15454

खण्डेलवाल जैन एंड कं.
Khandelwal Jain & Co.
सनदी लेखाकार Chartered Accountants

(पंकज जैन Pankaj Jain)
भागीदार Partner, स.सं. M. No. 48850

जी. एस. माथुर एंड कं.
G. S. Mathur & Co.
सनदी लेखाकार Chartered Accountants

(अजय माथुर Ajay Mathur)
भागीदार Partner, स.सं. M. No. 82223

एम. एम. निसीम एंड कं.
M. M. Nissim & Co.
सनदी लेखाकार Chartered Accountants

(संजय खेमानी Sanjay Khemani)
भागीदार Partner, स.सं. M. No. 44577

चतुर्वेदी एंड कं.
Chaturvedi & Co.
सनदी लेखाकार Chartered Accountants

(एस. एन. चतुर्वेदी S. C. Chaturvedi)
भागीदार Partner, स.सं. M. No. 12705

कांवलिया एंड कं.
Kanwalia & Co.
सनदी लेखाकार Chartered Accountants

(बी. के. कांवलिया B. K. Kanwalia)
भागीदार Partner, स.सं. M. No. 7719

के. पी. राव एंड कं.
K. P. Rao & Co.
सनदी लेखाकार Chartered Accountants

(के. विश्वनाथ K. Viswanath)
भागीदार Partner, स.सं. M. No. 22812

कोलकाता
19 मई, 2006

Kolkata
19th May, 2006

स्टेट बैंक समूह का तुलन-पत्र, लाभ एवं हानि खाता तथा नकदी प्रवाह विवरण

Balance Sheet, Profit & Loss Account and Cash Flow Statement of State Bank Group

भारतीय स्टेट बैंक का 31 मार्च 2006 की स्थिति के अनुसार समेकित तुलनपत्र
STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS AT 31ST MARCH 2006

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और दायित्व CAPITAL AND LIABILITIES	अनुसूची Schedule	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
		रु. Rs	रु. Rs
पूंजी Capital	1	526,29,89	526,29,89
आरक्षितियाँ और अधिशेष Reserves & Surplus	2	36680,40,72	32025,49,94
अल्पांश ब्याज Minority Interest	2A	1430,33,26	1304,06,56
जमाराशियाँ Deposits	3	544024,26,53	506105,27,79
उधार Borrowings	4	36974,89,89	22929,47,45
अन्य दायित्व और उपबंध Other Liabilities and Provisions	5	77196,21,57	65686,95,45
	योग TOTAL	**696832,41,86**	**628577,57,08**

आस्तियाँ ASSETS	अनुसूची Schedule	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और अतिशेष Cash and Balances with Reserve Bank of India	6	31128,78,57	25615,82,57
बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन Balances with banks and money at call and short notice ...	7	26207,73,42	25341,21,48
विनिधान Investments	8	227931,04,73	261962,00,45
अग्रिम Advances	9	374316,83,63	286986,55,31
अचल आस्तियाँ Fixed Assets	10	3956,31,40	3573,57,25
अन्य आस्तियाँ Other Assets	11	33291,70,11	25098,40,02
	योग TOTAL	**696832,41,86**	**628577,57,08**
समाश्रित दायित्व Contingent Liabilities	12	293076,81,62	201746,08,35
संग्रहण के लिए बिल Bills for Collection		24780,75,19	31689,53,65

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
	रु. Rs.	रु. Rs.
प्राधिकृत पूंजी — 10 रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital — 100,00,00,000 shares of Rs. 10/- each		
निर्गमित, अभिदत्त और संदत्त पूंजी — 52,62,98,878 शेयर — प्रत्येक शेयर 10 रुपए का (पिछले वर्ष 52,62,98,878 शेयर — प्रत्येक शेयर 10 रुपए का) Issued, Subscribed and Paid-up Capital — 52,62,98,878 shares of Rs.10/- each (Previous year 52,62,98,878 shares of Rs. 10 each).	526,29,89	526,29,89
योग TOTAL	**526,29,89**	**526,29,89**

अनुसूची 2 — आरक्षितियाँ और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)		31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. कानूनी आरक्षितियाँ Statutory Reserves				
अथशेष Opening Balance	17255,56,46		14330,60,55	
वर्ष के दौरान परिवर्धन Additions during the year	3453,70,03		2924,95,91	
वर्ष के दौरान कटौतियाँ Deductions during the year	6,66,30	20702,60,19	...	17255,56,46
II. पूंजी आरक्षितियाँ Capital Reserves #				
अथशेष Opening Balance	634,51,90		364,49,89	
वर्ष के दौरान परिवर्धन Additions during the year	147,33,99		270,02,01	
वर्ष के दौरान कटौतियाँ Deductions during the year	4,13,51	777,72,38	...	634,51,90
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	3510,57,33		3510,57,33	
वर्ष के दौरान परिवर्धन Additions during the year	...		...	
वर्ष के दौरान कटौतियाँ Deductions during the year	...	3510,57,33	...	3510,57,33

समेकन पर 173,29,00 हजार रुपए (पिछले वर्ष 177,42,51 हजार रुपए)पूंजी आरक्षिति शामिल है ।

includes Capital Reserve on consolidation Rs. 173,29,00 thousand (Previous Year Rs. 177,42,51 thousand).

अनुसूची 2 — आरक्षितियाँ और अधिशेष (जारी)
SCHEDULE 2 — RESERVES & SURPLUS (Contd.)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)		31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
IV. निवेश उतार-चढ़ाव आरक्षितियाँ Investment Fluctuation Reserve				
अथशेष Opening Balance	7127,70,21		6212,88,08	
वर्ष के दौरान परिवर्धन Additions during the year	...		918,11,13	
वर्ष के दौरान कटौतियाँ Deductions during the year	7127,11,21	59,00	3,29,00	7127,70,21
V. राजस्व और अन्य आरक्षितियाँ Revenue and Other Reserves				
अथशेष Opening Balance	3151,66,23		2257,48,58	
वर्ष के दौरान परिवर्धन Additions during the year	7830,08,09		894,17,65	
वर्ष के दौरान कटौतियाँ Deductions during the year	35,81,87	10945,92,45	...	3151,66,23
VI. लाभ और हानि खाते में शेष Balance in Profit and Loss Account		386,37,55		13,41,62
VII. विनिमय उतार-चढ़ाव आरक्षिति Forex Translation Reserve				
अथशेष Opening Balance	332,06,19		...	
वर्ष के दौरान परिवर्धन Additions during the year	24,55,63		332,06,19	
वर्ष के दौरान कटौतियाँ Deductions during the year	...	356,61,82	...	332,06,19
योग TOTAL		**36680,40,72**		**32025,49,94**

अनुसूची 2 क — अल्पांश ब्याज
SCHEDULE 2A — MINORITY INTEREST

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)		31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
शेयर पूंजी Share Capital		364,17,30		351,23,14
आरक्षितियाँ एवं अधिशेष Reserves & Surplus		1066,15,96		952,83,42
योग TOTAL		**1430,33,26**		**1304,06,56**

अनुसूची 3 — निक्षेप
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
			रु. Rs.	रु. Rs.
क. A.	I.	**मांग निक्षेप Demand Deposits**		
		(i) बैंकों से From Banks	8065,76,10	8461,31,36
		(ii) अन्य से From Others	76477,72,36	61788,14,08
	II.	**बचत बैंक निक्षेप Savings Bank Deposits**	150453,88,83	126436,33,61
	III.	**सावधि निक्षेप Term Deposits**		
		(i) बैंकों से From Banks	5452,87,62	7219,52,09
		(ii) अन्यों से From Others	303574,01,62	302199,96,65
		योग TOTAL	**544024,26,53**	**506105,27,79**
ख. B.		(i) भारत स्थित शाखाओं के निक्षेप Deposits of Branches in India	527727,53,51	490115,03,71
		(ii) भारत के बाहर स्थित शाखाओं के निक्षेप Deposits of Branches outside India	16296,73,02	15990,24,08

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
		रु. Rs.	रु. Rs.
I.	**भारत में उधार Borrowings in India**		
	(i) भारतीय रिज़र्व बैंक Reserve Bank of India	165,00,00	—
	(ii) अन्य बैंक Other Banks	1772,10,92	562,67,78
	(iii) अन्य संस्थाएँ और अभिकरण Other Institutions and Agencies	7562,47,93	2090,55,01
II.	**भारत के बाहर से उधार Borrowings outside India**	27475,31,04	20276,24,66
	योग TOTAL (I और and II)	**36974,89,89**	**22929,47,45**
	ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured borrowings included in I & II above	**4926,96,13**	**1732,87,84**

अनुसूची 5 — अन्य दायित्व और उपबंध
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
		रु. Rs.	रु. Rs.
I.	संदेय बिल Bills payable	21594,12,16	11906,02,40
II.	अंतर-बैंक समायोजन Inter-Bank adjustments	6,99,01	—
III.	अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	13452,30,99	19022,34,34
IV.	प्रोद्भूत ब्याज Interest accrued	4947,15,62	11838,93,72
V.	गौण बांड Subordinated Bonds	9070,81,23	5089,84,23
VI.	आस्थगित कर दायित्व Deferred Tax Liabilities	26,42,81	35,33,71
VII.	अन्य (इसमें उपबंध सम्मिलित हैं) Others (including provisions)	28098,39,75	17794,47,05
	योग TOTAL	**77196,21,57**	**65686,95,45**

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और अतिशेष
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
		रु. Rs.	रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	2519,44,10	1795,65,36
II.	भारतीय रिज़र्व बैंक में अतिशेष Balances with Reserve Bank of India		
	(i) चालू खाते में In Current Account	28609,34,47	23470,17,21
	(ii) अन्य खातों में In Other Accounts	—	350,00,00
	योग TOTAL	**31128,78,57**	**25615,82,57**

अनुसूची 7 — बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में अतिशेष Balances with banks		
(क) चालू खाते में (a) In Current Account	405,72,90	—
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	672,75,70	3805,44,75
(ii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice		
(क) बैंकों में (a) With banks	10298,18,98	13941,31,55
(ख) अन्य संस्थाओं में (b) With Other Institutions	703,65,15	125,00,00
योग TOTAL	**12080,32,73**	**17871,76,30**
II. भारत के बाहर Outside India		
(i) चालू खाते में In Current Account	2267,33,70	1491,45,21
(ii) अन्य जमा खातों में In Other Deposit Accounts	3748,78,44	1752,45,68
(iii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice	8111,28,55	4225,54,29
योग TOTAL	**14127,40,69**	**7469,45,18**
कुल योग GRAND TOTAL (I और and II)	**26207,73,42**	**25341,21,48**

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
	रु. Rs.	रु. Rs.
I. भारत में विनिधान Investments in India in		
(i) सरकारी प्रतिभूतियाँ Government Securities	194897,71,92	232283,06,84
(ii) अन्य अनुमोदित प्रतिभूतियाँ Other Approved Securities	4560,82,23	4727,39,84
(iii) शेयर Shares	2032,75,07	1467,72,04
(iv) डिबेंचर और बांड Debentures and Bonds	12253,52,78	15707,84,87
(v) अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures	—	—
(vi) सहयोगी Associates	613,88,54	234,35,36
(vii) अन्य (यूनिटें आदि) Others (Units, etc.)	7682,18,61	2687,66,78
योग TOTAL	**222040,89,15**	**257108,05,73**
II. भारत के बाहर विनिधान Investments outside India in		
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government Securities (including local authorities)	1244,31,35	767,23,26
(ii) विदेश स्थित अनुषंगियाँ/संयुक्त उद्यम Subsidiaries/Joint Ventures abroad	—	—
(iii) सहयोगी Associates	50,71,78	38,90,77
(iv) अन्य (शेयर, डिबेंचर आदि) Other Investments (Shares, Debentures, etc.)	4595,12,45	4047,80,69
योग TOTAL	**5890,15,58**	**4853,94,72**
कुल योग GRAND TOTAL (I और and II)	**227931,04,73**	**261962,00,45**
III. भारत में विनिधान Investments in India		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	230753,22,10	261736,43,53
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	8712,32,95	4628,37,80
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above)	**222040,89,15**	**257108,05,73**
IV. भारत के बाहर विनिधान Investments outside India		
(i) विनिधानों का सकल मूल्य Gross Value of Investments	5906,85,35	4878,68,39
(ii) मूल्यह्रास के लिए कुल प्रावधान Aggregate of Provisions for Depreciation	16,69,77	24,73,67
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above)	**5890,15,58**	**4853,94,72**
कुल योग GRAND TOTAL (III और and IV)	**227931,04,73**	**261962,00,45**

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
			रु. Rs.	रु. Rs.
क. A.	(I)	क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	32832,13,05	28294,37,84
	(II)	कैश क्रेडिट, ओवरड्राफ्ट और उधार Cash Credits, Overdrafts and Loans	140409,90,89	109227,22,01
	(III)	सावधि उधार Term loans	201074,79,69	149464,95,46
		योग TOTAL	374316,83,63	286986,55,31
ख. B.	(I)	मूर्त आस्तियों द्वारा प्रतिभूत Secured by tangible assets	268149,94,08	212897,85,11
	(II)	सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Government Guarantees	25263,09,31	12773,91,05
	(III)	अप्रतिभूत Unsecured	80903,80,24	61314,79,15
		योग TOTAL	374316,83,63	286986,55,31
ग. C.	(I)	भारत में अग्रिम Advances in India		
		(i) प्राथमिकता प्राप्त क्षेत्र Priority Sector	125048,61,76	92097,72,12
		(ii) सार्वजनिक क्षेत्र Public Sector	32870,13,07	31738,32,34
		(iii) बैंक Banks	1146,41,31	457,02,69
		(iv) अन्य Others	186579,70,41	137279,29,08
		योग TOTAL	345644,86,55	261572,36,23
	(II)	भारत के बाहर अग्रिम Advances outside India		
		(i) बैंकों से शोध्य Due from banks	2267,00,15	1405,95,11
		(ii) अन्यों से शोध्य Due from others		
		(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	8244,09,99	9190,11,39
		(ख) अभिषद उधार (b) Syndicated loans	6481,02,14	6555,75,81
		(ग) अन्य (c) Others	11679,84,80	8262,36,77
		योग TOTAL	28671,97,08	25414,19,08
		कुल योग GRAND TOTAL (ग C.I और and ग C.II)	374316,83,63	286986,55,31

अनुसूची 10 — स्थिर आस्तियाँ
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)		31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. परिसर **Premises**				
पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1540,47,42		1310,07,28	
वर्ष के दौरान परिवर्धन Additions during the year	258,24,86		231,20,36	
वर्ष के दौरान कटौतियाँ Deductions during the year	2,37,07		22,81	
अद्यतन अवक्षयण Depreciation to date	580,98,59	1215,36,62	511,47,00	1029,57,83
I. क. निर्माणाधीन परिसर A. Premises under Construction		79,97,51		126,25,98
II. अन्य स्थिर आस्तियाँ (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)				
पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	5938,75,77		5020,63,80	
वर्ष के दौरान परिवर्धन Additions during the year	1551,04,62		1113,50,13	
वर्ष के दौरान कटौतियाँ Deductions during the year	237,75,23		178,42,57	
अद्यतन अवक्षयण Depreciation to date	4821,41,13	2430,64,03	3941,02,59	2014,68,77
III. पट्टाकृत आस्तियाँ Leased Assets				
क. पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर A. At cost as on 31st March of the preceding year	1530,68,28		1613,88,90	
वर्ष के दौरान परिवर्धन Additions during the year	—		—	
वर्ष के दौरान कटौतियाँ Deductions during the year	216,51,01		193,12,80	
अद्यतन अवक्षयण Depreciation to date	1088,15,22	226,02,05	1024,29,85	396,46,25
ख. प्रावधानों को घटाकर चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियाँ) B. Capital works-in-progress (Leased Assets) net of Provisions		4,31,19		6,58,42
योग TOTAL		**3956,31,40**		**3573,57,25**

अनुसूची 11 — अन्य आस्तियाँ
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
		रु. Rs.	रु. Rs.
(i)	अंतर-बैंक शेषराशियाँ (निवल) Inter Bank balances (net)	—	62,25,21
(ii)	अंतर-कार्यालय समायोजन (निवल) Inter-Office adjustments (net)	1167,19,29	424,54,36
(iii)	प्रोद्भूत ब्याज Interest accrued	6667,55,68	7194,40,49
(iv)	अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	2423,67,17	3452,30,56
(v)	लेखन-सामग्री और स्टांप Stationery and Stamps	109,98,91	106,49,23
(vi)	दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियाँ Non-banking assets acquired in satisfaction of claims	2,78,01	90,29
(vii)	आस्थगित कर आस्ति Deferred tax asset	324,55,48	840,01,16
(viii)	आस्थगित राजस्व व्यय Deferred Revenue Expenditure	—	—
(ix)	अन्य Others #	22595,95,57	13017,48,72
	योग TOTAL	**33291,70,11**	**25098,40,02**

समेकन पर 38,62,36 हजार रुपए (पिछले वर्ष 37,77,52 हजार रुपए) गुडविल शामिल है ।
includes Goodwill on consolidation Rs 38,62,36 Thousand (Previous year Rs. 37,77,52 Thousand).

अनुसूची 12 — समाश्रित देयताएँ
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 की स्थिति के अनुसार (चालू वर्ष) As at 31.3.2006 (Current Year)	31.3.2005 की स्थिति के अनुसार (पिछला वर्ष) As at 31.3.2005 (Previous Year)
		रु. Rs.	रु. Rs.
I.	ऋण के रूप में स्वीकार नहीं किए गए बैंक के विरुद्ध दावे Claims against the bank not acknowledged as debts	1890,22,94	1002,76,67
II.	अंशत: संदत्त विनिधानों के लिए देयता Liability for partly paid investments	37,31,80	55,43,13
III.	बकाया वायदा विनिमय संविदाओं की बाबत दायित्व Liability on account of outstanding forward exchange contracts	183598,72,00	121209,31,87
IV.	संघटकों की ओर से दी गई प्रत्याभूतियाँ Guarantees given on behalf of constituents		
	(क) भारत में (a) In India	26234,29,77	17615,56,21
	(ख) भारत के बाहर (b) Outside India	6314,95,03	5769,58,62
V.	प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएँ Acceptances, endorsements and other obligations	44954,75,32	35270,81,34
VI.	अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी हैं Other items for which the bank is contingently liable	30046,54,76	20822,60,51
	योग TOTAL	**293076,81,62**	**201746,08,35**

31 मार्च 2006 को समाप्त वर्ष के लिए लाभ और हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2006

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची क्र. Schedule No.	31.3.2006 को समाप्त वर्ष year ended 31.3.2006	31.3.2005 को समाप्त वर्ष year ended 31.3.2005
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	49707,47,52	44499,05,85
अन्य आय Other Income	14	11127,44,03	10036,64,16
	आय का योग TOTAL	**60834,91,55**	**54535,70,01**
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	27871,73,98	24891,83,75
प्रचालन व्यय Operating expenses	16	17601,30,25	14443,54,94
उपबंध और आकस्मिक व्यय Provisions and contingencies		9700,39,31	9602,34,47
	व्यय का योग TOTAL	**55173,43,54**	**48937,73,16**
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		5661,48,01	5597,96,85
घटाएं : अल्पांश ब्याज Less: Minority Interest		131,56,04	134,04,30
समूह लाभ Group Profit		5529,91,97	5463,92,55
जोड़ें : समूह के देय अग्रानीत लाभ Add: Brought forward Profit attributable to the group		13,41,62	234,07,19
	योग TOTAL	**5543,33,59**	**5697,99,74**
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अंतरण Transfer to Statutory Reserves		3453,70,03	2924,95,92
अन्य आरक्षितियों को अंतरण Transfer to Other Reserves		863,10,29	2007,99,82
प्रस्तावित लाभांशों को अंतरण Transfer to Proposed Dividend		736,81,84	657,87,36
लाभांशों पर कारपोरेट कर Corporate Tax on Dividend		103,33,88	93,75,02
अतिशेष जो तुलनपत्र में आगे ले जाया गया है Balance carried to Balance Sheet		386,37,55	13,41,62
	योग TOTAL	**5543,33,59**	**5697,99,74**

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 को समाप्त वर्ष year ended 31.3.2006	31.3.2005 को समाप्त वर्ष year ended 31.3.2005
		रु. Rs.	रु. Rs.
I.	अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	25899,27,22	19180,62,96
II.	विनिधानों पर आय Income on Investments	19313,62,07	21533,64,90
III.	भारतीय रिज़र्व बैंक के अतिशेषों और अन्य अंतर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	2079,51,94	2021,29,76
IV.	अन्य Others	2415,06,29	1763,48,23
	योग TOTAL	**49707,47,52**	**44499,05,85**

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 को समाप्त वर्ष year ended 31.3.2006	31.3.2005 को समाप्त वर्ष year ended 31.3.2005
		रु. Rs.	रु. Rs.
I.	कमीशन, विनिमय और दलाली Commission, exchange and brokerage	5338,07,48	4795,47,68
II.	विनिधानों के विक्रय पर लाभ/हानि (निवल) Profit/Loss on sale of investments (Net)	1147,77,20	2470,83,85
III.	विनिधानों के पुनर्मूल्यांकन पर लाभ/हानि (निवल) Profit/Loss on revaluation of investments (Net)	22,78,95	(62,33)
IV.	भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets (Net)	(3,11,66)	(2,82,92)
V.	पट्टाकृत परिसंपत्तियों के विक्रय पर लाभ (निवल) Profit on sale of leased assets (Net)	3,59,14	1,86,23
VI.	विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	1171,59,13	717,62,57
VII.	विदेश/भारत में स्थापित समनुषंगियों/कंपनियों और/या संयुक्त उद्यमों से लाभांशों आदि के रूप में अर्जित आय Income earned by way of dividends etc., from subsidiaries/companies and/or joint ventures abroad/in India...	25,04,17	2,37,00
VIII.	पट्टा आय Lease income		
	(क/a) पट्टा प्रबंधन शुल्क Lease management fees	—	—
	(ख/b) पट्टा किराया Lease rentals	139,04,77	188,72,52
	(ग/c) पट्टा वित्तपोषण प्रभार Lease finance charges	—	—
	(घ/d) अतिदेय प्रभार Overdue charges	33,42	64,50
IX.	क्रेडिट कार्ड सदस्यता/सेवा शुल्क Credit card membership/service fees	174,60,31	132,66,44
X.	जीवन बीमा प्रीमियम (पॉलिसी देयताओं का निवल) Life Insurance Premium (net)	1073,09,24	599,29,90
XI.	सहयोगियों से आय का हिस्सा Share of earnings from associates	(13,09,32)	57,96,66
XII.	विविध आय Miscellaneous Income	2047,71,20	1072,62,06
	योग TOTAL	**11127,44,03**	**10036,64,16**

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 को समाप्त वर्ष year ended 31.3.2006	31.3.2005 को समाप्त वर्ष year ended 31.3.2005
		रु. Rs.	रु. Rs.
I.	जमाराशियों पर ब्याज Interest on deposits	25095,12,43	23324,94,79
II.	भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	1194,63,45	533,50,89
III.	अन्य Others	1581,98,10	1033,38,07
	योग TOTAL	**27871,73,98**	**24891,83,75**

अनुसूची 16 — परिचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2006 को समाप्त वर्ष Year ended 31.3.2006	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005
		रु. Rs.	रु. Rs.
I.	कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	10763,79,72	8632,94,53
II.	भाटक, कर और रोशनी Rent, taxes and lighting	1116,90,54	995,25,96
III.	मुद्रण और लेखन-सामग्री Printing and Stationery	239,81,99	230,53,87
IV.	विज्ञापन और प्रचार Advertisement and publicity	191,14,73	155,57,93
V.	अवक्षयण Depreciation		
	(क) पट्टाकृत आस्तियों पर (a) Leased Assets	127,52,79	147,28,25
	(ख) अन्य स्थिर आस्तियों पर (b) Other Fixed Assets	1005,87,37	922,30,98
VI.	निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	3,83,82	3,26,90
VII.	लेखा-परीक्षकों की फीस और व्यय (इसमें शाखा लेखा-परीक्षकों की फीस और व्यय शामिल है) Auditors' fees and expenses (including branch auditors' fees and expenses)	99,66,36	86,08,26
VIII.	विधि प्रभार Law charges	67,25,03	98,27,51
IX.	डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones, etc.	170,01,89	133,08,36
X.	मरम्मत और अनुरक्षण Repairs and maintenance	214,21,17	170,06,20
XI.	बीमा Insurance	465,11,85	338,51,65
XII.	आस्थगित राजस्व व्यय का परिशोधन Amortization of deferred revenue expenditure #	17,90,27	505,38,57
XIII.	कार्ड व्यवसाय और अन्यों से संबंधित व्यय Operating Expenses relating to Card Business and Life Insurance	1309,42,97	591,21,89
XIV.	अन्य व्यय Other Expenditure	1808,79,75	1433,74,08
	योग TOTAL	**17601,30,25**	**14443,54,94**

वर्ष 2004-05 के आंकड़ों में स्वैच्छिक सेवा निवृत्ति के अंतर्गत 505,38,57 हजार रुपए का परिशोधन शामिल है.
Figures of 2004-05 include amortisation of expenditure under Voluntary Retirement Scheme Rs. 505,38,57 Thousand

अनुसूची 17

प्रमुख लेखा नीतियाँ

1. **लेखे तैयार करने का आधार**

संलग्न वित्तीय विवरण इस प्रकार तैयार किए गए हैं कि उनमें सभी प्रमुख क्षेत्रों में प्रयोज्य भारत में प्रचलित सांविधिक/विनियामक प्रावधानों, लेखा मानकों और सामान्यतया स्वीकृत लेखा परीक्षा सिद्धांतों एवं व्यवहारों का अनुपालन हो जाए, सिवाय उन क्षेत्रों के जिनके बारे में अलग से कोई प्रावधान हैं.

2. **समेकन की कार्यविधि**

2.1 समूह **(जिसमें 21 अनुषंगियाँ, 6 संयुक्त उद्यम और 39 सहयोगी शामिल हैं)** के समेकित वित्तीय विवरण निम्नलिखित के आधार पर तैयार किए गए हैं

(क) भारतीय स्टेट बैंक (मूल संस्था) के लेखापरीक्षित लेखे

(ख) मूल संस्था की संबंधित मद के साथ अनुषंगियों की आस्ति/देयता/आय/व्यय की प्रत्येक मद का पंक्तिवार समूहन और सभी महत्वपूर्ण अंतर्समूह अतिशेषों, लेनदेनों, अवसूल लाभ/हानि के निरसन तथा भारतीय सनदी लेखाकार संस्थान (आइसीएआइ) के लेखा मानक 21 के अनुसार असमान लेखा नीतियों के साथ मिलान के लिए जहाँ कहीं अपेक्षित था, आवश्यक समायोजन करने के पश्चात्

(ग) संयुक्त उद्यमों का समेकन - ऐसे संयुक्त उद्यमों का पूर्ण समेकन जो अनुषंगी भी है तथा अन्य संयुक्त उद्यमों का "समानुपातिक समेकन" आइसीएआइ के लेखा-मानक 27 के अनुसार किया गया है.

(घ) भारतीय सनदी लेखाकार संस्थान के लेखा मानक 23 के अनुसार सहयोगियों में किए गए निवेश का 'ईक्विटी पद्धति' के अधीन लेखांकन

(ङ) अनुषंगियों/संयुक्त उद्यमों के वित्तीय विवरण मूल संस्था के रिपोर्ट करने के दिनांक की भांति, अर्थात् 31 मार्च 2006 तक की स्थिति के अनुसार तैयार किए गए हैं.

2.2 समूह की अनुषंगी इकाइयों में इसके निवेशों की लागत और समूह की अनुषंगियों की ईक्विटी के हिस्से के बीच के अंतर को वित्तीय विवरणों में साख/पूँजीगत आरक्षिती के रूप में मान्यता दी गई है.

2.3 समेकित अनुषंगियों की निवल आस्तियों में आधे से कम हित

Schedule 17

PRINCIPAL ACCOUNTING POLICIES

1. **Basis of preparation of accounts**

The accompanying financial statements have been prepared under historical cost convention and comply, in all material aspects, with applicable statutory/ regulatory provisions, Accounting Standards (AS) and generally accepted accounting principles and practices prevailing in India, except as otherwise stated.

2. **Consolidation Procedure**

2.1 Consolidated financial statements of the Group ***(comprising of 21 subsidiaries, 6 Joint Ventures and 39 Associates)*** have been prepared on the basis of :

(a) audited accounts of State Bank of India (Parent)

(b) line by line aggregation of each item of asset/liability/income/expense of the subsidiaries with the respective item of the Parent, and after eliminating all material intra-group balances / transactions, unrealized profit/loss, and making necessary adjustments wherever required for non-uniform accounting policies as per AS 21 of The Institute of Chartered Accountants of India (ICAI)

(c) Consolidation of Joint Ventures – full consolidation in respect of joint ventures which are also subsidiaries and 'Proportionate Consolidation' in respect of other Joint Ventures - as per AS 27 of ICAI.

(d) accounting for investment in 'Associates' under the 'Equity Method' as per AS 23 of the ICAI.

(e) Financial Statements of the Subsidiaries/Joint Ventures drawn up to the same reporting date as that of the Parent i.e. 31st March 2006.

2.2 The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognized in the financial statements as goodwill/capital reserve.

में निम्नलिखित घटक शामिल हैं :

क) अनुषंगी में निवेश करने के दिनांक को आधे से कम हित में ईक्विटी की राशि, और

ख) मूल संस्था और अनुषंगी के बीच संबंध बनने के दिनांक से राजस्व आरक्षितियाँ/हानि (ईक्विटी) में परिवर्तन का आधे से कम हिस्सा.

3. **विदेशी मुद्रा लेनदेन/रूपांतरण**

3.1 *देशी (भारत में आफशोर बैंकिंग इकाइयों को छोड़कर और विदेशी प्रतिनिधि कार्यालय :*

विदेशी मुद्रा लेन-देन के संबंधित दिन को प्रचलित प्रारंभिक मान्यता दर के अनुसार दर्ज किया जाता है. लेन-देन के निपटान के क्रय में होने वाले विनिमय-विभेद को इस अवधि के दौरान लाभ/हानि माना जाता है. विदेशी मुद्रा गैर मौद्रिक मदों का अग्रानयन अवधिगत लागत के आधार पर किया जाता है और मौद्रिक मदों को फेडाइ (एइईडीएआइ) द्वारा सूचित क्लोजिंग स्पाट रेट पर रिपोर्ट किया जाता है.

3.2 *भारत में विदेशी शाखाएं, आफशोर बैंकिंग इकाइयां और विदेशी अनुषंगी/विदेशी संयुक्त उद्यम :*

आय और व्यय की मदों को त्रैमासिक अंतराल पर फेडाइ (एइईडीएआइ) द्वारा सूचित विनिमय दर के त्रैमासिक औसत के अनुसार रूपांतरित किया जाता है. आस्ति/देयता को वर्ष के अंत में प्रभावी विनिमय दर के अनुसार रूपांतरित किया जाता है. प्रत्येक विदेशी शाखा/अनुषंगी/संयुक्त उद्यम के लिए इसके परिणामस्वरूप होने वाले विनिमय-विभेद को एक अलग खाते में रख दिया जाता है. इसके परिणामस्वरूप होने वाले विनिमय-विभेद को प्रत्येक विदेशी शाखा/अनुषंगी उद्यम के लिए "फारेन करेन्सी ट्रांसलेशन रिजर्व" नामक खाते में तब तक रखा जाता है जब तक निवल निवेश का निपटान नहीं हो जाता है.

3.3 *वर्ष के अंत में बकाया विनिमय संविदाएं :*

प्रत्येक मुद्रा में बकाया विनिमय संविदाओं को तदनुरूपी वायदा दरों के अनुसार संविदाओं की अवशिष्ट परिपक्वता के लिए पुनर्मूल्यांकित किया जाता है तथा विभेद को प्रस्थापित लाभ-हानि के रूप में उल्लिखित किया जाता है.

4. **डेरिवेटिव्स**

जहां आधारभूत आस्तिया/देयताएं बाजार मूल्य के अनुसार बही में अंकित नहीं हैं वहां जोखिम-व्यवस्था के लिए रखी गई. ब्याज दर स्वैप और आप्शन्स एवं करेन्सी स्वैप्स को उपचय आधार पर लेखे में लिया जाता

2.3 Minority interest in the net assets of the consolidated subsidiaries consists of:

a) The amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

b) The minority shares of movements in revenue reserves/loss (equity) since the date the parent-subsidiary relationship came into existence.

3. **Foreign Exchange Transactions/Translations**

3.1 *Domestic offices (other than Offshore Banking Units in India) and foreign representative offices:*

Foreign currency transactions are recorded at the rates prevalent on the date of initial recognition. Exchange differences arising on settlement of transactions are recognized as profit/loss during the period in which they arise. Foreign currency non monetary items are carried at historical cost and monetary items are reported at closing spot rate advised by FEDAI.

3.2 *Foreign branches, Offshore Banking Units in India and foreign subsidiaries/foreign joint venture:*

Items of income and expenditure are translated at quarterly intervals, at the quarterly average exchange rates advised by FEDAI. Assets/Liabilities are translated at the exchange rate prevailing at the close of the year. The resultant exchange difference in respect of each of the foreign branch/ subsidiary/joint venture is accumulated in a separate account "Foreign Currency Translation Reserve" till disposal of the net investment.

3.3 *Forward Exchange Contracts outstanding at the year end:*

The net outstanding forward exchange contracts in each currency are revalued at the corresponding forward rates for the residual maturity of the contract and the exchange difference is recognized as profit/ loss as the case may be.

4. **Derivatives**

Derivative transactions such as Interest Rate Swaps, Options and Currency Swaps undertaken

है. तुलन-पत्र की तिथि को बकाया अन्य-जोखिम लेन देनों के बाजार मूल्य के बही में दर्ज किया जाता है तथा निवल मूल्य को बही में दर्ज किया जाता है तथा निवल मूल्य-वृद्धि/मूल्य-ह्रास को 'लाभ-हानि' खाते में दर्ज किया जाता है। प्रत्येक प्रकार के डेरिवेटिव्स के लिए बही में दर्ज बाजार मूल्य की बकाया राशि, स्थिति के अनुसार आस्ति/देयता की श्रेणी में रखा जाता है।

5. <u>विनिधान</u>

5.1 **वर्गीकरण :**

विनिधानों का वर्गीकरण निम्नानुसार 'व्यवसाय के लिए रखे गए', 'विक्रय के लिए उपलब्ध' और 'परिपक्वता के लिए रखे गए' श्रेणियों के अंतर्गत किया गया है:

(क) उन विनिधानों को 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है, जो बैंक द्वारा अल्पावधि मूल्य/ब्याज-दर घट-बढ़ का फायदा उठाकर व्यवसाय करने के अभिप्राय से अधिगृहीत किए गए हैं. ऐसे विनिधानों को अधिग्रहण की तिथि से 90 दिन तक इस श्रेणी के अंतर्गत रखा जाता है.

(ख) उन विनिधानों को जिन्हें परिपक्वता तक रखा जाना था, 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत किया गया है.

(ग) जिन विनिधानों को उपर्युक्त में से किसी एक श्रेणी के अंतर्गत वर्गीकृत नहीं किया गया है, उन्हें 'विक्रय के लिए उपलब्ध' की श्रेणी के रूप में वर्गीकृत किया गया है.

5.2 **मूल्यन :**

5.2.1 किसी विनिधान की अधिग्रहण-लागत का निर्धारण करने में :

(क) अभिदानों पर प्राप्त दलाली/कमीशन को प्रतिभूतियों की लागत में से घटा दिया गया है.

(ख) प्रतिभूतियों के अधिग्रहण के संबंध में संदत्त दलाली, कमीशन और स्टाम्प-शुल्क को राजस्व व्यय माना गया है.

(ग) प्रतिभूतियों के अधिग्रहण की तिथि तक प्रोद्भूत ब्याज (अर्थात् खंडित अवधि ब्याज) को अधिग्रहण-लागत में शामिल न करके ब्याज-व्यय के रूप में शामिल किया गया है.

5.2.2 'व्यवसाय के लिए रखे गए' श्रेणी के अंतर्गत वर्गीकृत प्रत्येक स्क्रिप, जहाँ बाजार भाव उपलब्ध है, का मूल्यन बही-मूल्य अथवा बाजार-मूल्य में से जो भी कम था, पर किया गया है. प्रतिभूतियों का मूल्यन स्क्रिपवार किया गया है, और प्रत्येक वर्गीकरण के लिए मूल्यह्रास/मूल्यवृद्धि को समूहित किया गया है.

for hedging are accounted for on accrual basis where the underlying assets/liabilities are not marked to market. Other derivative transactions outstanding as on balance sheet date are marked to market and net appreciation / depreciation is recognised in the Profit and Loss account. The net outstanding marked to market position of each type of derivatives is shown as asset/ liability, as the case may be.

5. <u>Investments</u>

5.1 **Classification:**

Investments are classified into "Held for Trading", "Available for Sale" and "Held to Maturity" categories as below:

a) Investments that are acquired with the intention to trade by taking advantage of the short term price/interest rate movement are classified under "Held for Trading". These investments are held under this category upto 90 days from the date of acquisition.

b) Investments which are intended to be held up to maturity are classified as "Held to Maturity."

c) Investments which are not classified in either of the above categories are classified as "Available for Sale".

5.2 **Valuation:**

5.2.1 In determining acquisition cost of investment:

(a) Brokerage/commission received on subscriptions is deducted from the cost of securities.

(b) Brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

(c) Interest accrued up to the date of acquisition of securities (i.e. broken period interest) is excluded from the acquisition cost and recognized as interest expense.

5.2.2 Individual scrips classified under "Held for Trading" category are valued at lower of book value or market value. Depreciation/ Appreciation is aggregated for each type of security i.e. Government Securities, Other Approved Securities, Shares, Debentures/

प्रत्येक वर्गीकरण के निवल मूल्यह्रास, यदि हो तो, का प्रावधान किया गया है, जबकि निवल मूल्यवृद्धि को शामिल नहीं किया गया है. स्क्रिपों का बही मूल्य अपरिवर्तित रहता है.

5.2.3 'परिपक्वता के लिए रखे गए' श्रेणी के अंतर्गत आनेवाले विनिधान को अधिग्रहण-लागत पर लिया गया है. जहाँ कहीं बही-मूल्य अंकित मूल्य/प्रतिदेय मूल्य से अधिक होता है, अतिरिक्त राशि को वहाँ नियत आय-पद्धति (सीवाईएम) के प्रयोग द्वारा बची हुई अवधि में परिशोधित किया जाता है. इसी प्रकार, अंकित मूल्य पर बट्टे से प्राप्त जीरो-कूपन प्रतिभूतियों के संबंध में अधिग्रहण मूल्य और अंकित मूल्य के अंतर को परिपक्वता हेतु बाकी बची अवधि के लिए "नियत आय पद्धति" (सीवाईएम) के द्वारा परिशोधित किया जाता है।

5.2.4 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत आनेवाले विनिधानों का मूल्यन लागत या बाजार मूल्य में, जो भी कम था, पर किया गया है. जहाँ बाजार-भाव उपलब्ध नहीं था, वहाँ इस प्रयोजन हेतु बाजार-मूल्य की गणना वसूली योग्य मूल्य के आधार पर की गई है और यह वसूली योग्य मूल्य की गणना फिक्स्ड इनकम मनी मार्केट एण्ड डेरीवेटिव्ज एसोसिएशन/प्राइमरी डीलर्स एसोसिएशन ऑफ इंडिया/भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर की गई है. प्रत्येक प्रकार की प्रतिभूति जैसे सरकारी प्रतिभूति, अन्य अनुमोदित प्रतिभूतियां, शेयर्स, डिबेंचर्स/बांड और अन्य के मूल्यह्रास/मूल्यवृद्धि को जोड़ा जाता है. हर प्रकार की प्रतिभूति के मूल्यह्रास के लिए प्रावधान किया जाता है जबकि मूल्य-वृद्धि को नजरंदाज कर दिया जाता है. स्क्रिप का बही मूल्य अपरिवर्तित रहता है.

5.2.5 राजस्व बिलों और वाणिज्यिक पत्रों का मूल्यन लागत आधार पर किया गया है.

5.2.6 गैर-एसएलआर गैर-अनर्जक निवेशों को भारतीय रिज़र्व बैंक के दिशा निर्देशों के अनुसार माना गया है तथा उनके लिए प्रावधान अलाभकारी आस्तियों के लिए लागू भारतीय रिज़र्व बैंक के मानदंडों के अनुसार किया गया है.

5.2.7 सहयोगियों में निवेश (भारत और भारत के बाहर भी) प्रारंभ में लागत मूल्य पर ही दर्ज किया जाता है. आवर्ती राशि, अधिग्रहण की तिथि के पश्चात सहयोगी में समूह के लाभ/हानि अंश के अभियान के पश्चात घटता या बढ़ता है. सहयोगी के लाभ/हानि की गणना करने के लिए वित्तीय विवरणों के समेकन हेतु लेखा मानक-21 में दिए गए सभी सिद्धांतों का पालन किया जाता है.

Bonds and Others. Net depreciation in each type of security, if any, is provided for, while appreciation is ignored. The book value of the individual scrip is not changed.

5.2.3 Investments under "Held to Maturity" category are carried at acquisition cost. Wherever the book value is higher than the face value/ redemption value, the excess amount is amortized over the remaining period of maturity using the Constant Yield Method. Similarly, in the case of zero coupon securities that are acquired at a discount to the face value, the difference between the acquisition cost and face value is amortized over the remaining period of maturity using the Constant Yield Method.

5.2.4 Investments under "Available for Sale" category are valued at cost or market price which ever is lower. Where market quotations are not available, market value for this purpose is arrived at on the basis of realizable price computed as per the guidelines of Fixed Income Money Market and Derivatives Association of India/Primary Dealers Association of India/RBI. Depreciation/Appreciation is aggregated for each type of security i.e. Government Securities, Other Approved Securities, Shares, Debentures/Bonds and Others. Net depreciation in each type of security, if any, is provided for, while appreciation is ignored. The book value of the individual scrip is not changed.

5.2.5 Treasury bills and commercial paper are valued at cost.

5.2.6 Non-SLR Non-Performing Investments are recognized as per RBI guidelines and provision is made as per RBI norms applicable to Non-Performing Advances.

5.2.7 Investments in Associates (both in India and abroad) are initially recorded at cost. The carrying amount is increased or decreased on recognition of the group's share of the profit/loss of the associate after the date of acquisition. In accounting for the share of profit/loss of the group in the associate's profit/loss, all the applicable principles of consolidation of financial statements as prescribed by Accounting Standard 21 are followed.

5.2.8 रिपो/रिवर्स रिपो के अंतर्गत बेची/खरीदी गई प्रतिभूतियों को एकमुस्त बिक्री/खरीद माना जाता है तथा तद्नुसार ही उनकी गणना भी की जाती है. लागत और राजस्व को स्थिति के अनुसार ब्याज-व्यय/आय माना जाता है.

6. अग्रिम

6.1 तुलनपत्र में अग्रिमों को प्रावधानों और अलाभकारी आस्तियों (एनपीए) पर अवसूल ब्याज को घटाकर दर्शाया गया है.

6.2 अग्रिमों के अंतर्गत क्रेडिट कार्ड धारकों पर बकाया ऋण और फैक्टर ऋण शामिल हैं.

6.3 भारतीय कार्यालय

6.3.1 समस्त अग्रिमों को चार श्रेणियों में वर्गीकृत किया गया है. ये हैं - (क) मानक आस्तियाँ, (ख) अव-मानक आस्तियाँ, (ग) संदिग्ध आस्तियाँ और (घ) हानिप्रद आस्तियाँ.

6.3.2 सभी बकाया अग्रिमों में से अलाभकारी आस्तियों पर अवसूल ब्याज की राशि को घटाने के बाद निम्नानुसार प्रावधान किए गए हैं :

(क) अव-मानक आस्तियों पर 10 प्रतिशत (20% प्रारंभ से ही अप्रतिभूत जोखिम के मामले में जहां प्रतिभूति का वसूली योग्य मूल्य 10 प्रतिशत से अधिक नहीं है)

(ख) संदिग्ध आस्तियों पर :

i) जहाँ कहीं लागू हो, निर्यात ऋण गारंटी निगम/लघु उद्योग ऋण गारंटी न्यास द्वारा उपलब्ध कराई गई गारंटी सुरक्षा की रखने योग्य/वसूल करने योग्य राशि को घटाने के बाद अप्रतिभूत भाग पर 100 प्रतिशत.

ii) प्रतिभूत भाग पर :

अग्रिम को संदिग्ध माने जाने की अवधि	*प्रतिशत*
एक वर्ष तक	20
एक से तीन वर्ष तक	30
तीन वर्ष से अधिक :	
क) 31 मार्च 2004 को	75
ख) 01 अप्रैल 2004 को अथवा उसके पश्चात	100

(ग) हानिप्रद आस्तियों पर 100%.

(घ) यदि बैंक को देय राशि 90 दिनों से भी अधिक समय तक अतिदेय रहती है और अन्य अग्रिमों पर लागू उपयुक्त विनियोजक प्रावधानीकरण इस पर लागू होता है तो ऐसी स्थिति में राज्य सरकार द्वारा प्रत्याभूत अग्रिमों का वर्गीकरण यथास्थिति 'संदिग्ध' या 'हानिप्रद' के रूप में किया जाता है।

5.2.8 Securities sold/purchased under Repo/ Reverse Repo are treated as outright sales/ purchases and accounted for accordingly. Cost and revenues are accounted as interest expenditure/income, as the case may be.

6 Advances

6.1 Advances are shown in the balance sheet net of provisions and unrealized interest on Non Performing Assets (NPAs).

6.2 Advances include debts due from credit card holders and also factored debts.

6.3 Indian Offices

6.3.1 All advances are classified under four categories viz a) Standard Assets, b) Sub-Standard Assets, c) Doubtful Assets and d) Loss Assets.

6.3.2 Provisions are made on all outstanding advances net of interest not realized on NPAs as under:

(a) Sub-Standard Assets at 10% (20% in the case of unsecured exposures where realizable value of security is not more than 10%, *ab initio*)

(b) Doubtful Assets:

i) Unsecured portion at 100% after netting retainable/realizable amount of guarantee cover provided by Export Credit Guarantee Corporation/Credit Guarantee Trust for small industries wherever applicable.

ii) Secured portion:

Period for which the advance has been considered as doubtful	
Up to one year	20%
One to three years	30%
More than three years	-
- as on 31.03.2004	75%
- on or after 01.04.2004	100%

(c) Loss Assets at 100%

(d) Advances guaranteed by State Governments are classified as "sub-standard", "doubtful" or "loss", as the case may be, if the amount due to the bank remains overdue for more than 90 days and attracts appropriate provisioning as applicable to other advances.

(च) यदि आस्ति पुनर्निमाण कम्पनी (कम्पनियों) को बेचे जाने वाली आस्तियों की कीमत निवल वही मूल्य (एनबीवी) से कम है तो मूल्य-अंतर को लाभ-हानि खाते से प्रभारित किया जाता है, लेकिन यदि बिक्री मूल्य निवल वही मूल्य से अधिक है तो अतिरिक्त प्रावधान को प्रत्यावर्तित नही किया जाता है बल्कि आस्ति पुननिर्माण कंपनी को बिक्री की गई अन्य आस्तियों से होने वाली कमी/हानि के लिए प्रयोग किया जाता है।

6.3.3 अग्रिमों के पिछले वर्ष निर्धारित ऐसे अवसूल ब्याज के लिए प्रावधान किया गया है जो चालू वर्ष के दौरान अलाभकारी बन गया है.

6.3.4 अग्रिमों की पुनर्संरचना/अग्रिमों के चुकौती-कार्यक्रम के पुनर्निर्धारण के मामले में, मूल करार के अनुसार भावी ब्याज के वर्तमान मूल्य और संशोधित करार के अनुसार भावी ब्याज के वर्तमान मूल्य के बीच के अंतर के लिए पुनर्संरचना/पुनर्निर्धारण के समय प्रावधान किया गया है.

6.4 विदेश स्थित कार्यालय

6.4.1 अग्रिमों का चार श्रेणियों में उसी प्रकार वर्गीकरण किया गया है जैसा भारत स्थित कार्यालयों के संबंध में किया जाता है.

6.4.2 अग्रिमों के संबंध में प्रावधान स्थानीय कानून की अपेक्षाओं या भारतीय रिज़र्व बैंक द्वारा निर्धारित आय निर्धारण एवं आस्ति वर्गीकरण मानदंडों में से जो भी अधिक था, उसके अनुसार किए गए हैं.

6.5 मानक आस्तियों पर सामान्य प्रावधान

वैश्विक ऋण संविभाग पर 0.25% की दर से लघु एवं मध्यम उद्यमों तथा प्रत्यक्ष कृषि की मानक आस्तियों पर सामान्य प्रावधान किया जाता है तथा बाकी मानक आस्तियों पर 0.40% की दर से प्रावधान किया जाता है.

7. <u>अचल आस्तियाँ</u>

7.1 देशी-कार्यालयों की अचल आस्तियों पर मूल्यह्रास का प्रावधान, ह्रासित मूल्य पद्धति के अनुसार आयकर नियम 1962 के अंतर्गत निर्धारित दरों पर किया गया है. भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार कंप्यूटरों के संबंध में मूल्यह्रास का प्रावधान 33.33 प्रतिशत वार्षिक दर पर सीधी रेखा पद्धति के आधार पर किया गया है. जो कंप्यूटर सॉफ्टवेयर, हार्डवेयर का अभिन्न अंग नहीं हैं, उनके लिए खरीद के वर्ष में ही पूरा मूल्यह्रास कर दिया गया है.

7.2 पट्टे पर लिये गए परिसरों के संबंध में, पट्टे की राशि को पट्टे की अवधि के अनुरूप परिशोधित किया गया है.

7.3 भारतीय स्टेट बैंक के विदेश स्थित कार्यालयों और विदेशी अनुषंगियों की अचल आस्तियों पर मूल्यह्रास का प्रावधान संबंधित देशों के स्थानीय कानूनों के अनुसार किया गया है.

(e) In case of sale of financial assets to asset reconstruction company(ies) is at a price lower than the Net Book Value (NBV), the difference is charged to Profit and Loss account; if the sale price is higher than the NBV, the excess provision is not reversed but is utilized to meet the shortfall/loss on sale of other financial assets to asset reconstruction company(ies).

6.3.3 Unrealized interest recognized in the previous year on advances, which become non-performing during the current year, is provided for.

6.3.4 In case of restructuring/rescheduling of advances, the difference between the present value of the future interest as per the original agreement and the present value of the future interest as per the revised agreement is provided for at the time of restructuring/rescheduling.

6.4 Foreign Offices

6.4.1 Advances are classified under four categories in line with those of Indian Offices.

6.4.2 Provisions in respect of advances are made as per IRAC norms prescribed by RBI or as per local requirements whichever are higher.

6.5 General Provision on Standard Assets

A general provision is made on the standard assets on the global loan portfolio

- @ 0.25% on the Advances to Small & Medium Enterprises and Direct Agriculture;
- @ 0.40% on the remaining standard assets portfolio.

7. <u>Fixed Assets</u>

7.1 Depreciation on Fixed Assets of Domestic Offices is provided for on the written down value method at the rates prescribed under Income Tax Rules, 1962. In respect of computers, depreciation is provided for on the straight-line method @ 33.33% per annum as per RBI guidelines. Computer software not forming integral part of hardware is depreciated fully during the year of purchase.

7.2 In respect of leasehold premises, the lease amount is amortised over the period of lease.

7.3 Depreciation on the fixed assets of foreign offices of SBI and foreign subsidiaries is provided as per the local laws of the respective countries.

8. पट्टे पर दी गई आस्तियाँ

8.1 31 मार्च 2001 को या उसके पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों और पट्टे पर दी जानेवाली आस्तियों के लिए संदत्त अग्रिमों को क्रमशः "पट्टाकृत आस्तियाँ" और "चालू पूंजीगत कार्य (पट्टाकृत आस्तियाँ)" के रूप में अचल आस्तियों में शामिल किया गया है. मूल्यह्रास का प्रावधान कंपनी अधिनियम 1956 की अनुसूची XIV में निर्धारित दरों के अनुसार सीधी रेखा पद्धति के आधार पर किया गया है और वार्षिक पट्टा प्रभार (पूंजीगत वसूली) और मूल्यह्रास के बीच के अंतर को भारतीय सनदी लेखाकार संस्थान द्वारा जारी दिशा-निर्देशों के अनुसार पट्टा समकरण लेखे में लिया गया है.

8.2 1 अप्रैल 2001 को या उसके बाद पट्टे पर दी गई आस्तियों को भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक 19 के अनुसार लेखे में लिया गया है. ऐसी आस्तियों को "अन्य आस्तियाँ" मद के अन्तर्गत शामिल किया गया है.

8.3 अलाभकारी पट्टाकृत आस्तियों के संबंध में प्रावधान भारतीय रिज़र्व बैंक के अग्रिमों पर लागू दिशा-निर्देशों के अनुसार आय-निर्धारण एवं आस्ति वर्गीकरण मानदंडों के आधार पर किया गया है.

9. राजस्व/व्यय निर्धारण

9.1.1 आय और व्यय को उपचय आधार पर लेखे में लिया गया है. लेकिन, आय की निम्नलिखित मदों को वसूली के आधार पर मान्यता प्रदान की गई है :

(क) बकाया बिलों सहित, अलाभकारी अग्रिमों/आस्तियों पर ब्याज और पट्टा आय.

(ख) अलाभकारी निवेशों पर ब्याज.

(ग) कमीशन (आस्थगित भुगतान गारंटी और सरकारी लेन देनों को छोड़कर), विनिमय और दलाली.

(घ) निवेशों पर लाभांश.

(ङ) निवेशों की आवेदन राशि तथा निवेशों पर प्रतिदेय ब्यांज पर ब्याज.

9.2 गैर-बैंकिंग इकाइयाँ

9.2.1 निर्गम प्रबंधन एवं सलाहकारी शुल्क का निर्धारण ग्राहक के साथ हुए करार की शर्तों के अनुसार किया गया है.

9.2.2 निजी स्थापन से संबंधित शुल्कों का निर्धारण नियत कार्य के पूर्ण होने के आधार पर किया गया है.

9.2.3 सार्वजनिक निर्गमों से संबंधित हामीदारी कमीशन सार्वजनिक निर्गम के आबंटन कार्य को अंतिम रूप देते समय लेखे में ली गयी है. दलाली पब्लिक फंड /म्यूचुअल इश्यू/म्यूचुअल फंड

8. Assets Given on Lease

8.1 In respect of assets given on lease on or before 31st March 2001, the assets given on lease and the advance paid against assets given on lease are included in Fixed Assets as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively. Depreciation is provided for on straight line method as per the rates prescribed in Schedule XIV to the Companies Act, 1956 and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account as per guidelines issued by the ICAI.

8.2 Assets given on lease on or after 1st April 2001 are accounted for as per Accounting Standard 19 issued by the ICAI. Such assets are included under "Other Assets".

8.3 Provisions on non-performing leased assets are made on the basis of RBI guidelines applicable to advances.

9. Revenue/Expense Recognition

9.1 Domestic Offices: Banking Entities

9.1.1 Income and expenditure are accounted on accrual basis. The following items of income, however, are recognized on realization basis:

(a) Interest and lease income on non-performing advances/assets, including overdue bills

(b) Interest on non-performing investments

(c) Commission (other than commission on deferred payment guarantees and government transactions), exchange and brokerage

(d) Dividend on investments

(e) Interest on application money on investments and overdue interest on investments.

9.2 Non-banking entities

9.2.1 Issue management and advisory fees are recognized as per the terms of agreement with the client.

9.2.2 Fees for private placement are recognized on completion of assignment.

9.2.3 Underwriting commission relating to public issues are accounted for on finalisation of allotment of the public issue. Brokerage

अन्य प्रतिभूतियों से संबंधित अन्य ग्राहक /बिचौलियों से सूचना की प्राप्ति के बाद लेखे में किया गया है।

9.2.4 दिनांक 31 मार्च 2005 तक वार्षिक फीस और "एड आन" कार्ड फीस को कार्डधारक के खाते को खोलते समय तथा कार्ड के नवीकरण के समय आय माना जाता था. दिनांक 01 अप्रिल 2005 से इस नीति को बदल दिया गया है तथा अब ज्वाइनिंग सदस्यता तथा एक वर्ष की अवधि के दौरान प्रथम वार्षिक शुल्क को इस प्रयोजन हेतु मान्यता दी गई है क्योंकि यह नीति ज्यादा सटीक ढंग से फीस की अवधि की सूचना देती है. लेखा नीति में इस परिवर्तन के कारण चालू वर्ष के लिए कर पूर्व लाभ में 1.71 करोड़ रुपए की कमी आई है. नवीकरण फीस को पूर्व की भांति नवीकरण के समय ही आय मान लिया जाता है. कार्ड से संबंधित अन्य सभी सेवा फीस को संबंधित लेन देन के समय ही दर्ज किया जाता है.

9.2.5 फैक्टरिंग सेवा शुल्कों को उपचय के आधार पर लेखे में लिया गया है, सिवाय अलाभकारी आस्तियों के मामलों में, जहां आय को वसूली आधार पर लेखे में लिया गया है.

9.2.6 न्यास बोर्ड के साथ हुए निवेश प्रबंधन और सलाहकारी करार या उसके बाद उसमें हुए संशोधन के अनुसार निधि प्रबंधन शुल्क को उपचय के आधार पर लेखे में लिया गया है.

9.2.7 पालिसी धारक से किस्त देय होने पर जीवन बीमा प्रीमियम (सेवा कर घटाकर) को आय माना गया है. व्यपगत पालिसियों से वसूल नहीं हुई प्रिमियम को तब आय के रूप में माना गया है जब उनका नवीकरण किया गया. लिंक्ड-बिजनेस के संदर्भ में, संबद्ध इकाइयों के आबंटन के बाद प्रिमियम को आय माना गया है.

9.3 विदेश स्थित कार्यालय/विदेशी अनुषंगियाँ

आय का निर्धारण देशों के स्थानीय कानूनों के अनुसार किया गया है.

10. <u>स्टाफ-हितलाभ</u>

स्टाफ के संबंध में ग्रेच्यूटी/पेंशन और वास्तविक मूल्यांकन के आधार पर अवकाश नकदीकरण का प्रावधान किया गया है. भविष्य निधि के लिए बैंक/अनुषंगियों की भविष्य निधि योजना की शर्तों के अनुसार अंशदान किया जाता है.

11. <u>आयकर के लिए प्रावधान</u>

आयकर का प्रावधान सांविधिक अपेक्षाओं का पालन करते हुए भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक-22 के अनुसार आस्थगित कर के लिए समायोजित करके किया गया है.

——— x ———

income relating to public issues/mutual fund/ other securities is accounted for based on mobilization and intimation received from clients/intermediaries.

9.2.4 Till 31st March 2005 annual fee and "add on" card fee were recognized as income at the time of setting up of cardholder account and at time of renewal of card. From 1st April 2005, the policy has been changed to recognize the joining membership and first annual fee over a period of one year as this more closely reflects the period to which the fee relates. As a result of this change in accounting policy, profit before tax for the current year is lower by Rs.1.71 crore. Renewal fee continues to be recognized at the time of renewal of the card. All other card-related service fees are booked at the time of recording the respective transaction.

9.2.5 Factoring service charges are accounted for on accrual basis except in the case of non-performing assets, where income is accounted for on realisation.

9.2.6 Funds management fees are accounted for on accrual basis in accordance with the Investment Management and Advisory Agreement with the Board of Trustees or as modified thereafter.

9.2.7 Life insurance premium (net of service tax) is recognized as income when due from policy holders. Uncollected premium from lapsed policies is not recognized as income until such policies are revived. In respect of linked business, premium income is recognized when the associated units are allotted.

9.3 Foreign Offices/Foreign Subsidiaries

Income is recognized as per the local laws of the countries.

10. <u>Staff Benefits</u>

Provisions are made for gratuity, pension and leave encashment benefits to staff on an actuarial valuation. For provident fund, contribution is made in terms of the Provident Fund Schemes of the Bank/Subsidiaries.

11. <u>Provision for income tax</u>

Provision for income tax is made in accordance with the statutory requirements with adjustments for deferred tax in terms of Accounting Standard 22 issued by the ICAI.

——— x ———

अनुसूची 18

लेखा टिप्पणियां

1. समेकित वित्तीय विवरण तैयार करने हेतु विचार किए गए अनुषंगियों/संयुक्त उद्यमों/सहयोगियों की सूची.

1.1 समेकित वित्तीय विवरण तैयार करते समय निम्नांकित 21 अनुषंगियों, 6 संयुक्त उद्यमों और 39 सहयोगियों (मूल संस्था भारतीय स्टेट बैंक के साथ समूह में सम्मिलित) को शामिल किया गया है :

क) अनुषंगी

क्र. स.	अनुषंगी का नाम	निगमन-देश	समूह का जोखिम (%)
1.	स्टेट बैंक आफ बीकानेर एण्ड जयपुर	भारत	75.07
2.	स्टेट बैंक आफ हैदराबाद	भारत	100.00
3.	स्टेट बैंक आफ इंदौर	भारत	98.05
4.	स्टेट बैंक आफ मैसूर	भारत	92.33
5.	स्टेट बैंक आफ पटियाला	भारत	100.00
6.	स्टेट बैंक आफ सौराष्ट्र	भारत	100.00
7.	स्टेट बैंक आफ त्रावणकोर	भारत	75.01
8.	एसबीआई कमर्शियल एण्ड इंटरनेशनल बैंक लिमिटेड	भारत	100.00
9.	एसबीआइ कैपिटल मार्केट्स लिमिटेड	भारत	86.16
10.	एसबीआइकैप सेक्योरिटी लिमिटेड	भारत	86.16
11.	एसबीआइकैप वेंचर्स लिमिटेड	भारत	86.16
12.	एसबीआइकैप ट्रस्टी कंपनी लिमिटेड	भारत	86.16
13.	एसबीआइकैप (यूके) लिमिटेड	यूके	86.16
14.	एसबीआइ डीएफएचआइ लिमिटेड	भारत	65.95
15.	एसबीआइ फैक्टर्स एण्ड कमर्शियल सर्विसेज प्राइवेट लिमिटेड	भारत	69.88
16.	एसबीआई म्युच्युअल फंड ट्रस्टी कंपनी प्रा.लि.	भारत	100.00
17.	भारतीय स्टेट बैंक (कनाडा)	कनाडा	100.00
18.	भारतीय स्टेट बैंक (कैलिफोर्निया)	संयुक्त राज्य अमरीका	100.00
19.	एसबीआइ इंटरनेशनल (मारीशस) लिमिटेड	मारीशस	98.00
20.	इंडियन ओसियन इंटरनेशनल बैंक लिमिटेड	मारीशस	51.00
21.	आई एन एम बी बैंक लिमिटेड	नाइजीरिया	##

(## up to 31.12.2005)

Schedule 18

NOTES ON ACCOUNTS

1. List of Subsidiaries/Joint Ventures/Associates considered for preparation of consolidated financial statements.

1.1 The 21 Subsidiaries, 6 Joint Ventures and 39 Associates (which along-with State Bank of India, the Parent, constitute the Group), considered in the preparation of the consolidated financial statements, are:

A) Subsidiaries

Sr. No	Name of the Subsidiary	Country of Incorporation	Group's Stake (%)
1	State Bank of Bikaner & Jaipur	India	75.07
2	State Bank of Hyderabad	India	100.00
3	State Bank of Indore	India	98.05
4	State Bank of Mysore	India	92.33
5	State Bank of Patiala	India	100.00
6	State Bank of Saurashtra	India	100.00
7	State Bank of Travancore	India	75.01
8	SBI Commercial & International Bank Ltd.	India	100.00
9	SBI Capital Markets Ltd.	India	86.16
10	SBICAP Securities Ltd	India	86.16
11	SBICAPS Ventures Ltd	India	86.16
12	SBICAP Trustee Company Ltd	India	86.16
13	SBICAP (UK) Limited	UK	86.16
14	SBI DFHI Ltd	India	65.95
15	SBI Factors and Commercial Services Pvt. Ltd.	India	69.88
16	SBI Mutual Fund Trustee Company Pvt. Ltd.	India	100.00
17	State Bank of India (Canada)	Canada	100.00
18	State Bank of India (California)	USA	100.00
19	SBI International (Mauritius) Ltd.	Mauritius	98.00
20	Indian Ocean International Bank Ltd.	Mauritius	51.00
21	INMB Bank Ltd	Nigeria	##

(## up to 31.12.2005)

ख) संयुक्त उद्यम

क्र. सं.	संयुक्त उद्यम का नाम	निगमन-देश	समूह का जोखिम (%)
1.	सी-एज टेक्नोलोजी प्राइवेट लिमिटेड	भारत	49.00
2.	जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज प्राइवेट लिमिटेड	भारत	40.00
3.	एसबीआइ कार्ड्स एंड पेमेन्ट सर्विसेस प्राइवेट लिमिटेड	भारत	60.00
4.	एसबीआइ फन्ड मैनेजमेंट प्राइवेट लिमिटेड	भारत	63.00
5.	एसबीआइ लाइफ एश्यूरेंस कंपनी लिमिटेड	भारत	74.00
6.	कमर्शियल बैंक ऑफ इंडिया एलआइसी	रुस	60.00

ग) सहयोगी

क्र. सं.	सहयोगी का नाम	निगमन देश	समूह का जोखिम (%)
1.	अलकनंदा ग्रामीण बैंक	भारत	35.00
2.	आंध्र प्रदेश ग्रामीण विकास बैंक	भारत	35.00
3.	अरुणाचल प्रदेश रूरल बैंक	भारत	35.00
4.	बस्तर क्षेत्रीय ग्रामीण बैंक	भारत	35.00
5.	बिलासपुर रायपुर क्षेत्रीय ग्रामीण बैंक	भारत	35.00
6.	बोलंगिर आंचलिक ग्रामीण बैंक	भारत	35.00
7.	बुंदेलखंड क्षेत्रीय ग्रामीण बैंक	भारत	35.00
8.	दमोह-पन्ना-सागर क्षेत्रीय ग्रामीण बैंक	भारत	35.00
9.	इलाकाई देहाती बैंक	भारत	35.00
10.	गंगा यमुना ग्रामीण बैंक	भारत	35.00
11.	का बैंक नानकिनडांग री खासी जैनटिया	भारत	35.00
12.	कालाहांडी आंचलिक ग्राम्य बैंक	भारत	35.00
13.	कोरापुट पंटबटी ग्राम्य बैंक	भारत	35.00

B) Joint Ventures

Sr. No	Name of the Joint Venture	Country of Incorporation	Group's Stake (%)
1	C-Edge Technologies Ltd.	India	49.00
2	GE Capital Business Process Management Services Pvt Ltd.	India	40.00
3	SBI Cards and Payment Services Pvt. Ltd.	India	60.00
4	SBI Fund Management Pvt Ltd.	India	63.00
5	SBI Life Insurance Company Ltd.	India	74.00
6	Commercial Bank of India Llc.	Russia	60.00

C) Associates

Sr. No	Name of the Associate	Country of Incorporation	Group's Stake (%)
1	Alaknanda Gramin Bank	India	35.00
2	Andhra Pradesh Grameena Vikas Bank	India	35.00
3	Arunachal Pradesh Rural Bank	India	35.00
4	Bastar Kshetriya Gramin Bank	India	35.00
5	Bilaspur Raipur Kshetriya Gramin Bank	India	35.00
6	Bolangir Anchalik Gramin Bank	India	35.00
7	Bundelkhand Kshetriya Gramin Bank	India	35.00
8	Damoh-Panna-Sagar Kshetriya Gramin Bank	India	35.00
9	Ellaquai Dehati Bank	India	35.00
10	Ganga Yamuna Gramin Bank	India	35.00
11	Ka Bank Nongkyndong Ri Khasi Jaintia	India	35.00
12	Kalahandi Anchalik Gramya Bank	India	35.00
13	Koraput Panchbati Gramya Bank	India	35.00

14. कृष्णा ग्रामीण बैंक	भारत	35.00
15. लंगपी देहांगी रूरल बैंक	भारत	35.00
16. मिजोरम रूरल बैंक	भारत	35.00
17. नगालैंड रूरल बैंक	भारत	35.00
18. पलामू क्षेत्रीय ग्रामीण बैंक	भारत	35.00
19. पर्वतीय ग्रामीण बैंक	भारत	35.00
20. पिथौरागढ़ क्षेत्रीय ग्रामीण बैंक	भारत	35.00
21. पूर्वांचल क्षेत्रीय ग्रामीण बैंक	भारत	35.00
22. रायगढ़ क्षेत्रीय ग्रामीण बैंक	भारत	35.00
23. समस्तीपुर क्षेत्रीय ग्रामीण बैंक	भारत	35.00
24. संथाल परगना ग्रामीण बैंक	भारत	35.00
25. शिवपुरी-गुना क्षेत्रीय ग्रामीण बैंक	भारत	35.00
26. बीकानेर क्षेत्रीय ग्रामीण बैंक	भारत	26.27
27. कावेरी ग्रामीण बैंक	भारत	32.32
28. डेक्कन ग्रामीण बैंक	भारत	35.00
29. कल्पतरु ग्रामीण बैंक	भारत	32.32
30. मालवा ग्रामीण बैंक	भारत	35.00
31. मारवाड़ ग्रामीण बैंक	भारत	26.27
32. श्री गंगानगर क्षेत्रीय ग्रामीण बैंक	भारत	26.27
33. सौराष्ट्र ग्रामीण बैंक	भारत	35.00
34. विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक	भारत	34.32
35. क्लियरिंग कार्पोरेशन ऑफ इंडिया लिमिटेड	भारत	28.97
36. एसबीआइ होम फाइनैंस लिमिटेड	भारत	25.05
37. यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.	भारत	25.00
38. बैंक ऑफ भूटान	भूटान	20.00
39. नेपाल एसबीआइ बैंक लिमिटेड	नेपाल	50.00

14	Krishna Grameena Bank	India	35.00
15	Langpi Dehangi Rural Bank	India	35.00
16	Mizoram Rural Bank	India	35.00
17	Nagaland Rural Bank	India	35.00
18	Palamau Kshetriya Gramin Bank	India	35.00
19	Parvatiya Gramin Bank	India	35.00
20	Pithoragarh Kshetriya Gramin Bank	India	35.00
21	Purvanchal Kshetriya Gramin Bank	India	35.00
22	Raigarh Kshetriya Gramin Bank	India	35.00
23	Samastipur Kshetriya Gramin Bank	India	35.00
24	Santhal Parganas Gramin Bank	India	35.00
25	Shivpuri-Guna Kshetriya Grameena Bank	India	35.00
26	Bikaner Kshetriya Gramin Bank	India	26.27
27	Cauvery Grameena Bank	India	32.32
28	Deccan Grameena Bank	India	35.00
29	Kalpatharu Grameena Bank	India	32.32
30	Malwa Gramin Bank	India	35.00
31	Marwar Gramin Bank	India	26.27
32	Sriganganagar Kshetriya Gramin Bank	India	26.27
33	Saurashtra Gramin Bank	India	35.00
34	Vidisha Bhopal Kshetriya Gramin Bank	India	34.32
35	Clearing Corporation of India Ltd	India	28.97
36	SBI Home Finance Ltd	India	25.05
37	UTI Asset Management Company Pvt Ltd	India	25.00
38	Bank of Bhutan	Bhutan	20.00
39	Nepal SBI Bank Ltd	Nepal	50.00

1.2 वर्ष 2004-05 की तुलना में समेकन प्रक्रिया में निम्नलिखित परिवर्तन हुए हैं :

क) भारतीय स्टेट बैंक ने 7.35 मिलियन अमेरिकी डालर (32.20 करोड़ रुपए) की लागत से इंडियन ओसियन इंटरनेशनल बैंक लि. (आयओआयबी) में दिनांक 20-4-2005 से 51% स्टेक का अधिग्रहण किया है. तदनुसार 20-4-2005 से आइओआइबी की आस्तियों, देयताओं, आय और व्ययों का समेकन किया गया है. समेकित वित्तीय विवरण में 0.85 लाख रुपए को सदभावना-राशि के रूप में लेखा में लिया गया है.

ख) भारतीय स्टेट बैंक की अनुषंगी एसबीआइ कैपिटल मार्केट लि. ने पूर्ण-धारित चार अनुषंगियों को प्रवर्तित किया है. इनके नाम हैं - एसबीआइ कैप सिक्योरिटीज लि., एसबीआइ कैप्स वेंचर्स लि., एसबीआइ कैप्स ट्रस्टी कम्पनी लि. और एसबीआइ कैप (यूके) लि. भारतीय स्टेट बैंक के समेकित वित्तीय विवरण को तैयार करने में एसबीआइ कैपिटल मार्केट्स लि. के समेकित वित्तीय विवरण का उपयोग किया गया है.

ग) भारतीय स्टेट बैंक ने टाटा कंसल्टेन्सी लि. के साथ मिलकर सी-एज टेक्नोलाजीज़ लि. नामक एक नई कंपनी संयुक्त उद्यम के रूप में प्रवर्तित की है. इस कंपनी ने 28-03-2006 से वाणिज्यिक परिचालन प्रारंभ कर दिया है.

घ) नाइजिरिया की विनियामक अपेक्षाओं के अनुपालन के तहत दिनांक 1-01-2006 से आइएनएमबी बैंक लि. के स्टर्लिंग बैंक पीएलसी में विलय के पश्चात आइएनएमबी बैंक का अनुषंगी के रूप में अस्तित्व समाप्त हो गया. विलय-योजना के अनुसार, स्टर्लिंग बैंक पीएलसी में भारतीय स्टेट बैंक का स्टेक 9.24% है. लेखा मानक-21 के अनुसार अनुषंगी के निपटान पर हुई हानि के रूप में 6 .27 करोड़ रुपए की राशि को प्रभारित किया गया. दिनांक 31-12-2005 तक की आएिनएमबी लि. की आय (23.06 करोड़ रुपए के बराबर) व्यय (27.80 करोड़ रुपए के बराबर) को समेकित किया गया है.

ङ) भारतीय स्टेट बैंक ने क्रेडिट इन्फार्मेशन ब्यूरो आफ इंडिया लि. में 31-12-2005 तक अपने 40% के इक्विटी स्टेक को 17 मई 2005 से क्रमशः घटाते हुए 10% पर ला दिया है. चूंकि क्रेडिट इन्फार्मेशन ब्यूरो ऑफ इंडिया लि. संयुक्त उद्यम नहीं रहा अतः इसे वर्ष 2005-06 के लिए समेकित नहीं किया गया है. अनुषंगी/संयुक्त उद्यम के निपटान पर 9.14 करोड़ रुपए के लाभ को लेखे में लिया गया है.

च) वर्ष के दौरान बैंक ने, यूटीआइ एसेट मैनेजमेंट कंपनी प्रा.लि. की

1.2. The following changes have taken place in the consolidation process as compared to 2004-05:

a) State Bank of India has acquired 51% stake in Indian Ocean International Bank Ltd (IOIB) at a cost of USD 7.35 million (Rs.32.20 crore) w.e.f. 20.04.2005. As such the assets, liabilities, income and expenses of IOIB have been consolidated from 20.04.2005. A sum of Rs. 0.85 crore has been recognized as goodwill in the consolidated financial statements.

b) SBI Capital Market Ltd, a subsidiary of State Bank of India, has promoted four wholly owned subsidiaries viz. SBICAP Securities Ltd, SBICAPS Ventures Ltd, SBICAP Trustee Company Ltd and SBICAP(UK) Ltd. The consolidated financials of SBI Capital Markets Ltd have been used in the preparation of consolidated financial statements of State Bank of India.

c) State Bank of India has promoted a new company as a joint venture - C-Edge Technologies Ltd - with Tata Consultancy Ltd. The company has commenced operations w.e.f. 28.03.2006.

d) INMB Bank Ltd has ceased to be a subsidiary w.e.f. 01.01.2006 pursuant to its merger with Sterling Bank Plc in compliance with Nigerian Regulatory requirements. As per the merger scheme, State Bank of India's stake in Sterling Bank Plc is 9.24%. As per Accounting Standard 21, a sum of Rs.6.27 crore has been charged off as loss on disposal of subsidiary. Income (Rupee equivalent 23.06 crore)/Expenses (Rupee equivalent 27.80 crore) of INMB Ltd upto 31.12.2005 have been consolidated.

e) State Bank of India has brought down its equity stake in Credit Information Bureau of India Ltd from 40% as at 31.03.2005 to 10% in stages starting from 17th May 2005. As Credit Information Bureau of India Ltd has ceased to be a joint venture it has not been consolidated for the year 2005-06. A sum of Rs.9.14 Crore has been recognized as profit on disposal of subsidiary/joint venture.

f) During the year the Bank has paid Rs.309.24

खरीद के लिए भारत सरकार को 309.24 करोड़ रुपए का भुगतान किया. यह राशि उसके शेयर (25%) का प्रतिफल थी. लेखा मानक -23 के अनुसार इस राशि को सद्भावना राशि माना गया है तथा इसे अग्रानीत निवेश-राशि में सम्मिलित किया गया है.

छ) दिनांक 31-03-2005 को समूह के पास सहयोगी के रूप में 44 क्षेत्रीय ग्रामीण बैंक थे. 14 क्षेत्रीय ग्रामीण बैंकों के समामेलन के कारण घटकर दिनांक 31-03-2006 को इनकी संख्या 34 हो गई. इसका विवरण निम्नवत है.

समामेलित क्षेत्रीय ग्रामीण बैंक	नये क्षेत्रीय ग्रामीण बैंक	प्रायोजिक बैंक	विलय की तिथि
1. बस्ती ग्रामीण बैंक 2. गोरखपुर क्षेत्रीय ग्रामीण बैंक	पूर्वांचल क्षेत्रीय ग्रामीण बैंक	भारतीय स्टेट बैंक	12.09.05
3. काकतिया ग्रामीण बैंक 4. मंजिरा ग्रामीण बैंक 5. नागार्जुन ग्रामीण बैंक 6. संगमेश्वरा ग्रामीण बैंक 7. श्री विशाखा ग्रामीण बैंक	आंध्र प्रदेश ग्रामीण विकास बैंक	भारतीय स्टेट बैंक	31.03.06
8. गोलकुंडा ग्रामीण बैंक 9. श्री राम ग्रामीण बैंक 10. श्री सरस्वती ग्रामीण बैंक 11. श्री सातवाहन ग्रामीण बैंक	डेकन ग्रामीण बैंक	स्टेट बैंक ऑफ हैदराबाद	24.03.06
12. जामनगर राजकोट ग्रामीण बैंक 13. जूनागढ़ अमरेली ग्रामीण 14. सुरेंद्रनगर भावनगर ग्रामीण बैंक	सौराष्ट्र ग्रामीण बैंक	स्टेट बैंक ऑफ सौराष्ट्र	02.01.06

crore to the Government of India, being its share (25%) of the consideration for purchase of UTI Asset Management Company Pvt. Ltd. As per Accounting Standard 23, this amount has been identified as goodwill and included in the carrying amount of investment.

g) As at 31.03.2005, the group had 44 RRBs as associates, which as at 31.03.2006 has come down to 34 due to amalgamation of 14 RRBs details of which are as follows.

Name of the amalgamated RRB	Name of the new RRB	Name of the Sponsor bank	Date of merger
1. Basti Gramin Bank 2. Gorakhpur Kshetriya Gramin Bank	Purvanchal Kshetriya Gramin Bank	State Bank of India	12.09.05
3. Kakathiya Grameena Bank 4. Manjira Grameena Bank 5. Nagarjuna Grameena Bank 6. Sangameshwara Grameena Bank 7. Sri Vishaka Grameena Bank	Andhra Pradesh Grameena Vikas Bank	State Bank of India	31.03.06
8. Golconda Grameena Bank 9. Sri Rama Grameena Bank 10. Sri Saraswathi Grameena Bank 11. Sri Sathavahana Grameena Bank	Deccan Grameena Bank	State Bank of Hyderabad	24.03.06
12. Jamnagar Rajkot Gramin Bank 13. Junagarh Amreli Gramin Bank 14. Surendranagar Bhavnagar Gramin Bank	Saurashtra Gramin Bank	State Bank of Saurashtra	02.01.06

चूंकि विलय हुए क्षेत्रीय ग्रामीण बैंकों की आस्ति/देयता को नई इकाइयों ने संबंधित बही मूल्य पर अधिगृहीत कर लिया है अतः इन विलयों के कारण किसी प्रकार की सद्भावना राशि/पूँजी आरक्षित नही है ।

1.3 बैंक ऑफ भूटान (31 दिसंबर) और नेपाल एसबीआइ बैंक लि. (हिंदू कलेंडर वर्ष) - दोनों का लेखा-वर्ष भा.स्टे.बैंक से भिन्न है।

2. अजिर्त ब्याज आय में 1701.81 करोड़ रुपए की राशि शामिल है. यह राशि आयकर की वापसी से प्राप्त हुई।

3. अन्य आय में 531.54 करोड़ की राशि शामिल है. यह राशि इंडिया मिलेनियम डिपाजिट के प्रतिदान पर एक्सचेंज-गेन के रूप में प्राप्त हुई।

4. वर्ष 2001 और 2002 में ब्याज-व्यय खाते के नामे भारतीय रिजर्व बैंक को भुगतान की गई एमओवी राशि चालू वर्ष के दौरान इंडिया मिलेयियम डिपाजिट के प्रतिदान पर प्राप्त हुई और इसे ब्याज व्यय खाते में जमा कर दिया गया।

5. पचिलान व्ययों के अंतर्गत कर्मचारियों को भुगतान तथा उनके लिए प्रावधान के तहत 408.48 करोड़ रुपए शामिल हैं. यह राशि विगत वित्तीय वर्षों की वेतन की बकाया राशि है।

6. भारतीय रिजर्व बैंक के दिनांक 19-12-2005 के पत्र डीबीएस.सीओ.एसएमसी. क्रमांक 8804/22.09.001/2005-06 के अनुसार दिनांक 31-03-1999 तक अंतर शाखा खाते में पड़ी कुल 516.97 करोड़ की असमायोजित ऋण राशि (नामे और जमा प्रविष्टियों का निवल मूल्य) लाभ और हानि खाते में जमा कर दी गई।

7. प्रावधान एवं आकस्मिकताएं मद का मदवार विवरण लाभ और हानि खाते के 'व्यय' शीर्ष के अंतर्गत दिया गया है।

(रुपए करोड़ में)

	2005-06	2004-05
क) आयकर के लिए प्रावधान (वर्तमान-कर)	2101.68	2794.19
ख) आयकर के लिए प्रावधान (आस्थगित कर)	507.09	(158.54)
ग) चालू वर्ष के लिए रु. 620.30 करोड़ के अनुषंगी लाभ कर सहित अन्य करों के लिए प्रावधान	620.80	(3.87)

Since the assets/liabilities of the merged RRBs have been taken over by the new entity at their respective book value, there is no goodwill/capital reserve on account of these mergers.

1.3 Two of the associates – Bank of Bhutan (31st December) and Nepal SBI Bank Ltd (Hindu Calendar Year) follow accounting years different from that of the parent.

2. Interest Earned-Others includes an amount of Rs.1701.81 crores, being interest on refund of Income Tax

3. Other income includes an amount of Rs.531.54 crores being Exchange Gain on India Millennium Deposits (IMDs) redemption.

4. An amount of Rs. 563.52 crores paid to Reserve Bank Of India for maintenance of value (MOV) by debit to Interest Expended Account in the years 2001 and 2002 was received back during the year on redemption of India Millennium Deposits (IMDs) and credited to Interest Expended account.

5. Payments to and provisions for employees, under Operating Expenses includes an amount of Rs.408.48 crores, being arrears of salary paid for the previous financial years.

6. In terms of RBI letter No.DBS.CO.SMC No. 8804/ 22.09.001/2005-06 dated 19.12.2005, the unreconciled net credit balance (net value of debit and credit entries) in Inter Branch Account upto 31.03.1999 aggregating Rs. 516.97 crores has been credited to Profit & Loss Account.

7. Break-up of the item "Provisions and Contingencies" included under the head "Expenditure" in the Profit and Loss Account:

(Rs. in crore)

	2005-06	2004-05
a) Provision for Income Tax (current tax)	2101.68	2794.19
b) Provision for Income Tax (deferred tax)	507.09	(158.54)
c) Provision for other taxes including Fringe Benefit Tax of Rs. 620.30 crore for current year	620.80	(3.87)

		2005-06	2004-05
घ)	अलाभकारी आस्तियों पर किए गए प्रावधान की राशि (प्रावधानों के प्रति लेखन सहित)	414.06	1403.37
ङ)	वैश्विक ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	585.44	(74.13)
च)	भारत में विनिधानों के मूल्य में मूल्यह्रास	5529.07	4486.01
छ)	विदेश स्थित कार्यालयों के विनिधानों के मूल्य में मूल्यह्रास	10.48	8.10
ज)	अन्य (प्रतिलेखनों को छोड़कर)#	(68.23)	1147.21
	योग	**9700.39**	**9602.34**

(कोष्ठक में दिए गए आंकड़े ऋण दर्शाते हैं)

वर्ष 2004-05 के आंकड़ों में वेतन संशोधन हेतु 1160.62 करोड़ रुपए का तदर्थ प्रावधान शामिल है.

लेखा मानकों के अनुसार प्रकटीकरण

8. लेखा मानक 17 (खंडवार रिपोर्टिंग)

8.1 खंड अभिनिर्धारण

निम्नलिखित खंडों का अभिनिर्धारण किया गया है :

प्राथमिक (व्यवसाय खंड)	राजकोष परिचालन बैंकिंग परिचालन गैर-बैंकिंग परिचालन
द्वितीयक (भौगोलिक खंड)	देशी परिचालन विदेशी परिचालन

8.2 खंडवार सूचना हेतु अपनाई जानेवाली लेखा-नीतियाँ निम्नलिखित अतिरिक्त विशेषताओं के साथ समेकित वित्तीय विवरणों में अपनाई गई लेखा नीतियों के अनुसार हैं .

- राष्ट्रीय बैंकिंग समूह खंडों तथा अन्य खंडों के बीच अंतः खंडीय लेनदेनों का मूल्य-निर्धारण बाजार पर आधारित होता है. राजकोष एवं बैंकिंग खंडों के बीच के लेनदेनों के संदर्भ में निधियों के उपयोग हेतु क्षतिपूर्ति की गणना ऋणदाता खंड द्वारा वहन किए गए ब्याज एवं अन्य व्ययों के आधार पर की जाती है.
- खंड की परिचालन गतिविधियों के साथ उनके संबंध के आधार पर खंडों के लिए राजस्व एवं व्यय अभिनिर्धारित किए गए हैं.
- राजस्व एवं व्यय, जो संपूर्ण उद्यम से संबंधित हैं तथा जो यथोचित आधार पर खंडों के लिए विनियोज्य नहीं हैं, अनिर्धारित कारपोरेट राजस्व को घटाकर "अनिर्धारित व्यय" के अंतर्गत सम्मिलित किए गए हैं

	2005-06	2004-05
d) Amount of provision made against NPA's (including write back of provision)	414.06	1403.37
e) General provision on Standard Assets in the global loan portfolio	585.44	(74.13)
f) Depreciation in the value of investments in India	5529.07	4486.01
g) Depreciation in the value of investments in Foreign Office	10.48	8.10
h) Others (Net of write-backs)#	(68.23)	1147.21
Total	**9700.39**	**9602.34**

(figures in brackets indicate credit)

figures of 2004-05 include ad hoc provision of Rs. 1160.62 crore towards wage revision.

DISCLOSURES AS PER ACCOUNTING STANDARDS:

8. Accounting Standard 17 (Segmental Reporting):

8.1 Segment Identification

The following segments have been identified:

PRIMARY (Business Segment)	Treasury Operations Banking Operations Non-Banking Operations
SECONDARY (Geographical Segment)	Domestic Operations Foreign Operations

8.2 The accounting policies adopted for segment reporting are in line with the accounting policies adopted in consolidated financial statements with the following additional features.

- Pricing of inter-segment transactions between the Non Banking Operations segment and other segments are market led. In respect of transactions between treasury and banking segments, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.
- Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.
- Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis have been included under "Unallocated Expenses" net of unallocated corporate revenue.

8.3 खंडवार सूचना के अंतर्गत प्रकटीकरण
8.3 DISCLOSURE UNDER SEGMENT REPORTING

क. प्राथमिक खंड
A. PRIMARY SEGMENTS

(रुपए करोड़ में)
(Rs. in crore)

व्यवसाय खंड BUSINESS SEGMENTS	बैंकिंग परिचालन Banking Operations		राजकोषीय परिचालन Treasury Operations		गैर-बैंकिंग परिचालन Non-Banking Operations		निरसन Elimination		योग Total	
विवरण Particulars	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व REVENUE *	48193.16	43289.59	23363.06	26500.04	2187.15	1275.62	(14874.67)	(17709.31)	58868.70	53355.94
परिणाम RESULT *	7764.79	7299.49	(1842.94)	866.00	152.80	99.20	–	–	6074.65	8264.69
अनिर्धारित व्यय Unallocated Expenses*									(1879.92)	34.95
परिचालन लाभ Operating Profit *									7954.57	8229.74
आयकर Income Taxes *									3229.57	2631.77
असाधारण लाभ/हानि Extra-ordinary Profit/Loss *									936.48	–
निवल लाभ Net Profit *									5661.48	5597.97
अन्य सूचना Other Information #									–	–
खंड आस्तियाँ Segment Assets	505658.19	517165.01	289558.57	288958.17	7765.10	4936.21	(110480.29)	(188115.02)	692501.57	622944.37
अनिर्धारित आस्तियाँ Unallocated Assets									4330.85	5633.20
कुल आस्तियाँ Total Assets									696832.42	628577.57
खंड देयताएं Segment Liabilities	506433.47	516586.32	259485.80	257861.01	5696.47	2983.35	(115986.98)	(184130.68)	655628.76	593300.00
अनिर्धारित देयताएं Unallocated Liabilities									3996.95	2725.77
कुल देयताएं Total Liabilities									659625.71	596025.77

ख. द्वितीयक खंड
B. SECONDARY SEGMENTS

भौगोलिक खंड Geographical Segments	देशी परिचालन Domestic Operations		विदेशी परिचालन Foreign Operations		योग Total	
विवरण Particulars	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year	चालू वर्ष Current Year	पिछला वर्ष Previous Year
राजस्व Revenue	55934.74	51806.32	2933.96	1549.62	58868.70	53355.94
आस्तियाँ Assets	649267.83	594970.85	47564.59	33606.72	696832.42	628577.57

* वर्ष 2005-06 कुल राशियाँ
* Total for the year 2005-06

\# 31.03.2006 को शेष राशियाँ
\# Balances as on 31.03.2006

9. लेखा मानक 18 (संबंधित पक्ष प्रकटीकरण)

9.1 बैंक के संबंधित पक्ष

9.1.1 संयुक्त उद्यम

सी-एज टेक्नोलाजीज लिमिटेड

जी.ई. कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेस प्राइवेट लिमिटेड

9.1.2 सहयोगी

अलकनंदा ग्रामीण बैंक

आंध्र प्रदेश ग्रामीण विकास बैंक

अरुणाचल प्रदेश रूरल बैंक

बस्तर क्षेत्रीय ग्रामीण बैंक

बीकानेर क्षेत्रीय ग्रामीण बैंक

बिलासपुर रायपुर क्षेत्रीय ग्रामीण बैंक

बोलंगिर आंचलिक ग्रामीण बैंक

बुंदेलखंड क्षेत्रीय ग्रामीण बैंक

कावेरी ग्रामीण बैंक

दमोह-पन्ना-सागर क्षेत्रीय ग्रामीण बैंक

डेक्कन ग्रामीण बैंक

इलाकाई देहाती बैंक

गंगा यमुना ग्रामीण बैंक

का बैंक नानकिनडांग री खासी जैनटिया

कालाहांडी आंचलिक ग्राम्य बैंक

कल्पतरु ग्रामीण बैंक

कोरापुट पंचवटी ग्राम्य बैंक

कृष्णा ग्रामीण बैंक

लंगपी देहांगी रूरल बैंक

मालवा ग्रामीण बैंक

मारवाड़ ग्रामीण बैंक

मिजोरम रूरल बैंक

नागालैंड रूरल बैंक

पलामू क्षेत्रीय ग्रामीण बैंक

पर्वतीय ग्रामीण बैंक

पिथौरागढ़ क्षेत्रीय ग्रामीण बैंक

पूर्वांचल क्षेत्रीय ग्रामीण बैंक

रायगढ़ क्षेत्रीय ग्रामीण बैंक

समस्तीपुर क्षेत्रीय ग्रामीण बैंक

9. Accounting Standard 18 (Related Party Disclosures)

9.1 Bank's Related Parties:

9.1.1 Joint Ventures :

C-Edge Technologies Ltd

GE Capital Business Process Management Services Private Limited.

9.1.2 Associates

Alaknanda Gramin Bank

Andhra Pradesh Grameena Vikas Bank

Arunachal Pradesh Rural Bank

Bastar Kshetriya Gramin Bank

Bikaner Kshetriya Gramin Bank

Bilaspur Raipur Kshetriya Gramin Bank

Bolangir Anchalik Gramya Bank

Bundelkhand Kshetriya Gramin Bank

Cauvery Grameena Bank

Damoh-Panna-Sagar Kshetriya Gramin Bank

Deccan Grameena Bank

Ellaquai Dehati Bank

Ganga Yamuna Gramin Bank

Ka Bank Nongkyndong Ri Khasi Jaintia

Kalahandi Anchalik Gramya Bank

Kalpatharu Grameena Bank

Koraput Panchbati Gramya Bank

Krishna Grameena Bank

Langpi Dehangi Rural Bank

Malwa Gramin Bank

Marwar Gramin Bank

Mizoram Rural Bank

Nagaland Rural Bank

Palamau Kshetriya Gramin Bank

Parvatiya Gramin Bank

Pithoragarh Kshetriya Gramin Bank

Purvanchal Kshetriya Gramin Bank

Raigarh Kshetriya Gramin Bank

Samastipur Kshetriya Gramin Bank

संथाल परगना ग्रामीण बैंक

सौराष्ट्र ग्रामीण बैंक

शिवपुरी-गुना क्षेत्रीय ग्रामीण बैंक

श्री गंगानगर क्षेत्रीय ग्रामीण बैंक

विदिशा भोपाल क्षेत्रीय ग्रामीण बैंक

एसबीआइ होम फाइनैंस लिमिटेड

क्लियरिंग कार्पोरेशन ऑफ इंडिया लिमिटेड

नेपाल एसबीआइ बैंक लिमिटेड

बैंक ऑफ भूटान

यूटीआई एसेट मैनेजमेंट कंपनी प्रा. लि.

9.1.3 बैंक के प्रमुख प्रबंधक कार्मिक

श्री ए.के. पुरवार, अध्यक्ष

श्री अशोक के. किणी, प्रबंध निदेशक (31.12.2005 तक)

श्री टी.एस. भट्टाचार्य, प्रबंध निदेशक

9.2 उपर्युक्त में से निम्नलिखित संबंधित पक्ष संबंध हैं जिनके विषय में लेखा मानक-18 की शर्तों के अनुसार प्रकटीकरण अपेक्षित है.

जीई कैपिटल बिजनेस प्रोसेस मैनेजमेंट सर्विसेज़ प्रा.लि.

एसबीआइ होम फाइनेंस लि.

नेपाल एसबीआइ बैंक लि.

बैंक ऑफ भूटान

सी-एज टेक्नोलॉजीज़ लि.

श्री ए. के. पुरवार, अध्यक्ष

श्री अशोक के. किणी, प्रबंध निदेशक (31.12.2005 तक)

श्री टी. एस. भट्टाचार्य, प्रबंध निदेशक

अन्य संबंधित पक्ष "सरकार नियंत्रित उद्यम" है अतः लेखा मानक-18 के पैरा 9 के तहत किसी भी प्रकार का प्रकटीकरण अपेक्षित नहीं है, पुनः लेखा मानक-18 के अनुच्छेद 5 के अनुसार प्रमुख प्रबंधन कार्मिक तथा प्रमुख प्रबंधन कार्मिकों के संबंधियों के बारे में बैंकर ग्राहक संबंध की प्रवृत्ति वाले लेन देनों का प्रकटीकरण आवश्यक नहीं है.

Santhal Parganas Gramin Bank

Saurashtra Gramin Bank

Shivpuri-Guna Kshetriya Grameena Bank

Sri Ganganagar Kshetriya Gramin Bank

Vidisha Bhopal Kshetriya Gramin Bank

SBI Home Finance Limited.

Clearing Corporation of India Ltd.

Nepal SBI Bank Ltd.

Bank of Bhutan

UTI Asset Management Company Pvt. Ltd.

9.1.3 Key Management Personnel of the Bank:

Shri A.K. Purwar, Chairman

Shri Ashok K. Kini, Managing Director (upto 31.12.2005)

Shri T. S. Bhattacharya, Managing Director

9.2 Out of above, the following are the Related Party Relationship in respect of which disclosures are required to be made in terms of AS-18 :

GE Capital Business Process Management Services Pvt. Ltd.

SBI Home Finance Ltd.

Nepal SBI Bank Ltd.

Bank of Bhutan

C-Edge Technologies Ltd.

Shri A.K. Purwar, Chairman

Shri Ashok K. Kini, Managing Director (upto 31.12.2005)

Shri T. S. Bhattacharya, Managing Director

Other Related Parties are 'State-controlled Enterprises' and hence no disclosures are required as per paragraph 9 of AS 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed in respect of Key Management Personnel and relatives of Key Management Personnel.

9.3 लेन-देन/शेष राशियाँ

(रुपए करोड़ में)

मदें/संबंधित पक्ष	सहयोगी/संयुक्त उद्यम	प्रमुख प्रबंधन कार्मिक @	प्रमुख प्रबंधन कार्मिकों के संबंधी @	योग
उधार राशियाँ #				
जमाराशियाँ #	525.25 (1770.31)	—	—	525.25 (1770.31)
जमाराशियों का अभिनियोजन #	— (11.65)	—	—	— (11.65)
अग्रिम #	— (26.56)	—	—	— (26.56)
विनिधान #	34.45 (39.97)	—	—	34.45 (39.97)
निधि रहित प्रतिबद्धताएं #	560.08	—	—	560.08
प्राप्त पट्टा/किराया-खरीद व्यवस्थाएं $	—	—	—	—
प्रदान की गई पट्टा/किराया-खरीद व्यवस्थाएं $	—	—	—	—
अचल आस्तियों की खरीद $	—	—	—	—
अचल आस्तियों का विक्रय $	—	—	—	—
संदत्त ब्याज $	7.18 (28.23)	—	—	7.18 (28.23)
प्राप्त ब्याज $	— (11.15)	—	—	— (11.15)
सेवाएं प्रदान करना $	— (4.46)	—	—	— (4.46)
सेवाएं प्राप्त करना $	85.62 (—)	—	—	85.62 (—)
प्रबंधन संविदाएं $	(—)	0.20 (0.14)	(—)	0.20 (0.14)

(कोष्ठक में दिए गए आंकड़े पिछले वर्ष के हैं)

31.03.2006 को शेष राशियाँ $ वित्तीय वर्ष 2005-2006 का योग

@ ऐसे लेनदेन जो बैंकर-ग्राहक संबंध की प्रकृति के नहीं हैं.

उपर्युक्त प्रकटीकरण का प्रबंधन द्वारा अभिनिर्धारण किया गया है और लेखापरीक्षकों द्वारा इन्हें स्वीकार किया गया है.

9.3 Transactions/Balances

(Rupees in crore)

Items/Related Party	Associates/ Joint Ventures	Key Management Personnel @	Relatives of Key Management Personnel @	Total
Borrowings #				
Deposits #	525.25 (1770.31)	—	—	525.25 (1770.31)
Placement of Deposits #	— (11.65)	—	—	— (11.65)
Advances #	— (26.56)	—	—	— (26.56)
Investments #	34.45 (39.97)	—	—	34.45 (39.97)
Non-funded commitments #	560.08 —	—	—	560.08 —
Leasing/HP arrangements availed $	—	—	—	—
Leasing/HP arrangements provided $	—	—	—	—
Purchase of fixed assets $	—	—	—	—
Sale of fixed assets $	—	—	—	—
Interest paid $	7.18 (28.23)	—	—	7.18 (28.23)
Interest received $	— (11.15)	—	—	— (11.15)
Rendering of services $	— (4.46)	—	—	— (4.46)
Receiving of services $	85.62 (—)	—	—	85.62 (—)
Management contracts $	—	0.20 (0.14)	(—)	0.20 (0.14)

(Figures in brackets pertain to previous year)

Balances as at 31.03.2006 $ Total for FY 2005-06.

@ Transactions which are not in the nature of banker-customer relationship.

The above disclosures are as identified by the management and relied upon by the Auditors.

10. लेखा मानक - 19 : (1.4.2001 से पट्टे पर दी गई आस्तियाँ)

(रु. करोड़ में)

पट्टे में किए गए कुल सकल विनिधान		164.73 (164.73)
प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य 31.3.2006 को		
एक वर्ष से कम	17.60 (31.28)	
1 से 5 वर्ष तक	20.49 (28.91)	
5 वर्ष और उससे अधिक	— (—)	
योग		38.09 (60.19)
अर्जित न की गई वित्तीय आय का वर्तमान मूल्य		6.76 (10.28)

(कोष्ठकों में दिए गए आंकड़े पिछले वर्ष के हैं)

11. लेखा मानक - 20 : (प्रति शेयर उपार्जन)

प्रति शेयर उपार्जन की गणना निम्नानुसार की गई है :

(रु. करोड़ में)

	2005-06	2004-05
क. निवल लाभ (समूह)	5529.92	5463.93
ख. ईक्विटी शेयरों की भारित औसत संख्या	526298878	526298878
ग. प्रति शेयर उपार्जन (मूल एवं कम किए गए)	रु. 105.07	रु. 103.82

12. **लेखा मानक - 22 : (आय पर कर की गणना) :**

(रु. करोड़ में)

क. आस्थगित कर दायित्व	**2005-06**	**2004-05**
पट्टाकृत आस्तियों पर मूल्यह्रास	126.15	174.46
अचल आस्तियों पर मूल्यह्रास	19.73	30.84
विनिधानों का मूल्यह्रास तथा परिशोधन	209.31	177.65
प्रतिभूतियों के लेनदेन से संबंधित प्रावधान	66.67	66.67
अन्य	8.53	0.08
कुल	**430.39**	**449.70**

ख. आस्थगित कर आस्ति	**2005-06**	**2004-05**
अलाभकारी आस्तियों के लिए किया गया प्रावधान	428.63	623.13
वेतन-संशोधन हेतु प्रावधान	—	474.23
अन्य	299.89	157.01
योग	**728.52**	**1254.37**

ग. कुल आ.क.आ./आ.क.दा.(ख-क) 298.13 804.67

10. Accounting Standard - 19 : (Assets given on lease with effect from 1.4.2001)

(Rs. in crore)

Total gross investment in the leases		164.73 (164.73)
Present value of minimum lease payments receivable as on 31.3.2006		
Less than 1 year	17.60 (31.28)	
1 to 5 years	20.49 (28.91)	
5 years and above	— (—)	
Total		38.09 (60.19)
Present value of unearned finance income		6.76 (10.28)

(Figures in brackets relate to previous year)

11. Accounting Standard - 20 : (Earnings per Share)

Earnings per Share has been computed as under:

(Rs. in crore)

	2005-06	**2004-05**
a. Net Profit (Group)	5529.92	5463.93
b. Weighted average number of shares	526298878	526298878
c. Earnings per Share (Basic and Diluted)	Rs. 105.07	Rs. 103.82

12. Accounting Standard - 22 : (Accounting for Taxes on Income):

(Rs. in crore)

A. Deferred Tax Liability	**2005-06**	**2004-05**
Depreciation of leased assets	126.15	174.46
Depreciation of Fixed Assets	19.73	30.84
Depreciation & Amortization of Investment	209.31	177.65
Provision relating to securities transactions	66.67	66.67
Others	8.53	0.08
Total	**430.39**	**449.70**

B. Deferred Tax Asset	**2005-06**	**2004-05**
Provision made against NPAs	428.63	623.13
Provision for wage revision	—	474.23
Others	299.89	157.01
Total	**728.52**	**1254.37**

C. Net DTA/(DTL) (B – A) 298.13 804.67

13. लेखा मानक - 27 : (संयुक्त उद्यमों में हित की वित्तीय रिपोर्ट) Accounting Standard 27: (Financial reporting of interests in JVs)

लेखा मानक - 27 की अपेक्षानुसार संयुक्तरुप से नियंत्रित कंपनी में समूह के हितों से संबंधित आस्तियों, देयताओं एवं आय व व्यय की कुल राशि को निम्नानुसार प्रकट किया गया है :

13. As required by AS 27 the aggregate amount of the assets, liabilities, income and expenses related to the Bank's interests in jointly controlled entities are disclosed as under:

(रु. करोड़ में)

A: आस्तियाँ और दायित्व : Assets and Liabilities: (Rs. In crore)

पूँजी और दायित्व / Capital & Liabilities	**2005-06**	**2004-05**	**Assets / आस्तियाँ**	**2005-06**	**2004-05**
पूँजी और आरक्षितियाँ Capital & Reserves	716.84	442.19	भारतीय रिज़र्व बैंक के पास नकदी एवं शेष राशियाँ Cash & Balances with RBI	36.67	16.23
जमाराशियाँ Deposits	1.60	7.09	बैंकों के पास जमाराशियाँ और मांग पर तथा अल्प सूचना पर प्राप्त धन Balances with Banks and Money at Call and Short Notice	137.46	60.43
उधार राशियाँ Borrowings	1514.95	563.30	विनिधान Investments	2114.88	847.86
अन्य दायित्व एवं प्रावधान Other Liabilities & Provisions	2061.77	682.24	अग्रिम Advances	1638.24	661.90
			अचल आस्तियाँ Fixed Assets	41.55	15.86
			अन्य आस्तियाँ Other Assets	326.36	92.54
योग Total	**4295.16**	**1694.82**	**योग Total**	**4295.16**	**1694.82**

पूँजीगत प्रतिबद्धताएँ : शून्य (पिछले वर्ष रु. 2.87 करोड़)
अन्य आकस्मिक दायित्व रु. 3.76 करोड़ (पिछले वर्ष रु. 0.32 करोड़)

ख : आय एवं व्यय

	वित्तीय वर्ष 2006	**वित्तीय वर्ष 2005**
I. आय		
अर्जित ब्याज	413.09	164.96
अन्य आय	1496.11	591.84
कुल	**1909.20**	**756.80**
II. व्यय		
व्यय किया गया ब्याज	73.33	22.18
परिचालन व्यय	1721.73	654.61
प्रावधान एवं आकस्मिक व्यय	114.59	61.89
कुल	**1909.65**	**738.68**

Capital Commitments Nil (Previous year Rs. 2.87 crore)
Other Contingent Liabilities Rs. 3.76 crore (Previous year Rs. 0.32 crore)

B: Income and Expenditure

	FY 2006	**FY 2005**
I. Income		
Interest Earned	413.09	164.96
Other Income	1496.11	591.84
Total	**1909.20**	**756.80**
II. Expenditure		
Interest Expended	73.33	22.18
Operating expenses	1721.73	654.61
Provisions & Contingencies	114.59	61.89
Total	**1909.65**	**738.68**

14. लेखा मानक - 28 : (आस्तियों की अपसामान्यता)

बैंक के प्रबंधन की राय में उन आस्तियों में कोई अपसामान्यता नहीं हुई, जिनपर लेखा मानक - 28 "आस्तियों की अपसामान्यता" लागू है तथा जिसके लिए राजस्व पहचान जरूरी है.

15. लेखा मानक - 29 : (प्रावधान, आकस्मिक देयताएँ एवं आकस्मिक आस्तियाँ)

क) आकस्मिक देयताओं के लिए प्रावधानों का उतार-चढाव

(रु. करोड़ में)

विवरण	विधिक मामले/ आकस्मिकताएं
1 अप्रैल 2005 को शेष	200.32 (15.49)
वर्ष के दौरान उपलब्ध कराए गए	83.14 (185.75)
वर्ष के दौरान प्रयुक्त राशि	134.22 (0.03)
वर्ष के दौरान आरक्षित	28.70 (0.89)
31 मार्च 2006 को शेष	120.54 (200.32)

(कोष्ठक में आंकड़े पिछले वर्ष के हैं)

ख) अन्य आकस्मिक देयताएँ (अनुसूची 12):

क्रमांक (i), (ii), (iii), (iv), (v) और (vi) जैसी देयताएँ यथास्थिति, न्यायालय/पंचाट/न्यायालय के बाहर समझौता, अपीलों के निपटान, राशि के माँगे जाने, संविदागत वाध्यता, संबंधित पक्षों द्वारा माँग प्रस्ताव के अंतराल और उसे उद्भूत करने के दायित्व पर आधारित है.

16. मूल संस्था एवं अनुषंगियों के अलग-अलग विवरणों में प्रकट की गई अतिरिक्त सांविधिक जानकारी से समेकित वित्तीय विवरणों की सही एवं वास्तविक स्थिति किसी भी तरह प्रभावित नहीं हुई है और गैर-महत्वपूर्ण मदों से संबंधित जानकारी भारतीय सनदी लेखाकार संस्थान (आइसीएआइ) द्वारा जारी किए गए सामान्य स्पष्टीकरणों को ध्यान में रखते हुए समेकित वित्तीय विवरण में प्रकट नहीं की गई है.

17. पिछले वर्ष के आंकड़ों का चालू वर्ष के आंकड़ों से मिलान करने की दृष्टि से उन्हें यथावश्यक पुनर्समूहित एवं पुनर्वर्गीकृत किया गया है. जहाँ भारतीय रिज़र्व बैंक के दिशा निर्देशों नुसार पहली बार प्रकटीकरण किया गया है, वहाँ पिछले वर्ष के आंकड़ें नहीं दर्शाए गए हैं.

14. Accounting Standard 28 : (Impairment of Assets)

In the opinion of the Bank's Management, there is no impairment to the assets to which Accounting Standard 28 - "Impairment of Assets" applies requiring any recognition.

15. Accounting Standard 29 : (Provisions, Contingent Liability & Contingent Assets)

a) Movement of provisions for contingent liabilities

(Rs. in crore)

Particulars	Legal cases/ contingencies
Balance as at 1st April 2005	200.32 (15.49)
Provided during the year	83.14 (185.75)
Amounts used during the year	134.22 (0.03)
Reversed during the year	28.70 (0.89)
Balance as at 31st March 2006	120.54 (200.32)

(Figures in bracket relate to previous year)

b) **Other Contingent Liabilities (Schedule 12) :** Such liabilities at Sl.No. (i), (ii), (iii), (iv), (v) and (vi) are dependent upon the outcome of Court / arbitration / out of Court settlement, disposal of appeals, the amount being called up, terms of contractual obligations, devolvement and raising of demand by concerned parties, respectively.

16. Additional statutory information disclosed in separate financial statements of the parent and the subsidiaries having no bearing on the true and fair view of the consolidated financial statements and also the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements in view of the general clarifications issued by ICAI.

17. Previous year's figures have been regrouped and reclassified, wherever necessary and determinable, to make them comparable with current year's figures. In cases where disclosures have been made for first time in terms of RBI guidelines, previous year figures have not been mentioned.

भारतीय स्टेट बैंक (समेकित) / STATE BANK OF INDIA (CONSOLIDATED)

31 मार्च 2006 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH 2006

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष Year ended 31.3.2006	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005
	रु. Rs.	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह I. CASH FLOW FROM OPERATING ACTIVITIES	5543,21,37	183,98,22
ख. विनिधान कार्यकलापों से नकदी प्रवाह II. CASH FLOW FROM INVESTING ACTIVITIES	(1825,68,78)	(1162,85,51)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह III. CASH FLOW FROM FINANCING ACTIVITIES	2637,22,35	(434,68,68)
घ. विनिमय घट-बढ़ नकदी प्रवाह IV. CASH FLOWS ON ACCOUNT OF EXCHANGE FLUCTUATION	24,73,00	321,00,60
नकदी एवं नकदी समतुल्य में निवल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS	6379,47,94	(1092,55,37)
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य V. CASH AND CASH EQUIVALENTS - OPENING	50957,04,05	52049,59,42
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य VI. CASH AND CASH EQUIVALENTS - CLOSING	57336,51,99	50957,04,05

क. परिचालन कार्यकलापों से नकदी प्रवाह
I. CASH FLOW FROM OPERATING ACTIVITIES

	Year ended 31.3.2006	Year ended 31.3.2005
कर पूर्व निवल लाभ Net Profit before taxes	8759,48,86	8095,70,37
समायोजन Adjustment for:		
मूल्यह्रास शुल्क Depreciation charge	1133,40,16	1069,59,23
स्थिर आस्तियों के विक्रय पर (लाभ)/हानि (Profit)/ Loss on sale of fixed assets	47,48	(96,69)
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	414,06,41	1403,37,53
मानक आस्तियों के लिए प्रावधान Provision for Standard Assets	585,44,27	(74,12,91)
निवेशों पर मूल्यह्रास Depreciation on Investments	5539,55,11	4494,11,39
अन्य आस्तियों पर प्रावधान Provision on other assets	58,69,61	58,91,28
अन्य प्रावधान Other Provisions	(126,92,97)	1088,29,37
वर्ष के दौरान अपलिखित आस्थगित राजस्व खर्च DRE written off during the year	17,90,27	505,38,57
बांड पर संदत्त ब्याज (वित्तीय गतिविधि) Interest paid on bonds (Financing Activity)	592,12,26	497,91,24
सहयोगियों से लाभांश/प्राप्तियां Dividend/Earnings from Associates/Loss on disposal of subsidiary	(5,73,36)	—
प्रत्यक्ष करों को घटाकर LESS: Direct Taxes	(1729,83,70)	(2668,88,61)
अन्य समायोजन Other adjustments	—	2,87,07
	15238,64,40	**14472,17,84**
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits	37918,98,73	70671,94,70
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings	14045,42,44	5555,60,35
विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments	28790,49,95	(17944,91,45)

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष Year ended 31.3.2006	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances	(87744,34,73)	(65717,49,35)
अन्य देयताओं में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities	7063,63,73	(5484,69,89)
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets	(9769,63,15)	(1368,63,98)
परिचालन कार्यकलापों से उपलब्ध निवल नकदी NET CASH PROVIDED BY OPERATING ACTIVITIES	**5543,21,37**	**183,98,22**

ख. विनिधान कार्यकलापों से नकदी प्रवाह.
II. CASH FLOW FROM INVESTING ACTIVITIES

अनुषंगियों/संयुक्त उद्यमों के विनिधानों में (वृद्धि)/कमी (Increase)/Decrease in Investments in JV/Associates	(299,09,34)	—
ऐसे विनिधानों पर अर्जित आय Income earned on such Investments	(9,97,66)	—
अचल आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Fixed Assets	(1516,61,78)	(1162,85,51)
विनिधान कार्यकलापों में प्रयुक्त निवल नकदी NET CASH PROVIDED BY INVESTING ACTIVITIES	**(1825,68,78)**	**(1162,85,51)**

ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह
III. CASH FLOW FROM FINANCING ACTIVITIES

गौण बांड निर्गम Issue of Subordinated Bonds	5923,00,00	795,00,00
गौण बांड प्रतिसंदाय Repayment of Subordinated Bonds	(1942,03,00)	(78,67,03)
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(592,12,26)	(497,91,24)
संदत्त लाभांश Dividends Paid	(751,62,39)	(653,10,41)
वित्तपोषण कार्यकलापों द्वारा प्रदत्त निवल नकदी NET CASH PROVIDED BY FINANCING ACTIVITIES	**2637,22,35**	**(434,68,68)**

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2006 को समाप्त वर्ष Year ended 31.3.2006	31.3.2005 को समाप्त वर्ष Year ended 31.3.2005
घ. विनिमय घट-बढ़ नकदी प्रवाह		
IV. EXCHANGE FLUCTUATION CASH FLOWS	24,73,00	321,00,60
ङ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य		
V. CASH AND CASH EQUIVALENTS - OPENING		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including FC notes & gold)	1795,65,36	1647,51,18
भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	23820,17,21	24729,29,26
बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks & MACSN	25341,21,48	25672,78,98
योग TOTAL	**50957,04,05**	**52049,59,42**
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य		
VI. CASH AND CASH EQUIVALENTS - CLOSING		
हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including FC notes & gold)	2519,44,10	1795,65,36
भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	28609,34,47	23820,17,21
बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks & MACSN	26207,73,42	25341,21,48
योग TOTAL	**57336,51,99**	**50957,04,05**

(अरुण कुमार पुरवार)
(A.K. PURWAR)
अध्यक्ष
Chairman

कृते बी.एम. चतरथ एंड कंपनी
For B.M. CHATRATH & CO.
सनदी लेखाकर
Chartered Accountants

(ओम प्रकाश भट्ट)
(OM PRAKASH BHATT)
प्रबंध निदेशक एवं समूह कार्यपालक
(राष्ट्रीय बैंकिंग)
Managing Director & Group Executive
(National Banking)
कोलकाता, 19 मई, 2006

(टी. एस. भट्टाचार्य)
(T. S. BHATTACHARYA)
प्रबंध निदेशक एवं समूह कार्यपालक
(कारपोरेट बैंकिंग)
Managing Director & Group Executive
(Corporate Banking)
Kolkata, 19th May, 2006

(सुखप्रीत एस. सिद्धु)
(SUKHPREET S. SIDHU)
भागीदार
Partner
लेखा परीक्षक
Auditor
सदस्यता क्रमांक/Membership No. 52187

समेकित वित्तीय विवरणों पर लेखा-परीक्षकों की रिपोर्ट

प्रति, भारतीय स्टेट बैंक - निदेशक बोर्ड भारतीय स्टेट बैंक

1. हमने **भारतीय स्टेट बैंक (बैंक)** के 31 मार्च 2006 की स्थिति के अनुसार संलग्न समेकित तुलन-पत्र और उसी तारीख को समाप्त लाभ एवं हानि खाता तथा नकदी प्रवाह विवरण की लेखा-परीक्षा की है, जिसमें बैंक के हमें मिलाकर 13 संयुक्त लेखा-परीक्षकों द्वारा लेखा परीक्षित तथा 21 अनुषंगियों, 6 संयुक्त उद्यमों तथा 39 सहयोगियों के अन्य लेखा-परीक्षकों द्वारा लेखा-परीक्षा किए गए खाते शामिल हैं. ये वित्तीय विवरण **बैंक** प्रबंधन की जिम्मेदारी हैं. हमारी जिम्मेदारी, अपने लेखा-परीक्षा कार्य के आधार पर इन वित्तीय विवरणों पर अभिमत प्रस्तुत करना है.

2. हमने अपना लेखा-परीक्षा-कार्य भारत में सामान्यतया स्वीकृत लेखा-परीक्षा मानकों के आधार पर किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखा-परीक्षा की योजना इस प्रकार बनाएं और निष्पादित करें, जिससे हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरण हर तरह से निर्धारित रिपोर्टिंग ढाँचे के अनुसार तैयार किए गए हैं, इसमें विषय-वस्तु संबंधी कोई गलत विवरण नहीं दिए गए हैं. लेखा-परीक्षा में राशि के समर्थन और वित्तीय विवरणों में प्रकटीकरण संबंधी साक्ष्यों की परीक्षण आधार पर जाँच सम्मिलित है. लेखा-परीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा

AUDITOR'S REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS STATE BANK OF INDIA

1. We have examined the attached consolidated Balance Sheet of State Bank of India (**the Bank**) as at 31st March 2006, Profit and Loss Account and the Cash Flow statement for the year then ended in which are incorporated the accounts of **the Bank** audited by 13 Joint Auditors including us, 21 subsidiaries, 6 joint ventures and 39 associates audited by other auditors. These financial statements are the responsibility of the management of **the Bank**. Our responsibility is to express our opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects in accordance with identified reporting framework and free of material misstatements. An audit includes, examining on a test check basis, evidences supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe

लेखा-परीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

3. हमने 21 अनुषंगियों, 6 संयुक्त उद्यमों और 39 सहयोगियों के वित्तीय विवरणों की लेखा-परीक्षा नहीं की है, जिनके वित्तीय विवरणों में 31 मार्च 2006 को 210422 करोड़ रुपए की आस्तियाँ और उसी समय समाप्त वर्ष को कुल राजस्व तथा 18205 करोड़ रुपए दर्शाए हैं. इन वित्तीय विवरणों की लेखा-परीक्षा अन्य लेखा-परीक्षकों द्वारा की गई है, जिनकी रिपोर्ट हमें प्रस्तुत की गई है और जहां तक अन्य इकाइयों के संबंध में शामिल राशियों का सवाल है, उनके बारे में हमारा अभिमत पूर्ण रूप से अन्य लेखा-परीक्षकों द्वारा प्रस्तुत रिपोर्ट पर आधारित है.

4. हम रिपोर्ट करते हैं कि बैंक द्वारा समेकित वित्तीय विवरण, भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा-मानकों की अपेक्षाओं और भारतीय रिज़र्व बैंक की अपेक्षाओं के अनुसार तथा समेकित वित्तीय विवरणों में शामिल **बैंक** और उसकी 21 अनुषंगियों, 6 संयुक्त उद्यमों तथा 39 सहयोगियों के अलग से लेखा-परीक्षा किए गए वित्तीय विवरणों के आधार पर तैयार किए गए हैं.

5. हमें प्रदान की गई जानकारी और स्पष्टीकरणों के आधार पर और **बैंक** तथा इसकी पूर्वोक्त अनुषंगियों, संयुक्त उद्यमों तथा सहयोगियों में से प्रत्येक के लेखा परीक्षित वित्तीय विवरणों की अलग से प्रस्तुत लेखा-परीक्षा रिपोर्टों को ध्यान में रखते हुए हमारा अभिमत है कि :

   (क) समेकित तुलन पत्र, **बैंक** के 31 मार्च 2006 तक के समेकित कार्यकलापों की सही एवं वास्तविक स्थिति प्रस्तुत करता है;

that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of 21 subsidiaries, 6 joint ventures and 39 associates whose financial statements reflect total assets of Rs. 210422 crores as at 31st March 2006 and total revenue of Rs.18205 crores. These financial statements have been audited by other auditors whose reports have been furnished to us, and in our opinion, insofar as it relates to the amounts included in respect of other entities, are based solely on the report of the other auditors.

4. We report that the consolidated financial statements have been prepared by the Bank in accordance with the requirement of Accounting Standards issued by the Institute of Chartered Accountants of India and the requirements of the Reserve Bank of India and on the basis of the separate audited financial statements of **the Bank** and its 21 subsidiaries, 6 joint ventures and 39 associates included in the consolidated financial statements.

5. On the basis of the information and explanation given to us and on the consideration of the separate audit reports on individual audited financial statements of **the Bank** and its aforesaid subsidiaries, joint ventures and associates, we are of the opinion that :

   a. the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of **the Bank** as at 31st March 2006 ;

(ख) समेकित लाभ एवं हानि खाता, **बैंक** के समेकित परिणामों का सही एवं वास्तविक चित्र प्रस्तुत करता है;

(ग) नकदी प्रवाह विवरण, **बैंक** के वर्ष भर के समेकित नकदी प्रवाहों का सही एवं वास्तविक चित्र प्रस्तुत करता है.

कृते बी. एम. चतरथ एंड कंपनी
सनदी लेखाकार

सुखप्रीत एस. सिद्धु
(भागीदार)
सदस्यता क्रमांक : 52187

स्थान : कोलकाता
दिनांक : 19 मई 2006

b. the consolidated profit and loss account gives a true and fair view of the consolidated results of **the Bank** ; and

c. the cash flow statement gives a true and fair view of the consolidated cash flows for the year of **the Bank.**

For B. M. CHATRATH & Co.
Chartered Accountants

Sukhpreet S. Sidhu
(Partner)
Membership : 52187

Place : Kolkata
Dated : 19th May 2006

इंटरनेट पर बैंक से संपर्क करें / Visit the Bank's site at: www.sbi.co.in, www.statebankofindia.com

भारतीय स्टेट बैंक, शेयर एवं बांड विभाग, कारपोरेट केंद्र, मुंबई - 400021 द्वारा जारी
Issued by the State Bank of India, Shares and Bonds Department, Corporate Centre, Mumbai - 400021.

आवरण पृष्ठ श्री आशीष सागर, आईबीजी द्वारा.
इन्फोमीडिया इंडिया लि. द्वारा मुद्रित.
Cover designed by Shri Ashish Sagar, IBG.
Printed at Infomedia India Ltd.

भारतीय स्टेट बैंक

प्राक्सी फार्म

फोलियो क्र.: ____________________

डी.पी./ग्राहक आई.डी.क्र. ____________

मैं / हम , ____

______________________________________ निवासी ______________________

बैंक के केन्द्रीय कार्यालय में शेयरधारकों के रजिस्टर में दर्ज भारतीय स्टेट बैंक के ________________

शेयर / शेयरों का धारक हूँ / शेयरों के धारक हैं और एतद्द्वारा ______________________________

______________________________ निवासी ______________________ को (या उसकी

अनुपस्थिति में ____________________________ निवासी ______________________को)

भारतीय स्टेट बैंक के शेयरधारकों की ______________________ में दिनांक ____________________

को, और उसके किसी स्थगन के बाद होने वाली सभा में मेरे / हमारे लिए और मेरी / हमारी तरफ से मत देने हेतु अपने प्राक्सी के रूप में नियुक्त करता / करती हूँ / करते हैं।

दिनांकित __________________________के ______________________________दिवस को

15 पैसे रसीदी टिकट

यदि प्राक्सी का लिखत एकल शेयरधारक के मामले में उसके द्वारा अथवा लिखित रूप में यथाविधि प्राधिकृत उसके मुख्तार (अटार्नी) द्वारा हस्ताक्षरित न हो अथवा संयुक्त धारक के मामले में रजिस्टर में दर्ज प्रथम शेयरधारक द्वारा हस्ताक्षरित या उसके मुख्तार द्वारा लिखित रूप में प्राधिकृत न हो अथवा किसी कंपनी के मामले में उसकी सामान्य सील के अंतर्गत निष्पादित न किया गया हो अथवा लिखित रूप में यथाविधि प्राधिकृत मुख्तार द्वारा हस्ताक्षरित न हो, तो वह वैध नहीं होगा।

यदि कोई शेयरधारक किसी भी कारणवश अपना नाम न लिख सकता हो, तथा यदि उस पर उसका कोई चिन्ह है जिसे किसी न्यायाधीश, मजिस्ट्रेट, जस्टिस ऑफ द पीस, रजिस्ट्रार या उप-रजिस्ट्रार ऑफ एश्योरेन्सेस ने अथवा किसी अन्य सरकारी राजपत्रित अधिकारी अथवा भारतीय रिजर्व बैंक या भारतीय स्टेट बैंक के किसी अधिकारी ने अधिप्रमाणित किया हो, तो प्राक्सी का वह लिखत यथेष्ट रूप में हस्ताक्षरित माना जाएगा।

यदि प्राक्सी कंपनी द्वारा नियुक्त न हो, तो वह भारतीय स्टेट बैंक के केन्द्रीय बोर्ड का निदेशक / स्थानीय बोर्ड का सदस्य/भारतीय स्टेट बैंक का ऐसा शेयरधारक होना चाहिए, जो भारतीय स्टेट बैंक का अधिकारी या कर्मचारी न हो।

यदि प्राक्सी पत्र यथाविधि स्टांपित न हो और उसे मुख्यतारनामे या अन्य प्राधिकार पत्र (यदि कोई हो) जिसके अंतर्गत उसे हस्ताक्षरित किया गया हो अथवा किसी नोटरी पब्लिक अथवा न्यायाधीश द्वारा प्रमाणित उस अधिकार पत्र अथवा प्राधिकार पत्र की एक प्रति, केन्द्रीय कार्यालय में या इसके स्थान पर अध्यक्ष या प्रबंध निदेशक द्वारा समय-समय पर नामित अन्य कार्यालय में सभा के लिए नियत तिथि के स्पष्टतः 7 दिन पूर्व जमा न किया जाए, तो वह (प्राक्सी पत्र) वैध नहीं होगा. (यदि मुख्तानामा पहले से बैंक के पास पंजीकृत है, तो मुख्तारनामा या अन्य मुख्तारनामे के फोलियो क्रमांक और पंजीकरण क्रमांक का भी उल्लेख किया जाए)।

प्राक्सी फार्म मुख्तारनामा या अन्य प्राधिकार पत्र स्वीकार करने के लिए निम्नांकित को प्राधिकृत किया गया है :

(क) शेयर एवं बाण्ड विभाग, भारतीय स्टेट बैंक, केन्द्रीय कार्यालय, आठवीं मंजिल, स्टेट बैंक भवन, मादाम कामा रोड, मुंबई - 400 021

(ख) उस केन्द्र के स्थानीय प्रधान कार्यालय के शेयर एवं बाण्ड कक्ष के प्रभारी अधिकारी, जहाँ वार्षिक महासभा आयोजित की जाएगी।

(ग) मेसर्स डाटामैटिक्स फाइनेंसियल सर्विसेज लिमिटेड, यूनिटः भारतीय स्टेट बैंक, प्लॉट ए-16 एवं 17 एम. आइ. डी.सी., पार्ट-बी, क्रॉस लेन, मरोल, अंधेरी (पूर्व), मुंबई-400 093

शेयरधारकों को सूचित किया जाता है कि भारत सरकार के दिशा-निर्देशों को ध्यान में रखते हुए, बैंक ने वर्ष 1995 से, वार्षिक महासभा के दौरान शेयरधारकों के लिए उपहार वितरण की प्रणाली समाप्त कर दी है।

STATE BANK OF INDIA

PROXY FORM

Folio No.: ____________

DP / Client-ID No. ____________

I / We ____

____

resident of ____________ being(a) shareholder(s) of the State Bank of India holding shares

Nos. ____________ on the Register of shareholders at the Central Office of the Bank do hereby appoint ____________ resident of ____________

(or failing him / her ____________ resident of

____________) as my / our proxy to vote for me / us and on my / our behalf at a meeting of the shareholders of the State Bank of India to be held at ____________ on the

____________ day of ____________ and at any adjournment thereof.

Dated this ____________ day of ____________

15 paise Rev. Stamp

No instrument of proxy shall be valid unless in the case of an individual shareholder it is signed by him or by his attorney duly authorised in writing, or in the case of joint holders, it is signed by the shareholders first named in the Register or his attorney duly authorised in writing, or in the case of a Company it is executed under its common seal, if any, or signed by its attorney duly authorised in writing.

Provided that an instrument of proxy shall be sufficiently signed by any shareholder, who is, for any reason, unable to write his name, if his mark is affixed thereto and attested by a Judge, Magistrate, Justice of the Peace, Registrar or Sub-Registrar of Assurances, or other Government Gazetted Officer or an Officer of the Reserve Bank of India or the State Bank of India.

A proxy, unless appointed by a Company, should be a Director of the Central Board / Member of the Local Board / Shareholder of the State Bank of India, other than an officer or employee of the State Bank of India.

No Proxy shall be valid unless it is duly stamped and unless it, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney or authority certified by a Notary Public or a Magistrate is deposited with the Central Office or other office designated from time to time by the Chairman or Managing Director in this behalf, not less than 7 clear days before the date fixed for the meeting. (In case a power of attorney is already registered with the Bank, the Folio No. and Registration No. of the power of attorney be also mentioned).

The following are authorised to accept the proxy form, power of attorney or other authority:

(a) Shares & Bonds Dept., State Bank of India, Central Office, 8th Floor, State Bank Bhavan, Madame Cama Road, Mumbai-400 021.

(b) The Officer-in-charge, Shares & Bonds Cell at the Bank's LHO of the Centre where the AGM is to be held.

(c) M/s Datamatics Financial Services Limited, Unit: State Bank of India, Plot A-16 & 17, MIDC, Part B, Cross Lane, Marol, Andheri (East), Mumbai - 400 093.

Shareholders are advised that in keeping with the Government of India guidelines, the Bank has discontinued the practice of distribution of gifts to shareholders during the Annual General Meetings from 1995.

भारतीय स्टेट बैंक

शेयरधारको की वार्षिक महासभा/
महासभा उपस्थिति पर्ची

दिनांक : | | | | |2|0|0| |

फोलियो क्र : | | | | | | | | | | |

डी.पी / ग्राहक आई.डी. क्र: | | | | | | | | | | | | |

शेयरधारक का पूरा नाम : ____________________
(शेयर प्रमाणपत्र पर लिखे / डी.पी. के रिकार्ड के अनुसार)

पंजीकृत पता: ____________________

____________________ पिन | | | | | | |

कुल धारित शेयरों की संख्या : | | | | | | | | | |

शेयर प्रमाण पत्र क्रमांक : | | | | | | | | से | | | | | | | | तक

क्या विनियम 31 (1) एवं (2) के अनुसार मत देने का अधिकार है: हाँ / नहीं
(प्रति 10 रुपये अंकित मूल्य के 50 शेयर हेतु एक मत)

यदि हॉं, तो मतों की संख्या जिनके लिए वह अधिकृत है :

शेयरधारक के तौर पर व्यक्तिगत रूप से							
प्राक्सी के रूप में							
विधिवत प्राधिकृत प्रतिनिधि के रूप में							
योग							

हस्ताक्षर अनुप्रमाणित (शेयरधारक के हस्ताक्षर)

नाम:

पदनाम:

सील / मोहर:

नोट:

i) भारतीय स्टेट बैंक के शाखा प्रबंधकों/प्रभाग प्रबंधकों को (जिनके हस्ताक्षर सर्कुलेट किए गए हैं), उस शाखा में खाता रखने वाले शेयरधारकों द्वारा शेयरधारक होने का समुचित साक्ष्य प्रस्तुत करने पर, उनके हस्ताक्षर अनुप्रमाणित करने के लिए प्राधिकृत किया गया है।

ii) यदि शेयरधारक भारतीय स्टेट बैंक के अलावा किसी अन्य बैंक का खाताधारी है, तो उसके हस्ताक्षरों का अनुप्रमाणन उस बैंक के शाखा प्रबंधक शाखा की मोहर/स्टाम्प के साथ अनुप्रमाणित कर सकते हैं।

iii) वैकल्पिक रुप में, शेयरधारक अपने हस्ताक्षर नोटरी या प्रथम श्रेणी के मजिस्ट्रेट द्वारा अनुप्रमाणित करवाएं.

iv) शेयरधारकों के हस्ताक्षर सभास्थल पर भारतीय स्टेट बैंक के निर्दिष्ट अधिकारियों से भी अनुप्रमाणित करवाए जा सकते हैं। इसके लिए उन्हें अपनी पहचान का कोई संतोषप्रद प्रमाण जैसे -पासपोर्ट, फोटो वाला ड्राइविंग लाइसेंस, मतदाता पहचान कार्ड या इसी प्रकार का अन्य कोई स्वीकार्य प्रमाण प्रस्तुत करना होगा.

STATE BANK OF INDIA

ANNUAL GENERAL MEETING/GENERAL MEETING OF SHAREHOLDERS

ATTENDANCE SLIP

Date : [| | | | 2 | 0 | 0 |]

Folio No: [|] [| | | | | | |]

DP / Client-ID No.: [| | | | | | | | | | | |]

Full Name of the Shareholder : ______________________________
(as appearing on share certificate / recorded with DP)

Registered address : ______________________________

______________________________ PIN [| | | | | |]

Total number of Shares held : [| | | | | | | | |]

Share Certificate Nos. From [| | | | | | |] To [| | | | | | |]

Whether having voting rights in terms of Regulation 31 (1) and (2): Yes / No
(one vote for every 50 shares of the face value of Rs. 10 each)

If yes number of votes to which he / she is entitled :

In person as a shareholder							
As a proxy							
As a duly authorised representative							
TOTAL							

Signature Attested
Name:
Designation:
Seal / Stamp:

(Signature of Shareholder)

Note:

i) The Branch Managers / Managers of Divisions of the branches of the State Bank of India (whose signatures are circulated) are authorised to attest the signature of the shareholders, on production of suitable evidence of his / her shareholding to the branch where the shareholders may be maintaining account.

ii) If the shareholder maintains account with a bank other than State Bank of India, the signature may be attested by the Branch Manager of that Bank, affixing the branch seal / stamp to evidence the attestation.

iii) Alternatively, the shareholder may have his / her signature attested by a Notary or a first class Magistrate.

iv) The signature of shareholders can also be got attested at the venue of the Meeting by the designated officers of the State Bank of India, on production of satisfactory evidence of his / her identification such as Passport / Driving Licence with photograph, Voters Identity Card or such other similar acceptable evidence.

शेयरधारक ध्यान दें

मेसर्स डाटामैटिक्स फाइनेंसियल सर्विसेज लिमिटेड
यूनिट : भारतीय स्टेट बैंक
प्लॉट ए - 16 एवं 17 एम.आइ.डी.सी.,
पार्ट-बी. क्रॉस लेन, मरोल, अंधेरी (पूर्व), मुंबई - 400 093.

इलेक्ट्रानिक क्लियरिंग सर्विसेज (ईसीएस) व्यवस्था अथवा अन्य इलेक्ट्रॉनिक माध्यम से भुगतान प्राप्त करने हेतु निवेशक का विकल्प

1. निवेशक का नाम (i) ______________________
   (ii) ______________________
   (iii) ______________________

2. वर्तमान पता : ______________________
   ____
   ______________________ पिन ☐☐☐☐☐☐

3. फोलियो नं. : ______________________
   (कागज वाले शेयरों के मामले में)

4. बैंक खाते का विवरण
   क) बैंक का नाम : ______________________
   ख) शाखा का नाम : ______________________
   (पूर्ण पता) ______________________ पिन ☐☐☐☐☐☐
   ग) बैंक द्वारा जारी एमआईसीआर चैक पर दिखाई देनेवाला बैंक एवं शाखा का 9 अंकोंवाला कोड नम्बर : ______________________
   (कृपया एक कोरा निरस्त चैक या उसकी एक फोटोप्रति संलग्न करें)
   घ) खाते का प्रकार : ______________________
   (बचत बैंक खाता (कोड 10) या चालू खाता (कोड 11) या कैश क्रेडिट (कोड 13)
   ड़) खाता संख्या
   (चैक बुक पर दिखाई देनेवाले 11 अंक) : ☐☐☐☐☐☐☐☐☐☐☐

5. डीमेट (Demat) शेयरों के लिए
   डीपी आइडी (DP ID) : ______________________
   ग्राहक आइडी (Client ID) : ______________________

6. लागू होने की तिथि : ______________________

मै एतदद्वारा घोषणा करता हूँ कि ऊपर दिया गया विवरण सही एवं पूर्ण है। अपूर्ण या गलत जानकारी के कारण यदि लेनदेन में विलंब हो या खाते मे लाभांश जमा न हो, तो मैं भारतीय स्टेट बैंक को जवाबदार नहीं ठहराऊँगा।

स्थान : (i) ______________________

दिनांक : (ii) ______________________

(iii) ______________________

(निवेशक (कों) के हस्ताक्षर)

FOR URGENT ATTENTION OF SHAREHOLDER(S)

M/s Datamatics Financial Services Limited,
Unit : State Bank of India,
Plot A-16 & 17, MIDC, Part B, Cross Lane, Marol,
Andheri (East), Mumbai - 400 093.

INVESTOR'S OPTION TO RECEIVE PAYMENT THROUGH CREDIT CLEARING MECHANISM (ECS) / ELECTRONICALLY AS APPLICABLE

1. Investor's Name (i) ____________________
   (ii) ____________________
   (iii) ____________________
2. Present address : ____________________
   ____
   ____________________ PIN [| | | | |]
3. Folio No. : ____________________
   (in case of physical shares)
4. Particulars of Bank Account
   a. Bank Name : ____________________
   b. Branch Name : ____________________
      (full address) ____________________ PIN [| | | | |]
   c. 9-Digit Code Number : ____________________
      of the Bank and Branch
      appearing on the MICR cheque issued by the Bank
      (Please attach a blank "cancelled" cheque or a photocopy thereof)
   d. Account Type : ____________________
      (S.B. Account (code 10) or Current Account (code 11) or Cash credit) (code 13)
   f. Account Number (11 digits as appearing on the cheque book) : [| | | | | | | | | |]
5. For Demat Shares
   DP ID : ____________________
   Client ID : ____________________
6. Date of Effect : ____________________

I, hereby, declare that the particulars given above are correct and complete. If the transaction is delayed or not effected at all for reasons of incomplete or incorrect information, I would not hold State Bank of India, responsible.

Place : (i) ____________________

Date : (ii) ____________________

(iii) ____________________

(Signature of the Investor(s))

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